UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

May / 2012

REFERENCE FORM

In accordance with Annex 24 of CVM Instruction No. 480
of December 7, 2009 "CVM 480".

Base date: 12/31/2011

Sumário

1. Responsibility for the Form	7
1.1. Declaration and identification of persons responsible	7
2. Independent auditors	8
2.1/2.2 - Auditors – identification and compensation	8
2.3 - Other material information	9
3. Selected financial information	10
3.1 – Financial Information – Consolidated	10
3.2 – Non-accounting metrics	10
3.3 – Events subsequent to the most recent financial statements	10
3.4 – Policy for allocation of earnings	11
3.5 – Distribution of dividends and retention of net income	12
3.6 – Declaration of dividends charged to the retained earnings account or reserves	14
3.7 – Level of indebtedness	14
3.8 – Obligations by nature and due date	14
3.9 – Other material information	15
4. Risk factors	16
4.1 - Description of risk factors	16
4.2 - Comments on expected alterations of exposure to risk factors	24
4.3 - Non-confidential significant judicial, administrative or arbitration proceedings	24
4.4 - Non-confidential judicial, administrative or arbitration proceedings in which the other parties are officers, former officers, controlling companies, former controlling companies, or investors	31
4.5 - Significant confidential cases	31
4.6 - Repeated or related significant and non-confidential judicial, administrative or arbitration proceedings, as a whole	31
4.7 - Other material contingencies	32
4.8 - Rules of the country of origin or country in which securities are custodied	32
5. Market Risk	33
5.1 - Description of principal market risks	33
5.2 - Description of market risk management policy	36
5.3 - Significant alterations of principal market risks	38
5.4 - Other material information	39
6. Issuer history	40
6.1 / 6.2 / 6.4 - Incorporation of issuer, duration and date of registration with the Brazilian Securities and Exchange Commission CVM	40
6.3 - Brief history	40
6.5 - Main corporate events occurring in issuer, subsidiaries or affiliated companies	40
6.6 - Information on any filing for bankruptcy based on material value or judicial or extrajudicial recovery	49
6.7 - Other material information	49
7. Issuer business activities	50
7.1 - Description of the business activities of the issuer and its subsidiaries	50
7.2 - Information on operational segments	50
7.3 - Information on products and services relating to the operational segments	55
7.4 - Customers accounting for more than 10% of total net revenues	73
7.5 - Material effects of state regulation for the business	73
7.6 - Material revenues from other countries	95
7.7 - Effects of foreign regulation on business activities	95
7.8 - Material long-term relationships	95
7.9 - Other material information	95

8. Conglomerate	96
8.1 - Description	96
8.2 - Organizational structure	99
8.3 - Restructuring	99
8.4 - Other material information	100
9. Material assets	101
9.1 - Material non-current assets – other	101
9.1 - Significant non-current asset items/9.1.a – Fixed assets	101
9.1 - Significant non-current asset items/9.1.b – Patents, trademarks, licenses, concessions, franchises and technology transfer agreements	101
9.1 - Significant non-current asset items/9.1.c – Equity interests in companies	101
9.2 - Other material information	103
10. Director's comments	104
10.1 - General Financial and Equity Conditions	104
10.2 - Operating and financial income	121
10.3 - Events having, or expected to have, material effects on financial statements	125
10.4 - Significant changes in accounting practices – Reservation and emphases in the auditor’s opinion	126
10.5 - Critical accounting policies	130
10.6 - Internal controls relating to preparation of financial statements – Levels of efficiency and deficiency and recommendations in the auditor’s report	133
10.7 - Use of proceeds from public offerings for distribution and any deviations	134
10.8 - Material items not shown in financial statements	134
10.9 - Comments on material items not shown in financial statements	135
10.10 - Business Plan	135
10.11 - Other factors material affecting operational performance	136
11. Projections	137
11.1 - Projections disclosed and underlying assumptions	137
11.2 - Monitoring and alteration of projections disclosed	138
12. General meeting and management	142
12.1 - Description of management structure	142
12.2 - Rules, policies and practices relating to general meetings	149
12.3 - Dates and newspapers publishing information required under Law No. 6,404/76	151
12.4 - Rules, policies and practices relating to the board of directors	152
12.5 - Description of section committing to settle disputes through arbitration	153
12.6/8 - Composition and professional experience of management and fiscal council	154
12.7 - Membership of statutory committees and audit, financial and compensation committees	154
12.9 - Existence of marital or stable relationships, or kinship to the second degree between managements of the issuer, subsidiaries and controlling shareholders	154
12.10 - Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others	154
12.11 - Agreements including insurance policies for payment or reimbursement of expenses incurred by directors and officers	500
12.12 - Supply other information the issuer believes is material:	500

17. Share capital	567
17.1 - Information on share capital	567
17.2 - Share Capital increases	567
17.3 - Information on skills, unbundling, grouping and bonuses	568
17.4 - Information on reductions of share capital	568
17.5 - Other material information	568
18. Securities	569
18.1 - Shareholders rights	569
18.2 - Description of any statutory rules restricting voting rights of significant shareholders or obliging them to make public offering	570
18.3 - Description of exceptions and suspensive clauses relating to political or economic rights stipulated in bylaws	570
18.4 - Trading volume and highest and lowest prices of securities traded	570
18.5 - Description of other securities issued	571
18.6 - Brazilian markets which securities are admitted to trading	577
18.7 - Information on class and type of securities admitted to trading on foreign markets	577
18.8 - Public offerings of distribution made by the issuer or by third parties, including controlling block and associated companies or subsidiaries, in relation to issuer's securities	578
18.9 - Description of issuer’s public bids for other companies’ shares	579
18.10 - Other material information	579
19. Share buyback/treasury plans	615
19.1 - Information on plans to repurchase the issuer's shares	615
19.2 - Transactions of securities held in treasury	616
19.3 - Information on securities held in treasury at the close of the last fiscal year	618
19.4 Other material information	618

1.Responsibilityfor the Form

1. Responsibility for the Form

1.1. Declaration and identification of persons responsible

Name of the person responsible for contents of the form: Luiz Carlos Trabuco Cappi

Position of person responsible: Chief Executive Officer

Name of the person responsible for contents of the form: Luiz Carlos Angelotti

Position of person responsible: Director of Investor Relations

The above mentioned directors declare that:

a) they have reviewed this reference form;

b) all information in the form complies with Brazilian Securities Commission (CVM) Instruction No. 480, in particular articles 14 to 19; and

c) the information herein provides a true, accurate and full picture of the issuer's financial situation and the risks inherent in its activities and its issue of securities.

7– Reference Form – 2012

2.Independent auditors

2. Independent auditors

2.1/2.2 - Auditors – identification and compensation

8 – Reference Form – 2012

2.Independent auditors

Auditors – identification and remuneration	
Has auditor?	Yes
Auditor's reference number with Brazilian Securities Commission (CVM)	418-9
Auditor type	National
Name/Business name	KPMG Auditores Independentes
Individuals/Legal entities No. (CPF/CNPJ)	57.755.217/0001-29
Period in which services rendered	03/21/2011
Description of services engaged	Audit work related to the review of the financial statements of the Bradesco Conglomerate companies for the 2011 fiscal year.
Total amount of remuneration of independent auditors segregated by service	R$ thousand: Work engaged from 2011: R$ 30,674 Other services: R$ 1,402 Total: R$ 32,076
Reason for replacement	Not applicable
Reason given by auditor in the event of disagreeing with issuer's reason	Not applicable
Period in which services rendered	03/21/2011
Name of technical person responsible	Cláudio Rogélio Sertório
Taxpayer number (CPF)	094.367.598-78
Address	Rua Dr. Renato Paes de Barros, n° 33, 17° andar, Itaim Bibi, São Paulo, SP, Brazil, CEP 04530-904, Telephone (0011) 21833000, email: CSertorio@kpmg.com.br

2.3 - Other material information

Item 2.1/2.2

Due to restrictions in the Empresas.Net system, which stores and sends Reference Form-related data to the CVM, the actual period for which the independent auditors provided services could not be shown, since the periods extended beyond the fiscal year balance sheet dates.

Periods in which the services of audit firm PRICEWATERHOUSECOOPERS were provided are shown below:

Date on which services were engaged	01/05/2009
Date on which services ended	06/30/2011
Auditing reports related to review of the Bradesco Conglomerate's financial statements for the years ended December 31, 2009 and 2010

9 – Reference Form – 2012

3.Selected financial information

3. Selected financial information

3.1 – Financial Information – Consolidated

3.2 – Non-accounting metrics

Non-accounting metrics were not disclosed in the course of the last fiscal year.

3.3 – Events subsequent to the most recent financial statements

There were no events subsequent to the financial statements in this period.

10 – Reference Form – 2012

3.Selected financial information

3.4 – Policy for allocation of earnings

<table>
<tr><th colspan="2" rowspan="2">(R$ thousand)</th><th colspan="3">Allocation of earnings</th></tr>
<tr><th>2011</th><th>2010</th><th>2009</th></tr>
<tr><td colspan="2">A) Rules for Profit Retention</td><td colspan="3">Legal Reserve

Allocation of a portion of net profit to the legal reserve is determined by Article 193 of Law No. 6,404/76 in order to ensure the integrity of share capital, and may be used only to offset losses or increase capital.
Five percent (5%) of the period's net profit, before any other use, will be allocated to the legal reserve, which must not exceed twenty percent (20%) of share capital.
There is no requirement to allocate to the legal reserve in a year in which the balance of this reserve, plus capital reserves as per §1 of Article 182, exceeds thirty percent (30%) of share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 which governs the creation of statutory reserves states that the bylaws of the company may establish reserves on condition that in each case:
• its purpose is accurately and fully stated;
• criteria are set to determine the annual portion of net profits that will be allocated to the statutory reserve; and
• the maximum amount of the reserve is stated.
Pursuant to the legislation, Article 31 of the bylaws states that after all statutory allocations have been made, a proposal for the allocation or use of any net income remaining shall be made by the executive board, to be approved by the board of directors and decided by General Meeting, and such income may be allocated one hundred percent (100%) to "Income Reserves – Statutory" in order to maintain an operational margin consistent with the development of the Company's active operations up to the limit of ninety-five percent (95%) of paid-up share capital.
If the board's proposal for use of net income from the period contains provision for distributing dividends and/or payment of interest on own capital in an amount greater than the mandatory dividend pursuant to Article 30, item III of the bylaws, and/or retained earnings under Article 196 of Law No. 6,404/76, the balance of net income for making this reserve will be determined after deducting these allocations in full.</td></tr>
<tr><td rowspan="5">Profit Retention (R$ thousand)</td><td>Net income for the period</td><td>11,028,265</td><td>10,021,673</td><td>8,012,282</td></tr>
<tr><td>Legal Reserve</td><td>551,413</td><td>501,083</td><td>400,614</td></tr>
<tr><td>Statutory Reserves</td><td>6,736,518</td><td>6,151,847</td><td>4,893,586</td></tr>
<tr><td>Interest on shareholder equity</td><td>2,933,987</td><td>2,464,538</td><td>2,133,269</td></tr>
<tr><td>Dividends</td><td>806,348</td><td>904,205</td><td>584,813</td></tr>
<tr><td colspan="2">B) Rules for distribution of dividends</td><td colspan="3">With the introduction of Law No. 9,249/95, which came into force on January 1, 1996, companies may pay interest on own capital to their shareholders, to be imputed, net of income tax at source, to the amount of the minimum mandatory dividend.

Minimum mandatory dividend
Pursuant to item III of Article 30 of Bradesco's bylaws, shareholders are assured thirty percent (30%) of net income, each year, as a minimum mandatory dividend, adjusted for any decrease or increase of the amounts specified in items I, II and III of Article 202 of Law No. 6,404/76 (Law of Joint Stock Corporations).
Thus the minimum of thirty percent (30%) stipulated in the bylaws is greater than the minimum of twenty-five percent (25%) set forth in §2 of Article 202 of Law No. 6,404/76.

Shareholders holding preferred shares
Preferred shares confer on their holders dividends ten percent (10%) higher than those paid on common shares (item "b", §2, Article 6 of the bylaws).

Reinvestment of dividends or interest on own capital
Reinvestment of dividends or interest on own capital is a product that enables a shareholder and account holder registered with Bradesco Corretora (brokerage), personal or corporate, to invest the amount received and credited to current account in new shares (currently only for preferred shares), thereby increasing their shareholding.
Shareholders have the option of reinvesting monthly and/or special (supplementary or intermediate) dividends. There is no upper limit for reinvesting and the minimum must be enough to purchase at least one (1) share.</td></tr>
<tr><td colspan="2">C) Periodicity of dividend distributions</td><td colspan="3">Bradesco has distributed dividends monthly since 1970, and became the first Brazilian financial institution to adopt this practice.

Interim dividends
The executive board, on approval of the board of directors, is authorized to declare and pay out interim dividends, semiannual or monthly, from existing earnings, or profit reserve accounts (§1, Article 30 of the bylaws).
It may also authorize payment of interest on own capital in total or partial substitution of interim dividends (§2, Article 30 of the bylaws).

Monthly Payment of Interest on Own Capital
For the purposes set forth in Article 205 of Law No. 6,404/76, beneficiaries are shareholders registered with the Company on declaration dates, which are on the first day of each month.
Payments are made on the first business day of the following month, as monthly advances on the mandatory dividend by crediting the account informed by the shareholder or made available to the Company.</td></tr>
<tr><td colspan="2">D) d) Any restrictions on dividend payments imposed by special laws or regulations applicable to the issuer, as well as contracts, court decisions, administrative or arbitration court rulings</td><td colspan="3">There are no restrictions on the distribution of dividends.</td></tr>
</table>

11– Reference Form – 2012

3.Selected financial information

3.5 – Distribution of dividends and retention of net income

12– Reference Form – 2012

3.Selected financial information

Retained earnings	Amount	Dividend payment	Amount	Dividend payment	Amount	Dividend payment
Mandatory dividend						
Common	25,247,389.20	1/7/2011	22,607,384.88	1/7/2010	20,287,376.85	1/7/2009
Common	25,247,388.98	2/5/2011				
Common	24,861,250.94	1/3/2011				
Common	27,772,166.02	2/1/2012				
Common	27,772,165.12	1/11/2011				
Common	25,247,389.92	1/9/2011				
Common	24,851,147.97	1/4/2011				
Common	24,861,251.19	1/2/2011				
Common	27,772,165.05	3/10/2011				
Common	25,247,389.17	1/6/2011				
Common	25,247,389.64	1/8/2011				
Common	27,772,165.67	1/12/2011				
Common	72,082,284.38	8/3/2012				
Preferred	27,807,137.67	1/8/2011	165,076,049.21	02/18/2011	22,317,056.59	3/8/2009
Preferred	27,353,832.76	1/4/2011				
Preferred	27,353,820.55	1/3/2011				
Preferred	27,807,128.78	2/5/2011				
Preferred	27,807,133.25	1/7/2011				
Preferred	27,807,138.03	1/9/2011				
Preferred	30,515,124.90	1/11/2011				
Preferred	30,515,135.44	2/1/2012				
Preferred	27,807,129.89	1/6/2011				
Preferred	30,515,126.46	3/10/2011				
Preferred	27,353,834.83	1/2/2011				
Preferred	79,208,336.64	8/3/2012				
Preferred	30,515,134.31	1/12/2011				
Common			22,607,384.88	3/5/2010		
Common			22,607,383.86	1/3/2010		
Common			24,868,194.69	3/1/2011		
Common			24,868,194.17	1/11/2010		
Common			24,868,193.88	1/9/2010		
Common			22,607,384.82	1/4/2010		
Common			20,552,275.75	1/2/2010		
Common			24,868,193.82	1/10/2010		
Common			22,607,385.16	1/6/2010		
Common			22,607,385.02	2/8/2010		
Common			24,868,193.91	1/12/2010		
Common			150,025,491.86	02/18/2011		
Preferred			24,865,169.36	1/6/2010		
Preferred			27,353,813.12	1/10/2010		
Preferred			27,353,834.89	1/12/2010		
Preferred			24,865,183.77	2/8/2010		
Preferred			24,865,151.22	1/4/2010		
Preferred			24,865,137.19	1/3/2010		
Preferred			24,865,162.33	3/5/2010		
Preferred			24,865,181.43	1/7/2010		
Preferred			27,353,838.53	3/1/2011		
Preferred			22,607,330.78	1/2/2010		
Preferred			27,353,805.43	1/9/2010		
Preferred			27,353,829.25	1/11/2010		
Common					20,553,168.99	4/1/2010
Common					20,287,373.27	4/5/2009
Common					20,252,324.90	1/12/2009
Common					18,443,377.65	2/2/2009
Common					20,288,639.90	3/8/2009
Common					20,287,271.46	1/6/2009
Common					20,287,372.01	1/4/2009
Common					20,286,933.57	1/10/2009
Common					20,264,408.68	3/11/2009
Common					20,287,605.49	2/3/2009
Common					20,287,859.49	1/9/2009
Common					36,666,668.65	9/3/2010
Preferred					20,282,156.59	2/2/2009
Preferred					22,315,243.60	2/3/2009
Preferred					22,315,310.00	1/7/2009
Preferred					22,317,066.35	1/10/2009
Preferred					22,315,303.39	1/6/2009
Preferred					22,315,274.90	4/5/2009
Preferred					22,317,059.89	1/9/2009
Preferred					40,333,331.35	9/3/2010
Preferred					22,281,056.58	1/12/2009
Preferred					22,613,297.87	4/1/2010
Preferred					22,296,957.73	3/11/2009
Preferred					22,315,251.44	1/4/2009

13– Reference Form – 2012

3.Selected financial information

3.6 – Declaration of dividends charged to the retained earnings account or reserves

In relation to the previous three fiscal years, no dividends were declared or charged to the retained earnings account or reserves established in prior fiscal years.

3.7 – Level of indebtedness

3.8 – Obligations by nature and due date

14– Reference Form – 2012

3.Selected financial information

The selected financial information in this item refers to the consolidated accounting statements.

NB: Item 3.1: Breakdown of net income – consolidated

Distribution of dividends and retention of net income

Note that the accounting statements used policy for use of income and distribution of dividends and interest on own capital as per items 3.4 and 3.5, respectively, were prepared in accordance with accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

15– Reference Form – 2012

4.Risk factors

4. Risk factors

4.1 - Description of risk factors

Macroeconomic risks

Our business and results from operations are substantially affected by conditions on global financial markets.

Global capital and credit markets recent turbulence led to a liquidity crunch and higher credit risk premiums for various market participants, which led to less availability of funding and/or increased costs for both financial institutions and their customers. Rising or high interest rates and/or higher levels of spreads on credit created a less favorable environment for most of our business dealings and may impair customers' ability to repay their debts, reducing our flexibility in terms of planning or reacting to changes in its operations and the financial industry in general. So even with the Brazilian and world economies starting to pick up in the first half of 2009, results from operations may still be affected by adverse conditions in global financial markets for as long as they remain volatile and subject to turbulence and uncertainty.

Since 2008, the continuation of the economic crisis in Europe, particularly in Greece, Spain, Italy, Ireland and Portugal, has continued to reduce investor confidence globally, as has the earthquake in Japan last year and Standard & Poor's downgrading of the USA's long-term sovereign credit rating on August 6, 2011. These events could negatively affect our ability and that of other Brazilian financial institutions to obtain financing from global capital markets, to the extent that they weaken recovery and growth of the Brazilian and/or foreign economies and give rise to volatility in Brazilian capital markets.

The Brazilian government has influence on the Brazilian economy and local political and economic conditions have a direct impact on our business.

Our financial conditions and results from operations depend substantially on the Brazilian economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal and taxation policies in order to influence the course of the Brazilian economy. We have no means of controlling or predicting which measures or policies the Brazilian government may take in response to current or future economic situations or how the government's policies or intervention will affect the economy and directly or indirectly affect our operations and revenues.

Our business, our financial situation, and the market value of our preferred and common shares may be adversely affected by alterations in these policies involving currency controls, taxes and other factors such as the following:

•                         fluctuating exchange rates;

•                         fluctuating benchmark interest rates;

•                         domestic economic growth;

•                         political, social or economic instability;

•                         monetary policy;

•                         fiscal policy factors and alterations to the taxation system;

•                         currency exchange controls policy;

•                         liquidity of domestic credit, capital and financial markets;

•                         the ability of our customers to fulfill their obligations to us;

•                         reductions in wages or income levels;

•                         rising rates of unemployment;

•                         changes in credit regulations;

•                         inflation; and

16– Reference Form – 2012

4.Risk factors

•                         other political, diplomatic, social or economic developments in Brazil or internationally, that may affect Brazil.

Exchange rate variations may negatively affect the Brazilian economy, and our earnings and financial situation.

Our business is impacted by variations in the value of the Brazilian real. Since October 2002 and more intensively since June 2004, the Brazilian real has appreciated against the US dollar, with a few periods of depreciation (reaching R$ 1.5593 per US$ 1.00 on August 1, 2008). In 2009, the real was again appreciating against the dollar (reaching R$ 1.7412 per US$ 1.00 at the end of the year). In 2010, the real continued its appreciation against the dollar (reaching R$ 1.6662 per US$ 1.00 at the end of the year). The real continued to appreciate against the US dollar during the first half of 2011 and reached R$ 1.5345 per dollar on July 26, 2011. After that, due to deteriorating global economic conditions and the decision by Brazil's Monetary Policy Committee (COPOM), to ease monetary policy, the real began to depreciate and fell to R$ 1.8758 per dollar by December 31, 2011. However, macroeconomic fundamentals and the current global situation (abundant liquidity, high risk appetite and rising commodity prices) suggest that signs of a tendency for the real to appreciate are still there.

On December 31, 2011, the net balance of our assets and liabilities denominated in foreign currencies, or indexed to them (US dollars in particular) was 1.2% of our total assets. When the Brazilian currency is devalued or depreciates, we incur losses on our liabilities denominated in foreign currencies, or indexed to them. For example, our long-term debt denominated in dollars, loans in foreign currencies and gains on monetary assets denominated in foreign currencies or indexed to them, since such liabilities and assets are converted into Brazilian reais. Therefore, if our liabilities denominated in foreign currency, or indexed to it, significantly exceed our assets denominated in foreign currency or indexed to it, including any financial instruments used for hedging purposes, major depreciation or devaluation of the Brazilian currency could substantially and adversely affect its financial results and the market price of preferred and common shares, even though the value of its liabilities had not altered in their original currency. Furthermore, our loans depend significantly on our ability to match the cost of dollar-indexed funds with rates charged to our customers. A significant depreciation or devaluation of the US dollar may affect our ability to attract customers on these terms or charge fees pegged to the US dollar.

On the other hand, when Brazil's currency appreciates, we incur losses on our monetary assets denominated in, or indexed to, foreign currencies such as the US dollar, and our liabilities denominated, in or indexed to, foreign currency are reduced since liabilities and assets are converted into reais. Therefore, if our monetary assets denominated in or indexed to foreign currency significantly exceed our liabilities denominated in or indexed to foreign currency, including any financial instruments used for hedging purposes, major appreciation of Brazil's currency could substantially and adversely affect our financial performance, even if the monetary value of such an asset remains unchanged in its original currency.

If Brazil experiences substantial inflation in the future, our revenues and ability to access foreign financial markets will be diminished.

In the past, Brazil has experienced extremely high rates of inflation. According to the Consumer Price Index - Domestic Availability (or IGP-DI), inflation rates in Brazil reached (1.4)%, 11.3% and 5.0% on December 31, 2009, 2010 and 2011 respectively. Government measures to curb inflation and public speculation in relation to possible government measures had a negative effect on the economy and added to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have a negative effect for Bradesco.

Government's measures to combat inflation have often included tight monetary policy with high interest rates, thus restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the rate of the Special Settlement and Custody System, known as the "SELIC" rate, and the benchmark interest rate set by COPOM may negatively affect Bradesco by reducing demand for credit and raising funding costs, the cost of domestic debt, and the risk of customer default. SELIC rate cuts may also have a negative effect on us by reducing the interest income we earn on our interest-earning assets and reducing our revenues and margins.

Future actions of the Brazilian government – including interest rate cuts, foreign exchange market interventions, or steps to adjust or fix the value of the Brazilian real – may lead to rising inflation. As an example of government intervention to keep inflation rates under control, in early 2011 credit regulations were amended to include restrictions on certain types of personal loans, loans for purchasing vehicles and payroll-deduct loans. Most of these measures were withdrawn in late 2011, as an incentive to boost the economy. If Brazil is affected by fluctuating inflation rates in the future, our costs and net margins may be affected. If there is a lack of investor confidence, the price of our securities may fall. Inflationary pressures may also affect our ability to access financial markets abroad and may lead to counter-inflationary policies that may have adverse effects on our business, financial situation, results from operations and market value of our preferred and common shares.

17– Reference Form – 2012

4.Risk factors

Alterations of the benchmark interest rate made by the Central Bank's monetary policy committee (COPOM) may substantially and adversely affect our margins and results from operations.

COPOM sets basic interest rates for the Brazilian banking system. Basic interest rates were 8.75%, 10.75% and 11.0% per annum on December 31, 2009, 2010 and 2011, respectively. Variations in the basic interest rate may substantially and adversely affect our results from operations for these reasons:

  high basic interest rates raise our domestic debt costs and may increase the probability of customer default; and

•    low basic interest rates may reduce our net financial income.

The monetary policy committee (COPOM) sets the benchmark interest rate to manage certain aspects of the Brazilian economy, including hedge capital reserves and flows. The basic interest rates set by COPOM or the frequency at which these rates are adjusted are not controlled.

Events and perception of risk in Brazil and in other countries, specially other emerging markets, may negatively affect the market value of Brazilian securities, including our preferred and common shares.

The market value of securities issued by Brazilian companies is affected to varying degrees by economic and market conditions in other countries including other Latin American countries, and other emerging countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reaction to events in these countries can have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging countries may reduce investor appetite for securities from Brazilian issuers, including the ones issued by Bradesco, which might negatively affect the market value of our preferred and common shares.

The recent global financial crisis had a significant impact around the world, including Brazil, such as volatility on capital markets, the credit crunch, higher interest rates, a slowdown in the world economy, volatile exchange rates, and inflationary pressure, among other factors that have had and may continue to have, directly or indirectly, a negative impact on our business, financial condition, results of operations, the market value of Brazilian issuers' securities, including ours, and our ability to fund our operations .

Risks related to Bradesco and the Brazilian banking sector

We may be faced with a high level of arrears in repayment of loans, to the extent that our loans and advances portfolio matures.

Our loans and advances portfolio has grown substantially since 2004, mainly due to Brazil's economic growth. Any corresponding increase in our level of borrowing taking an abnormal course may lead to a slower pace than the ratio of growth of non-performing loans and advances, since the latter are not normally repayable within a short period of their origination. Levels of past-due loans for our individual customers are higher than for corporate clients. From 2009 to 2011, our portfolio of loans and advances to customers grew 39.3% and our level of past-due loans rose 31.3%, due to the increase in the numbers of individual clients.

The weakening of economic conditions in Brazil, which began in mid-2008, resulted in higher unemployment, which in turn led to increases in our levels of non-performing loans, especially for personal customers’ portfolio. This trend towards higher levels of non-performing loans deteriorated in 2009. In 2010, there was an improvement in our customers' delinquency indicators as a result of economic recovery in Brazil, reflected in a reduction of expense due to impairment of loans and advances. Our level of past-due loans and advances rose in 2011, and our impairment of loans and advances rose 14.9% on 2010, while our loans and advances rose 16.8% in the same period. However, if economic conditions deteriorate in Brazil, we may have to increase our impairment of loans and advances in the future.

Rapid growth of loans may also reduce the ratio of non-performing loans compared to total loans, until the rate of growth slackens or the portfolio becomes more mature. Adverse economic conditions and a lower rate of growth of loans and advances to customers may result in an increase in our loss on impaired loans and advances, writedowns, and ratio of past-due loans to total loans, which may have an adverse effect on our business, financial condition and results of operations.

18– Reference Form – 2012

4.Risk factors

Adverse conditions in credit and capital markets may adversely affect our ability to obtain timely access to funds at reduced costs.

The recent volatility, disruption and uncertainty in credit and capital markets generally have lowered liquidity and led to higher funding costs for financial and non-financial institutions. These conditions may impact our ability to rollover obligations that are maturing at low cost and/or our ability to obtain timely access to funds in order to execute our growth strategy. If we are forced to postpone capital increases or pay unattractive interest rates in order to obtain capital, our financial condition and results of operations may be adversely affected.

The increasingly competitive environment in banking and insurance in Brazil may adversely affect our business prospects.

The Brazilian markets for financial, banking and insurance services are highly competitive. We face significant competition from other large Brazilian and foreign banks and insurance companies, both public and private, in all the key segments of its operations.

Competition has grown as a result of recent consolidations among financial institutions in Brazil and regulations of the National Monetary Council, which we call "CMN", which made it easier for customers to switch their banking funds/business. Heightened competition may significantly and adversely affect us, and among other effects, may limit our ability to retain and grow our existing customer base and expand our operations, and reduce our profit margins on banking products, thus restricting investment opportunities to some extent.

Moreover, Brazilian regulations create barriers to entry and make no distinction between foreign and Brazilian commercial and investment banks or between Brazilian and foreign insurance companies and insurers. Consequently, increased presence of foreign banks and insurance companies in Brazil, some with more resources than us, has heightened competitiveness in the banking and insurance markets in general and for certain products in particular. Privatization of public (government controlled) banks has also made the Brazilian banking and other financial services markets more competitive.

A higher level of competition may adversely affect our results and potential business, and may among other factors:

•    restrict our ability to build our customer base and expand our operations;

•     lower our profit margins on banking products and services, and insurance, leasing and other services and products offered by us; and

•    lead to more competition for foreign investment opportunities.

Losses on investments in securities may have a significant impact on our results from operations and are unpredictable.

The value of some of our investments in financial assets may fall significantly due to disruption in financial markets, and they may vary over short periods. On December 31, 2011, investments in financial assets accounted for 20.2% of our assets, and gains and losses from investments have had and continue to have a significant impact on results of our operations. The amounts of these gains and losses, which are journalized as investments in financial assets are sold, or in certain circumstances in which they are marked to market or recognized at fair value, may fluctuate substantially from one period to another. The extent of fluctuation depends partly on our investment policies and the market value of financial assets, which in turn may vary considerably. It is not possible to predict the amount of gains or losses realized in a certain future period and our management believes that variations from one period to another are of no practical value for the purposes of analysis. In addition, any income on our investment portfolio may no longer contribute to net interest income at the same levels as in recent periods, and we may not be able to show the gains currently made on our consolidated investment portfolio, or any portion of such gains.

We may suffer losses associated with exposure to counterparties.

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4.Risk factors

We are subject to the possibility of a counterparty not honoring its contractual obligations. Counterparties default may be due to bankruptcy, lack of liquidity, operational failure, or other reasons. This risk may arise, for example, with swaps or other derivatives in which counterparties have an obligation to pay or execute currencies or other trades that do not occur when required due to inability to make delivery or system failures affecting clearing agents, currency exchange, clearing houses or other financial intermediaries. This counterparty risk is more pronounced in complex markets, on which there is greater risk of counterparty failure.

Our trading in derivatives and related transactions may cause substantial losses.

We are actively engaged in trading securities, and in buying fixed-income securities and equity shares, in particular, to sell them in the short-term with the aim of profiting from short-term price differentials. These investments may expose Bradesco to substantial financial losses in the future, since securities are subject to fluctuations in value and may lead to losses. In addition, we enter into derivative transactions to manage our exposure to currency risk and interest-rate risk. The purpose of these derivative transactions is to protect Bradesco against increases or decreases in exchange rates or interest rates, but not in both cases. For example, we may buy derivatives to hedge against reductions in the rate of the Brazilian real or a lower interest rate; if the Brazilian real appreciates, or interest rates rise, we may incur financial losses. Such losses could significantly and adversely affect our cash flow and future results of operations.

The Brazilian government regulates operations of local financial institutions and insurance companies, and changes in existing regulations and laws or new laws or regulations may adversely affect our operations and revenues.

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and ongoing regulatory supervision by the Brazilian government. We have no control over government regulation, which governs all aspects of our operations, including the imposition of:

•                         minimum capital requirements;

•                         compulsory deposits/reserves;

•                         requirements for investment in fixed assets;

•                         lending limits and other credit restrictions;

•                         accounting and statistical requirements;

•                         solvency margins;

•                         minimum coverage levels; and

•                         mandatory policies for provisioning.

The regulatory framework for banks and insurance companies in Brazil is constantly evolving. Existing laws and regulations may be altered, or the ways in which the laws and regulations are implemented or interpreted may change, and new laws and new regulations may be introduced. These changes may adversely affect our operations and revenues.

The Brazilian government, in particular, has historically promulgated regulations affecting financial institutions in an attempt to implement its economic policies. These regulations aim to control the availability of credit and boost or lower consumption in Brazil. These alterations may adversely affect us since our returns on compulsory deposits are lower than those on our other investments.

Part of our business currently not subject to government regulations may be regulated in the future. For example, various legislative proposals to regulate the credit card sector are now being discussed in Brazil's Congress. Some of these proposals aim to increase competitiveness in the sector and restrict tariffs charged by credit card companies. On November 25, 2010, for example, the Central Bank issued new rules on tariff charges for financial institutions, and even set criteria for calculating minimum amounts to be paid on credit card invoices. These rules, which came into effect on June 1, 2011, for contracts signed after that date (and which will come into effect on June 1, 2012 for contracts signed before June 1, 2011), determine, among other things, that only five types of service fees may be charged, including annuities, fees for issuing duplicate drafts, withdrawals, bill payments and emergency requests for credit reviews, and the minimum amount to be paid on each invoice must be not less than 20.0% of the total. New regulations affecting the credit card industry may have a material negative effect on our revenues from credit card business. Such regulations and regulatory changes affecting other business dealings in which we are involved, including leasing and brokerage, may have a negative effect on our operations and revenues.

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4.Risk factors

Most of our common shares are owned by a shareholder whose interests may conflict with those of other investors.

On December 31, 2011, the Bradesco Foundation (Fundação Bradesco) directly or indirectly owned 56.49% of our shares. As a result, Bradesco Foundation may, among other things, avoid a change in control of our company, even if a transaction of this nature would be beneficial to our other shareholders. It also has the power to approve transactions between related parties or corporate reorganizations. Under the terms of the Bradesco Foundation's bylaws, all members of the executive board, and departmental directors working in the Organization for over ten years are members of the Bradesco Foundation's governing body. The governing body does not have other members. Decisions on our policy in relation to acquisitions, disposals of equity investments, loans or other transactions taken by Bradesco Foundation may be contrary to the interests of holders of common shares and have a negative impact on the interests of holders of common shares.

Changes in regulations relating to reserve requirements and compulsory deposits and taxes may reduce operating margins.

The Central Bank has periodically altered the levels of compulsory deposits that financial institutions in Brazil are required to keep at the Central Bank. For example, in February 2010, the Central Bank increased compulsory deposit requirements on time deposits. In June 2010, compulsory deposit requirements on demand deposits were raised. In December 2010, compulsory deposits on time deposits and additional compulsory deposit requirements were raised.

In January 2011, the Central Bank also introduced compulsory deposits and obligatory cash reserves on foreign-currency short positions. Some of the rules relating to compulsory deposits were altered by the Central Bank in March 2011 mainly in order to encourage mid-sized banks to increase their capital using profits earned in 2010. In July 2011, the CMN consolidated and redefined rules for compulsory deposit requirements on short positions in foreign currency.

In December 2011, Central Bank Circular 3569 consolidated and redefined certain rules governing the use of compulsory deposit requirements on time deposits. Standouts among the principal alterations were the inclusion of financial notes in the list of assets eligible for deduction from compulsory deposits requirements for time deposits. Some of the provisions relating to compulsory deposit requirements on time deposits were again altered by the Central Bank in February 2012 in order to stimulate the acquisition of loan portfolios of smaller banks by larger banks, thus allowing a certain part of the funds that would be held without remuneration to be invested in these new portfolios. Through this measure, the Central Bank expected to create more liquidity for smaller institutions. In March 2012, the Central Bank allowed deduction of agricultural loans from compulsory deposit requirements against time deposits. The Central Bank expected this measure to result in R$ 3.0 billion in additional funding for loans and investments in agriculture and livestock.

The Central Bank may raise reserve requirements and compulsory deposits in the future or may introduce new reserve requirements and compulsory deposits.

Compulsory deposits generally earn lower returns than other investments and deposits, since:

•                         part of our compulsory deposits do not receive remuneration from the Central Bank; and

•                         part of our compulsory deposits must be used to finance the federal housing program, Brazil's agricultural sector, low-income customers and small businesses through what is known as a "microcredit program."

Our compulsory deposit requirements for demand deposits, savings and time accounts and additional compulsory deposits amounted to R$ 71.2 billion at December 31, 2011. Reserve requirements have been used by the Central Bank to control liquidity as part of its monetary policy in the past, and Bradesco has no control over these requirements. Any increase in compulsory deposit requirements may reduce its ability to make loans and other investments and may thus negatively affect Bradesco.

Changes in taxes and other fiscal initiatives may adversely affect us.

The Brazilian government regularly changes tax regimes and takes other fiscal initiatives that affect us and our customers. The latter include changes in tax rates and occasionally temporary taxes, the proceeds from which are used for the government's purposes. The effects of these changes and other changes resulting from additional tax initiatives have not been, and cannot be quantified and there is no guarantee that these laws, once implemented, will not have a negative effect on our business dealings. Furthermore, such changes may lead to uncertainties for the financial system, raise the cost of loans and contribute to an increase in the non-performing loans and advances portfolio.

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4.Risk factors

Brazil's Constitution set a ceiling for interest rates on loans, including interest rates on bank loans, and the impact of subsequent legislation containing regulations on this matter is uncertain.

The Brazilian constitution's Article 192, promulgated in 1988, set a 12% per annum cap for interest rates charged on bank loans. However, after promulgation of the constitution, this rate was not put into practice since the regulatory aspects for the cap were still pending. The interpretation that this ceiling has not yet come into force was recently confirmed by Binding Precedent No. 7, a final decision and binding precedent promulgated by Federal Supreme Court in 2008, confirming the court's previous view on this issue. Since 1988, several attempts have been made to adjust lending rates, particularly interest rates on bank loans, but none have been implemented or upheld by higher courts in Brazil.

On May 29, 2003, Constitutional Amendment No. 40 (locally known as EC 40/03) was enacted to repeal all paragraphs and subparagraphs of Article 192 of Brazil's constitution. This amendment allows the Brazilian financial system, also known as "SFB", to be regulated by specific laws for each system sector rather than a single law for the system as a whole.

Under the new Civil Code (Law 10406 of January 10, 2002), in its current wording, unless parties to a loan agreement have agreed on a different rate, the interest rate was capped at the basic interest rate charged by the National Treasury. This basic rate is now the SELIC rate, which stood at 9.0% per annum on April 19, 2012. However, there is some uncertainty as to whether this applicable base rate would be the SELIC rate or the 12% per annum interest rate stipulated in the Tax Code (Código Tributário).

The impacts of EC 40/03 and the determinations of the new Civil Code are uncertain at the moment, but any substantial increase or decrease in the interest rate may have a material effect on the financial conditions, results from operations or prospects of Brazilian financial institutions, including Bradesco.

Furthermore, some Brazilian courts have, in the past, issued rulings restricting interest rates on consumer financing transactions that are regarded as unfair or excessive in comparison with market practices. Future decisions by Brazilian courts, or changes in legislation and regulations restricting interest rates charged by financial institutions may have a negative effect on our business.

Our losses relating to insurance claims may vary from time to time and differences between losses on actual claims and underwriting assumptions and actuarial reserves may have an adverse effect on us.

Our result from operations depends significantly on the extent to which our actual level of claims is consistent with assumptions we used when valuing our obligations related to current and future claims and setting prices for our insurance products. We attempt to limit our liability and price our insurance products, based on expected payments of benefits calculated using several factors such as: assumptions for returns on investments, mortality and disability expenses, continuity and certain macroeconomic factors such as inflation and interest rates. These assumptions may deviate from our previous experience, due to factors beyond our control, such as natural disasters (floods, fires and explosions), human disasters (protests, terrorist or gang attacks) and changes in mortality and incapacity rates as a result of advances in medicine and increased longevity, among other factors. Therefore, we are unable to accurately determine the values that will ultimately be paid to settle these obligations, or when these payments will have to be made, or if the assets guaranteeing our insurance obligations, together with future premiums, will be sufficient to cover payments against these obligations. These values may vary in relation to estimates, especially when payments do not occur until the distant future, as is the case with some of our life insurance products. To the extent that the actual experience of loss events and claims is less favorable than the underlying assumptions used to calculate obligations, we may be required to increase our reserves, which may adversely affect our cash flow.

If our actual losses exceed our reserves for the risks we underwrite, we may be adversely affected.

Our results from operations and financial condition depend on our ability to accurately assess actual losses associated with the risks that we have underwritten. Our current reserves are based on estimates that rely on available information and involve many factors, including experiences of recent losses, current economic conditions, internal risk ratings, actuarial and statistical projections of expected costs of settling future claims, such as estimates of future trends for the severity and frequency of claims, legal theories concerning liability, levels and/or time of receipt or payment of premiums and retirement, mortality and incapacity rates, continuity, among others. Consequently, calculating reserves is inherently uncertain and our actual losses are often different from such estimates, sometimes by a substantial margin. Deviations occur for several reasons. For example: since we recognize our impaired loans and advances losses based on estimates of losses incurred, this amount may not be sufficient to cover losses; we have a larger number of claims; or our costs may be higher than our estimates. If actual losses significantly exceed our reserves, we may be adversely affected.

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4.Risk factors

We are jointly liable for our customers' losses if our reinsurers fail to meet their obligations under reinsurance contracts.

Purchasing reinsurance does not exempt us from liability to our customers if a reinsurer fails to comply with its obligations under reinsurance contracts. Consequently, the reinsurer's insolvency or failure to make timely payments as described in the contracts could have an adverse effect on us, since we continue to be liable to our insured persons.

Our strategy of marketing and expanding Internet Banking in Brazil may not be well received or may be more costly than profitable.

 We have aggressively insisted on using the Internet for banking and other services to our customers and we expect to continue to do so. However, the market for our Internet products is evolving rapidly and becoming increasingly competitive. We cannot predict whether this market will grow or how fast it may grow. Additionally, should we fail to effectively adapt to growth and new developments in the Internet and technology market, our business, competitiveness or results from operations could be adversely affected.

The Internet may not prove to be a viable retail market in Brazil for a number of reasons, including lack of acceptable security technology, potentially inadequate development of the required infrastructure, lack of marketing and development required for improved performance, or visible lack of customer trust in our systems.

A fault in our operational or security systems, or a breach of these systems, may temporarily disrupt our business, increase our costs and lead to losses.

Although we have ostensible information security controls, continuous investments in infrastructure, operations and crisis management in good order, our data processing, business, financial, and accounting systems, or other operational systems or instruments may cease to function correctly for a limited period of time or become temporarily disabled or damaged due to a number of factors, including events that are wholly or partly beyond our control, such as: electrical or telecommunications faults; breakdowns; system failures or other events affecting third parties with whom we do business, or in our tools for business activities, including currency exchange, clearinghouses, financial intermediaries or service providers; and large-scale local political events, or social problems, or cyber attacks.

Cyber attacks and temporary interruptions or failures in our physical structure, operational systems supporting our business and customers, may result in friction with customers, regulatory fines, penalties or intervention, refunds or other compensation costs.

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4.Risk factors

4.2 - Comments on expected alterations of exposure to risk factors

No reduction or increase in the issuer's exposure is expected in relation to risks mentioned in item 4.1.

4.3 - Non-confidential significant judicial, administrative or arbitration proceedings

In terms of assessing materiality, Bradesco has found that there are no cases that could materially damage its image or pose legal risks. Cases relating to this item were obtained from a materiality of R$ 359 million, which represents 0.5% of the issuer's capital base (R$ 71,746 million). Therefore, we selected cases whose financial impacts exceed this material amount. Any differences between the cases shown below and the values shown in Notes refer to processes that individually involve amounts below the level we consider material.

Bradesco is a party in judicial proceedings involving labor, civil-liability and tax claims arising in the normal course of its business.

Provisions were made taking into account: the opinion of legal advisors, the nature of the actions, similarity with previous cases, complexity and positioning of the courts, whenever loss is rated "probable".

Management believes that provision is sufficient to cover any losses arising from these cases.

Liabilities related to legal obligation currently in litigation is maintained until as case is conclusively won, which means favorable legal decisions that may no longer be appealed, or falls due to prescription.

Labor contingency

Currently we are defendants in labor proceedings or actions brought by former employees, claiming in particular "overtime payments”. In cases in which judicial deposit is required, the amount of the labor contingency is made presuming loss of these deposits. For the other cases, provision is based on the average value of payments made in cases judged in the last 12 months.

Time-clocks were introduced to control actual hours worked in 1992, and overtime is paid in the ordinary course of the employment contract. Therefore, labor claims brought after 1997 individually involve much smaller amounts.

On December 31, 2011, our provision for labor-claim related liabilities rated "probable" reached R$ 2,311,160 thousand.

There are no individually material cases based on the above-mentioned criterion.

Civil-liability contingency

These claims for moral and property damages mostly relate to protests for non-payment, returned checks, debtor details recorded in credit restriction databases, and repayment of amounts reduced by inflation rate adjustments resulting from economic plans. These actions are controlled individually through our computerized system and provisioned whenever loss is rated "probable", based on the opinions of legal advisors, the nature of actions, similarity with previous cases, complexity and positioning of the courts.

Most of these actions involve petty claims courts, or Special Civil Courts (JECs), in which claims are limited to 40 times the minimum monthly wage, and are not events that could significantly impact our financial result.

Note the existence of a substantial number of legal actions claiming reimbursement of amounts adjusted by inflation indices when balances held in savings accounts were reduced under economic plans as part of federal government economic policy for combating inflation in the past. Although the Organization complied with the legislation in force at the time, these cases are being provisioned in light of the actions notified so far and the corresponding perspective of loss analyzed from the point of view the current jurisprudence of the Higher Court of Justice (STJ).

Two points should be noted in relation to litigation concerning economic plans: a) there is no significant potential liability, since the right to new claims has been prescribed, and b) the Supreme Court suspended analysis of all appeals lodged until its final ruling.

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4.Risk factors

On December 31, 2011, our provision for liabilities relating to civil-law actions rated "probable" reached R$ 3,338,400 thousand.

There are no individually material cases based on the above-mentioned criterion.

Note that repetitive or related civil liability cases based on similar facts or causes, which are considered material as a whole, are listed in item 4.6.

Tax and social-insurance/pension contingencies

The Bradesco Organization has brought legal actions challenging the constitutionality of certain taxes and social contributions, which are fully provisioned despite good chances of success in the medium and long term, in the opinion of our legal advisors.

On December 31, 2011, our provision for tax and social security contingencies totaled R$ 12,276,890 thousand.

Based on our assessment of materiality, the cases shown below involve tax and social security issues and the chances of losing were rated "remote or possible":

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4.Risk factors

26– Reference Form – 2012

4.Risk factors

27– Reference Form – 2012

4.Risk factors

Judicial Proceedings:	MS 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region - 3th Bench
c. date brought	14/12/2006
d. parties to the proceedings	Defendant: Banco IBI S.A - Banco Múltiplo Plaintiff: Special Representative of the Financial Institutions in SP
e. sums, goods or rights involved	COFINS R$ 490,330,420.38 + PIS R$ 79,678,779.32
f. principal facts	Legal Proceedings, in which a plea was made since January/2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law no. 9.718/98, preventing it, because its incidence on income earned is inconsistent with the concept of turnover (product of the sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount inappropriately collected as PIS (basis of calculation) and of the COFINS (basis of calculation and levy) and the consequent credit rights and authorize the compensation of the values in reference against the instalments due of taxes and contributions managed by the Brazilian Federal Revenue Office. On 23/03/2007 a partial injunction was obtained, moving away only from the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law no. 9.718/98. On 23/11/2007 the sentence was given as unfounded, re-establishing the Injunction following the favorable decision obtained through a bill of review. On 21/01/2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law no. 9.718/98 for other income that is not of turnover. Pending judgement is the Amendment of Judgment required in order to clarify if in the concept of turnover the financial income is included. A judicial deposit of the full amount was made of the values involved.
g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated "possible". Provision was made because we believe this is a legal obligation.
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.
i. amount provisioned (if applicable)	R$ 570,009,199.70

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4.Risk factors

.

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4.Risk factors

30– Reference Form – 2012

4.Risk factors

Below, we highlight cases no longer included in this item, compared with the 2011 Reference Form (base date 12/31/2010), and the reasons for their exclusion:

•                   Administrative proceedings No. 16327.001557/2010-03 - Notification of assessment in relation to social security contributions (INSS) charged on private pension fund contributions that the tax authorities classed as remuneration subject to this contribution and on values of transportation vouchers paid in cash.

Date brought: 12/10/2010.

Case excluded for not reaching the criterion used for materiality.

•                      Administrative proceedings 12267.000211/2008-66 - Originating from NFLD 37.107.894-6, issued to avoid lapse of deferred tax assets challenged in court - INSS on individual taxpayers (Apr/2000 - Sept/2006).

Date brought: 09/27/2007.

Case excluded for not reaching the criterion used for materiality.

4.4 - Non-confidential judicial, administrative or arbitration proceedings in which the other parties are officers, former officers, controlling companies, former controlling companies, or investors

We are not involved in any case covered by the conditions mentioned in item 4.4.

 4.5 - Significant confidential cases

We are not involved in any case covered by the conditions mentioned in item 4.5.

4.6 - Repeated or related significant and non-confidential judicial, administrative or arbitration proceedings, as a whole

Civil liability action in which customers who had amounts invested in savings accounts when government economic plans were introduced (“Bresser Plan”, “Summer Plan” and the “Collor Plan”) claim that they were adversely affected by altered indices used to adjust savings.

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4. Risk factors

We are not involved in any case covered by the conditions mentioned in item 4.5.

a)      amounts involved: R$ 1,494,280,636.09

b)      amount provisioned (if applicable ): R$ 1,494,280,636.09

c)      practice of the issuer or its subsidiary that gave rise to this contingency: Like all the other financial institutions, the issuer complied with legislative programs designed to control inflation in 1987, 1989 and 1990, which were known as the "Bresser Plan", "Summer Plan" and "Collor Plan" respectively. These "Plans" modified indices used for inflation adjustment of amounts in savings accounts. Now, some 20 years later, account holders alleging losses due to these alterations are asking the courts to order financial institutions to use the previous indices.

Individually none of these cases involve significant amounts.

4.7 - Other material contingencies

There are no significant contingencies other than those covered in previous items.

4.8 - Rules of the country of origin or country in which securities are custodied

Not applicable as Bradesco is not classed as a foreign issuer.

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5.Market Risk

5. Market Risk

5.1 - Description of principal market risks

Bradesco is exposed to market risks inherent to its business, such as currency risk and interest rate risk, since its role as financial intermediary involves borrowing and lending/financing using various types of indexers.

As good governance practice for its risk management, Bradesco has an ongoing process for managing its positions, which includes control of all positions exposed to market risk using measures consistent with best practices internationally and the New Capital Accord – Basel II.  There is an area monitoring and controlling limits for market risk exposure independently of trading business areas.

Proposed risk limits are validated by specific business committees and ratified by the Risk and Capital Allocation Integrated Management committee, to be submitted for approval by the Board of Directors, depending on the characteristics of transactions, which are separated into the following portfolios:

Trading Portfolio: consists of all transactions with financial instruments, including derivatives, held with the intention of trading or to hedge other trading portfolio assets, and not subject to restrictions on their tradability. Transaction held for trading are those intended for resale, to obtain arbitrage benefits from actual or expected prices.

Banking Portfolio: transactions not classified in the Trading Portfolio. Consist of structural transactions derived from the Organization's different lines of business and its respective hedging transactions.

Market Risk Measurement Models

Market risk is measured and controlled using Value at Risk (VaR), Economic Value Equity (EVE), stress testing and sensitivity analysis, in addition to limits of management of results and financial exposure.

Trading Portfolio and Banking Portfolio Equity Risk

Although controlled separately, risks relating to the Trading and Banking portfolio equity positions are measured using the Delta-Normal VaR methodology for one-day horizons, with a confidence level of 99%, and volatility and correlation levels are calculated using statistical methods that give higher weightings to recent returns.

Trading portfolio risk is also controlled by stress testing to quantify the negative impact of economic shocks and events that are financially unfavorable for our positions. Analysis uses stress scenarios prepared by our Market Risk and Economic units, based on historical and prospective data for risk factors affecting Trading portfolio positions.

Banking Portfolio – Interest Rate Risk

Measurement and control of interest rate risk for the Banking portfolio uses EVE methodology, which measures economic impact on positions arising from scenarios prepared by our Economics units, which chart any positive or negative changes in yield curves affecting our investments and funding efforts.

EVE methodology consists of re-pricing the portfolio subject to interest-rate variation taking into account increases or decreases in the rates used for calculating present value and total tenor/expiration of assets and liabilities. On this basis, the portfolio's economic value is calculated for interest rates on the date of the analysis and for scenarios projected over a one-year horizon. Any difference between the values obtained for the portfolio will be the EVE, or interest-rate risk attributed to the portfolio.

Evolution of Exposure to Risk

This section shows the evolution of Trading portfolio's VaR and stress analysis. Finally, we show the data from sensitivity testing as per the criteria defined in CVM Instruction No. 475/08.

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5. Market Risk

VaR Internal Model – Trading Portfolio

Total value at risk at the end of 2011 showed an increase compared to 2010, as shown in the table below:

Stress Analysis – Trading Portfolio

To estimate any loss not covered by VaR, the organization conducts daily assessments of any impacts on positions in stress scenarios for 20-day horizons. Taking into account the effect of diversification across risk factors, the estimated medium possibility of loss in stress situations would be R$ 1,530 million in December 2011, while estimated maximum loss would be R$ 2,267 million.

Sensitivity analysis

The Trading portfolio is also monitored by daily sensitivity analysis, which measures the effect of varying market curves and prices on our positions. In addition, we run a quarterly sensitivity analysis of our financial exposure (Trading and Banking portfolios) in compliance with CVM Instruction No. 475/08. However, note that the impacts of the Banking portfolio's financial exposure (particularly the interest rate and price indices factors) do not necessarily represent potential accounting losses for the Organization. This is because some Banking portfolio loans are financed by sight deposits and/or savings, which are natural hedges against any interest-rate fluctuations; interest-rate fluctuations do not have a material impact on our earnings, since securities are intended to be held to maturity.

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5. Market Risk

The sensitivity analysis shown below applies exclusively to the Trading portfolio and shows exposures that may have significant impacts on the Organization's results. Note that the results show impacts for each scenario in a static portfolio position. Given the dynamic nature of the market, these positions are continuously changing and do not necessarily reflect the position here stated. In addition, as mentioned previously, the Bank is continuously managing market risk, and constantly analyzing the market's dynamism to find ways of mitigating/minimizing associated risks in accordance with strategy determined by senior management. Therefore, in cases of signs of deterioration of a certain position, we take proactive initiatives to minimize possible negative impacts and maximize risk-return ratios for the Organization.

Sensitivity analyses were performed using scenarios prepared for the respective dates, in all cases using market information data for the periods and scenarios that would adversely affect our positions.

Scenario 1: Based on market information (BM&FBovespa, Anbima, etc.), shocks were applied for a 1 basis point interest rate hike and 1% price variation. For example: in the scenario applied to positions as of 12.31.2011, the dollar was quoted at R$ 1.88.  For the interest-rate scenario, the 1-year fixed rate applied to positions as of 12.31.2011 was 10.06% per annum.

Scenario 2: 25% shocks were determined based on the market. For example: in the scenario applied to positions as of 12.31.2011, the dollar was quoted at R$ 2.33.  For the interest-rate scenario, the 1-year fixed rate applied to positions as of 12.31.2011 was 12.56% per annum.  The scenarios for the other risk factors also accounts for 25% shocks in their yield curves or prices.

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5. Market Risk

Scenario 3: 50% shocks were determined based on the market. For example: in the scenario applied to positions as of 12.31.2011, the dollar was quoted at R$ 2.80. For the interest-rate scenario, the 1-year fixed rate applied to positions as of 12.31.2011 was 15.07% per annum.  The scenarios for the other risk factors also accounts for 50% shocks in their yield curves or prices.

5.2 - Description of market risk management policy

a)    risks for which hedging is sought

The Treasury Department is the only unit in the organization with a mandate to assume risks in the trading portfolio. In addition, Treasury is responsible for decisions to mitigate risk in the financial conglomerate's commercial portfolio, which involves volatility, currency, liquidity, share price and interest rate risk.

All Organization’s exposures to market risk are admitted up to the limits established by the board of directors, which are reviewed at least annually.

b)    asset protection strategy (hedging)

The Organization's Treasury has a hedging policy determining that its hedging transactions must necessarily cancel out or mitigate risks of mismatch in quantities, terms, currencies and indexes, and be within the limits of risk exposure approved by the board of directors.

c)    instruments used for asset protection (hedging)

Given the characteristics of its business and its international operations, the Organization uses a number of financial instruments for hedging, including trading in securities issued by governments or private companies, as well as exchange-traded or OTC derivatives.

d)    Parameters used for managing these risks

Proposed risk limits are validated by specific business committees and ratified by the Risk and Capital Allocation Integrated Management committee, then submitted for approval by the Board of Directors, depending on the characteristics of Trading and Banking portfolio transactions.

The Integrated Risk Control Department acts separately from business management to monitor compliance with limits set and produces management reports to control positions that are sent to business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

The following Trading Portfolio limits are monitored:

  Risk;
  Stress;
  Results; and
  Financial exposure.

The following Banking Portfolio limits are monitored:

  Interest Rate Risk; and
  S
  tock portfolio.

In addition to the above-mentioned limits, there are specific limits for each Treasury Department trader.

e)    whether issuer trades in financial instruments for purposes other than asset protection (hedging) and what these purposes are

As part of its proposal as a financial institution, the Organization meets customer demand for swaps, term and other transactions, as well as proprietary treasury trades within the limits of market risk exposure set by the board of directors.

f)     organizational structure for controlling risk management

The Organization aims to be aligned with international best practices in the market, local regulations and recommendations of the Basel Committee on Banking Supervision.  Therefore it applied to the Central Bank of Brazil, June 30, 2010, for authorization to use its own internal risk models for market risk measurement and capital allocation in compliance with the Bank's requirements and thus with those of the New Basel Capital Accord too.

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5. Market Risk

The Integrated Risk Control Department's mission is to foster and facilitate control of the Organization's risk and capital allocation activities independently, consistently, and transparently on an integrated basis, and it has the responsibility to:

  Propose methods for measuring risks;
  Detect, calculate, and report risks;
  Control calculated risks in relation to limits set;
  Calculate capital allocation;
  Propose and decide policies and revisions, rules and procedures relating to market and liquidity risk management.

Macro-process for market risk management

(1)   Planning, Budget and Control Department (“DPOC”);

(2)   Integrated Risk Control Department (“DCIR”);–

(3)   Internal Controls and Compliance Department (“DCIC”);

(4)   Economic Research and Studies Department (“DEPEC”); and

(5)   Market Relations Department (“DRM”).

Market risk is monitored by meetings of the Treasury's executive committees, and Market and Liquidity Risk management departments. In addition, monitoring is also carried out by the Integrated Risk Management and Capital Allocation Committee, which is also responsible for holding special meetings to review positions and situations in which risk exposure limits may be exceeded, thus prompting the Board to take measures and adopt strategies for validation as required.

The Integrated Risk Management and Capital Allocation Committee have the following responsibilities:

  ensure compliance with the Organization's risk management policies;
  ensure the efficacy of the risk management process;
  adopt exposure limits by type of risk, depending on risk appetite approved by the Board of Directors;
  validate and submit to the board of directors:

I. - policies for risk and capital management;

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5. Market Risk

II. - proposals for risk appetite and exposure limits by type of risks; and

III. - the results of reviews of risk and capital management policies and structures at intervals stated in regulations, or more often;

  report to the board of directors on risk management, capital requirements and adequacy, any material alterations of strategies adopted, and the status of business continuity plans;
  be informed of internal and external audit reports pertaining to risk management and results relating to Independent Model Validation;
  regularly inform the board of directors of the Committee's activities;
  review and propose to the Board of Directors updates to the Risk Management Executive Committee's rules and regulations when necessary; and
  provide the board of directors with comprehensive and integrated overviews of risks and their impacts on capital.

Market and Liquidity Risk executive committee has the following responsibilities:

  ensure compliance with the Organization's Risk Management and Market Liquidity policies;
  ensure the efficacy of market and liquidity risk management processes in the ambit of the Organization;
  adopt and revise, in relation to  management of market and liquidity risks:

I. - definitions, criteria and tools; and
II. - measure(s) adopted for statistics, econometrics, and mathematical modeling methods;

  evaluate and submit policy structure, roles, responsibilities and procedures of the dependencies involved in market and liquidity risk management for validation by Bradesco's Integrated Risk Management and Capital Allocation Committee, as well as reviews conducted annually or more often;
  validate results from backtesting models and other matters deemed pertinent;
  create conditions for reviews by the Independent Models Validation unit and by internal and independent auditors; and
  delegate responsibilities to technical committees involved in market and liquidity risk management.

Finally, the Treasury Executive Committee's responsibilities are:

  reporting and monitoring performance, behavior and risks of different portfolios and benchmarks maintained by the Organization, including liquidity reserves;
  defining Treasury's strategies to optimize results, based on analyzing political-economic scenarios locally and internationally;
  validating proposed risk exposure tolerance limits for Treasury to be submitted for approval by the Integrated Risk Management and Capital Allocation Committee;
  validating proposed liquidity policy, to be subject to approval by the Integrated Risk Management and Capital Allocation Committee;
  holding special meetings to review positions and situations in which risk exposure and tolerance limits are exceeded; and
  discuss and decide in relation to new products traded on financial markets.

g)    adequacy of operational structure and internal controls for verifying the effectiveness of policy adopted

The Organization has its specific Internal Controls and Compliance Department (locally DCIC) which is segregated from those running trading business and corporate risk management, and runs a unit focusing on internal controls and compliance. This department also has a unit tasked with independently validating models and gauging the adherence and adequacy of models used for risk management. Additionally, all the Organization's departments and companies have persons responsible for introducing, appraising and deploying controls, and applicable adherence tests.

There is also the General Inspection Department, which is responsible for the Organization's internal auditing.

5.3 - Significant alterations of principal market risks

In relation to risk management policy, an annual review is conducted by the Board of Directors, and it has not been materially altered in the period.

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5. Market Risk

As shown in item 5.1, there were no alterations in means used for mitigating risks, thus upholding the institution's conservative profile. The bank's risk levels have historically been related to the yield curve of both nominal and real interest rates.

Bradesco forwards daily reports to the Central Bank showing the market risk of its trading portfolio, with its exposures to foreign currency and commodities. In this case, the reported risk is calculated based on the standard model established by the Central Bank and is used to measure the regulatory capital the Organization must hold to support risks involved in its activities. Therefore, like other financial institutions, the Bradesco Organization operates in accordance with Central Bank rules, and its risks are subject to the Basel index, which determines an institution's maximum leverage depending on its reference equity.

5.4 - Other material information

Bradesco supplies weekly reports to its Senior Management, its Board of Directors and the Central Bank of Brazil showing interest rate risk for its Banking Portfolio, which include all the financial conglomerate's companies.

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6. Issuer history

6. Issuer history

6.1 / 6.2 / 6.4 - Incorporation of issuer, duration and date of registration with the Brazilian Securities and Exchange Commission CVM

6.3 - Brief history

Banco Bradesco S.A. was founded in 1943 as a commercial bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we embarked on a period of intensive growth to become the largest private-sector commercial bank in Brazil by the late 1960s. We expanded our activities all over Brazil in the 1970s, and gained new urban and rural markets.

In 1988, as authorized by the Central Bank of Brazil, Bradesco was reorganized as a "multiple bank" or "universal bank"; the housing finance company was absorbed in order to operate commercial and real estate portfolios, and its business name was altered to Bradesco S.A. – Banco Comercial e de Crédito Imobiliário and on 01.13.1989, it was again changed to Banco Bradesco S.A., as the current name of Banco Brasileiro de Descontos S.A.

In 1989, the company known as Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos altered its business name and its business purpose, which led to the Central Bank of Brazil canceling its authorization to operate as a financial institution, and its Credit, Financing and Investment Portfolio was then constituted, and in 1992 Banco Bradesco de Investimento S.A. (BBI) was absorbed by Bradesco, when the Investment Portfolio was assembled.

We are one of Brazil's largest private-sector banks in terms of total assets. We provide a wide range of banking products and financial services in Brazil and internationally for individuals and business (small, mid-size and large companies). We have the most extensive private sector branch and service network in Brazil, allowing us to reach a diverse client base. Our products and services include banking transactions such as: making loans and accepting deposits, issuing credit cards, managing groups of consumers buying durables by installment (known locally as "consortiums"), insurance, certificated savings plans with prize draws, leasing, collection and payment processing, private pension plans, asset management, and broker and dealer services for financial securities.

6.5 - Main corporate events occurring in issuer, subsidiaries or affiliated companies

2011

a)     event

Bradesco acquires CBSS shares

b)     main conditions of the deal

Date: 01.24.2011

details of the transaction: Bradesco acquired shares in Companhia Brasileira de Soluções e Serviços - CBSS held by Visa International Service Association corresponding to 5.01% of the share capital of CBSS, for the amount of R$85.8 million.

pending approval by regulators: none.

effects of the decision on the transaction: Bradesco raised its holding from 45% to 50.01%, thus strengthening its interest in the capital of companies operating in the card market.

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6. Issuer history

c)     companies involved

Banco Bradesco S.A., Companhia Brasileira de Soluções e Serviços – CBSS, and Visa Internacional Service Association.

d)     effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Banco Bradesco S.A. and Banco do Brasil S.A. signed a new binding memorandum of understanding to develop and integrate joint business by setting up a business holding company ("Elo Participações") to launch the Elo flag.

b)     main conditions of the deal

Date: 03.15.2011

details of the transaction: Elo Participações is 50.01% owned by Bradesco and 49.99% by Banco do Brasil and cover certain business related to electronic payments, which include:

Elo Serviços S.A., owner and manager of Elo flag credit cards, debit and prepaid cards;

Integration of Companhia Brasileira de Soluções e Serviços (“CBSS”), directly and indirectly to the business of Elo Participações;

Sale to CBSS of 100% (one hundred percent) of shares held by Bradesco and/or its affiliates in IBI Promotora de Vendas Ltda., of the customer base and business related to this sales channel for the amount of R$419,000,000.00 (four hundred nineteen million reais). This transaction is subject to: (i) the parties holding negotiations to sign definitive documents; and (ii) compliance with applicable legislation;

Sale to CBSS of 100% (one hundred percent) of the shares held by Bradesco and/or its affiliates in the company Fidelity Processadora e Serviços S.A. (“FPS”), which represent 49% (forty-nine percent) of the share capital of FPS, for the amount of R$557,900,000.00 (five hundred and fifty-seven million, nine hundred thousand reais), of which R$328,900,000.00 (three hundred and twenty-eight million, nine hundred thousand reais) as performance payment.

The transaction will be finalized by concluding definitive documents and complying with legal formalities and regulatory requirements.

pending approval by regulators: none.

effect of the decision on the transaction: Elo Participações holds 50.01% of Bradesco and 49.99% of Banco do Brasil.

c)     companies involved

Banco Bradesco S.A., Banco do Brasil S.A. and Companhia Brasileira de Soluções e Serviços – CBSS.

d)     effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

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6. Issuer history

a)     event

Acquisition of shareholder control of Banco do Estado do Rio de Janeiro S.A. - BERJ

b)     main conditions of the deal

Date: 05.20.2011

details of the transaction: the transaction involved the purchase of 96.99% of BERJ's common shares and 95.21% of its preferred shares corresponding to 96.23% of total capital, for R$1.025 billion (BERJ Price).

By acquiring BERJ, Bradesco was enabled to provide payroll services for the state government of Rio de Janeiro, along with its vendor/supplier payments and state-tax collection services, among other services, from January 2012 through December 2014. Bradesco will pay R$748.7 million (Payroll Price) for the right to provide this service.

Payment of the above-mentioned amounts will follow this schedule:

  20% of BERJ Price and 100% of Payroll Price within 5 days of meeting certain conditions, including Central Bank of Brazil approval for transfer of BERJ 's shareholder control and signing a purchase and sale agreement for the single lot of shares;
  80% of BERJ price within 5 days of confirming the existence of BERJ's tax credit, and the possibility of its realization.

The above amounts are subject to adjusted at the Selic rate for the period through the date when the payment is made.

On concluding purchase and sale of the shares, Bradesco made a public offering to minority shareholders pursuant to Article 254 of Law 6404/76 and CVM Instruction 361/02.

The following are BERJ's key numbers based on the financial statements of 12.31.2010:

                                        R$ million

Active	672
Shareholder equity	230
Tax credit not posted	1.375

Other Information:

State government employees (active and inactive)	440,000
Gross payroll - month	R$1.2 billion
Active vendors/suppliers	4,300
Annual collection of state taxes	R$23 billion

pending approval by regulators:

effects of the decision on the transaction: Through this acquisition, Bradesco expands its presence in the state of Rio de Janeiro and reaffirms its confidence in its development. This acquisition has strategic value for Bradesco and its shareholders, since it adds hundreds of thousands of new customers in a state that has great economic potential and in which significant investments being made, in particular to extract oil from the pre-salt layer, to host the Rio 2016 Olympics, and for the FIFA World Cup in 2014.

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6. Issuer history

c)     companies involved

Banco Bradesco S.A. and Banco do Estado do Rio de Janeiro S.A. – BERJ.

d)     effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

2010

a)     event

Bradesco acquires shareholder control of Ibi México and signs partnership agreement with C&A México

b)     main conditions of the deal

date of commitment to acquisition: 01.21.2010

date of the transaction conclusion: 06.02.2010

price: 2,104.0 million Mexican pesos, equivalent to approximately R$297.6 million.

details of the transaction: acquisition by Bradesco of entire share capital Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R.L.

pending approval by regulators: None.

effects of the decision on the transaction: partnership agreement signed with C&A México S. de R.L. (C&A México) for a period of twenty years, for exclusive rights to market products and services through C&A México chain stores.

c)     companies involved

Banco Bradesco S.A., Ibi Services S. de R. L. México (Ibi México), and RFS Human Management S. de R.L.

d)     effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Bradesco signs memorandum of understanding with BB and Santander consolidating operations of their respective networks of external self-service terminals

b)     main conditions of the deal

Date: 02.11.2010

details of the transaction: signed memorandum of understanding for the purpose of facilitating consolidation of operations of the networks of external self-service terminals (ATMs outside branches).

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6. Issuer history

pending approval by regulators: None.

effects of the decision on the transaction: the banks' customers may access approximately 11,000 external ATMs, therefore enjoying significantly more network availability and capillarity, with efficiency gains in relation to the current method of individual use of their ATM networks.

c)     companies involved

Banco Bradesco S.A., Banco do Brasil S.A. and Banco Santander (Brasil) S.A.

d)     effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Bradesco acquires part of the shares of Cielo and CBSS owned by Santander Spain

b)     main conditions of the deal

date of commitment to acquisition: 04.23.2010

date of the transaction conclusion: 07.13.2010

details of the transaction: acquisition of part of the shares held by Santander Spain in the following companies:

•           Cielo S.A. (Cielo), corresponding to 2.09% of share capital, for the amount of R$431.7 million; and

•           Companhia Brasileira de Soluções e Serviços – CBSS, corresponding to 10.67% of share capital for the value of R$141.4 million.

pending approval by regulators: None.

effects of the decision on the transaction: Bradesco's holding in Cielo rose from 26.56% to 28.65%, and Bradesco holding in CBSS rose from 34.33% to 45.00%.

c)     companies involved

Banco Bradesco S.A., Cielo S.A., Companhia Brasileira de Soluções e Serviços - CBSS and Grupo Santander Espanha.

d)     effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)     corporate structure before and after the transaction

Not applicable.

a)     event

Banco Bradesco, Banco do Brasil, and Caixa Econômica Federal sign Memorandum of Understanding to operate the Brazilian card flag Elo and undertake new business with prepaid cards

b)     main conditions of the deal

date of non-binding commitment between Bradesco and BB: 04.27.2010 date of commitment between Bradesco, BB and CEF: 08.09.2010

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6. Issuer history

detail of transaction with Banco do Brasil on 04.27.2010: Bradesco and Banco do Brasil signed a memorandum of understanding to develop a business model in order to:

•           join part of their card operations;

•           launch a Brazilian credit, debit and prepaid card flag for account holders and non-account holders;

•           jointly format new business for private label cards (cards offered to non-account holder customers via retail partners);

•           set up a company to sell cards to certain groups of non-account holder customers;

•           transfer interests in CBSS S.A. held by both institutions and their subsidiaries, to a company to be created.

detail of transaction with Caixa Econômica Federal, 08.09.201: Bradesco, together with Banco do Brasil S.A., signed a memorandum of understanding with Caixa Econômica Federal (Caixa) in relation to:

•           Caixa's participation in the company to be set up, which will manage Brazilian flag Elo's credit, debit and prepaid cards for both account-holder customers of the respective banks and non-account holders;

•           assess the possibility of developing new business for prepaid cards by setting up a means-of-payment company or using existing companies aligned with this business.

A binding commitment between Banco Bradesco S.A. and Banco do Brasil S.A. was signed on 03.15.2011 detail of transaction with Banco do Brasil: moving forward from the memorandum of understanding signed on 04.27.2010, Bradesco signed a new binding memo with Banco do Brasil to develop and integrate joint business by setting up a business holding company ("Elo Participações") to launch the Elo flag.

Elo Participações will be 50.01% owned by Bradesco and 49.99% by Banco do Brasil and cover certain business related to electronic payments, which include:

•           Elo Serviços S.A., owner and manager of Elo flag credit cards, debit and prepaid cards;

•           Integration of Companhia Brasileira de Soluções e Serviços – CBSS, directly and indirectly to the business of Elo Participações;

•           Sale to CBSS of 100% of shares held by Bradesco and/or its affiliates in IBI Promotora de Vendas Ltda., of the customer base and business related to this sales channel for the amount of R$419 million. This transaction is subject to: (i) the parties holding negotiations to sign definitive documents; and (ii) compliance with applicable legislation;

•           Sale to CBSS of 100% of the shares held by Bradesco and/or its affiliates in the company Fidelity Processadora e Serviços S.A. - FPS, which represent 49% of the share capital of FPS, for the amount of R$ 557.9 million, of which R$328.9 million as performance payment.

Bradesco together with Banco do Brasil has reached the stage of final talks with Caixa Econômica Federal to integrate the latter to the launch of Elo flag cards.

pending approval by regulators: None.

effects of the decision on the transaction: the new nationwide Elo flag for credit, debit and prepaid cards for both account holders and non-account holders.

c)      companies involved

Banco Bradesco S.A., Banco do Brasil S.A. and Caixa Econômica Federal.

d)      effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)      corporate structure before and after the transaction

Not applicable.

a)      event

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6. Issuer history

Bradesco Seguros, ZNT Empreendimentos and Odontoprev signed a non-binding memorandum of understanding to set up a strategic alliance for the development and marketing of dental health products.

b)      main conditions of the deal

Date: 08.19.2010

details of the transaction: Odontoprev S.A. and its controllers Bradesco Seguros S.A. and ZNT Empreendimentos, Comércio e Participações Ltda., signed with BB Seguros Participações S.A., a memorandum of understanding to form a strategic alliance for the development and marketing of dental health products.

pending approval by regulators: None.

effects of the decision on the transaction: setting up a new company with of 75% of total capital (49.99% of voting and 100% of preferred capital) from BB Seguros and 25% of total capital (50.01% of voting capital) from Odontoprev. BB Insurance will take part indirectly with up to 10% of the total capital of Odontoprev through a holding company to be formed between BB Seguros, Bradesco and ZNT.

As a result of this transaction, the availability of Banco do Brasil S.A.'s distribution channels on an exclusive basis will be assured for Odontoprev to market dental health products under the terms of the strategic partnership, for a period of 10 years, including dental plans for Banco do Brasil S.A. employees and their dependents.

c)      companies involved

Banco Bradesco S.A., Bradesco Seguros S.A., BB Seguros Participações S.A., ZNT Empreendimentos, Comércio e Participações Ltda. and OdontoPrev S.A.

d)      effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)      corporate structure before and after the transaction

Not applicable.

a)      event

Bradesco signs an agreement with CPM Braxis and other shareholders of the latter to transfer its controlling interest to Capgemini.

b)      main conditions of the deal

Date: 09.02.2010

details of the transaction: Bradesco, together with its subsidiary CPM Braxis S.A. and its other shareholders, signed an agreement with Capgemini SA through which Capgemini acquired 55% of CPM Braxis stock and became its controlling shareholder.

 pending approval by regulators: pending approval by competition agency CADE effects of the decision on the transaction: with the conclusion of the transaction, Bradesco sold 35% of its interest in CPM Braxis for the amount of approximately R$104 million, and continued to hold 20% of its total capital.

c)      companies involved

Banco Bradesco S.A., CPM Braxis and Capgemini S.A.

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6. Issuer history

d)      effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)      corporate structure before and after the transaction

Not applicable.

2009

a)      event

Acquisition of Banco ibi and partnership with C&A

b)      main conditions of the deal

date of commitment to acquisition by merging shares: 06.04.2009 date of payment (takeover of stock): 10.29.2009

price: R$1.4 billion

form of payment: delivery to Banco ibi S.A. shareholders of Bradesco shares.

details of the transaction: part of the deal was the Partnership Agreement with C&A Modas Ltda., for a period of twenty years to jointly market financial products and services exclusively through C&A's chain of retail outlets.

pending approval by regulators: None.

effects of the decision on the transaction: enable Bradesco to expand and strengthen its transactions involving financial products and services, especially credit cards, building up customer relationships in a segment characterized by very high growth rates.

c)      companies involved

Organização Bradesco, Banco ibi S.A. - Banco Múltiplo and C&A Modas Ltda.

d)      effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There were no material effects on Bradesco's share ownership structure, as shown in item “e” below.

e)      corporate structure before and after the transaction

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6. Issuer history

a)      event

Partial sale of the Organização Bradesco holding in the share capital of Companhia Brasileira de Meios de Pagamento (VisaNet Brasil)

b)      main conditions of the deal

date of initial offer: 07.03.2009

total value (including sale of supplementary lot): R$2.4 billion details of the transaction: sale of shares as part of the Public Offering of Common Shares issued by VisaNet Brazil.

pending approval by regulators: None.

c)      companies involved

Organização Bradesco and VisaNet Brasil

d)      effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)      corporate structure before and after the transaction

Not applicable.

a)      event

 Association between Bradesco Dental and OdontoPrev S.A.

b)      main conditions of the deal

date of association: 10.18.2009

agreement reached: Organização Bradesco (Bradesco Saúde) gained shares representing 43.50% of OdontoPrev's total capital and OdontoPrev shareholders acquired the remaining 56.50% of OdontoPrev's total capital.

pending approval by regulators: None.

effects of the decision on the transaction: integration of activities developed by OdontoPrev and Bradesco Dental in the dental plan business, providing economies of scale and synergy.

c)      companies involved

Organização Bradesco S.A. and OdontoPrev S.A.

d)      effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e)      corporate structure before and after the transaction

Not applicable.

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6. Issuer history

6.6 - Information on any filing for bankruptcy based on material value or judicial or extrajudicial recovery

There is not and there has not been any event of this nature related to the Company.

6.7 - Other material information

There is no further information that we believe to be significant.

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7. Issuer business activities

7. Issuer business activities

7.1 - Description of the business activities of the issuer and its subsidiaries

Our company was founded in 1943 as a commercial bank under the name “Banco Brasileiro de Descontos S.A.” In 1948, we started a period of rapid growth that led to our becoming the largest commercial bank in Brazil's private (non-state-controlled) sector by the late 1960s. We expanded our activities all over Brazil in the 1970s, and gained new urban and rural markets. In 1988, we incorporated our housing finance, investment banking and financing subsidiaries to become a multiple bank and changed our name to "Banco Bradesco S.A."

We are currently one of Brazil's largest private-sector banks in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, midsized and small companies and major local and international corporations and institutions. We have the most extensive private sector branch and service network in Brazil, allowing us to reach a diverse client base. Our products and services encompass banking operations such as loans and advances and deposit taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

We operate and manage our business through two operational segments: (i) banking and (ii) insurance, pension plans and capitalization bonds. Our segments are managed on the basis of the types of products and services offered and their related customer bases.

Our banking segment's extensive distribution network offers a wide range of banking products and services, including aceptance of deposits, loans and advances, debit and credit cards, and capital market services Our insurance, pension plans and capitalization bonds segment offers products and services such as life, health, accident, automobile and property insurance; individual and corporate pension plans, as well as certificated savings bonds, through an extensive distribution network.

The Organization was originally registered with the “BM&FBovespa” (Sao Paulo Stock Exchange) and subsequently with the “NYSE” (New York Stock Exchange).

7.2 - Information on operational segments

a)      products and services marketed

We operate through two principal operating segments: (i) the banking segment and (ii) the insurance, pension plans and capitalization bonds segment. The following diagram shows the main elements of the business segments:

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Banking

We have a diverse client base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a stronger presence among the broadest segment of the Brazilian market, middle- and low-income individuals.

We have a segmented customer base and offers the following range of banking products and services in order to meet the needs of each segment:

•                accepting deposits, including checking accounts, savings accounts and time deposits;

•                loans and advances (personal and corporate, housing finance, microcredit, onlending under BNDES programs, rural credit, leasing, etc.);

•                credit cards, debit cards and pre-paid cards;

•                management of receipts and payments;

•                asset management;

•                services related to capital markets and investment banking activities;

•                intermediation and trading services;

•                custody, depositary and controllership services;

•                international banking services; and

•                purchasing consortiums.

Insurance, pension plans and capitalization bonds

We offer insurance products through a number of different entities, which we refer to collectively as Grupo Bradesco Seguros. Grupo Bradesco is the largest insurer group in Brazil by total revenues and technical provisions, according to data published by SUSEP and ANS. The group provides a wide range of insurance products for both individuals and corporate clients. Products include health, life, personal accident, automobile and other assets.

b)     the segment's revenue and its share of the issuer's net revenues

The following segment information was compiled from reports forwarded to Management to assess performance and take decisions on the allocation of funds for investment and other purposes. Management uses different types of data, including financial data, related to accounting practices adopted in Brazil, and non-financial data measured on different bases.

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The segment's key assumptions for its revenues and expenses include the following: (i) cash surpluses held by the insurance, pensions and capitalization bonds businesses, which are included in this segment, resulting in increased net interest income, (ii) salaries and benefits and administrative costs included in the insurance, pensions and capitalization bonds segment, which consist solely of costs directly related to these operations, and (iii) costs incurred in the banking segment for our branch infrastructure and other overheads that are not allocated.

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c)     lucro ou prejuízo resultante do segmento e sua participação no lucro líquido do emissor

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R$ million

Statement of Income for 2010	Banking (1) (2)	Seguros, previdência e capitalização (2) (3)	Other operations, adjustments and eliminations (4)	Total
Net interest income	28,224	2,824	1,724	32,771
Net fee and commission income	10,451	975	(2,031)	9,395
Net gains/(losses) on financial assets held for trading	906	(1)	1,307	2,213
Net gains/(losses) on financial assets available for sale	98	419	238	754
Net gains/(losses) of foreign exchange operations	337	-	(1,020)	(683)
Income from insurance and pension plans	-	2,554	23	2,578
Impairment of loans and advances	(6,355)	-	599	(5,756)
Personnel expenses	(7,944)	(763)	(87)	(8,794)
Other administrative expenses	(9,019)	(1,046)	304	(9,761)
Depreciation and amortization	(1,539)	(1)	(426)	(1,966)
Other operating income/expenses	(6,112)	(354)	463	(6,003)
Operating income	**9,047**	**4,606**	**1,094**	**14,747**
Income from equity interests in affiliates	324	148	105	577
Income before taxes and profit sharing of non-controlling shareholders	**9,371**	**4,755**	**1,199**	**15,324**
Income tax and social contribution	(2,416)	(1,772)	(1,084)	(5,272)
Net income for the period	**6,955**	**2,983**	**115**	**10,052**
attributable to controlling shareholders	6,944	2,913	83	9,940
attributable to non-controlling shareholders	11	70	32	113
c) Profit sharing	**69.2%**	**29.7%**	**1.1%**	**100.0%**

R$ million

Statement of Income for 2009	Banking (1) (2)	Seguros, previdência e capitalização (2) (3)	Other operations, adjustments and eliminations (4)	Total
Net interest income	23,992	2,301	898	27,191
Net fee and commission income	8,889	861	(1,902)	7,847
Net gains/(losses) on financial assets held for trading	2,702	(4)	3,286	5,984
Net gains/(losses) on financial assets available for sale	75	619	64	757
Net gains/(losses) of foreign exchange operations	1,339	-	(2,237)	(898)
Income from insurance and pension plans	-	1,789	(11)	1,778
Impairment of loans and advances	(11,236)	-	426	(10,810)
Personnel expenses	(6,860)	(532)	57	(7,334)
Other administrative expenses	(7,649)	(765)	276	(8,138)
Depreciation and amortization	(1,270)	(49)	(197)	(1,517)
Other operating income/expenses	(2,934)	(230)	139	(3,025)
Operating income	**7,047**	**3,991**	**798**	**11,836**
Income from equity interests in affiliates	514	214	1	729
Income before taxes and profit sharing of non-controlling shareholders	**7,561**	**4,205**	**799**	**12,565**
Income tax and social contribution	(2,320)	(1,463)	(482)	(4,264)
Net income for the period	**5,241**	**2,743**	**317**	**8,301**
attributable to controlling shareholders	5,244	2,716	323	8,283
attributable to non-controlling shareholders	(2)	26	(6)	18
c) Profit sharing	**63.1%**	**33.0%**	**3.8%**	**100.0%**

(1) The "Financial" segment is represented by: financial institutions, holding companies (w hich basically manage financial funds), credit card and asset management companies;

(2) Balances of equity accounts, income and expenses are being eliminated among companies of the same segment;

(3) The "Insurance Group" segment is represented by insurance, pension plan and capitalization companies; and

(4) Represent eliminations among companies of different segments, as w ell as operations carried out in Brazil and abroad.

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7. Issuer business activities

7.3 - Information on products and services relating to the operational segments

a)     Characteristics of the product process

We present below some characteristics of the main products and services of Banco Bradesco.

Deposit-taking

Activities for the collection of deposits

We offer a variety of deposit products and services to our customers through our branches, including:

Non-interest bearing checking accounts, such as:

•           Easy Account (Conta Fácil) – customers have a checking account and a savings account under the same bank account number, using the same card for both accounts;

•           Click Account (Click Conta) – no-fee checking account for minors (from 11 to 17 years old); with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits;

•           Academic Account (Conta Universitária) – low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits; and

•           Cell Phone Bonus Account (Conta Bônus Celular) – monthly checking account fees are awarded as bonus for the customers’ prepaid cell phone.

Investment deposit accounts;

•           Traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the “TR,” plus 6.2% annual interest;

•           Time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário - or “CDBs”), and earn interest at a fixed or floating rate; and

•           Deposits exclusively from financial institutions, which are represented by Interbank Deposit Certificates (certificados de depósito interbancário - or “CDIs”), and earn the interbank deposit rate.

As of December 31, 2011, we had 25.1 million checking account holders, 23.7 million of which were individual account holders and 1.4 million corporate account holders.  As of the same date, we had 43.4 million savings accounts. In the same period, our deposits (excluding deposits from financial institutions) totaled R$216.3 billion and we had a 14.2% share of the Brazilian savings deposit market, according to the Central Bank.

We offer our customers certain special services, such as:

•           “Identified deposits,” which allow our customers to identify deposits made in favor of a third party by using a personal identification number; and

•           Real time "banking transfers" for checking accounts, savings or investment accounts for: or between checking accounts, savings accounts or investment accounts, including those at other banks.

Loans and advances to customers

Our loans and advances to customers, mostly consumer credit, corporate and agricultural-sector loans, totaled R$263.5 billion as of December 31, 2011.

Loans and advances to consumers

Our significant volume of individual loans enables us to reduce the impact of single individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•         short-term loans, extended through our branches to checking account holders and, within certain limits, through our ATM network. These short-term loans are on average repaid in four months with an average interest rate of 7.1% per month as of December 31, 2011;

•         vehicle financings are on average repaid in sixteen months with an average interest rate of 2.1% per month as of December 31, 2011; and

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•         overdraft loans on checking accounts (which we call “Cheque Especial”), which are on average repaid in one month, at interest rates varying from 8.2% to 8.9% per month as of December 31, 2011.

We also provide revolving credit facilities and traditional term loans. As of December 31, 2011, we had outstanding advances, vehicle financings, consumer loans and revolving credit totaling R$58.0 billion, or 22.0% of our portfolio of loans and advances as of that date. On the basis of loans outstanding on that date, we had a 12.1% share of the Brazilian consumer loan market, according to information published by the Central Bank.

Banco Bradesco Financiamentos offers direct-to-consumer credit and leasing for the acquisition of vehicles and payroll-deductible loans to the public and private sectors in Brazil.

Supported by BF Promotora de Vendas Ltda., and using the “Bradesco Financiamentos” brand, the Bank operates through its extensive network of correspondents in Brazil, consisting of retailers and dealers selling light vehicles, trucks and motorcycles, to offer financing and/or leasing for vehicles.

With support from BP Promotora de Vendas Ltda., and the “Bradesco Promotora” brand, we offer payroll-deductible loans to social security retirees and pensioners, public-sector employees, military personnel and private-sector companies sponsoring plans, and other aggregated products (insurance, capitalization bonds, cards, purchasing consortiums, and others). With correspondents, we also work in partnership with “Bradesco Varejo” branches to prospect business for this segment.

Real estate financing

As of December 31, 2011, we had 63,156 outstanding real estate loans. We financed 30.6% of the financial sector lending for civil construction in Brazil as of November, 2011 according to data published by the Central Bank. As of December 31, 2011, the aggregate outstanding amount of our real estate loans amounted to R$15.9 billion, representing 6.0% of our portfolio of loans and advances.

Real estate financing is made through the Housing Finance System - SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio - CHF (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio - CHC - (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 7.8% to 11.5% plus TR, or 13.0% from CHC. Loans from SFH with pre-fixed installment repayment are made at annual interest rates of 13.2% for properties valued at no more than R$150,000.

Residential SFH and CHH loans are for repayment within thirty years and commercial loans within ten years.

 Our individual loans made for construction purposes are repaid within 30 years, with 24 months to finish construction, a 2-month grace period and the remainder for repaying the loan. The annual interest rate on these loans is TR plus 10.5% for the SFH loans, or a fixed 13.2% for homes valued at R$150,000 or less.

We also extend corporate financing for builders under the SFH. These loans are for construction purposes and typically specify 36 months for completion of construction work and repayments starting within 36 months after official registration of the building. These loans are based on the variation of Brazil's reference rate (TR) and interest rates of 10% to 12% per annum during construction under official Housing Finance System (SFH) programs, or TR plus 14% per annum under Hypothecated Loan Portfolio (CHH) programs.

Central Bank regulations require us to provide real estate financing in the amount of at least 65% of the balance of our savings accounts. In addition to real estate financing, mortgage notes, charged-off real estate financing, and other financings can be used to satisfy this requirement. We generally do not finance more than 80% of the purchase price or the market value of a property, whichever is lower.

Microcredit

We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2% of their cash deposits to provide microcredit loans. We started providing microcredit loans in August 2003. As of December 31, 2011, we had 69,491 microcredit loans outstanding, totaling R$62.8 million.

In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4%. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for individuals in general, (ii) R$5,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$15,000 for microcredit loans in certain segments. In addition, microcredit loans must be not for less than 120 days, and origination fee must be 2% to 3% of the loan value.

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BNDES onlending

The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) BNDES, the federal government’s development bank, or (ii) Agência Especial de Financiamento Industrial (Finame), or “Finame,” the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers’ credit. Although we bear the risk for these BNDES and Finame onlending transactions, they are always secured.

According to BNDES, we disbursed R$15.5 billion, 65.5% of which was loaned to  micro-, small- and medium-sized companies in 2011. Our BNDES onlending portfolio totaled R$35.4 billion as of December 31, 2011, and accounted for 13.4% of our portfolio of loans and advances at that date.

Other local commercial loans

We provide traditional loans for the ongoing needs of our corporate customers. We had R$85.8 billion of outstanding other local commercial loans, accounting for 32.5% of our portfolio of loans and advances as of December 31, 2011. We offer a range of loans to our Brazilian corporate customers, including:

•                         short-term loans of twenty nine days or less;

•                         working capital loans to cover our customers’ cash needs;

•                         guaranteed checking accounts and corporate overdraft loans;

•                         discounting trade receivables, promissory notes, checks, credit card and supplier receivables, and a number of other receivables;

•                         financing for purchase and sale of goods and services;

•                         corporate real estate financing;

•                         investment lines for acquisition of assets and machinery; and

•                         guarantees.

These lending products generally bear an interest rate of 1.9% to 8.4% per month.

Rural Loans

We extend loans to the agricultural sector by financing demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2011, we had R$11.0 billion in outstanding rural loans, representing 4.2% of our portfolio of loans and advances.

In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 6.75% as of December 31, 2011. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. Under BNDES onlending programs for investment in agriculture, we offer loans for up to 5 years with semiannual or annual repayments. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2011, Central Bank regulations require us to use at least 28% of our checking account deposits to provide loans to the agricultural sector. If we do not reach 28%, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

Leasing

According to ABEL, as of December 31, 2011, our leasing companies were among the sector leaders, with an 18.5% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2011 was R$62.4 billion.

As of December 31, 2011, we had 423,800 outstanding leasing agreements totaling R$11.6 billion, representing 4.4% of our portfolio of loans and advances.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

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Most of our leases are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft and heavy machinery. As of December 31, 2011, 75.1% of our outstanding leases were vehicle leases, compared with 67.1% in the Brazilian leasing market as a whole.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2011, Bradesco Leasing had R$63.1 billion of debentures outstanding in the domestic market. These debentures will mature in 2028 and bear monthly interests at the CDI rate.

Credit cards

In 1968, Bradesco was the first bank to issue credit cards in Brazil, and as of December 31, 2011, we were one of Brazil's largest card issuers with a base of 91.3 million credit and private-label cards. We offer Visa, American Express, Elo, MasterCard credit and Private Label cards, which are accepted in over 200 countries.

Bradesco launched a Brazilian brand of credit, debit and pre-paid cards known as Elo for accountholders and non-accountholders.

We also started to sell Bradesco-flagged basic/standard Visa credit cards in compliance with CMN Resolution 3919/10.

In April 2011, Bradesco signed an agreement with Bank of America Merrill Lynch to jointly issue corporate cards to Bank of America Merrill Lynch customers living in Brazil, who are mostly employees of multinational corporations domiciled in Brazil or representation offices in the United States. For companies with employees working in Brazil, this card will avoid currency exchange charges, enable them to manage expenses and ensure direct communication with corporate accounts. Through this partnership, Bradesco is expanding its presence in the corporate credit card business, thus enabling it to offer customized products for each segment.

We earn revenues from our credit card operations through:

•                      fees on purchases carried out in commercial establishments;

•                      issuance fees and annual fees;

•                      interest on credit card balances;

•                      interest and fees on cash withdrawals through ATMs;

•                      interest on cash advances to cover future payments owed to establishments that accept credit cards; and

•                      several fees charged cardholders and affiliated commercial establishments.

We offer our customers the most complete line of credit cards and related services, including:

•                      cards issued for use restricted to Brazil;

•                      credit cards accepted nationwide and internationally;

•                      cards for high-spend customers such as "Gold", "Platinum" and "Infinite/Black" under Visa, American Express and MasterCard flags. Highlights are loyalty programs including the “Membership Rewards Program;”

•                      cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

•                      to enhance security, we are issuing chip-embedded credit cards for our entire customer base, enabling cardholders to use passwords instead of signatures;

•                      corporate credit cards accepted nationwide and internationally;

•                      co-branded credit cards, which we offer through partnerships with traditional companies, such as airlines, retail stores, and others;

•                      “affinity” credit cards, which we offer through civil associations, such as sport clubs and non-governmental organizations;

•                      “CredMais” credit cards for employees of our payroll processing clients, which have more attractive revolving credit fees, and “CredMais INSS” credit cards for INSS pensioners and other beneficiaries with lower financing interest rates;

•                       Private Label credit cards, which exclusively target retail clients to leverage our business and build loyalty which may or may not have a brand for use with our retailers;

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•                      “CPB” and “EBTA,” virtual cards for corporates to manage and control airlines travel expenses;

•                      “Cartões Transporte Bradesco” - Bradesco’s card for transportation companies, shippers, risk management companies and truck drivers, with both prepaid and debit card functionalities;

•                      “Blue Credit Cards” a modernly designed credit card that offers special benefits for American Express clients with upscale lifestyles;

•                      “Flex Car Visa Vale Card” is a prepaid card that offers the client more practical payment options for vehicle related expenses, such as fuel or parking and enables companies to set maximum credit available to each employee;

•                      Payment of invoice in up to 12 fixed installments, with specific charges per type of card;

•                      Bradesco Unauthorized Purchase Protection Insurance (“Seguro Cartão Super Protegido Premiável Bradesco”) settles or amortizes the amount due on the participant's credit card, excluding cash withdrawals, resulting from the card’s loss, robbery or theft. Protection covers a 7-consecutive-day period (168 hours) prior to the notification of the event, up to the credit card limit, with a ceiling of R$50,000;

•                      “Contactless Card” which enable customers to simply place the card next a scanner to make a payment;

•                      “Bradesco Corporate Checking Account Card” does checking account transactions and is ideal for small everyday expenses, with advanced technology making company business more convenient, faster and more secure;

•                      “Gold Cards” with differentiated services in line with Bradesco’s customer segmentation strategy, offering competitive products that provide profitability for the Bank and benefits for clients;

•                      “MoneyCard – Visa Travel Money and Global Travel Card” are prepaid international cards designed for foreign currency transactions, which target international travel; and

•                      American Express Business, which is the first American Express card to target small and medium enterprises.

We are authorized to accredit merchants with the Visa, American Express and Mastercard systems through our branches, and to transfer banking domiciles.

In 1993, we launched the “SOS Mata Atlântica” card, which allocates a portion of its revenues to environmental causes. In 2008, we launched the Amazonas Sustentável Credit Card, the first credit card made of recycled plastic, and part of its revenues is transferred to Fundação Amazonas Sustentável.

As of December 31, 2011, we had more than 95 partners with whom we offered co-branded, affinity and Private Label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows credit cards we issued in Brazil for the years indicated:

Debit cards

We first issued debit cards in 1981 under the name “Bradesco Instantâneo.”

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In 1999, we started converting all of our Bradesco Instantâneo debit cards into new cards called “Bradesco Visa Electron.”  Bradesco debit cardholders may use them to purchase goods and services at establishments or make withdrawals through our self-service network in Brazil or the “Plus” network worldwide. Purchase amounts are debited to the cardholder's Bradesco account, thus eliminating the inconvenience and bureaucracy of writing checks.

Prepaid cards

In January 2011, Bradesco acquired part of Alelo’s shares owned by Visa International, thus increasing Bradesco’s ownership interest in Alelo from 45.00 % to 50.01%.

Management of receipts and payments

In order to meet the cash management needs of our clients in both public and private sectors, we offer many electronic solutions for Receipt and Payment Management, supported by a vast network of branches, banking correspondents and electronic channels, all of which aim to improve speed and security for client data and transactions.

These solutions include: (i) collection and payment services and (ii) online resource management enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our clients’ day-to-day tasks and help to generate more business for the Organization.

We also earn revenues from fees and investments related to collection and payment processing services.

Global cash management

The global cash management concept provides solutions for multinationals in Brazil and/or domestic companies operating abroad.

Bradesco’s Global Cash Management provides payments, receipts and treasury management services for companies to centralize cash regionally or globally through partnerships with banks worldwide.

Solutions for collection and other receipts

In 2011, we processed 1.2 billion receipts through our collection system, checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), which was 18.5% more than in the same period of 2010.

Public authority solutions

Public administration also requires agility and technology in its everyday activities. We have a business area specifically to serve this market, which offers specialized services to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces) and notary officers and registrars, identifying business opportunities and structuring customized solutions.

Our exclusive website  developed for these customers (www.bradescopoderpublico.com.br) poses corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services, meeting the needs and expectations of the Executive, Legislative and Judiciary branches. The portal also features exclusive facilities for public employees and the military showing all of our products and services for these clients.

The relationship works through exclusive service platforms located nationwide, with specialized relationship managers to provide services to these clients, creating a closer relationship to conquer new business and establishing a consolidated presence with Public Authorities.

In 2011, Bradesco provided payroll bank account services for nearly 637,000 public sector employees across Brazil. We were successful in 58 out of 100 bidding processes held to provide payroll banking services.

Asset Management

We manage third-party assets through:

•                         mutual funds;

•                         individual and corporate investment portfolios;

•                         pension funds, including assets guaranteeing the technical reserves of Bradesco Vida e Previdência;

•                         insurance companies, including assets guaranteeing the technical reserves of Bradesco Seguros; and

•                         Receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios), real estate and private equity funds (FIPs).

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As of December 31, 2011, we had R$335.4 billion in assets under management, of which R$226.1 billion were managed by Bradesco Asset Management and R$109.2 billion related to the fiduciary administration, custody and controllership services provided separately by the brokerage BEM Distribuidora de Títulos e Valores Mobiliários Ltda., also known as “BEM DTVM.”

In the same period we offered 1,319 funds and 240 managed portfolios to 3.2 million investors. We also offer a range of fixed income, equity, money market and other funds. Currently we do not offer investments in highly leveraged funds.

The following tables show our portfolio of assets under management by number of investors, and number of investment funds and managed portfolios for each period.

Total assets in our investment funds grew 13.4% in 2011, mainly as a result of larger third-party investments in our fixed income investment funds, which have lower management fees than equity funds.

Our products are distributed through our branch network, our telephone banking services and our internet site ShopInvest (www.shopinvest.com.br).

Services related to capital markets and investment banking activities

As the organization’s investment bank, Bradesco BBI originates and executes mergers and acquisitions, and originates, structures, syndicates and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2011, Bradesco BBI advised customers on 183 transactions across a range of investment banking products, totaling R$111.8 billion.

Equities

Bradesco BBI coordinates and places public offerings of shares in the local and international capital markets and intermediates public tender offers. Bradesco BBI acted as Coordinator and Joint Bookrunner for nine CVM-registered public offerings in 2011, totaling R$9.6 billion.

Bradesco was one of the main players in the R$371 million IPO for Abril Educação S.A., the BR Properties S.A. R$690 million follow-on; the Kroton Educacional S.A. R$396 million follow-on; the Brazil Pharma S.A. R$414 million IPO; the Qualicorp S.A. R$1,085 million IPO; the T4F Entretenimento S.A. R$503 million IPO; the Gerdau S.A. R$4,985 million follow-on; the BR Malls Participações S.A. R$731 million follow-on; the International Meal Company Holdings S.A. R$454 million IPO; and Universo Online’s going private transaction worth R$338 million.

Fixed income

In fixed income, market leader Bradesco BBI ended 2011 in 1st place in the ANBIMA's Consolidated Fixed Income ranking by value. In 2011, it coordinated 107 domestic-market offerings totaling more than R$19 billion.

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In the international market, Bradesco BBI is constantly expanding its international distribution. It acted as Joint Bookrunner for 15 bond issues worth around US$ 10 billion in the period and was one of the top three institutions in the last quarter of 2011, according to the ANBIMA ranking.

Structured operations

Bradesco BBI offers various funding solutions to clients through diverse financial instruments, including securitization and acquisition finance.

ANBIMA rankings published in December 2011, placed BBI first by number of deals involving securitization with issues of senior and subordinated shares in receivables funds (FIDCs) and real-estate receivables certificates (or “CRIs”). Bradesco BBI structured 23 CRIs worth a total of approximately R$6.4 billion.

Mergers and acquisitions

Brandesco BBI acts as advisor to important customers for mergers and acquisitions, asset sales, joint ventures, corporate restructuring and privatizations. It is one of the leading investment banks in Brazil in mergers and acquisitions. In 2011, Bradesco BBI was ranked third among banks advising on mergers and acquisitions in Brazil, and announced 27 deals in the period, according to the Merger Market ranking.

Some of the standouts among these deals were the following: GFV Participações for acquisition of additional holdings and Marisol S.A.'s public offer of shares for its delisting transaction, which may reach R$ 205 million; SP Torres (Providence Private Equity) for its R$ 432 million purchase of 1,200 Vivo telecommunication towers; Petropar, for the acquisition of all Fiberweb Holdings Limited nonwoven business in the disposable products segment for R$ 286 million; Kroton for its acquisition of 100% of Unopar for R$ 1.3 billion; JSL for its acquisition of 100% of Rodoviário Schio for R$ 405 million; Nadir Figueiredo for its acquisition of part of Saint-Gobain's glassmaking operation in Brazil; Telemar Norte Leste's Special Independent Committee for reorganizing Grupo OI ownership in a R$ 22 billion transaction; Grupo Fleury's R$ 1.2 billion acquisition of 100% of the medical diagnostic unit of the D'Or network; Scopus for its acquisition of 49% of voting and 32.5% of total share capital of NCR Manaus for R$ 79.6 million, and Banco Bradesco's procurement of at least 30,000 ATMs through 2016; Grupo Silvio Santos Participações for the sale of its stores (Lojas do Baú) to Magazine Luiza; DLJ South American Partners private equity fund for the sale of 100% of Brazil Trade Shows to Informa Exhibitions; IGB Eletrônica for the process of restructuring the company's liabilities and incorporating Companhia Brasileira de Tecnologia Digital (CBTD), which had 60% of its capital transferred to Jabil, Agência de Fomento do Estado do Amazonas (AFEAM) [State of Amazonas Development Agency], Petros and Funcef, and the private equity fund Advent International's acquisition of 50% of TCP Terminais.

Project finance

Bradesco BBI has a sound record of acting as an advisor and arranging structured finance for several project finance and corporate finance deals and, in all cases pursues the best solutions for all different sectors of the economy, while maintaining excellent relationships with various development agencies such as BNDES, BNB, the IDB and the IFC.

In 2011, Bradesco BBI was involved in several mandates providing advisory and structured finance services for projects in power generation and transmission, industrial projects, port complexes, and mining and logistics projects, including: (i) structuring a bridge loan and bank guarantee financing by BNDES for the Maranhao IV and V gas-fired thermoelectric plants sponsored by MPX, [which included a R$300 million loan by Bradesco], and (ii) a banking syndicate for a BNDES bridge loan to Logum Logistics in the amount of R$1.8 billion to build a pipeline to store and deliver ethanol with an estimated annual through capacity of 21 billion liters, which included a R$550 million loan by Bradesco.

Intermediation and trading services

Our subsidiaries Bradesco S.A. CTVM and Ágora S.A. CTVM (or “Bradesco Corretora” and “Agora Corretora,” respectively) trade stocks, options, stock lending, public offerings and forwards. They also offer a wide range of products such as Brazilian government securities (under the Tesouro Direto program), BM&F trading, investor clubs and investment funds, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2011, Bradesco Corretora traded more than R$68.5 billion in the BM&FBovespa equities market and the exchange ranked 15th in Brazil in terms of total trading volume. Ágora Corretora traded over R$81.2 billion in the BM&FBovespa’s equities market and the exchange rated it 13th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 12,807,041 futures, swaps and options totaling R$1,140.6 billion on the BM&FBovespa. According to the BM&FBovespa, in 2011, Bradesco Corretora was ranked 16th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

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With more than 45 years of tradition and efficiency in capital markets, Bradesco Corretora was the first brokerage firm to provide its clients with DMA-Direct Market Access, an innovative computer order routing service enabling investors to buy or sell assets directly in BM&FBovespa’s market.

BM&FBovespa, through its Operational Qualification Program, awarded the 5 Qualification Seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker) to Bradesco Corretora in 2009, indicating excellence in futures transactions. In 2007, Ágora was recognized with four of the five (excepting only the Agro Broker seals).

Bradesco Corretora and Ágora Corretora offer its clients the possibility to trade securities on the Internet through its Home Broker service. In 2011, “Home Broker” trading totaled R$11.0 billion, or 2.3% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 16th largest Internet trader in the Brazilian market. In the same period, Ágora Corretora’s “Home Broker” trading totaled R$38.5 billion, or 8.0% of all Internet transaction on BM&FBovespa, ranked 4th in the Brazilian market.

In addition to Home Broker, Ágora Corretora’s customers use Ágora Trade Pro as a trading tool for advanced investors and Ágora Mobile for orders by cell phone. Ágora Corretora provides clients with the assistance of about 40 qualified trading professionals to execute orders in equities and fixed-income markets.

Bradesco Corretora and Ágora Corretora also deliver full investment analysis services covering over 100 companies in key sectors of the Brazilian market. Its team of analysts consists of industry specialists (senior analysts and assistants) who provide customers with reports and guidance based on an extensive database of projections and comparative multiples. In addition to analysis from our team of economists, Bradesco Corretora has a separate economic team catering to specific demand from its customers, focused on the stock market.

Through Bradesco Corretora’s “Share Rooms Project,” our customers have access to professionals able to advise on investing on the BM&FBovespa. Our constantly-expanding network of share rooms currently consists of 16 share rooms located throughout Brazil. This means that Bradesco Corretora provides direct customer service and closer relations with customers, training and certifying employees for a range of operations. This channel is very profitable and enjoys a high-level of take-up from investors, making for closer relations with our network of branches as loyal customers concentrate their funds with us.

Individual customers may invest in Brazilian federal government bonds over the Internet through the “Tesouro Direto” program by registering on our Bradesco Corretora or Ágora Corretora websites.

In addition, Ágora Corretora offers products, services and exclusive assistance through 31 independent agents’ offices all over Brazil catering for some 4,000 active customers.

Bradesco Corretora also offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 2,689/00.

Custody, depositary and controllership services

In 2011, we were one of the main providers of capital market services and retained leadership in the domestic asset custody market, according to the ANBIMA ranking. Our modern infrastructure and specialized team offer a broad range of services such as: asset registration (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); qualified custody for securities; custody of shares underlying Depositary Receipts (DRs); controllership services for investment funds (“CVM Instruction No. 409” Funds and Structured Funds) and managed portfolios; trustee and management services for investment funds; offshore funds; custody and representation for foreign investors; agent bank; depositary (escrow account - trustee) and clearing agent.

We submit our processes to the Quality Management System ISO 9001:2008 and GoodPriv@cy certifications. Bradesco Custódia alone has 10 quality related and 3 protection and data privacy certifications.

As of December 31, 2011, Bradesco Custódia offered:

•                Controller and custody services for investment funds and managed portfolios and fiduciary asset management involving:

•                R$795.8 billion in assets under custody for clients using custody services, as measured by methodology used for the ANBIMA ranking;

•                R$928.9 billion in equity investment funds and portfolios using our controller services, as measured by methodology used for the ANBIMA ranking;

•                21 registered DR programs with a market value of R$104.7 billion; and

•                R$172.2 billion total assets under management in investment funds through BEM DTVM Ltda.

•                Asset registration:

•                Bradesco’s share registration system comprised 246 companies, with a total of 4.7 million shareholders;

•                our debenture registration system contained 190 companies with a total market value of R$193.1 billion;

•                our fund share registration system contained 232 investment funds with a market value of R$36.5 billion; and

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•               we managed 13 registered BDR programs, with a market value of R$96.5 million.

International banking services

As a private commercial bank, we offer a range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. As of December 31, 2011, our international banking services included:

•                New York City, a branch and Bradesco Securities Inc., our subsidiary brokerage firm, or “Bradesco Securities United States,” and our subsidiary Bradesco North America LLC, or “Bradesco North America;”

•                London, Bradesco Securities U.K., our subsidiary, or “Bradesco Securities U.K.;”

•                Cayman Islands, two Bradesco branches and our subsidiary, Cidade Capital Markets Ltd., or “Cidade Capital Markets;”

•                Argentina, Banco Bradesco Argentina S.A., our subsidiary, or “Bradesco Argentina;”

•                 Luxembourg, Banco Bradesco Europa S.A. (current name of Banco Bradesco Luxemburgo S.A.) our subsidiary, or “Bradesco Europe;”

•                 Japan, Bradesco Services Co. Ltd., our subsidiary, or “Bradesco Services Japan;”

•                 in Hong Kong, our subsidiary Bradesco Trade Services Ltd; and

•                 in Mexico, our subsidiary Ibi Services, Sociedad de Responsabilidad Limitada, or “Ibi Mexico.”

Our Bradesco Nassau branch in the Bahamas closed on January 11, 2011.

Our international transactions are coordinated by our foreign exchange department in Brazil with support from 26 operational units specializing in foreign exchange businesses located at major exporting and importing areas nationwide.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries are principally engaged in trade finance for Brazilian companies. Bradesco Europe also provides additional services to the private banking segment. With the exception of Bradesco Services Japan and Bradesco Trade Services, our branches abroad are allowed to receive deposits in foreign currency from corporate and individual customers and extend financing to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding transactions between related parties, were R$99.4 billion, as of December 31, 2011, denominated in currencies other than the real.

Funding for import and export finance is obtained from the international financial community by means of credit lines granted by correspondent banks abroad. In addition to this traditional source of correspondent banks, our funding from public and private issues of debt securities on international capital markets amounted to US$11.1 billion during 2011.

Bradesco Argentina - To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established locally and, to a lesser extent, to Argentinean companies doing business with Brazil. In order to start its operations, we capitalized Bradesco Argentina with R$54.0 million from March 1998 to February 1999, and a further R$27.2 million in May 2007. In October 2011, we made another capital injection in the amount of R$70.1 million. As of December 31, 2011, Bradesco Argentina recorded R$139.8 million of total assets.

Bradesco Europe (Bradesco Luxembourg’s current business name). In April 2002, we acquired full control of Banque Banespa International S.A. in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003, Mercantil Luxembourg was merged into Banco Bradesco Luxembourg and the surviving entity was named Banco Bradesco Luxembourg. In January 2011, there was a capital injection of US$200 million. As of December 31, 2011, its total assets were R$3.6 billion.

Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2011, its assets totaled over R$2.8 million.

Bradesco Trade Services. A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradesco Securities (U.S. and U.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker/dealer in the United States and England:

•                The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs. It is also authorized to deal Bonds, Commercial Paper and deposit certificates, among other securities, and may provide investment advisory services. Currently, we have more than 30 ADR programs for Brazilian companies traded on the New York Stock Exchange. As of December 31, 2011, Bradesco Securities U.S. had assets of R$53.8 million and

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•                Bradesco Securities U.K.’s focus is intermediating equity and fixed income trades of Brazilian companies for global institutional investors. As of December 31, 2011, Bradesco Securities U.K. had R$13.8 million in assets.

Cidade Capital Markets - In February 2002, through BCN, Bradesco acquired Cidade Capital Markets in Grand Cayman, as part of the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2011, Cidade Capital Markets had R$72.5 million in assets.

Bradesco North America LLC was incorporated in August 2011 and will be used as a holding company focused on Bradesco’s investments in non-bank business in the United States, with a capital increase of US$5.0 million in November 2011.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary, and, among other lines, may sell insurance and certificates of deposit, provide underwriting services, act as advisors for private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Import and export finance

Our Brazilian foreign-trade related business basically consists of export and import finance.

We provide foreign currency payments directly to foreign exporters on behalf of Brazilian importers, attached to receipt of local currency payment by the importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or “ACCs,” and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or “ACEs.”

Other types of export finance include export prepayment, onlending from BNDES-EXIM funds, export credit notes and bills (referred to locally as “NCEs” and “CCEs”), and the PROEX rate equalization program.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks.  We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,000 correspondent banks abroad, 92 of which extended lines of credit as of December 31, 2011.

As of December 31, 2011, our international unit had a balance of R$27.5 billion in export financing and R$7.8 billion in import financing and international finance. In volume terms, Bradesco's export finance contracts totaled US$ 53.1 billion in 2011, which was 16.4% up on the previous year. In 2011, the volume of our foreign exchange contracts for imports reached US$36.2 billion, a 4.3% rise on 2010. In 2011, based on Central Bank data, we reached a 20.4% market share of trade finance for Brazilian exports and 17.6% for imports.

Foreign exchange products

In addition to import and export finance, our customers have access to a range of services and foreign exchange products such as:

•    purchasing and selling travelers checks and foreign currency paper money;

•    cross border money transfers;

•    advance payment for exports;

•    accounts abroad in foreign currency;

•    domestic currency accounts for foreign domiciled customers;

•    cash holding in other countries;

•    collecting import and export receivables;

•    cashing checks denominated in foreign currency;

•    foreign loans to customers (Decree-Law No. 4,131/62);

•    service agreements – receiving funds from individuals abroad via money orders;

•    prepaid cards with foreign currency (individual); and

•    structured foreign currency transactions through our foreign units.

Purchasing consortiums

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a “consortium,” in which members pool their resources to facilitate the purchase of certain consumer goods. The purpose of a consortium is to acquire goods, and Brazilian law forbids the formation of consortiums for investment purposes.

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Our purchasing consortium company (Bradesco Consórcios) manages plans for groups of purchasers buying real estate, automobiles, and trucks/tractors. In January 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as “quotas,” to our customers. Since May 2004, Bradesco Consórcios has been the leader in the real estate segment and, since December 2004, it has also been the leader in the vehicle segment. In October 2008, Bradesco Consórcios became leader in the truck/tractor segment. As of December 31, 2011, Bradesco Consórcios registered total sales of over 625,763 active quotas in the three segments, with total revenues of over R$26.1 billion and net income of R$339.4 million.

Insurance, pension plans and capitalization bonds

Life and personal accident insurance

We offer life, personal accident and random events insurance through our subsidiary Bradesco Vida e Previdência. As of December 31, 2011 Bradesco Seguros had 22.4 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their staff.

On December 31, 2011, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A had more than 3.4 million beneficiaries covered by company plans and individual/family plans. Approximately 41,000 companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 45 of the top 100.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2011, it included 10,835 laboratories, 13,006 specialized clinics, 17,157 physicians, 3,315 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We provide automobile, property/casualty and liability products through our subsidiary Bradesco Auto/RE. Our automobile insurance covers losses arising from vehicle theft and damage, passenger and third-party injury. Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance.

Of the mass property/casualty lines for individuals, our residential note (“Bilhete Residencial”) is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers’ and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has an exclusive highly specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for transportation, engineering and operational and oil risks.

As of December 31, 2011, Bradesco Auto/RE had 1.6 million insured automobiles and 2.1 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil, as measured by pension plan contributions, investment portfolio and technical provisions, based on information published by Fenaprevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from withholding taxes on income generated by the fund portfolio.

As of December 31, 2011, Bradesco Vida e Previdência accounted for 33.2% of the pension plan and VGBL market in terms of contributions, according to Fenaprevi. Also according to the same source, managed pension funds accounted for 34.0% of VGBL, 26.1% of PGBL and 38.5% of traditional pension plans in Brazil. As of December 31, 2011, Bradesco Vida e Previdência accounted for 33.5% of all supplementary pension plan assets under management, 33.1% of VGBL, 23.6% of PGBL and 49.2% of traditional private pension plans, according to Fenaprevi.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. “Open” private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. “Closed” private pension entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

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 We manage pension and VGBL plans covering more than 2.2 million participants, 65.7% of whom have individual plans, and the remainder individuals covered by company plans. The Company’s plans account for approximately 34.3% of our technical reserves.

Under VGBL, PGBL and FAPI plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12% of the participant’s taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, and/or when benefits are paid out, tax will be levied on these benefits, pursuant to current legislation.

VGBL and PGBL plans, and individual retirement fund plans (referred to as “FAPI”) may be acquired by companies in Brazil for the benefit of their employees. In 2011, Bradesco Vida e Previdência managed R$52.8 billion in VGBL and R$15.5 billion in PGBL plans. Bradesco Vida e Previdência also managed R$21.5 billion in private pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to specific needs of the corporate customer.

Bradesco Vida e Previdência earns revenues primarily from:

•           Pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums; and

•           revenues from management fees charged participants in accordance with mathematical provisions.

Certificated savings plans

Bradesco Capitalização offers its clients certificated savings plans with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$50,000.00), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$2.0 million (gross premiums). Clients’ contributions earn interest at a rate of TR plus 0.5% per month over the value of the mathematical provision. Certificated savings plans may be redeemed after a 12-month grace period. As of December 31, 2011, we had around 7.2 million “traditional” capitalization bonds and around 13.0 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. As of December 31, 2011, Bradesco Capitalização had approximately 20.2 million capitalization bonds and 3.1 million customers.

Bradesco Capitalização is the first and only Brazilian capitalization bonds company to be awarded ISO certification. In 2009, it was certified ISO 9001:2008 for the scope of management of plans. This certification awarded by Fundação Vanzolini attests to the quality of its internal processes and confirms the principle seen in the origin of Bradesco’s plans: good products and services and continuous improvement.

Bradesco Capitalização S.A. currently has a ‘brAAA/Stable’ rating from Standard & Poor’s and remains the only company in the segment to earn this rating. The robust level of financial and property protection Bradesco Capitalização assures its customers contributed to this result.

b)     Characteristics of the distribution process

Distribution channels

Our branch network is complemented by other distribution channels such as points of service, banking correspondents, ATMs, telephone banking services, and Internet and mobile banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

We ended 2011 with 4,634 branches, 4,429 points of banking services and 34,839 banking correspondents (Bradesco Expresso) and 3,913 points of service outside our own ATM network. The table below shows our customer service structure:

The table below shows the distribution of sales of these products through our branches and externally:

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The table below shows the distribution of sales of these products through our branches and externally:

Other distribution channels

Our customers have easy access to their account details, to make financial transactions or acquire products and services through self-service digital channels (Fone Fácil, Internet and Bradesco Celular).

People with disabilities and reduced mobility have access to internet banking services for the visually impaired; personalized service for hearing impaired persons using digital language at Fone Fácil; Bradesco Celular for the visually impaired; visual mouse for motor disabled people; and ATM access for customers with visual and physical disabilities.

Self-service network

As of December 31, 2011, our self-service network had 34,516 ATMs strategically distributed across Brazil, providing quick and convenient access to products and services. In addition to Bradesco’s ATMs, customers may use the pooled network of 12,455 Banco24Horas machines shared among Bradesco, Banco do Brasil and Banco Santander, which provides transactions such as cash withdrawals, statements, balance status queries, loans, payments and transfers.

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Bradesco’s self-service network and Banco24horas ATMs executed 2.0 billion transactions in 2011.

Bradesco led banks in Brazil in the use of biometric reading systems. Our system is known as “Segurança Bradesco na Palma da Mão” (Bradesco security in the palm of your hand) and it can identify clients by scanning their hand’s vascular pattern as an alternative password for ATM users. This technology is available on 24,119 ATMs and has been used 304.1 million times as of December 31, 2011.

Telephone services - Fone Fácil

Our “Easy Phone” (Fone Fácil) facility may be accessed 24/7. Its personalized electronic responses enable customers to obtain information, make transactions and purchase products and services related to their checking or savings accounts and credit cards. To access Fone Fácil, customers use their four-digit passwords and Bradesco security code numbers.

Customers and users use specific numbers to access a number of call centers, in particular internet banking, our network for businesses, purchaser consortiums, private pension plans, and Bradesco financing.

Hearing impaired clients have separate telephone services using digital language technology so they can inquire about products and services provided by Bradesco.

During 2011, 352.2 million calls were registered, and 364.5 million transactions completed.

Internet

“Portal Bradesco” consists of 87 websites, of which 60 host institutional content and 27 for transactions. Corporate or individual customers may access a range of banking products and services, and make transactions using Chave de Segurança Bradesco (Bradesco’s security code number) in card or electronic form, or mobile-phone integrated.

Users of our institutional websites, whether customers or not, may access information about the Organization’s products and services, reports on our social and environmental initiatives, and specific publications for investors, among other items. Highlights include specific websites for capitalization bonds, purchaser consortiums, insurance, investor relations, social and environmental responsibility and our Retail, Prime, Private, Corporate and Business segments.

Our transactional websites enable individual and corporate customers to complete easy, convenient and secure banking transactions. The sites hosted 3.0 billion transactions in 2011.

In 2011, Bradesco’s new version of Internet Banking enhanced the user experience with more than 50 innovative features such as the quick access “A” key, the Smart Payment functionality that automatically recognizes bar codes for each type of payment, and search windows on all pages.

Bradesco Celular

Customers may use mobile phones, conveniently and securely, to obtain the balance of their account, get statements, make payments, buy prepaid mobile phone credits, transfer money, apply for loans, obtain share quotations and track buy and sell orders, among other transactions. Our website www.bradescocelular.com.br caries detailed information about the channel’s products and services.

Through our text message authorized direct-debit service, pre-registered customers are sent interactive messages and may schedule or pay banking invoices/payment slips registered for automatic direct debit, using text messages to authorize payments.

Bradesco Celular enables customers to reload credits for prepaid cell phones from the phone itself, even if it has no credit.

Using Infocelular, registered clients with mobile phones may be sent SMS messages relating to various types of banking transactions on their account quickly and securely, sorting by period and amount.

Customers choosing a package of services known as “Bradesco Mobile Bonus Account” get access to various financial services and the cost of the package earns bonus points for prepaid mobile phones. When bonus points are available on a registered mobile phone number, the network operator itself sends a text message showing the credit.

This channel was used to complete 99.1 million transactions during 2011.

Mail services

On December 2011, we ceased our partnership with Empresa Brasileira de Correios e Telégrafos, or ECT, (the government owned postal company) and will not continue with the Postal Bank in 2012.

However, customers who used the services of the Postal Bank remain Bradesco clients, and will be supported by its extensive network of branches and service centers. The clients have complete and quality service wherever they are.

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Banking units in retail chains

We have also entered into partnership agreements with retail chains, supermarkets, drugstores, grocery stores, etc., to provide correspondent banking services (mostly to pay bills, withdraw cash from checking and savings accounts, and receive pension payments). These offices are staffed by employees of our business partners, but all credit decisions are made by our employees.

c)     Characteristics of the market segments, specially:

i) Participation in each market:

The following table shows our market share of banking, insurance and service network.

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ii) Competitive conditions in markets

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services market are highly competitive and have been through an intensive consolidation process in the past few years.

As of December 31, 2011, publicly owned financial institutions held 42.7% of the national financial system’s assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 38.8% share and foreign-controlled financial institutions, with a 18.5% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

As of December 31, 2011, according to the Central Bank, there were 178 financial conglomerates providing a wide full range of services including: (i) 139 multiple banks; (ii) 20 commercial banks; (iii) 14 investment banks; (iv) 4 development banks; and (v) 1 savings bank (namely Caixa Econômica Federal).

Credit cards

The Brazilian credit card market is highly competitive, with approximately 173.3 million credit cards issued as of December 31, 2011, according to ABECS. Our primary competitors are Banco do Brasil, Banco Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset Management

Brazil’s asset management industry ended 2011 with R$1.9 trillion under management, thus showing nominal growth of 13.3% on 2010, according to ANBIMA. The variation was mainly due to:

•           significant net inflow of R$80 billion in fixed-income funds largely due to migration from hedge funds, from which investors had redeemed R$47 billion by year-end;

•           growth over the years of contributions to open pension funds, which ended 2011 with a net funding inflow of R$25 billion; and

•           consolidation of the structured investment fund market, including receivables funds, or “FIDCs” (R$8 billion), private equity funds (R$17 billion), and real estate funds (R$4 billion).

BRAM is one of the major industry players in Brazil's fund management industry with an 11.0% market share according to Anbima's December 2011 Global Fund Management ranking. Our primary competitors are Banco do Brasil and Banco Itaú Unibanco.

BRAM's strategy in relation to the competition is to strengthen its asset management leadership in fixed-income and equity, leveraging its experience and success with a fundamentalist approach built up by a strong group of analysts and a team of independent macroeconomists.

In 2011, BRAM advanced its internationalization goal by launching a fund for small- and medium-cap Brazilian stocks. This new fund is part of Bradesco Global Funds, which was launched by Bradesco in September 2009 and currently has four different strategies. These funds are domiciled in Luxembourg and target exclusively foreign investors.

In addition to its own platform, BRAM has strong partnerships with The Bank of Tokyo-Mitsubishi UFJ (Japan) and Banchile (Chile).

Insurance, pension plans and capitalization bonds

Insurance sector

In December 2011, Grupo Bradesco Seguros, the leading insurance company in the Brazilian market with a 25.6% market share of insurance premiums, pension plans and capitalization bonds faces increased competition from a number of Brazilian and multinational corporations in all types of insurance business.

As of December 31, 2011, our principal competitors were Banco do Brasil, Itaú Unibanco Seguros S.A., Sul América Cia. Nacional de Seguros, Porto Seguros Cia.de Seguros Gerais, Caixa Seguros, Santander Seguros and HSBC Seguros, which accounted for a combined total of approximately 55.8% of all premiums generated in the market, as reported by SUSEP. Although nationwide companies underwrite the majority most insurance business, we also face competition from local and regional companies, particularly in the health insurance segment, where they are able to operate at lower cost, or specialize in providing coverage for specific risk groups.

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Competition in the Brazilian insurance industry changed in the past few years as foreign companies started to form joint ventures with Brazilian insurance companies with more experience in the local market. For example, the Dutch Group ING acquired an interest in one of the Sul América Group companies. Hartford has been operating in Brazil for years through a joint venture with the Icatu Group. AXA, Allianz, ACE, Generalli, Tokio Marine, Zurich acquired associations with the Minas Brasil and Santander groups. Other international insurers offer products in Brazil through their own local facilities.

We believe that the principal competitive factors in this area are price, financial stability, name recognition and services. At the branch level, we believe competition is primarily based on the level of services, including the handling of claims, level of automation and development of long-term relationships with individual customers. We believe that our ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies. Because most of our insurance products are offered through our retail banking branches, we benefit from certain cost savings and marketing synergies compared with our competitors. This cost advantage could become less significant over time, however, as other large private banks begin using their own branch networks to offer insurance products through exclusive agents.

 Pension plan sector

The monetary stabilization brought by the Real Plan stimulated the pension plan sector and the Brazilian market attracted new international players, such as Principal, which created Brasilprev in association with Banco do Brasil; Hartford, through a joint venture with the Icatu Group; ING, through a partnership with Sul América; MetLife; Nationwide and others.

In addition to monetary stability, factors contributing to heightened competition were favorable tax treatment and the prospects of more far-reaching reform of Brazil’s social security system.

Bradesco Vida e Previdência is currently the pension plan market leader with 33.5% of total assets under management in the sector, according to Fenaprevi.

We believe that the Bradesco brand name, together with our extensive branch network, strategy, our record of being in the forefront and our product innovation, are our competitive advantages.

Capitalization bonds sector

The certificated bonds plans market has been competitive since 1994, when exchange rates became more stable and inflation came under control. As of December 31, 2011, Bradesco Capitalização was second in the industry ranking with 21.6% of revenues from certificated bonds plans and 23.1% in terms of technical provisions, according to SUSEP.

Our principal competitors in the capitalization bonds sector are: Brasilcap Capitalização, Itaú Unibanco Capitalização, Caixa Capitalização, Sul América Captalização, Santander Capitalização, Aplub Capitalização and Icatu Seguros.

The principal competitive factors in this industry are offering low-cost products with more frequent prize draws, security, financial stability and brand recognition.

d)     Seasonality

Due to the specific characteristics of some products and services of the issuer, such as consumer finance segment, particularly credit card, in general, they are impacted by the effect of seasonality at certain periods or circumstances, such as final year. Other factors such as number of weekdays in the month, holidays, vacation periods, tax payments or receive of 13th bonus, can influence products and services such as loans, use of credit cards and/or demand for investments. It is noteworthy that despite this influence, these factors have no significant impact on the income of the issuer.

e)     Main raw materials, stating:

i) description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establish business relationships with partners that operate with ethical standards compatible with the Organization, through a strict selection process and not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guided its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

The Bank also has a program relationship with strategic suppliers to discuss about revaluation of the supply chain of the total acquisition cost, optimization of products, innovation and sustainability. There are regular meetings with executives of the Bank and suppliers, which established objectives and monitoring the results of actions taken.

ii) Any dependence on a small number of suppliers:

Not applicable. Bradesco has no dependence on suppliers to perform its activities.

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iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among others, rely on macroeconomic conditions and market rates.

If there is expected growth rate of inflation, the Central Bank may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in delinquency rate for customers. Moreover, variations in tax rates on loans also make these operations more expensive.

7.4 - Customers accounting for more than 10% of total net revenues

Bradesco does not have any customers that account for more than 10% of the institution’s total net revenues.

7.5 - Material effects of state regulation for the business

a)     need of governmental for the exercise of activities and historical relation with the public administration in order to obtain such autorizations.

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law.” The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the Brazilian Monetary Council (CMN).

Principal regulatory agencies

CMN

CMN, currently the highest authority responsible for Brazilian monetary and financial policy, is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•         regulating loans and advances by Brazilian financial institutions;

•         regulating Brazilian currency issue;

•         supervising Brazil’s reserves of gold and foreign exchange;

•         determining savings, foreign exchange and investment policies in Brazil; and

•         regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new “Risk-Bases Supervision System” (“SBR”) in order to: (i) identify risks to which the market is exposed; (ii) rank these risks by their potential for harm; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system enables fast-track reviewing for the process of issuing securities.

Central Bank

The Central Bank is responsible for:

•         implementing currency and credit policies established by the CMN;

•         regulating and supervising public and private sector Brazilian financial institutions;

•         controlling and monitoring the flow of foreign currency to and from Brazil; and

•         overseeing the Brazilian financial markets.

The Central Bank’s chairperson is appointed by the president of Brazil for an indefinite term of office, subject to approval by the Brazilian Senate.

The Central Bank supervises financial institutions by:

•         setting minimum capital requirements, compulsory reserve requirements and operational limits;

•         authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•         authorizing changes in shareholder control of financial institutions;

•         requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial statements; and

•         requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

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CVM

The CVM is responsible for regulating the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

The CVM is responsible for the supervision and regulation of equity funds. In addition, since November 2004, the CVM has had authority to regulate and supervise fixed-income asset funds.

Banking regulations
Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•              may not operate without the prior approval of the Central Bank and in the case of foreign banks, authorization by presidential decree;

•              may not invest in the equity of any other company beyond regulatory limits;

•              may not lend more than 25.0% of its reference equity to any single person or group;

•              may not own real estate, except for its own use; and

•              may not provide loans or guarantees to: any person who is part of the controlling block of the institution, or who directly or indirectly holds more than 10.0% of its share capital;

o     any individual that controls the institution or holds, directly or indirectly, more than 10.0% of its share capital;

o     any entity that controls the institution or with which it is under common control, or any officer, director or member of the Fiscal Council and Audit Committee of such entity, or any immediate family member of such individuals;

o     any entity that, directly or indirectly, holds more than 10.0% of its shares (with certain exceptions);

o     any entity that it controls or of which it directly or indirectly holds more than 10.0% of the share capital;

o     any entity whose management consists of the same or substantially the same members as its own executive committee; or

o     its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10.0% of share capital.

The restrictions with respect to related party transactions do not apply to transactions entered into by financial institutions in the interbank market.

Capital adequacy and leverage

Brazilian financial institutions are subject to a capital measurement and standards based on a weighted risk-asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. The Basel Accord requires banks to have a capital to risk-weighted assets ratio of at least 8.0%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital corresponds to shareholders’ equity less certain intangibles. Tier II capital includes asset revaluation reserves, and contingency reserves and subordinated debt, subject to certain restrictions. Tier II capital must not exceed Tier I capital.

CMN requirements differ from the Basel Accord in some respects. Among other differences, the CMN:

•         requires minimum capital of 11.0% of risk-weighted assets;

•         does not permit contingency reserves to be considered as capital;

•         requires fixed assets in excess of limits imposed by the Central Bank to be deducted from capital;

•         requires additional capital in relation to off-balance-sheet interest rate and foreign currency swap transactions and for certain loans and advances utilizing third party funds;

•         when determining shareholders’ equity, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions used to hedge short positions associated with investments outside Brazil; and

•         assigns different risk weightings to certain assets and credit conversion values, including a risk weighting of 300.0% on deferred tax asset for income and social contribution taxes but not for those arising from other temporary differences which have a weighting of 100.0%.

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In October 2009, the Central Bank reduced minimum capital requirements from 11% to 5.5% on loans to micro and small companies that are backed by one of the two guarantee funds created by the government in 2009 with a R$4.0 billion budget.

Financial institutions are also required to maintain their reference shareholders’ equity at a certain level. A financial institution’s reference shareholders’ equity is the sum of its Tier I and Tier II capital and is used to determine its operational limits. For purposes of CMN adjustments, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions to hedge short positions associated with investments abroad. In July 2008, the Central Bank issued certain rules to include the operational risk of financial institutions amongst the factors to be considered in the calculation of reference shareholders’ equity. In December 2009, the Central Bank established a single indicator for calculating the portion of capital to be maintained by financial institutions to cover, when needed, the operational risk for a non-financial company belonging to the conglomerate. In June 2010, the Central Bank issued rules amending the formula used to calculate required reference shareholders’ equity, which in practice led to higher levels of net equity being required of financial institutions and this will be in force as of 2012. The Central Bank says the purposes of this change include bolstering the robustness of financial institutions in terms of their ability to weather a global crisis. In February 2011, the Central Bank issued guidelines and a timetable for implementing the recommendations of the Basel Committee on Banking Supervision concerning capital structure and liquidity requirements (Basel III), including an initial timetable to implement recommendations regarding liquidity requirements.

Prudential rules in Brazil are generally more conservative than international ones, so adapting to Basel III will be less complicated for Brazilian banks than for institutions in other countries. Under draft rules that the Central Bank submitted to public consultation in February 2012, Brazil will follow the agreed international schedule to gradually adopt capital definitions and requirements over the coming years, starting January 1, 2013 and concluding January 1, 2019. Under international recommendations, and in line with current practices, the minimum capital level will be stated as a percentage of risk weighted assets. The draft rule proposes three independent requirements to be met by financial institutions: (i) Principal Capital, consisting mainly of stocks, shares and retained earnings; (ii) Tier I Capital, consisting of principal capital plus other instruments capable of absorbing losses when the institution is a going concern; and (iii) Reference Equity, consisting of Tier I Capital and other instruments to absorb losses in the case of an institution in liquidation.

In addition, the standard being discussed is also likely to include Additional Principal Capital, which will act as the prudential buffer or “cushion”" referred to in Basel III. By the end of the transitional period, in 2019, Additional Principal Capital will have to be 2.5 - 5% of risk weighted assets. The amount will be determined by the Central Bank depending on economic conditions. Under normal market conditions, financial institutions are expected to hold surplus capital in relation to minimum requirements in an amount exceeding Additional Principal Capital as defined. Failure to comply with Additional Principal Capital rules will lead to restrictions affecting distribution of bonuses, profit sharing and compensation incentives associated with performance of managers of institutions.

Financial institutions, excepting credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating.

Under certain conditions and within certain limits, financial institutions may include subordinated debt when determining their capital requirements in order to calculate their operational limits, provided that this subordinated debt complies fulfills the following requirements:

•        it must be previously approved by the Central Bank;

•        it must not be secured by any type of guarantee;

•        its payment must be subordinated to the payment of other liabilities of the issuer in the event of dissolution;

•        it cannot be redeemed by act of the holder;

•        it must have a clause allowing postponement of the payment of interest or redemption if this would cause the issuer to fail to comply with minimum levels of reference shareholders’ equity or other operational requirements;

•        it must be nominative if issued in Brazil, and if issued abroad may be in any other form permitted by local legislation;

•        if issued abroad, it must contain a clause for elected jurisdiction;

•        it must have a minimum term of five years before redemption or amortization;

•        it must be paid in cash; and

•        its payment cannot be secured by any type of insurance any instrument that requires or permits payments between the issuer and the borrowing institution or that affects the subordinated status of the debt.

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Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or an unconsolidated basis.

In June 2011, the CMN determined that financial institutions and other Central Bank authorized institutions required to calculate “reference equity” requirements must implement a capital management structure compatible with the nature of their operations, complexity of products and services offered, and the scale of their risk exposure.

Additionally, in September 2011, the CMN issued a rule which determines that the Central Bank may undertake a discretionary assessment of the circumstances in each case and require a series of preventive prudential measures to be taken if it finds situations that compromise or may compromise the proper functioning of the financial system or its institutions, or other Central Bank authorized institutions.

Risk Weighting

In October 2010, the Central Bank issued instructions consolidating risk factor weightings applied to different exposure levels, for the purposes of calculating reference shareholders’ equity required. Under these rules, the following factors must be applied:

(i)               0% to amounts held in cash or securities issued by Brazil’s Treasury or the Central Bank, except for those related to repurchase agreements;

(ii)              20% to demand deposits held in banking institutions, rights related to certain transactions with cooperatives, and repurchase agreements for securities issued by the Treasury or the Central Bank;

(iii)             50% to time deposits in financial institutions not subject to special arrangements, exposures for which underlying assets are securities issued by them, interbank deposits and credit commitments undertaken;

(iv)            100% to investments in shares of investment funds, other securities in repurchase agreements, sureties, guarantees, co-obligations and collaterals provided, and transactions for which there is no specific weighting factor; and

(v)              300% to exposures related to tax credits not excluded for purposes of calculating reference shareholders’ equity (except for deferred tax assets arising from temporary differences), for which a 100% weighting factor applies.

In December 2010 and November 2011, the Central Bank issued instructions applying a 150% risk weighting factor to exposures relating to loans and advances and financial leasing agreements for individuals as of December 6, 2010, or renegotiated as of November 11, 2011, with certain exceptions to this rule (including rural credit, payroll-deductible loans, certain financing or leasing agreements for vehicles or homes). A 300% weighting was applied as of November 2011 for exposures relating to personal loans for unspecified uses, including payroll-deductible loans, made or renegotiated with individuals as of November 11, 2011, for contractual terms of over sixty months.

Reserve requirements

The Central Bank periodically sets compulsory reserve and related requirements for Brazilian financial institutions. The Central Bank uses reserve requirements as a mechanism to control liquidity in the Brazilian Financial System. Historically, the reserves against demand deposits, savings deposits and time deposits have accounted for almost all amounts required to be deposited with the Central Bank. In December 2010, the Central Bank raised compulsory deposit and reserve requirements, and reduced any deductions applicable. In addition, the Central Bank introduced higher compulsory deposits and reserve requirements for savings, demand, and time deposits. Some of these rules were amended by the Central Bank in March 2011. In July 2011, the CMN consolidated and redefined rules for compulsory deposit requirements against short positions in foreign currency.

In December 2011, the Central Bank approved a circular consolidating and redefining certain rules for compulsory reserve requirements for time deposits. Chief among these alterations was the inclusion of Brazilian Treasuries in the list of assets eligible for deduction from compulsory reserves for time deposits. Some provisions relating to compulsory reserve requirements against time deposits were again altered by the Central Bank in February 2012.

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its reference shareholders’ equity. In addition, if its exposure is greater than 5.0% of its reference shareholders’ equity, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure. Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate’s net consolidated exposure.

In the past, the Central Bank has imposed restrictions on other types of financial transactions. These compulsory deposit requirements are no longer in effect, but they may be re-imposed in the future, or similar restrictions may be instituted. At the beginning of 2008, the Central Bank determined a new compulsory deposit requirement relating to deposits of leasing companies. Our leasing company invests most of its cash available for immediate investment in interbank deposit accounts with us.

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Asset composition requirements

Brazilian financial institutions may not allocate more than 25.0% of their reference equity to loans and advances (including guarantees) to the same customer (including customer’s parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their reference equity.

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their reference shareholders’ equity.

CMN issued rules in October 2008 requiring financial institutions to record: (i) rights on assets used for maintaining the institution’s activities, including rights resulting from transactions that have transferred the benefit, risks and control of these assets to the institution, except for those covered by leasing agreements, in fixed assets; and (ii) restructuring expenses that effectively result in an increase in income of more than one fiscal year and do not constitute merely a reduction in costs or greater operational efficiency, in deferred assets. A subsequent rule further defined intangible assets, such as vested rights on non-material assets used for maintaining the institution’s activities, including those corresponding to payroll services, income, salary, wages and retirement and pension payments, among others.

As of January 2012, a rule issued by the CMN came into effect in line with IASB, which states different accounting criteria in cases of assignment of receivables or other financial assets depending on whether or not there is retention or transfer of risks and benefits in conjunction with the assigned asset.

In July 2011, the CMN published a rule requiring registration of assigned receivables and financial settlement of assets authorized by the Central Bank.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its reference shareholders’ equity. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution’s reference shareholders’ equity. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of the loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank’s Circular 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

As of March 2005, the previously existing “Commercial” and “Floating" were unified under a single foreign currency exchange regime (“Exchange Market”), in which all foreign exchange currency transactions are concentrated. The unified Exchange Market provides for settlement in foreign currency of any commitments in reais contracted between individuals and/or legal entities resident in Brazil and individuals or legal entities resident abroad, by submitting the relevant documentation.

Access to the Exchange Market may be granted by the Central Bank to multiple banks, commercial banks, savings banks, investment banks, development banks, foreign exchange banks, savings and loans entities, development agencies, financing and investment associations, brokerage firms, securities dealers and currency-broker firms.  Some foreign-exchange transactions may also be carried out by travel agencies and tourist hospitality organizations accepting foreign currency. The Central Bank currently does not impose limits on long positions in forex (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) of banks authorized to operate in the Exchange Market. As of December 2005, the Central Bank no longer limited short positions in forex (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the Exchange Market.

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Pursuant to CMN regulations of November 2011, the investment abroad of available funds in foreign currency must be limited to (i) securities issued by the Brazilian government; (ii) sovereign debt issued by foreign governments; (iii) securities issued by financial institutions, or entities under their responsibility; and (iv) time deposits in financial institutions. In February 2011, the Central Bank adopted new rules for investments by Brazilian entities or individuals in non-Brazilian companies. For the purposes of this rule, foreign currency holdings includes: (i) the institution’s own foreign currency position; (ii) foreign currency balances in current accounts in Brazil, that have been opened and transacted in accordance with laws and regulations; and (iii) the institution’s other foreign currency held in foreign accounts, including funds received to pay for Brazilian exports.

In March 2010, the Central Bank continued with the process of simplifying foreign exchange rules by consolidating existing rules and revoking others. These changes were designed to provide further transparency and standards for cross-border foreign exchange transactions, and may be divided into three main categories:

(i)              Consolidation of rules for foreign capital: registration of foreign direct investment, foreign credits, royalties, transfer of technology and leasing. Financial transfers from and to foreign countries will follow the general rules applicable to the Brazilian foreign exchange market, including the principles of legality, economic rationale and supporting documentation. These rules were amended several times in 2011. Additionally, the need for specific authorizations or prior statements from the Central Bank has been eliminated and there is no need to provide information that the Central Bank may obtain elsewhere;

(ii)             Rules for sale of depositary receipts abroad: companies that issue depositary receipts have the option of keeping the proceeds abroad. This option, however, does not apply to financial institutions. Therefore, our procedures in this respect remain unchanged; and

(iii)            Simplification of foreign exchange rules: several changes have been implemented to boost competition in the international transfer of funds and offer of banking services.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank issued specific rules that became effective on February 1, 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must: (i) be registered within 2 business days and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In February 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of credit operations

According to the Central Bank, financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

•           the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

•           the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

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In the case of corporate borrowers, the nine categories that we use are as follows:

A loan and advance operation may be upgraded if it has credit support or downgraded if in default.

Doubtful loans are classified according to the loss perspective, as shown below:

In the case of transactions with individuals, we have a similar nine-category ranking system. We grade credit based on data including the individual’s income, net worth and credit history, as well as other personal data.

Financial institutions should maintain a credit risk management structure compatible with the nature of their transactions and with the complexity of products and services offered, which should also be proportional to the institution’s credit risk exposure.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the operation, among others, in order to identify potential provision for loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution’s reference equity, and once each twelve months for all loan operations, with certain exceptions. Non‑performing loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following maximum risk classifications:

Financial institutions are required to determine, whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance operation, as follows:

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Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria described above.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

•    a breakdown of the business activities and nature of borrowers;

•    maturities of their loans;

•    amounts of rescheduled, written-off and recovered loans;

•    loan portfolio diversification by the loan classification; and

•    non-performing loans.

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data in accordance with several requirements. The Central Bank may admit discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

Exclusivity in loans and advances to customers

 In January 2011, Central Bank Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered under the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

Brazilian clearing system

The Brazilian clearing system was regulated and restructured under legislation enacted in 2001. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions’ credit and liquidity risks.

The subsystems in the Brazilian clearing system are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

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Financial institutions and other institutions authorized by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

•           maintain and document criteria for measuring liquidity risks and risk management procedures;

•           analyze economic and financial data to evaluate the impact of different market scenarios on the institution’s liquidity and cash flow;

•           prepare reports to enable the institution to monitor liquidity risks;

•           identify and evaluate mechanisms for unwinding positions that could threaten the institution economically or financially and for obtaining the resources necessary to carry out such unwinds;

•           adopt system controls and test them periodically;

•           promptly provide the institution’s management information and analysis for any liquidity risk identified, including any conclusions or measures taken; and

•           develop contingency plans for handling liquidity crisis situations.

Financial institutions were positively affected by the restructuring of the Brazilian clearing system. Under the old system, in which transactions were processed at the end of the day, an institution could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and amounts over R$5,000 may be covered by electronic transfers between institutions with funds available immediately. If a transaction is made using checks, an additional bank fee will be charged.

After a period of tests and gradual implementation, the new Brazilian clearing system started operating in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

Liquidation of financial institutions

In February 2005, the “New Bankruptcy Law” was approved, replacing the previous legislation that had been in effect since 1945. The main goal of the “New Bankruptcy Law” is to avoid viable companies being unable to honor their debt obligations. The New Bankruptcy Law seeks to do this by providing greater flexibility in plan reorganization strategies while giving creditors more guarantees. It also seeks to improve creditors’ ability to recover through the judiciary system by promoting an agreement between the company and a commission comprised of creditors. The New Bankruptcy Law is not currently applicable to financial institutions, and, accordingly, Law No. 6,024/74 governing intervention in and administrative liquidation of financial institutions is still applicable to us.

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the federal government if the institution:

•         suffers losses due to mismanagement, putting creditors at risk;

•         repeatedly violates banking regulations; or

•         is insolvent.

Intervention may also be ordered upon the request of a financial institution’s management.

Intervention may not exceed twelve months. During the intervention period, the institution’s liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank will liquidate a financial institution if:

•         the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

•         management commits a material violation of banking laws, regulations or rulings;

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•         the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•         if, upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•         lawsuits pleading claims on the assets of the institution are suspended;

•         the institution’s obligations are accelerated;

•         the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•         interest does not accrue against the institution until its liabilities are paid in full; and

•         the statute of limitations with respect to the institution’s obligations is tolled.

Temporary special administration regime

The temporary special administration regime, known as “RAET,” is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•         repeatedly makes transactions contravening economic or financial policies under federal law;

•         faces a shortage of assets;

•         fails to comply with compulsory reserves rules;

•         has reckless or fraudulent management; or

•         has operations or circumstances requiring an intervention.

Repayment of creditors in liquidation

In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the FGC (Deposit Guarantee Fund) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions accepting deposits from customers.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. Since 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance.

In December 2010, the Central Bank issued Resolution 3,931/10 with new rules for taking time deposits with a special guarantee from the FGC. Under these rules, the maximum value of the balance of such deposits is limited to the greater of the following (with a maximum of R$5 billion): (i) the equivalent of twice the reference shareholders’ equity, calculated on the base date June 30 earning interest monthly at the Selic rate; (ii) the equivalent of twice the reference shareholders’ equity, calculated on December 31, 2008, earning interest monthly at the Selic rate as of May 1, 2009; and (iii) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the SELIC rate as of May 1, 2009.

The same rule reduced the limit on taking time deposits with special FGC guarantees on the following schedule: (i) twenty percent (20%) from January 1, 2012; (ii) forty percent (40%) from January 1, 2013; (iii) sixty percent (60%) from January 1, 2014; (iv) eighty percent (80%) from January 1, 2015; and (v) one hundred percent (100%) from January 1, 2016.

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Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•           their activities;

•           their financial, operational and management information systems; and

•           their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. Management is also responsible for verifying compliance with all internal procedures.

Our bylaws include a provision for an internal controls and compliance committee composed of up to 12 members appointed by our Board of Directors.

Restrictions on foreign banks and foreign investment

The Brazilian constitution prohibits foreign financial institutions from establishing new branches in Brazil, except when duly authorized by the Brazilian government. A foreign bank duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. Any investment on common shares would depend on government authorization. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, the Central Bank increased the limit of foreign interest in Bradesco’s capital stock from the current 14.0% to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Circular No. 3,461/09, and subsequently in December 2010, through Circular No. 3,517/10, as amended by Circular No. 3,583/12, financial institutions must:

•           keep up-to-date records regarding their customers;

•           maintain internal controls and records;

•           record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

•           keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

•           keep records of all check transactions; and

•           keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least five years, unless the bank is notified that a CVM investigation is underway, in which case the five-year obligation may be extended. Pursuant to Circular No. 3,641/08, financial institutions must implement control policies and internal procedures. The policies must: (i) specify in an internal document the responsibilities of each of the organization’s hierarchical levels; (ii) include the collection and registration of timely information about clients that makes it possible to identify the risks of occurrence of these crimes; (iii) define the criteria and procedures for selecting, training and monitoring the economic-financial status of the institution’s employees; (iv) include a prior analysis of new products and services from the perspective of preventing these crimes; (v) be approved by the Board of Directors; and (vi) be broadly circulated internally. Current legislation allows us to develop internal procedures designed to identify any financial transactions or services that present a low level of risk of being used for money laundering or terrorist financing, which are exempted from the requirement to obtain clients’ registration details. The procedures described herein shall be observed by our branches and subsidiaries in Brazil and abroad.

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Along with these policies, Circular No. 3,641/08 also establishes additional norms related to keeping registration information up-to-date, keeping records of politically exposed individuals, records of the beginning or continuation of business relations, records of financial services and transactions, records of deposits and clearance of checks deposited in other financial institutions, the use of fund transfer instruments, pre-paid card registrations, transfers of over R$100,000 in cash, and other transactions that require special attention.

Likewise, Circular No. 3,642/08 set forth rules to combat money laundering in international transfers, including more detailed operational information requirements for payment orders, such as the name and identification document of the parties involved, address and bank account when applicable. Financial institutions shall also adopt measures to learn about methods and practices used by their correspondents abroad so as to inhibit money laundering and terrorist financing practices, and report to government authorities whenever transactions with these characteristics are detected.

Brazilian regulations list a number of potential money-laundering transaction characteristics, such as: transactions involving amounts that are incompatible with the professional, shareholders’ equity and/or earnings condition of the involved parties; operations evidencing default on behalf of third parties; transactions intended to create loss or gain with no economic grounds; transactions from or to countries or territories that do not apply the recommendations sufficiently or do not cooperate with the Brazilian financial activity control agencies; transactions paid in cash; transactions the complexity and risk level of which are inconsistent with the client’s technical qualification; transactions involving non-resident parties, trustees and companies, private banking clients and politically exposed individuals.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Circular No. 3,641/08, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

In addition, this CVM regulation contains special provisions to control and prevent the flow of funds derived from, or for financing, terrorist activities.

Also regarding the control of politically exposed individuals’ activities and in light of the 2010 Brazilian elections for President, Governors, Senators, Federal and State Representatives, in March 2010, the Central Bank enacted rules that specifically address the opening, transacting with and closing of demand accounts for funds related to financing the 2010 election campaign. The purpose of these rules is to prevent irregular use of campaign funds and donations believed to be illegal.

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as: the sharing of information on credit history, criminal activity and violation of bank regulations, or disclosure of information authorized by interested parties. Banking secrecy may also be breached by court order when necessary for the investigation of any illegal act.

Government officials and auditors from the Brazilian Federal Revenue Service may also inspect an institution’s documents, books and financial records in certain circumstances.

In October 2008, the Central Bank broadened the reach of its rules for controlling financial transactions related to terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) members of the Al-Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior officials or by the closest members of their families, including companies owned by, or directly or indirectly controlled by them or by individuals working for the group; and (iii) individuals perpetrating or attempting to perpetrate terrorist actions or who take part in or facilitate such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

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Change of independent accounting firm

Under Brazilian regulations, all financial institutions must:

•           be audited by an independent accounting firm; and

•           the specialist in charge, officer, manager or audit team supervisor must be periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank any event that may materially adversely affect the relevant financial institution’s status.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.

Auditing requirements

Because we are a financial institution registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with generally accepted accounting principles adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm’s non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company’s management that their providing these services does not affect the independence and objectivity required for external auditing services.

In May 2003, the CMN enacted new auditing regulations matters applicable to all Brazilian financial institutions; and they were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having reference equity of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. The number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions’ bylaws. Our Audit Committee has been fully operational since July 1, 2004. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditors’ report prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. In October 2006, the CMN enacted stricter requirements to be followed by the members of the Board of Directors.

As of July 1, 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee’s first report was issued together with our financial statements for the second half of 2004.

In July 2007, the CVM enacted a rule requiring publicly held companies to adopt as of the fiscal year ended in 2010 international accounting standards, pursuant to rules issued by the IASB. Due to this rule, our financial statements are prepared and disclosed in accordance with IFRS. A similar rule was issued by the CMN in September 2009 specifically for financial institutions, according to which consolidated financial statements must include the report of an independent auditing firm on the compliance of such statements with the pronouncements issued by the IASB. Financial statements are to be disclosed within ninety days as of December 31 of the fiscal year, must be prepared by the controlling institution of the consolidated group of entities pursuant to Central Bank of Brazil Circular 3472/09.

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With regard to interim consolidated financial statements, the Central Bank issued, in May 2010, a resolution determining that financial institutions organized as corporations (sociedades anônimas), or required to set up auditing committees and publish their consolidated interim financial statements, must follow rules (pronouncements) issued by the International Accounting Standards Board (IASB), and must be translated into Portuguese by a Brazilian entity certified by the International Financial Reporting Standards Foundation (IFRS Foundation).

In September 2009, the Central Bank issued rules setting criteria for auditors on the latter’s preparation of reports on the quality and compliance of the internal controls systems, and on non-compliance with legal and regulatory provisions. These norms, amended in January 2010, state that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement and (vi) deficiencies identified.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, Tokyo, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities’ should be complementary or related to our own principal acitivites. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In all cases, we are subject to supervision by local authorities.

Asset management regulation

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Rule No. 409/04 consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

CVM Rule No. 409/04 became effective on November 22, 2004. Since then, all new funds created are subject to its rules, while previously existing funds had until January 31, 2005 to adapt to the new regulations.

Pursuant to CVM limits and our bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities and all other financial assets in the investment fund’s portfolio, except for holdings in investment funds or in Mercosur, must be registered directly with specific custody deposit accounts opened in the name of the fund. Such accounts must be held in registration and clearance systems authorized by the Central Bank, or certain custody institutions authorized by the CVM.

In addition to the limitations specified in each financial investment fund’s bylaws, they may not:

•           invest more than ten percent (10.0%) of their net assets in securities of a single issuer, if that issuer is: (i) a publicly-held non-financial institution, or (ii) a federal, state, or municipal entity; or (iii) another investment fund, except for equity funds;

•           more than twenty percent (20.0%) of their net assets in securities issued by the same financial institution (including the fund administrator);

•           invest more than five percent (5.0%) of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank; and

•           in the case of investment funds or fixed-income and multimarket participation funds, invest more than ten percent (10.0%) of their net assets in real estate investment funds, receivables investment funds or credit rights participation funds.

There are no limits when the issuer is the federal government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

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Depending on the composition of their assets, investment funds and funds of funds are classified as follows:

•           Short-term funds - These funds invest exclusively in public, federal or private bonds pegged to the Selic rate or another interest rate, or to price indices, and have a maximum maturity of 375 days and an average portfolio period of less than 60 days. Short-term funds may use derivatives only to hedge their portfolios and may enter into repo agreements backed by federal government bonds;

•           Referenced funds - their name must state their benchmark indicator on which the financial asset structure of their portfolio is based (1) at least 80.0% of their net assets, separately or together, must be invested in (a) bonds issued by the Brazilian National Treasury and/or the Central Bank or (b) fixed-income securities from low credit-risk issuers; (2) they stipulate that at least 95.0% of their portfolio must be composed of financial assets that directly or indirectly track the variation of a specified performance indicator (benchmark); and (3) they may use derivatives only for hedging cash positions, limited to the amount of the latter.

•           Fixed-income funds - These funds have at least 80.0% of their asset portfolios directly related to fixed-income assets or synthesized through derivatives;

•           Equity funds - These funds have at least 67.0% of their portfolio invested in shares listed and traded on exchange or in organized over the counter markets;

•           Forex funds – These funds have at least 80.0% of their portfolio invested in derivatives or other funds comprised of derivatives which hedge foreign currency prices;

•           Foreign-debt funds – These funds have at least 80.0% of their net assets invested in Brazilian foreign-debt bonds issued by the federal government, and the remaining 20.0% in other debt securities transacted in the international market; and

•           Multimarket funds - These funds must have an investment policy that involves several risk factors, without a commitment to concentration in any particular factor or in factors differing from the other classes stipulated in the classifications of the funds listed above.

Qualified investor funds require a minimum investment of R$1 million per investor and are subject to concentration limitations per issuer or per type of asset (while obeying the investment parameters for type of fund as described above), as long as this is stated in their bylaws.

In addition, CVM Instruction No. 409/04 states that funds may hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulate this possibility, there is no limit; (ii) for multimarket funds, up to 20% of net assets; and (iii) for other funds, up to 10,0% of net assets.

Regulation of brokers and dealers

Broker and dealer firms are part of the national financial system and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe BM&FBovespa rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•           with few exceptions, execute transactions that may be characterized as the granting loans to their clients, including the assignment of rights;

•           collect commissions from their clients related to transactions of securities during the primary distribution;

•           acquire assets, including real estate properties, which are not for their own utilization; or

•           obtain loans from financial institutions, except for: (i) loans for the acquisition of goods for use in connection with the firm’s corporate purpose; or (ii) loans for amounts not more than twice the firm’s net assets.

Broker and dealer firms’ employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

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Leasing regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the “Leasing Law”) and related regulations issued periodically by the CMN. The Leasing Law states general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the financial system, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Insurance regulation

Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the National Private Insurance Council, which we call “CNSP,” and SUSEP. SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may subscribe policies only through qualified brokers.

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity, rules for which were consolidated by SUSEP Resolution No. 226/10 solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•           act as financial institutions by lending or providing guarantees;

•           trade in securities (subject to exceptions); or

•           invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules, which apply to economic and financial situations of insurance companies and technical conditions of their portfolios. Insurers must also meet certain capital requirements consolidated by CNSP Resolution No. 227/10.

In January 2007, Complementary Law No. 126/07 created a new policy for reinsurance (whereby underwriters obtain secondary insurance for the risks that they are insuring), retrocession and intermediation in Brazil. In practical terms, this law ended IRB’s monopoly in reinsurance and retrocession with regulatory duties and activities originally attributed to IRB transferred to CNSP and SUSEP.

Under Complementary Law No. 126/07, the ceding party, (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60% in the first three years as of January 16, 2007 and (ii) 40% in subsequent years. SUSEP Resolution 225/10 requires the insurer to enter into agreements with local reinsurers for at least 40% of reinsurance ceded under automatic or facultative contracts. The new rule will apply to existing automatic contracts upon renewal or as of March 31, 2012, whichever is earlier.

The new law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits. Insurance companies must also file unaudited monthly and audited quarterly, semiannual and annual reports with SUSEP.

CNSP Resolution No. 232/11 prohibited a local insurance or reinsurance company from transferring more than 20% of each policy premium to their foreign affiliates. This restriction does not apply to the guarantee business, export credit, rural credit, domestic credit and nuclear risks, for which reinsurance cessions or retrocession are allowed for associated companies or those belonging to the same financial conglomerate headquartered abroad, observing other legal and regulatory requirements.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow a special procedure administered by SUSEP, under CNSP Resolution No. 227/10. Financial liquidation may be either voluntary or compulsory. The Minister of Finance undertakes compulsory dissolutions of insurance companies.

As was already the case in the ambit of entities subject to CMN, SUSEP promulgated rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and health plans are currently regulated by Law No. 9,656/98, as amended, which we refer to as the “Health Insurance Law,” containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers. The Health Insurance Law establishes, among other things:

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•           mandatory coverage of certain expenses, such as those arising from preexisting conditions;

•           prior conditions for admission to a plan;

•           the geographical area covered by each insurance policy; and

•           the pricing criteria plans may use.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2002, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2002, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

Open pension plans and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 1, 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts.

Regulation of Internet and electronic commerce

The Brazilian Congress has not enacted any specific legislation regulating electronic commerce. Accordingly, electronic commerce remains subject to existing laws and regulation on ordinary commerce and business transactions.

There are currently several bills dealing with Internet and electronic commerce regulation in the Brazilian congress. The proposed legislation, if enacted, would recognize the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement and make or accept an offer through electronic messages.

The CVM approved new regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers’ web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Taxation

IOF Tax on Financial Transactions

Tax on Financial Transactions (Imposto Sobre Operações Financeiras, or “IOF”) is a tax on loans and advances, foreign exchange transactions, insurance and trading in securities. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling. Although the taxpayer is the one conducting the financial transaction subject to taxation, the tax is collected by the financial institution involved.

IOF is charged on the following transactions: (i) foreign exchange transactions; (ii) trading in securities; (iii) loans;and (iv) insurance.

IOF on foreign exchange transactions

IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs and common shares ADSs. The general IOF rate on forex transactions is 0.38%, but 0% on forex transactions of an interbank nature or for the payment of dividends and interest on shareholders’ capital to foreign investors. IOF is also applicable at 0% on foreign exchange transactions for incoming amounts relating to funding conducted since October 2008, in the form of foreign borrowing and finance.

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As of March 2012, foreign exchange transactions for foreign investors' funds entering Brazil, including those doing so through concurrent transactions related to foreign loans subject to registration with the Central Bank, are charged 6% on loans in local currency for repayment within an average of 1800 days, including both direct loans and those related to debt issued on international markets For repayment periods over 1800 days, IOF is reduced to 0%.

On October 19, 2010, IOF was increased from 0% to 2% on foreign exchange transactions for incoming foreign funds to be invested in Brazilian financial and capital markets. IOF is 0% for remittances of returns from these investments to their countries of origin.

Certain transactions are not subject to the above mentioned 6% rate but are taxed at a rate of 0% IOF, namely:

(i)           transfers of funds from abroad to Brazil to invest in equities on the stock market or a futures and commodities exchange, except for derivatives that result in predetermined yields;

(ii)          funds coming into Brazil for acquisition of shares in a public offering registered with the CVM, or exempted from the latter, or subscription of shares, provided that, in both cases, issuers are registered to trade on exchange;

(iii)        funds coming into Brazil to purchase shares in CVM authorized equity funds investing in emerging companies or "funds of funds";

(iv)          settlement of simultaneous currency-exchange transactions contracted as of January 1, 2011, for incoming funds arising from the cancellation of depositary receipts, for investment in shares traded on exchange;

(v)          settlement of simultaneous foreign exchange transactions, contracted as of January 1, 2011, for funds entering Brazil arising from altered arrangements for foreign investors, direct investment, investment in shares traded on exchange;

(vi)         settlement of exchange transactions contracted by foreign investors for incoming funds, to purchase bonds or securities issued pursuant to Articles 1 and 3 of Law 12431, of June 24, 2011; and

(vii)       settlement of exchange transactions contracted by foreign investors, including simultaneous transactions relating to transfers of foreign funds to be invested in CVM-regulated Brazilian Depositary Receipts (BDRs) in Brazil.

In March 2011, in relation to foreign-exchange transactions for payments made by credit card companies or commercial banks or multiple credit acting as card issuers arising from cardholders' acquisitions of goods or services abroad, IOF was raised from 2.38% to 6.38% pursuant to Decree 7454/11.

IOF tax is 0% for foreign exchange transactions relating to revenues from exports of goods and services entering Brazil.

IOF on trading in securities

IOF tax may also be charged on issues of securities, including transactions on Brazilian stock, futures or commodities exchanges. The IOF rate levied on common or preferred share transactions in general is currently 0%. The Minister of Finance, however, has the legal authority to raise the rate to a maximum of 1.5% per day of the amount of taxable transactions during the period in which the investor holds securities, but only to the extent of gains made on the transaction, and not retrospectively.

In November 2009, the Brazilian government made use of this prerogative to raise the IOF rate from 0% to 1.5% on transactions assigning shares of any type (including preferred shares) traded on a stock exchange in Brazil, with the specific purpose of backing an ADS issue.

On September 16, 2011, IOF started to levie on transactions involving derivative contracts. The tax rate is 1% on the national amount, adjusted in the acquisition, sale or maturity of financial derivative contract entered in Brazil that, individually, results in increase of the sold foreign exchange exposure or reduction of the purchased foreign exchange exposure.

The legislation allows some deductions from the calculation basis, such as: (i) the sum of the national value adjusted in the acquisition, sale or maturity of financial derivative contracts entered in Brazil, on the day, and that, individually, results in increase of the purchased foreign exchange exposure or reduction of the sold foreign exchange exposure (ii) the adjusted net foreign exchange exposure purchased, obtained on the previous business day, and (iii) the reduction of the net foreign exchange exposure sold and the increase of the net foreign exchange exposure purchased compared to the previous business day, not resulting from acquisitions, sales or maturities of financial derivatives contracts.

The new legislation also establishes several specific concepts related to the levy of IOF on derivative contracts. One is the concept of “national value set,” which corresponds to the reference value of the contract - national value - multiplied by the price change of the derivative comapred to the price change of foreign currency, noting that in the case of acquisition, sale or partially maturity, the adjusted notional amount will be calculated proportionately.

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7. Issuer business activities

IOF is also charged on gains made from transactions for terms of up to 30 days arising from sale, transfer, repurchase or renewal of fixed-income securities, such as redemptions of shares or units of financial investment funds, mutual funds, or investment clubs. The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

•           transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

•           portfolio transactions carried out by mutual funds or investment clubs;

•           transactions in equity markets, including stock, futures and commodities exchanges and similar entities;

•           redemptions of shares in equity funds, although IOF is charged at the rate of 0.5% per day on the value of these equity fund shares if the investor redeems them before the grace period for credits;

•           Agricultural receivables certificates (local acronyms CDCAs and CRAs) and Agricultural Credit Notes ( LCAs) as stated in Article 23 of Law 11076 of December 30, 2004 and

•           debentures pursuant to Article 52 of Law 6404 of December 15, 1976, Real Estate Receivables Certificates as mentioned in Article 6 of Law 9514 of November 20, 1997, and financial notes as mentioned in Article 37 of Law 12249 of June 11, 2010.

IOF on loans

IOF is charged at a rate of 0.0041% per day on all types of domestic lending to legal entities, including overdrafts. For individuals, the rate is 0.0068% per day as of December 2011. IOF will be charged on principal available under a personal loan arrangement, and for cases in which principal is not determined prior to the transaction, IOF is not only levied on the principal but also on interest and other charges at the same rate, so that the calculation base is the sum of daily outstanding balances calculated on the last day of each month. IOF tax for which the calculation base is other than the sum of daily outstanding balances shall not exceed the sum calculated by applying the daily rate to each amount of principal agreed for the loan, multiplied by 365 days, plus the additional rate of 0.38%, even if a loan is to be repaid by installment. In any case, IOF is subject to a maximum rate of 1.5% per day on loans. Additionally, since January 2008, loans and advances are subject to IOF at an additional rate of 0.38%, regardless of the transaction term and regardless of whether the borrower is an individual or corporate entity.

IOF on insurance

IOF tax is levied on insurance transactions at a rate of:

•           0%, in the case of reinsurance or mandatory insurance pertaining to housing finance provided out by an agent of the housing finance system, export transactions, international transportation of goods, aviation insurance or premiums designated to fund life insurance plans containing life coverage; or

•           0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•           2.38% private health insurance business; and

•           7.38% of premiums paid, in the case of other segments of insurance.

Income tax and social contribution on profits

Federal taxes on company income include two components, income tax known as "IRPJ” and tax on net profits, known as “Social Contribution” or “CSLL.” Current year and deferred income tax charges are calculated based on the rates of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240,000. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Current year and deferred Social Contribution tax is calculated based on a general rate of 9.0% of adjusted net income. However, since May 2008, financial institutions and affiliated companies have been taxed at a rate of 15.0%.

Companies are taxed based on their worldwide income rather than income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits. A Brazilian entity is allowed to offset income tax paid abroad against tax on the same income due in Brazil: (i) under double taxation agreements; (ii) up to the amount of Brazilian income taxes charged the same income, if there is reciprocal treatment between Brazil and the country where the profit or gain was obtained, as in the case of the United States. Profits computed at the end of each year by an offshore entity which is a branch, subsidiary or affiliate of a Brazilian entity are regarded as available to the Brazilian entity and therefore subject to income tax in Brazil.

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7. Issuer business activities

Profits or dividends generated and paid by Brazilian entities since 1996 are not subject to withholding income tax, nor are they included in the calculation of income tax for the corporate or individual a beneficiary domiciled in Brazil or abroad.

Since payment of dividends is not tax deductible for the corporation distributing them, Brazilian legislation allows an alternative means of remunerating shareholders in the form of “interest on shareholders’ capital” which may be deducted from taxable income. This deduction is limited to the product of: (i) the pro rata die variation of the long-term interest rate announced by the Brazilian government, known as the “TJLP”" times (ii) the corporation’s shareholders’ equity calculated in accordance with accounting practices adopted in Brazil, not exceeding:

•           50.0% of net income (before the above distribution and any deductions for income taxes) for the year in respect of which the payment is made, in accordance with accounting practices adopted in Brazil; or

•           50.0% of retained earnings for the year prior to the year in which payment is made, in accordance with accounting practices adopted in Brazil.

Distributions of interest on shareholders’ capital paid to holders of shares, including payments to the depositary bank in respect of shares underlying ADSs or common shares ADSs, are subject to Brazilian withholding tax at a rate of 15.0%, except for payments to: (i) persons exempt or immune from taxation in Brazil or (ii) persons situated in tax havens in which case, payments are subject to income tax at a rate of 25.0%.

Tax losses of Brazilian companies accrued in prior years may offset income from future years up to 30.0% of annual taxable income.

Gains realized by persons resident in Brazil on any disposition of preferred or common or shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

•           20.0% if the transaction is “day-trade” on a stock exchange; or

•           15.0% for all other transactions.

In addition, persons resident in Brazil who trade on exchange, or in commodities, futures or similar markets, except for day-trades, are subject to a withholding income tax of 0.005% as follows:

•           in the futures market, the sum of the daily adjustments, if positive, determined when closing out the position, in advance or on settlement date;

•           in the options market, the result, if positive, of the sum of the premiums paid and received on the same day;

•           for forward contracts, which provide for delivery of assets on a set date, the difference, if positive, between the forward price and cash price on delivery date;

•           with respect to forward contracts for financial settlement, the settlement amount as specified by the contract; and

•           for the spot market, the sale value of shares, gold, financial assets or other securities traded therein.

This taxation system was created in order to facilitate the Brazilian tax authority’s supervision of transactions in the financial and capital markets. Withholding income taxes as mentioned above may be: (i) deducted from income tax levied on net monthly gains; (ii) offset with tax due in subsequent months; (iii) offset in annual income tax declaration of adjustment (if there is withheld tax to be returned); or (iv) offset with the outstanding withholding income tax due on capital gains from the sale of shares.

Persons residing in Brazil engaging in  day-trading on stock exchanges, or commodities and futures or similar exchanges, are also subject to additional income tax withheld at source on a similar basis to that described above, but at the rate of 1%. This tax may also be: (i) deducted from the income tax levied on net monthly profit or (ii) offset with income tax due in following months (if there is any withheld tax accounted for in the balance).

Gains on disposition of shares in Brazil by investors who reside in a jurisdiction deemed to be a “tax haven” under Brazilian law (any country that (i) does not charge income tax, (ii) charges income tax at a rate of less than 20.0% or (iii) a country whose corporate law opposes confidentiality on ownership of corporate entities) are subject to the same rates applicable to holders resident in Brazil, as previously described.

Gains obtained on disposition of shares in Brazil by holders who are resident overseas, in a country that, according to Brazilian laws, is not deemed a tax haven, are exempted from Brazilian tax if:

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7. Issuer business activities

•           proceeds obtained from the disposition of shares were remitted from Brazil within five business days of the cancellation of the ADSs or common share ADSs, which were represented by the shares sold; or

•           the foreign investment in shares is registered with the Central Bank pursuant to CMN Resolution No. 2,689/00.

Otherwise, the same treatment afforded residents in Brazil will be applicable.

There is zero income tax rate on income from transactions involving Brazilian government bonds purchased as of February 2006, except those for which buyers enter into resell agreements under CMN rules and conditions. This zero income tax rate is also applicable to income of non-residents that invest in shares of investment funds exclusively for non-resident investors, if their portfolio is at least, 98% government bonds. This zero tax rate is not applicable if the beneficiary is resident or domiciled in a country deemed a tax haven.

The income tax rate is also zero, under certain conditions, on income from investments in private equity investment funds, funds of funds and emerging markets investment funds in if income is paid, credited, delivered or remitted to individual or collective beneficiaries resident or domiciled abroad (except tax havens), whose investments in Brazil are in compliance with CMN regulations and conditions. These funds must comply with CVM regulations on limits for portfolio composition, diversification and investment rules in order to benefit from the zero income tax rate.

Income of Brazilian residents from redemption, sale or amortization of shares in investment funds, private equity funds, funds of funds and emerging markets investment funds, including income resulting from liquidation of the fund, is subject to an income tax rate of 15% on the positive difference between redemption or sale value and acquisition cost.

In December 2008, the Brazilian government created the Transition Tax Regime (“RTT”) to neutralize the impact of the new accounting methods and criteria introduced in December 2008, as part of Brazil’s adoption of international accounting rules. The adoption of RTT which, will be in force until law governing the tax effects of the new accounting methods and criteria becomes effective, was optional for 2008 and 2009 but became mandatory in 2010 fiscal year, including for purposes of determining the Social Contribution, PIS and COFINS. We have elected to adopt the RTT for fiscal year 2008.

In June 2010, legislation introduced thin capitalization rules, and limited deduction for interest paid or credited by a Brazilian company to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

In cases where the creditor is a related party domiciled abroad and holds an equity interest in the Brazilian company making a payment, debt may not exceed the equivalent to twice such shareholders’ interest in the total shareholders’ equity of the Brazilian company. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total shareholders’ equity of the Brazilian company resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the shareholders’ equity of the company resident in Brazil. If the debt is exclusively related to foreign companies that have no ownership interest in the Brazilian company, the overall limit is twice the shareholders’ equity of the Brazilian company. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the shareholders’ equity of the Brazilian company. Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income tax and Social Contributions.

Also beginning in June 2010, tax deductions for any payment to a beneficiary resident or domiciled in a country considered a tax haven became subject to the following requirements in addition to others already stipulated in the legislation: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers’ credit rights and obligations due to varying exchange rates. Under this new instrument, as of calendar year 2011, election of tax regime for taxation of exchange-rate variations: (i) may only be exercised in January of each calendar year; and (ii) may only be altered during the fiscal year if there is “material variation in the exchange rate,” as published by a Finance Ministry directive.

Social Integration Program (PIS) and Social Security Finance Contribution (Cofins) taxes

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and COFINS. Nonetheless, many revenues, such as dividends, equity earnings from unconsolidated companies, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS. Revenues earned by corporations domiciled in Brazil are subject to PIS and COFINS taxes corresponding to interest on shareholders’ capital.

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7. Issuer business activities

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 and 2003, the Brazilian government implemented a non-cumulative collection system of PIS and COFINS taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and COFINS were substantially increased. Subsequent to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes changed on payments of interest on shareholders’ capital were maintained.

Certain economic activities are expressly excluded from the non-cumulative collection system of PIS and COFINS. Financial institutions remain subject to PIS and COFINS according to the “cumulative” method, which does not allow any credits to be discounted.

PIS contribution (a tax) is charged at the rate of 0.65% on total revenue earned by financial and similar institutions.

Before February, 1999, we were not a COFINS taxpayer. On February, 1999, COFINS was imposed on our gross revenues at a rate of 3.0%. After September, 2003, this tax rate was increased to 4.0% for financial and similar institutions. The calculation base for COFINS is the same as that for PIS.

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and COFINS taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and COFINS taxes relating to taxable events occurring as of January 2012.

b)     Issuer environmental policy and costs incurred for compliance with environmental regulation, and other environmental practices if applicable, including adherence to international standards of environmental protection

Bradesco's corporate sustainability policy includes the commitment to adopt responsible lending policies and procedures and to adopt action plans for projects that may involve environmental risk.

Additionally, the Organization's credit standards and procedures cover management of environmental risk and require all applications for loans, regardless of their type or purpose, to be appraised from the point of view of environmental risk. As part of these rules, there are alert and restriction notices listing high-risk sectors and situations, which require stricter appraisal before lending, as well as 69 business activities that require critical analysis from the socioenvironmental point of view.

 Bradesco has been a signatory to the Equator Principles since 2004 and applies IFC social and environmental criteria to project finance for new projects and / or extensions involving sums of US$ 10 million or more, as well as other types of lending for new projects and / or extensions involving US$ 50 million or more.

The Organization has two areas specializing in the analysis and management of environmental risk. The Credit Department's Environmental Risk Analysis area undertakes risk analysis and produces reports, as requireed under Credit Policy in order to assist the Executive Committee, or any other decision making body, and to make recommendations to the areas responsible for continuing to lend. Part of its work is evaluating documents and making technical visits.

 Restrictions apply to clients appearing on lists relating to embargoed areas that are published by the environmental agency IBAMA, or the "dirty list" of the Ministry of Labor and Employment for evidence of use of child labor or forced labor. In 2010, we started to systematically analyzed data on contaminated areas reported by the state environmental agencies of São Paulo (CETESB) and Minas Gerais (FEAM), as well as areas embargoed by IBAMA; we also use information forwarded from customers filling out industry or sector  checklists.

Once finance has been approved, the Investor Relations department's Project Management and Environmental Monitoring area begins to act together with other areas involved in lending to coordinate the inclusion of socioenvironmental obligations in financing agreements, and to monitor compliance through full repayment of debt. In 2011, this area started to develop a computerized system to enhance and streamline control of compliance with these obligations and of action plans agreed with clients.

 In the context of investments, Bradesco Asset Management (BRAM) adhered to the United Nations Principles for Responsible Investment (UNPRI ) in 2010. BRAM then developed ratings for Environmental, Social and Corporate Governance (ESG) issues.

In line with its sustainability strategy, Bradesco adhered to the United Nations Environment Programme - Finance Initiative (UNEP-FI) in 2011, thus reaffirming its commitment to best practices for making environmental issues part of business decisions and operations in all markets.

The UNEP-FI platform was developed by the United Nations Program for the Environment especially for financial institutions committed to sustainable finance. Over 200 UNEP-FI signatory banks and insurance companies comprise an important forum disseminating best practices for the industry.

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7. Issuer business activities

Through its membership of the Brazilian Federation of Banks (FEBRABAN), Bradesco is a signatory to the Ministry for the Environment's Green Protocol implementing a shared sustainability agenda for the Brazilian banking industry. The initiative encourages banks to engage with the Ministry for the Environment.

We also take part in discussions in the context of Equator Principles signatory banks on the updating of this commitment, which are held with the involvement of NGOs, customers, industry associations and consultants worldwide.

c)     dependence on relevant patents, trademarks, licenses, concessions, franchises, or royalty agreements to develop business

There is no dependence on patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of Banco Bradesco’s activities.

7.6 - Material revenues from other countries

Bradesco does not obtain significant revenues from its holdings in foreign countries.

7.7 - Effects of foreign regulation on business activities

Since they do not provide significant revenues, the specific regulations of other countries in which Bradesco has business do not have significant impacts on the Bank’s operations.

7.8 - Material long-term relationships

Concerning the other activities developed by the issuer, we highlight the Sustainability Report of the Bradesco Organization that expresses our vocation and commitment towards sustainable development and the dissemination of a corporate culture of socio-environmental responsibility. Published since 2002, it is one of the main instruments of disclosure of information to our stakeholders. For more information please visit the site http://www.bancodoplaneta.com.br

7.9 - Other material information

There is no further information that we believe to be significant.

95– Reference Form – 2012

8. Conglomerate

8. Conglomerate

8.1 - Description

a.     Direct and indirect controllers

On March 31, 2012, our share capital consisted of 1,912,397,390 common shares (of which 2,559,000 in treasury) and 1,912,397,191 preferred shares (of which 4,466,400 in treasury), without par value.

The following chart shows our stock ownership structure on March 31, 2012:

BBD PART. S.A. (MANAGEMENT / EMPLOYEES)
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
53,70% ON
26,07% TOTAL
46,30% ON
100,00% PN
73,93%TOTAL
44,91% ON
44,91% TOTAL
AGUIAR FAMILY
CIDADE DE DEUS
21,89% ON
21,89% TOTAL
33,20% ON
33,20% TOTAL
48,60% ON
0,08% PN
24,34% TOTAL
74,72% ON
39,51% TOTAL
25,13% ON
100,00% PN
60,41% TOTAL
BES
BANK OF TOKIO MITSUBISHI – UFJ (MUFG)
NCF
0,15% ON
0,08% TOTAL
0,78% ON
0,39%TOTAL
2,49% ON
1,25% TOTAL
8,20% ON
2,46% PN
5,33% TOTAL
22,89% ON
97,46% PN
60,17% TOTAL
17,04% ON
8,52% TOTAL
MARKET
BANCO BRADESCO

Note:  Holdings were calculated based on total capital, including shares in treasury.

Cidade de Deus Participações, a holding company, directly owns 48.60% of our voting capital and 24.34% of our total capital. Cidade de Deus Participações, in turn, is owned by the Aguiar Family, Fundação Bradesco and another holding  company, Nova Cidade de Deus Participações S.A., referred to as “Nova Cidade de Deus.” Nova Cidade de Deus is held by Fundação Bradesco and BBD.

Other than the acquisition in June 2011, in which NCF Participações S.A or "NCF," acquired from BES approximately 5.4% of   Banco Bradesco's voting shares, there has been no significant change in the percentage share of any major shareholder in the last five years.

The following chart shows our common and preferred shares outstanding on March 31, 2012. The shareholders mentioned in the table below, except for members of the Executive Board or Board of Directors, hold five percent or more of our securities with voting rights.

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8. Conglomerate

(1) Also held indirectly, through interest in Cidade de Deus Participações, Nova Cidade de Deus and NCF Participações, 56.49% of our common stock and 29.35% of all our stock.

(*) No member of our Board of Directors, Statutory Officers or Administrative, Supervisory or Management Bodies directly holds 1.00% or more of any class of our shares, and their individual shareholding positions have not been previously disclosed to our shareholders, or otherwise made public. See “Item 6.E. Share Ownership" for more information.

Here follows a brief description of each of our principal beneficiary shareholders. None of the principal beneficiary shareholders have voting rights that differ from those of the other holders of our common shares.

Cidade de Deus Participações

Cidade de Deus Participações is a holding company for investments in other companies. It also manages, buys and sells securities and other assets on its own account. Its shareholders are: Nova Cidade de Deus, with 44.91% of its common shares and total capital; Fundação Bradesco, with 33.20% of its common shares and total capital; and the Aguiar Family, with 21.89% of its common shares and total capital. Its capital stock consists of common, nominative book-entry shares with no par value.

Nova Cidade de Deus

Nova Cidade de Deus is a holding company for investments in other companies, especially those directly or indirectly owning our voting capital. Through its interest in Cidade de Deus Participações, the company indirectly owned 23.32% of our common shares and 11.90% of our total shares.

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8. Conglomerate

The capital stock of Nova Cidade de Deus is divided in class A and class B common shares and preferred shares. Ownership of Class B common shares is restricted to:

•         members of our executive board;

•         former members of our executive board who have become members of our Board of Directors;

•         former members of our executive board who have become members of the Board of Directors of one or more of our subsidiaries; and

•         business corporations or civil-law corporations in which a majority of voting shares is owned by the above mentioned persons.

Ownership of Nova Cidade de Deus class A common stock is restricted of persons entitled to own class common B shares, as well as of civil-law associations or foundations under private law, whose management is in the hands of the above persons or persons designated by them. Only Nova Cidade de Deus class A and class B common shareholders have voting rights.

Aguiar Family

Three members of the Aguiar family and the estate of Mr. Amador Aguiar indirectly owned through their interest in Cidade de Deus Participações, 11.36% of our common shares and 5.801% of our total shares. In addition, the same parties directly owned shares totaling 1.11% of our common shares and 1.06% of our preferred shares and 1.09% of total shares. No member of the Aguiar family individually has a direct holding of more than 1.00% of our voting shares.

Fundação Bradesco

Fundação Bradesco, directly and indirectly, through its interest in Cidade de Deus Participações, Nova Cidade de Deus and NCF, held 56.49% of our common shares, 2.19% of our preferred shares and 29.35% of our total shares. In accordance with the bylaws of the foundation, Fundação Bradesco, its board of governors, as the highest decision-making body, consists of our Board of Directors, executive officers and departmental directors, as well as board members and directors of Cidade de Deus Participações, with no right to compensation.

BBD

BBD indirectly owned 6.08% of our common shares and 3.10% of our total shares, through its interest in Nova Cidade de Deus. BBD is a holding company that was set up to hold shares in our capital and the capital of our direct and indirect shareholders. In 1999, BBD acquired an indirect holding of 5.51% of our voting shares from a number of shareholders. Only members of the board of directors and statutory board of Bradesco, Bradespar or our subsidiaries, or qualified employees may hold BBD shares. However, only members of the Board of Directors and Statutory Officers may hold shares with voting rights. The majority of the members of our Board of Directors and Statutory Officers hold BBD shares.

NCF

NCF is a holding company controlled by Cidade de Deus Participações and Fundação Bradesco. NCF directly held 8.20% of our common shares and 5.33% of our total shares.

Other

Direct holdings of the public accounted for 25.43% of our voting capital (including  2.49% and 0.78% held by the Bank of Tokyo Mitsubishi – UFJ (MUFG) and BES respectively)   and 96.50% of our outstanding preferred shares.  Common and preferred shares held by the market accounted for 60.96% of our share capital.

b.     Subsidiaries and Affiliates

Principal companies with direct and indirect holdings, included in consolidated financial statements:

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8. Conglomerate

c.     Issuer's holdings in the group of companies

Banco Bradesco holdings in group companies are listed in item 8.1."b".

d.     Holdings of the group's companies in the issuer

No group company has a holding in Banco Bradesco.

e.     Companies under common control

Banco Bradesco S.A. has the same controlling shareholders as Bradespar S.A.

8.2 - Organizational structure

A chart for the conglomerate with the issuer included may be found in item 8.1.a of this Reference Form.

8.3 - Restructuring

Reason for not filling out table:

99– Reference Form – 2012

8. Conglomerate

Information relating this field is shown in section 6.5 in this Reference Form.

8.4 - Other material information

There is no further information that we believe to be significant.

100eference Form – 2012

9. Material assets

9. Material assets

9.1 - Material non-current assets – other

There are no other significant non-current assets that have not been disclosed in this item.

9.1 - Significant non-current asset items/9.1.a – Fixed assets

9.1 - Significant non-current asset items/9.1.b – Patents, trademarks, licenses, concessions, franchises and technology transfer agreements

Reasons for not filling out table:

There are no significant non-current assets for the development of Bradesco's business that are covered by this item.

9.1 - Significant non-current asset items/9.1.c – Equity interests in companies

101– Reference Form – 2012

9. Material assets

Corporate name Fiscal Year	CNPJ Book value – variation %	Brazilian Exchange and Securities Commission (CVM) code Market value - variation %	Type of company Amount of dividends received (Reais)	Country - Head Office	Head office - Federal Unit Date	Municipality - Head office Amount (reais)	Description of business developed	Issuer interest (%)
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
12/31/2011	5.000000	0.000000	912,472,570.90	Market value				
12/31/2010	5.100000	0.000000	6,681,049.33	Book value	12/31/2011	25,671,624,000.00		
12/31/2009	3.100000	0.000000	5,018,586.79					

Reasons for acquiring and holding this interest

The company is a part of the Bradesco Organization, basically operating in the financing and lease of vehicles to clients and non-clients of the Bradesco Organization.

Corporate name Fiscal Year	CNPJ Book value – variation %	Brazilian Exchange and Securities Commission (CVM) code Market value - variation %	Type of company Amount of dividends received (Reais)	Country - Head Office	Head office - Federal Unit Date	Municipality - Head office Amount (reais)	Description of business developed	Issuer interest (%)
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Managing purchasing groups (consortiums)	100.000000
12/31/2011	53.800000	0.000000	135,000,000.00	Market value				
12/31/2010	23.400000	0.000000	160,000,000.00	Book value	12/31/2011	960,704,000.00		
12/31/2009	10.300000	0.000000	1,687,936.74					

Reasons for acquiring and holding this interest

The company is part of the Bradesco Organization, operating in the consortia for real estates, cars, trucks and tractors.

Corporate name Fiscal Year	CNPJ Book value – variation %	Brazilian Exchange and Securities Commission (CVM) code Market value - variation %	Type of company Amount of dividends received (Reais)	Country - Head Office	Head office - Federal Unit Date	Municipality - Head office Amount (reais)	Description of business developed	Issuer interest (%)
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000
12/31/2011	6.700000	0.000000	331,500,000.00	Market value				
12/31/2010	162.500000	0.000000	0.00	Book value	12/31/2011	9,378,120,000.00		
12/31/2009	9.300000	0.000000	0.00					

Reasons for acquiring and holding this interest

The company is part of the Bradesco Organization, operating in the lease segment.

Corporate name Fiscal Year	CNPJ Book value – variation %	Brazilian Exchange and Securities Commission (CVM) code Market value - variation %	Type of company Amount of dividends received (Reais)	Country - Head Office	Head office - Federal Unit Date	Municipality - Head office Amount (reais)	Description of business developed	Issuer interest (%)
Bradseg Participações Ltda.	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	The Company's exclusive purpose is holding interest in the capital stock of Banco Bradesco S.A and/or other companies directly or indirectly holding portions of the capital stock of that company.	97.060000
12/31/2011	11.600000	0.000000	1,461,543,465.22	Market value				
12/31/2010	7.040000	0.000000	1,500,000,000.00	Book value	12/31/2011	13,306,944,000.00		
12/31/2009	27.070000	0.000000	786,744,311.00					

Reasons for acquiring and holding this interest

A company incorporated with the purpose of centralizing the entity's share in the insurance, pension plan and capitalization segment, it owns 100% of shares in companies: Bradesco Auto / RE Companhia de Seguros, Bradesco Capitalização S.A., Bradesco Saúde S.A., Bradesco Seguros S.A. and Bradesco Vida e Previdência S.A.

102– Reference Form – 2012

9. Material assets

9.2 - Other material information

Item 9.1.c)

In 2011, the amount for dividends received includes and interest on shareholder equity net of income tax.

103– Reference Form – 2012

10. Directors' comments

10. Directors’ comments

10.1 - General Financial and Equity Conditions

a)    general financial and equity conditions

2011

In 2011, the real depreciated by 12.6% in relation to the US dollar, reaching R$1.8758 per US$1.00 on December 31, 2011 as compared to R$1.6662 per US$1.00 on December 31, 2010. The Central Bank increased the base interest rate from 10.75% in December 2010 to 11.0% in December 2011.

At the end of 2011, the global economic scenario continued to be characterized by signs of slowdown and risk, particularly the developed countries. Signs of accommodation in the US economy have been rapidly neutralized by political clashes in the lead-up to the 2012 presidential elections. Europe's customs and monetary union failed to evolve toward political and fiscal union, and certain governments may have to make greater efforts to solve their current difficulties.

Being involved in the unprecedented and rising trend toward transparency that has characterized developed nations over the last few decades, at the same time favored by it, developing countries have been able to take appropriate preventive measures in good time to avoid the mistakes presumably made by the former, thus enabling faster and less painful adjustment for their exchange rate, fiscal and monetary policies.

In this situation, which has partly affected the most optimistic forecasts posed in early 2011, we may feel relatively at ease in relation to Brazil's record and potential performance on social and economic issues. Having reached the historic milestone of over 50% of its population becoming middle class, Brazil's domestic market has been a powerful aid to maintain growth in the 2011/2012 biennium, although not as fast as in 2010. With worldwide recognition of the maturity of its democratic system, freedom of expression, independent judiciary and expanding consumer market, Brazil has become a target of choice for foreign direct investment.

 The following were highlights among the most important events of 2011 for Bradesco: a) we opened 1,009 new branches, taking our total number of branches and points of service to 9,063 all over Brazil, showing the wide coverage and robustness of our structure, our confidence in Brazil, and our determination to invest; b) we acquired shareholder control of Banco do Estado do Rio de Janeiro S.A. (BERJ), which enabled Bradesco to provide payroll services for state government employees, and mobilized our teams all over the country, to turn the registration of 400,000 new accounts into great momentum to expand the Bank's business in the state; c) the incorporation of BSP Empreendimentos Imobiliários S.A., a subsidiary of the Bank, in order to consolidate management of the Bradesco Organization's real estate assets, with a portfolio of 840 properties. Other highlights in terms of recognition: a) Bradesco continued listing on the NYSE's Dow Jones Sustainability Index; b) BM&FBOVESPA's Corporate Sustainability Index; and c) reputable consultants recognized “Bradesco” as Brazil's most valuable brand. Also significant was August's 10% increase in the value of the monthly dividends paid out by the Bank.

 Net income attributable to controllers was R$10.958 billion in the year, corresponding to 20.9% annualized return on average shareholder equity. Annualized return on average total assets was 1.7%. Consolidated Shareholders’ Equity attributed to the controlling shareholders amounted to R$59.139 billion and total assets stood at R$722.087 billion.

Lending

Bradesco’s commitment to democratized access to credit through its diversified offering has increasingly boosted its volume of loans made directly or in partnership with other agents in the market, and other lines of credit for individual clients, such as loans repaid from payroll deductions, through its extensive Branches Network, points of service and the Customer Service Center 0800 call Loans.

104– Reference Form – 2012

10. Directors' comments

Funding and Asset Management

Details of performance on our loans and our sources of funding are shown below:

•           R$245.875 billion was the end-year balance of Loans and Advances to customers, net of provision for losses, showing evolution of 16.9% in the period, particularly the following products: Working Capital, BNDES/Finame onlendings, Vehicles - CDC, Personal Loans and Housing Finance;

•           R$204.290 billion in deposits from financial institutions, including: Demand deposits, Interbranch accounts, Money market funding and Borrowings and Onlending obligations showed an increase of 18.8% on 2010;

•           R$216.321 billion in deposits from customer, comprising: Demand Deposits, Savings Accounts, Time Deposits and Other Deposits, with a 12.4% increase on the previous year;

•           R$99.112 billion in Technical Provisions for Insurance and Pension Plans, showing an increase of 18.7% over the previous year; and

•           R$26.910 billion in subordinated debt, of which R$20.506 billion was issued in Brazil and R$6.404 billion abroad, showing an increase of 2.3% on 2010; and

•           R$41.631 billion in funds from securities issued, of which R$33.094 billion were issued in Brazil and R$8.537 billion abroad, showing an increase of 133.8% on the previous year, highlighting the R$19.3 billion increase in financial notes issues.

Bradesco’s market value on December 31, 2011 was R$106.971 billion. Bradesco’s common and preferred stock posted falls of 1.6% and 5.8% respectively in 2011 against 2010, taking the last quotation each year, adjusted for corporate events, except for distribution of earnings. Note that the Ibovespa stock index fell 18.1% over the same period.

2010

In 2010, the real appreciated by 4.3% in relation to the US dollar, reaching R$1.6662 per US$1.00 on December 31, 2010 as compared to R$1.7412 per US$1.00 on December 31, 2009. The Central Bank increased the base interest rate from 8.75% in December 2009 to 10.75% in December 2010.

The year of 2010 was characterized by the world economic growth recovery, although at a slower and uneven pace across the countries. If, on one hand, some developed countries will still have to overcome some difficulties generated by economic destabilization occurred in 2008/2009, on the other hand, there remains the clear perception that this scenario opens new opportunities for emerging countries, in particular for countries like Brazil, where the democratic environment is consolidated and the business sector has achieved a capacity consistent with such new challenges.

In spite of many challenges linked to long-term growth, Bradesco is prudently optimistic on perspectives for the next years. The Brazilian economy was already starting to present solid bases for growth recovery at the end of 2009, and confirmed this at the end of 2010, which was marked by a robust GDP expansion to the highest level since 1985.

In the political environment, 2010 was a year in which the full exercise of citizenship evidenced a deeply-rooted democratic system establishing freedom of speech and choice as a target.

Advances occurred according not only to economic indicators, but also to social indicators. In fact, improvements in people’s life quality, especially spending power, achievements that brought a large part of the population into the middle class, which is a significant statistical fact in the country’s history.

Among the most significant events of 2010, the following stand out: a) the expressive volume of credit operations that increased by 19.3% over 2009, and the recovery of overdue credits, which increased by 57.9% over the previous year; b) the expansion of Customer Service Network operating in all Brazilian municipalities through the opening of 178 new Branches; c) the reorganization of facilities abroad to meet properly the demands of the international market; d) Bradesco’s presence as the leading coordinator of Petrobrás capitalization process, the greatest operation of the kind in Brazilian and world stock markets; e) the acquisition of the whole capital stock of Ibi Services in Mexico, in which partnership with local C&A was part of the deal; f) partnership with Banco do Brasil and Caixa Econômica Federal for creation and management of a Brazilian card brand - ELO; g) Bradesco’s permanence in the Dow Jones Sustainability World Index and in the Corporate Sustainability Index - ISE; and h) and from a socioenvironmental liability standpoint, the launch of the Corporate Code of Ethics of Bradesco Organization in Braille.

105– Reference Form – 2012

10. Directors' comments

Net income attributed to controllers was R$9.940 billion in the year, corresponding to 22.3% annualized return on average shareholder equity. Annualized return on average total assets at 1.8% was unchanged compared to previous year. Consolidated Shareholders’ equity attributed to controlling shareholders amounted to R$51.051 billion and total assets stood at R$602.954 billion.

Lending

Bradesco is working to democratize access to credit by continuously expanding and diversifying its offer, thus raising its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive Branches Network, Points of Service and Banco Postal, and the Customer Service Center 0800 Loans.

Funding and Asset Management

Details of performance of our loans and our sources of funding are shown below:

•           R$210.280 billion was the end-year balance of Loans and Advances to Customers, net of provision for losses, showing evolution of 20.7% in the period, highlighting the following products: Working Capital, BNDES/Finame onlendings, Vehicles - CDC, Personal Loans, Credit Card, and Housing Finance;

•           R$171.921 billion in deposits from financial institutions, including: Demand Deposits, Interbranch accounts, Money market funding and Borrowings and Onlending obligations showed 43.2% growth on 2009;

•           R$192.476 billion in deposits from customer, comprising: Demand Deposits, Savings Accounts, Time Deposits and Other Deposits, showing 13.3% growth on the previous year;

•           R$83.493 billion in Technical Provisions for Insurance and Pension Plans, showing an increase of 15.0% over the previous year;

•           R$26.315 billion in Subordinated Debt, R$21.236 billion issued in Brazil and R$5.079 billion abroad, showing an increase of 13.9% on 2009; and

•           R$17.810 billion in funds from securities issued, R$12.298 billion issued in Brazil and R$5.512 billion abroad, showing an increase of 131.8% on the previous year.

On December 31, 2010 market capitalization of Bradesco was R$109.759 billion, with emphasis on preferred share valuation of 12.1% in the year, as compared to 1.0% valuation of Ibovespa.

2009

In 2009, the real appreciated by 25.5% in relation to the US dollar, reaching R$1.7412 per US$1.00 on December 31, 2009 as compared to R$2.3370 per US$1.00 on December 31, 2008. The Central Bank gradually decreased the base interest rate from 13.75% in December 2008 to 8.75% in December 2009.

The fiscal year of 2009 began with the worst possible forecasts for the global economy, but ended with consistent signs of recovery. The actual pace of recovery varied from country to country, accompanied by a lingering degree of uncertainty regarding the developed world, where the adjustments in progress may impose reduced consumption growth over the previous years’ levels. At the same time, we see challenges ahead related to the strong fiscal deterioration in these nations as part of the anti-cyclical response to the risk of an economic depression.

106 – Reference Form – 2012

10. Directors' comments

Brazil has successfully overcome the challenges posed by the crisis. The adoption of anti-cyclical policies resulted in a decline in household consumption, the main component of GDP, but not nearly to the same extent as in previous periods of major turbulence. The decline in investments – temporarily interrupting the expansion cycle of the previous five years – is already showing unmistakable signs of a reversal thanks to reduced idle capacity, the favorable outlook for domestic demand and the opportunities arising from the World Cup and the Olympic Games, as well as from pre-salt oil exploration. At the time, Brazil was already emerging as one of the leading destinations for foreign direct investment from global companies.

Net income attributed to controllers was R$8.283 billion in the year, corresponding to 21.9% annualized return on average shareholder equity. Annualized return on total average assets was 1.7%. Consolidated Shareholders’ Equity attributed to controlling shareholders amounted to R$44.191 billion and total assets stood at R$489.684 billion.

Lending

Supported by the credit democratization strategy and the continuing expansion and diversification of its funding, Bradesco increased its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive Branches Network, Points of Service and Banco Postal, and the Customer Service Center 0800 Loans.

Funding and Asset Management

Our loans and sources of funding are shown below:

•                R$174.240 billion was the end-year balance of Loans and Advances to Customers, net of provision for losses, highlighting the following products: Working Capital, BNDES/Finame onlendings, Credit Card, and Housing Finance,

•                R$120.068 billion in deposits from financial institutions, including: Demand deposits, Interbranch accounts, Money Market Funding and Borrowings and Onlending Obligations;

•                R$169.946 billion in deposits from customer, comprising: Demand Deposits, Savings Accounts, Time Deposits and Other Deposits;

•                R$72.597 billion in Technical Provisions for Insurance and Pension Plans;

•                R$23.104 billion in Subordinated Debt, of which R$19.325 billion was issued in Brazil and R$3.779 billion abroad; and

•                R$7.683 billion in Funds from Securities Issued, of which R$3.225 billion was issued in Brazil and R$4.458 billion abroad.

The following are our key indicators:

      I)     Basel Index

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble those of the international minimum capital levels adopted under the Basel Accord. The Basel Accord requires banks to have a minimum capital ratio in relation to total weighted assets of 8.0%, while the Central Bank of Brazil requires a minimum capital ratio of 11.0%, using definitions and calculations of reference equity for purposes of verifying compliance with its operational limits pursuant to Central Bank Resolutions Nos. 3,444/07 and 3,490/07.

The calculation of our Basel Index is shown below:

107 – Reference Form – 2012

10. Directors' comments

R$ million

Calculation base	Dec11	Dec10	Dec09	Variation			
				Dec11 x Dec10		Dec10 x Dec09	
				R$	%	R$	%
Reference equity (local acronym PR)	**71,476**	**56,147**	**55,928**	**15,329**	**27.3**	**219**	**0.4**
Tier 1	**58,714**	**49,897**	**46,529**	**8,817**	**17.7**	**3,368**	**7.2**
Shareholders' equity	55,582	48,043	41,754	7,539	15.7	6,289	15.1
Mark to market adjustments	2,765	1,678	1,328	1,087	64.8	350	26.4
Additional provision	-	-	3,003	-	-	-	-
Deferred asset reduction	(248)	(296)	(354)	48	(16.2)	58	(16.4)
Minority / Other	615	472	798	143	30.3	(326)	(40.9)
Tier II	**12,865**	**6,373**	**9,623**	**6,492**	**101.9**	**(3,250)**	**(33.8)**
Mark to market adjustments	(2,765)	(1,678)	(1,328)	(1,087)	64.8	(350)	26.4
Subordinate Debt	15,630	8,051	10,951	7,579	94.1	(2,900)	(26.5)
Deduction funding instruments	**(103)**	**(123)**	**(224)**	**20**	**(16.3)**	**101**	**(45.1)**
Risk-weighted assets	**474,173**	**380,844**	**313,719**	**93,329**	**24.5**	**67,125**	**21.4**
Required reference equity (local acronym PRE)	**52,159**	**41,892**	**34,509**	**10,267**	**24.5**	**7,383**	**21.4**
Credit risk	47,422	38,938	33,046	8,484	21.8	5,892	17.8
Operational risk	2,810	2,574	1,133	236	9.2	1,441	127.2
Market Risk	1,927	380	330	1,547	407.1	50	15.2
Margin (excess/ sufficient Ref Eq)	**19,317**	**14,255**	**21,419**	**5,062**	**35.5**	**(7,164)**	**(33.4)**
Leverage margin	**175,609**	**129,591**	**194,718**	**46,018**	**35.5**	**(65,127)**	**(33.4)**
Basel Index	**15.1%**	**14.7%**	**17.8%**	**0.4 p.p.**		**-3.1 p.p.**	
Tier I	12.4%	13.1%	14.8%	-0.7 p.p.		-1.7 p.p.	
Tier II	2.7%	1.7%	3.1%	1.0 p.p.		-1.4 p.p.	
Deductions	-	-0.1%	-0.1%	0.1 p.p.		-	

In December 2011, Bradesco’s Reference Equity reached R$71,476 million, against a Required Reference Equity of R$52,159 million, thus making for a capital margin of R$19,317 million. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 90.9% of risk-weighted assets, reflecting partially the expansion of lending.

The Basel ratio rose 0.4 p.p. from 14.7% in December 2011 to 15.1% in December 2010, impacted mainly by (i) subordinated financial notes (Letras Financeiras) counted as Tier II capital, in the amount of R$9,402 billion, and (ii) Central Bank of Brazil’s Circular No. 3,563/11 lowering capital requirements for certain lending and leasing transactions (revoking Circular No. 3,515/10) and shares of investment funds for open pension plans (local acronyms PGBL and VGBL) as of November 2011.

It is worth mentioning that in December 2011, R$15,630 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

In December 2011, Bradesco’s Reference Equity reached R$56,147 million, against a Required Reference Equity of R$41,892 million, thus making for a capital margin of R$14,255 million. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 93% of risk-weighted assets, reflecting mainly expansion of lending.

The Basel Index ended the period at 14.7%, thus showing a fall of 3.1 p.p. against December 2009, primarily due to: (i) the exclusion of R$3.0 billion of additional provisions in response to Central Bank Resolution No. 3,825/09, which revoked Central Bank Resolution No. 3,674/08, which allowed full additional provisions for doubtful accounts in the calculation of Tier I Reference Equity; and (ii) the R$4.9 billion reduction due to maturing subordinated debt and escalation of these debts in the last 5 years, which was offset by R$2.0 billion of new foreign debt eligible as Tier II capital.

108 – Reference Form – 2012

10. Directors' comments

It is worth mentioning that in December 2010, R$8,051 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

    II)     Operating Efficiency (OER) and Operational Coverage Ratio

109 – Reference Form – 2012

10. Directors' comments

Operating Efficiency Ratio (OER)

A 2011-2010 comparison shows a 2.7 p.p. increase in the ratio, which primarily reflected a faster pace of organic growth, particularly in the second half of 2011, impacting personnel and administrative expenses due to 11,030 new points of service, in particular 1,009 new branches.

In 2010, there was an increase of 2.2 pp from 43.0% in 2009 to 45.2% in 2010. This increase was due mainly to exceptional treasury gains and lower advertising and publicity expenses in 2009, which favored this indicator for that period, in addition to higher costs in 2010 due to growing numbers of Points of Service.

Another factor that influenced the rising rates was higher personnel costs, reflecting salary levels and head count, resulting from investments in more points of service and enhanced segmentation of business.

Operational Coverage Ratio

Comparing 2011 and 2010, operational coverage ratio fell by 2.7 p.p. reflecting: (i) higher personnel and administrative expenses, basically due to: (a) the impact of collective bargaining; and (b) higher expenses incurred, partly due to growth of business and points of service, in particular the faster pace of organic growth that led to 11,030 new points of service and in particular new 1,009 branches in the period; which was partly offset by: (ii) evolution of revenues from services and commissions.

In 2010, the coverage ratio showed a slight fall of 0.1 pp on the same period of the previous year, due primarily to the following: (i) additional personnel and administrative expenses, caused mainly by: (a) the impact of collective bargaining; (b) higher advertising and publicity costs; and (c) added business from new Points of Service; and partly offset by: (ii) evolution of net fee and commission income.

   III)     Loans and advances to customers

Loans and advances to customers are classified as:

•                  Not overdue and not impaired;

•                  Overdue, but not impaired; and

•                  Reduction to recoverable amount, which includes loans and advances classified as impaired and loans and advances that are individually assessed for loss.

The Organization’s loans are classified as impaired if: (a) they are in arrears of over 90 days, (b) showing a loss, or (c) renegotiated, and / or have been (d) reclassified to high-risk levels and / or (e) have been subject to bankruptcy events (declaration of bankruptcy, or application for judicial or extrajudicial recovery, or the latter being agreed or ratified).

110 – Reference Form – 2012

10. Directors' comments

The improvement shown in the loans and advances to customers portfolio in December 2011 against 2010, and in December 2010 against 2009, is evidenced by the increase amount not overdue and not subject to impairment losses, which showed increases of 17.4% and 20.4% respectively, and accounted for about 87% of the total at the end of each of the previous 3 years.

In addition, note as a positive factor the relative reduction in impairment losses shown in the last 3 years.

Loans and advances to customers not overdue or subject to impairment

Loans and advances to customers classified as not overdue or subject to impairment reached R$230.9 billion in December 2011. The proportion of these transaction classified as low risk remained at 98% for the last three years, showing that credit rating policies, processes and tools used by the organization were adequate and consistent.

Loans and advances to customers overdue but not subject to impairment

The table below shows a breakdown by days overdue of loans and advances not marked as impaired in the collective analysis or subject to impairment by individual analysis.

For the purposes of this analysis, an asset is considered as being in arrears and included in the table when any payment is late or is not made strictly pursuant to contractual terms. The amount included in the category refers to the total financial asset, meaning not the overdue payment alone, but the contractual amount plus interest.

Non-Individually significant loans and advances to customers, such as retail operations that have not been classified as impaired, are being shown in this category.

Individually significant loans and advances may be shown in this category if individual analysis did not identify a need to record individual impairment loss and are therefore directed to collective loss analysis.

111 – Reference Form – 2012

10. Directors' comments

The above table shows loans and advances that did not show signs of possible impairment loss despite arrears being recorded. This amount accounted for 2.4% of the “loans and advances to customers” portfolio in December 2011 (2.7% in December 2010 and 2.9% in December 2009).

Loans and advances to customers subject to impairment

In 2011, loans and advances subject to impairment totaled R$26.3 billion and accounted for 10.0% of the total portfolio of loans and advances to customers. In 2010, these loans totaled R$23.0 billion and accounted for 10.2% of the total portfolio, against 10.7% in the same period of 2009.

 Lower ratios of these credits to total portfolio and, impairment to total lending reflect improvement across the entire credit cycle, as mentioned above.

 Note that comments regarding Return on Average Equity (ROAE) and Return on Average Assets (ROAA) are shown in section 10.2.a). More analyses pertaining to our financial condition and position inherent to sources of liquidity and levels of indebtedness are shown in items 10.1.d) 10.1.e) 10.1.f) and 10.1.h).

b)     capital structure and possibility of shares or fund shares being redeemed, stating: i) cases of redemption and ii) formula for calculating redemption value

In December 2011, Bradesco’s total share capital was R$30.1 billion corresponding to 3,824,795 thousand shares, of which 1,912,398 thousand were common shares and 1,912,397 thousand preferred shares, all book-entry shares with no nominal value.

In December 2010, Bradesco’s total share capital was R$28.5 billion corresponding to 3,762,450 thousand shares, of which 1,881,225 thousand were common shares and 1,881,225 thousand preferred shares, all book-entry shares with no nominal value.

112 – Reference Form – 2012

10. Directors' comments

In December 2009, Bradesco’s total share capital was R$26.5 billion corresponding to 3,427,086 thousand shares, of which 1,713,543 thousand were common shares and 1,713,543 thousand preferred shares, all book-entry shares with no nominal value.

Over the last 3 years, Bradesco has kept its proportion of capital held by third parties at around 91%, which is seen as a normal level for institutions in the financial intermediation business.

There are no ways of redeeming the company’s shares other than those legally stipulated.

c)     capacity to pay financial commitments

Bradesco has full ability to pay all its financial commitments, because it reviews daily its asset and liability management policy to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its clients and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity.

113 – Reference Form – 2012

10. Directors' comments

Consolidated balance shown by maturity (in accordance with the International Financial Reporting Standards, IFRS):

114 – Reference Form – 2012

10. Directors' comments

d)     financing sources used for working capital and investments in non-current assets

e)     financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

f)     indebtedness levels and characteristics of related debts, also describing: i) relevant loan and financing contracts; ii) other long-term relationships with financial institutions; iii) level of subordination among debts; iv) any restrictions binding the issuer, in particular in relation to limits on indebtedness and new debt, distribution of dividends, disposal of assets, issue of new securities, and transfer of controlling interest.

Principal Sources of Funding (in accordance with the International Financial Reporting Standards - IFRS)

Liquidity and Financing

Central Bank requirements for compulsory deposits determine our minimum liquidity levels. We review our asset and liability management policies from time to time to ensure that we have sufficient liquidity available to honor withdrawals, deposits, repay other liabilities at maturity, extend loans or other forms of credit to our customers and meet our own working capital needs.

The treasury department acts as a support center for our business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. It is also responsible for setting the rates for our different products, including exchange and interbank transactions. The treasury department covers any funding shortfall through borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have been using our excess liquidity to invest in Government bonds and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of financing are:

•                Demand deposits, savings deposits and term deposits; and

•                Borrowing and onlending, funds from securities issued and subordinated debts.

Deposits

            Deposits are our most important source of funding. Our deposits balance over these years progressed in the following manner:

•                In December 2011, the balance of our deposits increased approximately 12.4% as compared to December 2010, mainly due to increased funding volume in the form of time and saving deposits; and

•                In December 2010, the balance of our deposits increased approximately 13.3% as compared to December 2009, mainly due to the increase in time and saving deposits.

115 – Reference Form – 2012

10. Directors' comments

Deposits accounted for approximately 64% of all obligations in December 2011. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The R$28,189 million increase in the balance of our savings and time deposits between 2011 and 2010 was due primarily to the net evolution of 2.3 million new savings accounts, and increased funding volume from institutional investors and the branch network, respectively as well as updating the deposit portfolio.

Deposits in demand accounts fell by R$4,346 million (11.8%) mainly due to migration to other sources of funding.

Borrowing and Onlending

The balance of Loans and Onlending showed an increase of 39.4% or R$ 15,051 million to reach R$ 53,247 million. Comparing 2011 against 2010 and 2010 against 2009, growth was due primarily to a rising volume of loans and onlending in Brazil through Finame and BNDES.

Funds from securities issued

Comparing 2011 with 2010, the growth of 133.8% or R$23,821 million in funds from securities issued was primarily from: (i) new issues of financial notes (Letras Financeiras), the balance of which rose by R$19,300 million, from R$7,801 million in December 2010 to R$27,101 million in December 2011; (ii) a R$3,026 million increase in the volume of transactions in securities issued abroad, reflecting a favorable positive exchange rate variation and new issues placed in the period; (iii) a R$1,367 million increase in real estate credit notes transactions; (iv) a R$839 million increase in the volume of Agribusiness notes of credit; and partly offset by: (v) a reduction of R$743 million in the balance of debentures, due to their maturing.

The variation in 2010 on 2009, resulted mainly from: a) new issuances of financial notes in the market, occurred in the 2nd quarter of 2010, the balance of which in December 2010 amounted to R$7,801 million; b) the increased volumes of securities issued abroad in the amount of R$1,054 million; c) the increased operations of real estate credit notes in the amount of R$777 million; and d) the greater volume of Mortgage-Backed Securities in the amount of R$379 million.

Subordinated Debt

In December 2011, Bradesco’s Subordinated Debt totaled R$26,910 million (R$6,404 million abroad and R$20,506 million in Brazil).

In this period, R$9,626 million of Subordinated Debt was issued.

In December 2010, Bradesco’s Subordinated Debt totaled R$26,315 million (R$5,079 million abroad and R$21,236 million in Brazil). Issuance of subordinated notes in August 2010, in the amount of US$1.1 billion, stands out.

The table below shows the last three years’ funding through subordinated debt securities:

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10. Directors' comments

Sources of Additional Liquidity

In some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “discount.” A discount is a loan from the Central Bank to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco did not enter into discount transactions for liquidity purposes.

g)     limits for use of contracted financing

Minimum short-term liquidity limits are established by Internal Committees, Executive Board and Board of Directors. Such limits are intended to ensure a sufficient liquidity and meet the minimum expected needs. Bradesco reviews periodically such limits, on which projected cash needs are based.

h)     significant changes to each item of financial statements

Significant alteration of each item in the consolidated income statements are commented in item 10.2 a), particularly the following:

•                  Net interest income;

•                  Revenue from services and commissions;

•                  Net gains (losses) on financial assets and liabilities held for trading;

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10. Directors' comments

•                  Net gains (losses) of foreign exchange operations;

•                  Result of insurance and pension plans;

•                  Impairment of loans and advances;

•                  Personnel and administrative expenses;

•                  Other operating revenues (expenses); and

•                  Income tax and social contribution.

In relation to significant changes in consolidated balance sheet items, the table below compares the most significant events in the following periods:

Cash and banks

In 2011, the R$ 12,818 million increase was due primarily to a R$6,014 million increase in compulsory deposits, as well as R$4,623 million an increase in foreign currency.

Cash and banks totaled R$80,960 million in 2010, showing an increase of R$56,110 million, or 225.8%, on 2009. This increase reflects primarily higher compulsory deposits requirements for time deposits under Central Bank of Brazil Circular No. 3,513/10 and additional compulsory deposits for demand deposits, time deposits and savings pursuant to Central Bank of Brazil Circular No. 3,514/10.

Financial assets held for trading

In 2011, financial assets for trading amounted to R$96,597 million, showing an increase of 28.4% on the previous year. This growth resulted primarily from a R$7,892 million increase in the Brazilian government bond portfolio and a R$6,039 million increase in the portfolio of stocks and bonds issued by financial institutions.

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10. Directors' comments

In 2010, financial assets for trading amounted to R$75,234 million, showing an increase of 38.1% on the previous year. This growth resulted primarily from a R$12,242 million increase in the portfolio of corporate debt and marketable equity securities and a R$10,168 million increase in the portfolio of Brazilian government bonds.

Assets pledged as collateral

Comparing 2011 against 2010 and the latter against 2009, the increases of 21.9% and 32.7%, respectively reflect growth in the portfolio of Brazilian government bonds assigned as collateral.

Loans and advances to financial institutions

Comparing 2011 against 2010, the increase in loans and advances to financial institutions was mainly due to the R$4,604 million increase in investments in federal funds sold and securities purchased under agreements to resell, which rose from R$37,183 million to R$ 41,787 million.

Comparing 2010 and 2009, there was a reduction of investments in federal funds sold and securities purchased under agreements to resell, which fell by R$20,408 million, from R$57,591 million to R$ 37,183 million. The Organization is authorized to sell or pledge a guarantee received in the event of default by the owner of the collateral, of which fair value of guarantees on December 31, 2011 was R$5,770 million (December 31, 2010 - R$13,044 million and December 31, 2009 - R$7,968 million).

Loans and advances to customers, net of loan loss provisions

Loans and advances to customers in 2011 accounted for 34.1% of our total assets (2010 - 34.9% and 2009 - 35.6%).

Comparing 2011 against 2010, and 2010 against 2009, the evolutions of 16.9% and 20.7% respectively, relate primarily to increased volume of operations, highlighting the following products: (i) working capital; (ii) BNDES/Finame onlendings; (iii) vehicles - CDC; (iv) personal credit; (v) credit card; and (ii) housing finance.

Technical provisions for insurance and pension plans

In 2011, the R$99,112 million balance of technical provisions for insurance and pension plans was mainly due to the R$10,446 million increase in the VGBL product.

In 2010, the balance of technical provisions for insurance and pension plans reached R$83,493 million to show an increase of R$10,896 million. This performance was mainly due to growth of the VGBL and PGBL products and traditional plans.

We also note that the main funding sources are being commented in item 10.1 d); e); and f).

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10.2 – Operating and financial income

Directors should comment:

a)     results of issuer’s operations, in particular: i) description of important income components; ii) factors that materially affected the operating results.

For a better understanding of major impacts that have affected our results (revenues and expenses), below are the consolidated financial statements for the years ended on December 31, 2011, 2010 and 2009, which were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Selected financial indices

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10. Directors' comments

In 2011, Net Income reached R$11,089 million, corresponding to an increase of 10.3%, or R$1,037 million, over the previous year. Net Income attributed to controllers was R$10,958 million and up 10.2% on the same period of the previous year.

Return on average equity (ROAE) reached 20.9%, while Return on Average Assets (ROAA) for the year was 1.7%.

Net Income for 2010 was R$10,052 million, an increase of 21.1% or R$1,751 million on the previous year. Net Income attributed to controllers was R$9,940 million and up 20.0% on the previous period. Consequently, Return on Average Equity (ROAE) reached 22.3% and Return on Average Assets (ROAA) in 2010 was 1.8%.

Next, we comment on the main line items that influenced results when comparing the years ended on December 31, 2011, 2010 and 2009:

Net interest income

Net interest income in 2011 totaled R$35,611 million, showing an increase of R$2,840 million (8.7%) on 2010 due to the following factors: i) R$7,701 million growth in interest and similar income from loans and leases, reflecting 16.9% growth in loans to customers, ii) R$3,243 million evolution in revenue from compulsory deposits; and partly offset by: iii) a R$4,016 million increase in interest expenses arising from federal funds purchased and securities sold under agreements to repurchase; and iv) a R$4,925 million increase in borrowings and onlendings.

In 2010, net interest income reached R$32,771 million with an increase of R$5.581 million on 2009 showing 20.5% growth due to the following factors: i) a R$3,764 million increase in interest and similar income on loans and leases, reflecting 20.7% growth in loans to customers; ii) a R$2,334 million increase in revenue from compulsory deposits, reflecting a 263.7% increase in the balance of these assets, which are now applicable to time deposits pursuant to Central Bank of Brazil Circular No. 3,513/10, and the additional compulsory deposit for demand deposits, time deposits and savings pursuant to Central Bank of Brazil Circular No. 3,514/10; and partly offset by: iii) a R$2,411 million increase in interest expenses arising from federal funds purchased and securities sold under agreements to repurchase.

Revenues from services and commissions;

Revenues from services and commissions in 2011 showed an increase of R$1,447 million, primarily due to: i) the credit card segment performing well, with its growing customer base; ii) higher current account revenues reflecting growth in business and the customer base for current accounts, which showed net evolution of about 2.0 million new accounts in the period, and iii) higher revenues from collection.

In 2010, revenues from services and commissions showed an evolution of R$1,554 million, primarily due to: i) the credit card segment performing well, with growth of the card / customer base, and revenues from Banco Ibi; ii) increased current account revenues reflecting more business and growth of the account holder base, which showed net evolution of around 2.2 million new accounts in the period; iii) increased revenue arising from guarantees provided; iv) increased revenues from fund management/administration services; v) growth of revenues from invoicing and collections, and vi) improved revenues for management/administration of purchaser consortiums.

Net gains (losses) on financial assets/liabilities held for trading

In 2011, net loss on financial assets/liabilities held for trading reached R$608 million, while in 2010, there was a R$2,213 million gain. The variation was due to weaker results from derivatives used to hedge foreign investments.

In 2010, net gain on financial assets/liabilities held for trading reached R$2,213 million to show a 63.0% fall on the previous year, reflecting weaker results from derivatives related primarily to hedges for our foreign investments.

Net gains (losses) of foreign exchange operations

Variations for 2011 on 2010 and 2010 on 2009 were due primarily to exchange rate variations that affected our foreign investments.

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10. Directors' comments

Result of insurance and pension plans

In 2011, the “result of insurance and pension plans” line showed evolution of 19.3%, due to: (i) an increase of 22.7% or R$6,521 million in written premiums and pension plan contributions, which reached R$35,198 million, partly offset by: (ii) increased variation in technical provisions, in the amount of R$3,940 million; and (iii) increase in retained claims, amounting to R$1,591 million.

In 2010, the evolution of 45.0% shown in the line item “insurance and pension plans” was due to: (i) an increase of 15.1% or R$3,767 million in premiums and pension contributions, which reached R$ 28,677 million in 2010, partly offset by : (ii) increased variation in technical provisions, in the amount of R$1,491 million; (iii) increase in retained claims, in the amount of R$1,248 million; and (iv) R$336 million increase in selling expenses.

 Impairment of loans and advances

Comparing 2011 with 2010, the 44.1% evolution in net impairment losses on loans and advances was related to: (i) growth in our loans and advances to customers, showing evolution of 16.8% in 2011; and (ii) 14.4% evolution in impaired transactions reflecting primarily the deteriorating global economic scenario.

Comparing 2010 with 2009, the 46.8% fall in net impairment losses on loans and advances was related mainly to lower delinquency levels driven by the improvements in Brazil’s economic environment, as a factor making for a lower level of loss despite the 19.3% evolution of our loans and advances to customers.

Personnel Expenses

In 2011, there was a R$2,357 million increase on 2010, mainly related to: (i) increased expenses for salaries, social contribution, and benefits, impacted by higher salary levels, (ii) a net increase in our 9,436 head count; (iii) higher expenses for our profit sharing program for management and staff; and (iv) higher costs of provisions for labor claims.

In 2010, there was an increase of R$1,460 million on 2009, due mainly to: i) higher salary levels, ii) a 7,574 net increase in our head count, iii) the absorption of Banco Ibi in November 2009; iv) higher expenses for our profit sharing program for management and staff; and v) higher costs of provisions for labor claims.

Administrative Expenses

Comparing 2011 with 2010, the increase of 17.6% was due primarily to increased expenses for: (i) outsourced services, primarily variable expenses related to sales/business or trading volume (e.g. banking corresponding, call center, etc.); (ii) contractual adjustments; and (iii) accelerated organic growth in the period, in particular 1,009 new branches opened.

Comparing 2010 with 2009, the increase of 19.9% was due mainly to: (i) the impact of incorporation of Banco Ibi occurred in November 2009; (ii) higher costs of advertising and publicity in 2010, as in 2009 that expense recorded a significant reduction in relation to its history; (iii) increase of volume of business and services; (iv) increase of variable expenses associated with revenues (e.g., Bradesco Expresso and Banco Postal); (v) higher costs of legal advice, mainly related to credit recoveries that increased by 60% in 2010; and (vi) expansion of Customer Service Network by 10,307 outlets, including 174 branches, 368 PAB/PAE/PAA, 5,904 Bradesco Expresso, and other 3,861 facilities totaling 54,884 customer service outlets on December 31, 2010.

Other operating revenues (expenses)

In 2011, other expenses net of other operating revenues showed a fall of R$ 1,144 million due primarily to: (i) revenue from taxes to be offset in the amount of R$ 2,912 million; partly offset by: (ii) provisioning for tax risk amounting to R$ 786 million; and (iii) higher tax expenses in the amount of R$ 521 million.

In 2010, a R$ 2,978 million increase in other expenses net of other operating revenues was due mainly to: (i) proceeds from sale of part of the investment in Cielo in the amount of R$ 2,410 million in 2009, and (ii) a R$ 480 million increase in tax expenses reflecting growth of taxable revenue subject to PIS, Cofins and ISS.

Income tax and social contribution

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Income tax (IR) and social contribution (CSLL) expense fell from R$ 5,272 million in 2010 to R$ 3,594 million in 2011. This variation was due principally to: (i) lower taxable income due to the US dollar’s appreciation against the Brazilian real impacting our foreign borrowing; ii) nondeductible expenses and nontaxable exchange-rate gains on foreign investment, which generated a positive adjustment of R$528 million in 2011 against a negative adjustment of R$657 million in 2010; and (iii) higher tax benefit obtained on distribution to shareholders of interest on shareholders’ equity, which rose from R$986 million in 2010 to R$1,174 million in 2011.

As a percentage of our result before income tax and social contribution, the effective tax rate fell from an expense of 34.4% in 2010 to an expense of 24.5% in 2011.

Income tax (IR) and social contribution (CSLL) expense increased from R$ 4,264 million in 2009 to R$ 5,272 million in 2010. This variation was due principally to: (i) the R$2.759 million increase in our result before income tax and social contribution, which impacted total income tax and social contribution charges, which rose from an expense of R$5,026 million in 2009 to an expense of R$6,130 million in 2010; partly offset by: (ii) nondeductible expenses and exchange-rate losses, which generated a negative adjustment of R$657 million in 2010 against a negative adjustment of R$985 million in 2009, and (iii) higher tax benefit for distribution to shareholders of interest on shareholders’ equity, which rose from R$853 million in 2009 to R$986 million in 2010.

 As a percentage of our result before income tax and social contribution, adjusted for the effect of additions and exclusions when calculating tax, the effective tax rate rose from an expense of 33.9% in 2009 to an expense of 34.4% in 2010.

b)    variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

c)     impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income

There were no significant variations in the issuer’s financial revenues or income attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years ended on December 31, 2011, 2010 and 2009.

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be offset by a reduction in the volume of our outstanding loans.

Additionally, in the event of the Brazilian real depreciating, we: (i) incur losses on our liabilities denominated in/or indexed to, foreign currencies, such as our long-term debt denominated in dollars and foreign currency borrowings to the extent that the cost in Brazilian reais if the related financial expense is higher, and (ii) incur gains on our assets denominated to or indexed to, foreign currencies, such as: our securities and dollar – geared loans, when revenue from these assets measured in Brazilian reais increases. Conversely, when the Brazilian real appreciates: (i) incur losses on assets denominated in/or indexed to, foreign currencies, and (ii) incur gains on our liabilities denominated in/or indexed to, foreign currencies.

Comparing 2011 with 2010, our net interest income evolved 8.7%, from R$32,771 million to R$35,611 million. The R$2,840 million evolution in the result of interest transactions reflects Bradesco’s efforts to attract new customers and its diversified product range, which resulted in growth of average volumes of business, which offset losses due to the lower average spread.

In 2010, our net interest income rose 20.5% on 2009, from R$27,190 million in 2009 to R$32,771, million in 2010. The evolution of R$5,581 million in interest income primarily reflects higher transaction volume, since there was little change in the interest rate (CDI) in the period, which eased 0.1 pp from 9.9% in 2009 to 9.8% in 2010.

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10.3 – Events having, or expected to have, material effects on financial statements

Directors should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a)     introduction or disposal of operational segment

In the period there was no introduction or disposal of an operating segment, however, we note the acquisition of the controlling interest in BERJ and the acquisitions of the entire share capital of Ibi Services S. de R.L. México (Ibi México) and RFS Human Management S. de R.L (an Ibi Mexico subsidiary), as commented in item 10.3 b.

b)    establishment, acquisition or disposal of equity interest

In Bradesco Organization, out of the significant events that marked the period, the following stand out:

•         In May 2011, at an auction conducted by BM&FBOVESPA, Banco Bradesco acquired shareholder control of Banco do Estado do Rio de Janeiro S.A. (BERJ). The transaction involved the purchase of 96.99% of common and 95.21% of preferred shares corresponding to 96.23% of BERJ’s share capital. The transaction was concluded in November 2011 with Central Bank of Brazil authorization, for the amount of R$1,134,657,000, of which R$200,446,000 cash, R$905,475,000 to be paid at a future date and recorded under “Other liabilities” and R$28,736,000 in government bonds, of which the market value on the transaction date was R$14,368,000.

Below we show fair values of summarized assets acquired and liabilities assumed on acquiring BERJ:

R$ thousand
2011
December 31	BERJ
Cash and cash equivalents	138
Financial assets	301.647
Loans and advances	-
Intangible assets	-
Other assets	1.723.879
Other liabilities	(499.392)
Fair value of net assets purchased	1.526.272
Total acquisition cost	1.120.289
Negative goodwill (*)	(405.983)

(*) In relation to the gain on bargain purchase determined in the acquisition of BERJ, mainly due to tax credits, the Organization assessed, identified and recognized all assets acquired and all liabilities assumed. The gain on bargain purchase determined in the acquisition was recognized in the consolidated statement of income under “Other operating revenues/(expense)” during 2011.

•         On February 11, 2010, Bradesco, Banco do Brasil and Banco Santander (Brazil) signed a Memorandum of Understanding to pool resources of their respective Networks of External ATMs at airports, gas stations, supermarkets, shopping centers, pharmacies and bus stations. The first successful pilot for pooled operation took place on November 25, 2010. Pooling will significantly extend ATM availability and capillarity while obtaining efficiency gains in relation to the current individualized arrangements;

•         On April 23, 2010, Bradesco made an offer to Santander Spain to acquire part of the latter’s holding of shares issued by Cielo S.A., corresponding to 2.09% of its share capital for R$431.7 million, and of Companhia Brasileira de Soluções e Serviços (CBSS), corresponding to 10.67% of share capital, for the amount of R$141.4 million. The transaction was concluded on July 13, 2010, with approval from the competent authorities. On January 24, 2011, Bradesco acquired from Visa International Service Association shares issued by CBSS corresponding to 5.01% of share capital, for R$85.8 million, pending approval by the competent authorities. With the acquisitions, Bradesco’s holding in Cielo rose to 28.65% and in CBSS to 50%, thus increasing its share of the card market;

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•         On April 27, 2010, a Memorandum of Understanding signed by Bradesco and Banco do Brasil set up Elo as a Brazilian brand issuing credit, debit and prepaid cards for non-account holders, which will also format new business for private-label cards, among other activities. And on August 9, a Memorandum of Understanding was signed for Caixa Econômica Federal to join the company;

•         On June 2, 2010, we concluded acquisition of the entire share capital of Ibi Services S. de R.L. México (Ibi México) and RFS Human Management S. de R.L., an Ibi Mexico subsidiary, for approximately R$301.2 million. The deal establishes a partnership with C&A México S. de R.L. (C&A México) for a period of twenty years to jointly and exclusively market financial products and services through the C&A México chain of stores;

•         On August 19, 2010, Bradesco Seguros, together with ZNT Empreendimentos and OdontoPrev, signed a Memorandum of Understanding with BB Seguros to form a strategic alliance for the development and marketing of products in the dental sector; and

•         On September 2, 2010, Bradesco, together with its subsidiary CPM Braxis S.A. and other shareholders of the latter, entered into an agreement with Capgemini S.A. through which Capgemini acquired 55% of shares issued by CPM Braxis to become its controlling shareholder.

In this period, these transactions did not significantly impact our accounting statements. We believe that all of the above-mentioned transactions relating to assets and liabilities will increase our revenues, expenses and future results. The value of these increases is uncertain, and therefore its impact on our future financial performance cannot be estimated.

c)     unusual event or operations

There were no unusual events or transactions involving the issuer in 2009, 2010 and 2011 that caused or are expected to cause significant impacts on its results.

10.4. Significant changes in accounting practices – Reservation and emphases in the auditor’s opinion

Directors should comment:

a)     significant changes in accounting practices

Complying with Central Bank of Brazil (BCB) and National Monetary Council (CMN) requirements for financial institutions to introduce international financial reporting standards (IFRS), these institutions started to prepare IFRS financial statements in 2010. This requirement is in addition to the official financial statements required by Brazilian authorities, which are prepared in accordance with other requirements issued by the Central Bank, the CMN, and the Brazilian Securities and Exchange Commission (CVM), as applicable.

IFRSs issued in English by the International Accounting Standards Board (IASB) are translated into Portuguese by the Institute of Independent Auditors of Brazil (Ibracon).

The first set of IFRS financial statements was for the base date of 12/31/2010 and did not note any significant change in IFRS accounting practices, since this was the first reporting period of their use.

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10. Directors' comments

The second set of IFRS financial statements, base date 12/31/2011, was issued in the first quarter of 2012.

Comparing the 2011 IFRS financial statements with the 2010 financial statements, also IFRS, there were no significant changes in accounting practices.

b)    significant effects of changes in accounting practices

In 2011 and 2010, as mentioned above, there were no significant changes in IFRS accounting practices, so there were no significant effects of alterations to accounting practices.

Additionally, the following notes explain material adjustments between BR GAAP accounting practices used by Bradesco and IFRS:

1.      Consolidation

Under BR GAAP, holdings in jointly controlled companies (usually represented by interests of 20% to 50%) are proportionally consolidated in the Organization’s financial statements. In compliance with Central Bank of Brazil rules, exclusive investment funds are not consolidated.

For IFRS purposes, holdings in affiliated companies in which the Organization has significant influence were recognized using the equity equivalence method, therefore these investments were not included in the consolidated financial statements and exclusive investment funds were consolidated.

2.      Effects of hyperinflation on non-monetary assets and liabilities

Until June 30, 1997, Brazil was considered a hyperinflationary economy, but for BR GAAP purposes, financial statements denominated in constant purchasing power currency were required only until December 31, 1995, and indexation of financial statements was discontinued as of January 1, 1996.

For IFRS purposes, the effects of adjusting or correcting non-monetary assets until June 30, 1997 were recognized in financial statements as required by IAS 29 – “Financial Reporting in Hyperinflationary Economies.”

3.      Pension plans

Under BR GAAP, provisions for obligations arising from defined benefit plans are not recognized, except for current monthly obligations.

For IFRS purposes, the Projected Credit Unit Method was used and gains and losses outside the corridor (the portion of actuarial gains and losses to be recorded as revenue or expense if the net cumulative actuarial gains and losses not recognized at the end of the previous year exceeds the greater of (i) 10% of present value of the obligation before deducting plan assets or (ii) 10% of the fair value of any plan assets) are recognized over the remaining term of services provided.

4.      Business combinations

 Under BR GAAP, there is no specific statement on the subject of business combinations for financial institutions. Only assets and liabilities recognized in the opening balance of the acquired entity are recognized by the purchasing entity and the goodwill premium or discount paid or granted on acquisitions corresponds to the difference between the amount paid by the acquirer and the book value of assets and liabilities recognized in the acquired entity. Shares or debt issued as payment for acquisition of entities are recognized at their values when issued on the date of the business combination. Goodwill premiums arising from business combinations are amortized over 20 years.

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For acquisitions made from September 1, 2008, for IFRS purposes, the Organization recognized identifiable assets and liabilities arising from business combinations at fair value The shares issued by the Organization in business combinations are recognized at fair value on the date of transfer of control. Other assets given in payment were also measured at fair value. Goodwill premium recognized in the business combination was tested annually for impairment as required by IAS 38 – “Intangible Assets.”

5.      Adjustment to fair value of derivatives

Under BR GAAP, derivatives contracted in trading associated with a certain funding transaction, or an investment of funds, do not have to be valued at their fair value, provided that certain conditions are present, such as (i) they may not be traded or settled in a separate transaction from that with they are associated , (ii) in the event of early settlement of the associated transaction, the latter takes place for the contracted amount, and (iii) they must be contracted for the same term and with the same counterparty as the associated transaction .

For IFRS purposes, these derivatives were classified as held for trading and recognized in financial statements at fair value with the respective changes in fair value recognized in the result as required by IAS 39 – “Financial Instruments - Recognition and Measurement.”

6.       Adjustment to fair value of financial assets in the portfolio of consolidated exclusive investment funds

Under BR GAAP, certain financial assets included in the portfolio of exclusive funds, which are consolidated solely for IFRS purposes, were classified as “held to maturity.”

For IFRS purposes, the Organization decided to designate these financial instruments in the category “available for sale” pursuant transitional exemptions allowed in IFRS 1(R), since for BR GAAP purposes, as stated in CMN Resolution No. 3,181/04, financial instruments in the “held to maturity” category may be sold or disposed of as long as there is simultaneous purchase of new securities of the same nature maturing later and equal to or greater than the value of the securities sold or disposed of. Therefore, adjustment to fair value of these financial instruments is recognized in the reserve account in shareholders’ equity headed – “Accumulated other comprehensive income”, net of tax effects.

7.       Adjustment to fair value of financial assets - equity securities

Under BR GAAP, certain investments in companies in which the Organization does not have influence over management, were classified in “permanent assets”, at historical cost of acquisition.

For IFRS purposes, due to the absence of influence over management, these holdings on shares were been designated in the “available for sale” category at fair value on the date of transition to IFRSs, with the corresponding gain or loss recognized in the reserve account in shareholders’ equity headed – “Accumulated other comprehensive income,” net of tax effects.

8.       Reversal of hedge accounting

Under BR GAAP, the Organization designated certain derivatives as hedging instruments, which were classified as cash flow “hedges” with the corresponding effective portion of gains and losses recorded net of tax effects, in a separate account in shareholders’ equity and the non-effective portion in the result.

For IFRS purposes, these instruments were not designated as hedges since they do not qualify for hedge accounting under IAS 39, therefore the effective portion recognized in shareholders’ equity in BR GAAP was reversed on the transition date to be recognized against retained earnings.

9.       Deferral of fees for financial services and direct costs

Under BR GAAP, for certain financial assets, in particular loans and advances to customers, the Organization recognizes fees charged for financial services, as well as a share of related direct costs, in the result at the time of originating these financial assets. Direct costs relating to commissions paid retailers and resellers are recognized under “Other Assets - Prepaid expenses” and recognized in the result by the terms of the corresponding contracts.

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10. Directors' comments

For IFRS purposes, fees charged for financial services, and direct costs related to origination of these financial assets are deferred and recognized as an adjustment to the effective interest rate. Direct costs relating to commissions paid to retailers and resellers are part of the effective interest rate and recognized in the balance of loans and advances to customers.

10.    Provision for financial guarantees provided to third parties

Under BR GAAP, financial guarantees provided to third parties are controlled in memorandum accounts. Fees charged for issuing these guarantees are recognized in the result over the period in which the guarantee provided is effective.

For IFRS purposes, in compliance with IAS 39, after its initial recognition of these guarantees at fair value, the Organization measured these transactions at greater of: (i) the amount initially recognized as “unearned income” and when appropriated, less depreciation accrued in accordance with IAS 18 or (ii) the estimated expense required for settlement of the guarantee in cases in which the Organization believes an outflow of funds is probable, pursuant to IAS 37.

11.     Impairment of loans and advances to customers and financial institutions

Under BR GAAP, recognition of provision for doubtful debt is based on analysis of realization risk of loans in an amount sufficient to cover possible losses, pursuant requirements stated in CMN Resolution No. 2,682/99, which includes certain regulatory parameters.

For IFRS purposes, loan losses were provisioned based on historical losses and other information known at the time of valuation.

12.    Deferred Income Tax and Social Contribution on IFRS adjustments

Income tax and social contribution taxes were recognized on differences between BR GAAP and IFRSs when applicable.

c)     reservations and emphases in the auditor’s opinion

There were no reservations or emphases in the independent auditors report.

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10. Directors' comments

10.5 Critical accounting policies

Directors should indicate and comment on critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on matters that are uncertain and relevant to the description of the financial position and results, which require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, adjustments to foreign currency conversion, environmental remediation costs, impairment testing criteria for assets and financial instruments.

Use of estimates

When submitting financial statements, our management makes estimates and determines assumptions for useful lives of certain non-financial assets and to ascertain whether there is impairment of an asset or specific group of assets. Estimates are by nature based on judgment and available information. Actual results may differ from estimates.

Our significant accounting policies are described in the notes to Consolidated Financial Statements. The following discussion describes areas requiring more judgment or involving a higher degree of complexity for the application of accounting policies that currently affect our financial condition and results of operations. Accounting estimates that we make in these contexts involve making assumptions about highly uncertain matters. In each case, different estimates, or changing estimates between periods, could have had a significant impact on our financial condition or results of operations as shown in our financial statements

Impairment of loans and advances

At the end of each period, loss on loans and advances is adjusted based on an analysis of our portfolio, including estimated losses on loans and advances.

The determination of impairment of loans and advances requires, by its nature, judgments and assumptions relating to the loans and advances portfolio on both an individual basis and on the basis of specific product portfolios. When analyzing the portfolio as a whole, several factors may affect an estimate of the likely scale of losses, depending on the methodology used to measure historical default rates and the historical period taken for these measurements.

Additional factors that may affect determination of impairment of loans and advances include:

•             general economic conditions and conditions in the relevant sector;

•             previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•             credit quality trends;

•             values loan securities;

•             volume, composition and growth of the loans and advances portfolio ;

•             the Brazilian government’s monetary policy; and

•             any delays in receiving information necessary to evaluate loans and advances or confirm existing impairment.

The Organization uses models to analyze the loans and advances portfolios and determine impairment. Statistical factors are used to show losses and other risk indicators for groups of loans and advances with similar risk characteristics to achieve an estimate of losses incurred by the portfolio and calculate the models. Although models are often monitored and reviewed, by their nature, they depend on judgments made in relation to information and/or forecasts. The economy’s volatility is one of the factors that may lead to greater uncertainty in our models than one would expect in more stable macroeconomic environments. Therefore, our impairment of loans and advances may not be indicative of actual future losses.

For sensitivity analysis purposes, we ran a simulation to assess the impact of higher probability of default (PD) on impairment. The simulation showed that an increase of 10.0% in probability of default on December 31, 2011 could increase the amount impairment by approximately R$234.0 million. This sensitivity analysis is hypothetical and has the sole purpose of illustrating the impact that delinquency has on the determination of impairment loss.

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10. Directors' comments

The process used to determine the level of impairment requires estimates, assumptions and use of judgment, so actual results from losses in the period shown in subsequent periods may differ from those calculated in accordance with said estimates and assumptions.

Fair value of financial instruments

Financial instruments recorded at fair value in our consolidated financial statements largely consist of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the amount for which it could be traded in a normal transaction between parties informed of the matter and free of favoritism.

These financial instruments are ranked based on the lowest level of information that is significant for measuring fair value. For instruments classified as Level 3, we have to use a significant amount of our own judgment to measure fair market value. We base our judgment calls on our knowledge and observations of the markets for individual assets and liabilities and these judgments may vary with market conditions. On using our judgment, we analyze a series of third-party prices and transaction volumes to understand and assess the extent of available market benchmarks and the judgment or modeling required in processes with parties. Based on these factors, we determine whether fair values are observable in active markets, or whether the markets are inactive.

Fair values of assets held for trading and available for sale are based mainly on active markets in which prices are based on direct quotes from the market, observed transactions or market prices for similar assets. Liquidity is a significant factor in determining fair values of financial assets held for trading and available for sale. Illiquidity situations are usually generated by the market’s perception of the uncertainty of credit in relation to a single company or a specific sector of the market. In these circumstances, financial assets are classified as Level 3 in the valuation hierarchy, since fair value is determined based on unobservable data supported by limited information available in the market and that are relevant to fair value of the assets, as well as other factors that require management to exercise significant judgment or make estimates. On December 31, 2011, R$28.0 billion or 19.9% of financial assets held for trading and available for sale are classified as Level 3 fair value of assets.

Exchange-traded derivatives valued using prices quoted are classified in Level 1 of the valuation hierarchy. However, not many classes of derivative contracts are listed on exchange. Therefore, most of our derivative positions are determined using quantitative models, which require the use of multiple data, including interest rates, prices and indices to generate continuing earnings, or price curves and volatility factors, including maturity. These data are used to assess the value of a position. Most market data are observable and may be obtained in particular from the BM&FBovespa and the secondary market. On December 31, 2011, the net fair value of our derivative assets and liabilities classified as Level 3 was R$ (10.9) million.

The imprecise nature of estimating non-observable market data may impact amounts of revenues or losses recognized for a particular position. In addition, although we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments may result in a different estimated fair value on reporting date.

.

Impairment of financial assets available for sale

Periodically, we assess the existence of impairment of financial assets available for sale if there is a prolonged or significant fall in their fair value. Determining prolonged or significant impairment requires judgment, which assesses the normal volatility of asset prices among other factors.

In addition, valuations are made using market prices or valuation models that require the use of certain assumptions or judgments to estimate fair value.

Classification of securities

Classification of securities as financial assets held for trading, available for sale and investments held to maturity is based on Management’s intention to hold or trade these securities on the date of their acquisition. Accounting treatment of securities we hold depends on our decision to classify them on acquisition as financial assets held for trading, available for sale or investments held to maturity. Circumstantial changes may alter our strategy in relation to a specific security, which would require transfer between the three categories.

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10. Directors' comments

Impairment of goodwill premium

Every year at least, the Organization has to determine whether the current book value of goodwill premium has been impaired. The first step in the process is identifying independent cash generating units and their allocations of goodwill premium. The book value of the unit, including allocated goodwill premium, is compared to value in use to determine whether there is impairment or not. If the value in use of a cash-generating unit is less than its carrying amount, goodwill premium will be reduced to its recoverable amount. Detailed calculations may be required to cover changes in the market in which a business operates (e.g. competition and regulatory changes). Calculations are based on discounted cash flows before tax at an interest rate adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. Although predictions are compared to current performance and external economic data, expected cash flows will of course reflect the Organization’s outlook for future performance

Taxes on profits

Determining our income tax liability (including social contribution) is a complex task and out assessment is related to our analysis of our deferred assets and liabilities and income tax to be paid. In general, our assessment requires us to estimate future values of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Realization of deferred assets is subject to changes in future interest rates and developments of our strategies. Support for our judgments and assumptions may change over time as a result of unanticipated events or circumstances that affect determination of our tax liability.

Significant judgment is required to determine whether an income tax position is likely to be sustained on examination, even after the outcome of any administrative or judicial proceeding based on technical merits. Judgment is also required to determine the value of a benefit eligible for recognition in our consolidated financial statements.

Additionally, we monitor interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. This monitoring may also arise from our income tax planning, or settlement of income tax disputes, and may be significant for our operating results in any period.

Technical provisions for insurance and pension plans

Technical provisions for insurance and pensions are liabilities for amounts we estimate will be due to our policyholders and plan participants in the future. Management uses a certain degree of judgment to decide the method of calculating reserves. Future benefits agreed in contracts include reserves for retirement, pension, individual and group life insurance, health insurance and accident insurance, among others.

These benefits are computed using actuarial hypotheses for mortality rates, incapacity, cancellations, interest rates, inflation and expenses. Such actuarial hypotheses are based on our experience and are periodically reviewed to the industry standards, with the objective of ensuring actuarial credibility. For long-term insurance agreements, when the actuarial hypotheses in a specific agreement or group of agreements are fulfilled, they will not be changed during the validity time of the policy. However, significant changes to experience or hypotheses may require us to make a provision for future losses expected for a certain product, and make provisions for premium shortage. Provisions for premium shortage may also be made for short-term agreements in order to cover expected future losses. Benefits and claims stated in agreements include provisions for claims incurred but not reported, in health, damages and life insurance.

We recognize the claims occurred during the period of effectiveness of our insured’s policies. However, costs of claims occurred in a specific period will not be clearly recognized until we receive, process and pay such claims. We determine the liability amount through actuarial methods based on history of claim payments to determine our estimate of claim liabilities. Methods to determine such estimates and establish the technical provisions are reviewed and updated on a regular basis. The resulting adjustments are recognized in earnings for the respective period.

For sensitivity analysis purposes, we assessed the impacts of increase and reduced rates of loss events. This assessment showed that an increase (1%) or decrease (1%) in loss events within 12 months of the base date of the calculation would have an impact of R$85 million on result and shareholders’ equity after taxes and contributions.

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10. Directors' comments

For certain products offered, such as pension plans and funds, participants go through two distinct stages within the contract: one of accumulating assets and the other of enjoying benefits. During the accumulation stage, technical provisions increase as contributions are received and interest payments are credited (based on contractual arrangements) or reduced by benefits and redemptions at the discretion of participants. If the provisions are insufficient to honor future commitments, a provision is made for insufficient contributions.

The main actuarial hypotheses used on determining liability for future pension plan benefits under contracts are mortality, disability, cancellation, retirement, interest rate, inflation and expenses.

These actuarial hypotheses are made at the time a policy is written in order to estimate the experience of the period in which benefits will be payable under the agreement.

For sensitivity analysis purposes, we assessed the impact on results and shareholders’ equity after taxes and contributions arising from lower interest rates and increased longevity of beneficiaries. In this assessment, a decrease (10%) in interest rates would lead to a R$37 million reduction in result and shareholders’ equity after taxes and contributions. An increase (0.5%) in the longevity of beneficiaries would not impact the result and shareholders’ equity after taxes and contributions.

10.6 – Internal controls relating to preparation of financial statements – Levels of efficiency and deficiency and recommendations in the auditor’s report

In relation to internal controls used to ensure that reliable financial statements are prepared, the directors should comment:

a)     the level of efficiency of such controls, indicating eventual deficiencies and actions taken to correct them

There were no such faults and therefore no such measures taken on preparing the issuer’s consolidated financial statements for the years ended on December 31, 2011, 2010 and 2009.

The Organization has a department managing internal control processes and an Internal Controls and Compliance Committee to advise the Board of Directors on fulfillment of its duties related to adoption of strategies, policies and measures for the dissemination of its culture of internal controls, risk mitigation and compliance with the regulations applicable to the Bradesco Organization.

Based on a policy defined and approved by the Board of Directors, the Organization also keeps all components of the internal controls system up-to-date in order to mitigate the potential losses caused by its risk exposure and to strengthen its Corporate Governance processes and procedures. The effectiveness of the Organization’s internal controls is based on our people- processes-technology tripod. In this context, our skilled professional staff are working exclusively with previously determined processes using appropriate technology for business needs.

Our Policy for Internal Controls and Compliance, and our Corporate Methodology, are properly formalized and aligned with the leading frameworks for controls, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and Control Objectives for Information and Related Technology (COBIT), covering the Business and Technology aspects respectively, pursuant to Brazil’s Monetary Council Resolution No. 2,554/98, the Public Company Accounting Oversight Board (PCAOB), and Sarbanes-Oxley Section 404.

Internal controls are developed in conjunction with the various business areas managing the Organization’s services, products and processes, and adherence tests are applied at the required intervals, and results reported to Bradesco’s Audit and Internal Controls and Compliance Committees and to its Board of Directors. In cases of non-compliance, the appropriate corrective measures are taken and duly monitored.

These measures taken as a whole translate into enhanced quality for operational processes and dissemination of the importance of the culture of controls while ratifying improvements for best practices.

It is important to highlight the benefits at the corporate level from complying with the above-cited Law, which include disseminating the importance of a culture of control, improvements in the quality of operating and administrative processes, the robustness of the associated controls and improvements in requirements aimed at maintaining Corporate Governance best practices.

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10. Directors' comments

b)    deficiencies and recommendations on internal controls included in the independent auditor’s report

In view of our stock of knowledge and the studies conducted by the independent auditor to assess our internal controls structure, designed to ensure the adequacy of Bradesco’s financial statements, the auditor’s report contains no faults or recommendations in relation to internal controls that could significantly affect our financial statements.

10.7 – Use of proceeds from public offerings for distribution and any deviations

If the issuer has made a public offering for distribution of securities, the directors should comment:

a)      how funds derived from the offering were used;

b)      whether there were important deviations between the effective application of funds and the proposed application disclosed in leaflets on the respective distribution

c)      if deviations occurred, the reasons for such deviations

There was no public offering for distribution of securities in the 2011, 2010 and 2009 fiscal years.

10.8 – Material items not shown in financial statements

Directors should describe material items not shown in the issuer’s financial statements, and state:

a)    assets and liabilities directly or indirectly held by the issuer, which are not included in the balance sheet (off-balance sheet items), such as: i) operational leases, assets and liabilities; ii) portfolios of written-off accounts receivable for which the entity has risks and responsibilities, indicating the respective liabilities; iii) forward purchase and sale agreements for products and services; iv) uncompleted construction contracts; v) contracts of future receipt of financing;

b)    other items omitted from the financial statements

No significant items were omitted from the accounting statements.

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10. Directors' comments

10.9 – Comments on material items not shown in financial statements

In relation to each of the items omitted from the financial statements referred to in item 10.8, the directors should comment:

a)      how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements

b)      nature and purpose of operation

c)      nature and amount of obligations and rights generated for the issuer under the operation

No significant items were omitted from the accounting statements.

10.10 – Business Plan

Directors should state and comment the principal elements of the issuer’s business, specifically exploring the following topics:

a)      investments, including: i) quantitative and qualitative description of investments in progress or expected; ii) sources of financing of investments; iii) existing disinvestments in progress or expected;

In 2011, Bradesco continued to invest in the expansion of its network with 1,009 new branches taking the total number of points of service to 59,711 (in addition to branches, this total includes: outlying points of services in municipalities not served by branches (local acronym PAAs); points of services on premises of companies or entities (local acronym PABs); ATMs (local acronym PAEs); ATMs outside our own network; the shared network of pooled ATMs; Bradesco Expresso POSs; Bradesco Sales Promotion, and foreign branches or subsidiaries).

We would highlight Bradesco Expresso’s growth of 33.5% on the previous year to reach a total of 34,839 points of service by end-2011.

Funding for the above-mentioned investments was sourced from the Organization’s own working capital, basically shareholder equity.

Investments in Infrastructure, Information Technology and Telecommunication

Our IT Improvement Project began preparing for future challenges in 2003. Its main project currently is building new system architecture for services. By 2012, this will enable us to enjoy a significant part of the expected benefits, including more flexibility serving business units and ensuring quality for products and services and customer response.

2012

Our estimated IT infrastructure investment for 2012 is about R$4 billion, which is approximately 7% less than 2011’s (R$4.3 billion). We would also highlight our plans to open 70 branches.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

b)     if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)     new products and services, showing: i) description of ongoing researches already disclosed; ii) total expenses incurred by the issuer with researches for the development of new products or services; iii) projects at development stage and already disclosed; iv) total costs incurred by the issuer with the development of new products and services

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10. Directors' comments

There are no new significant products and services.

10.11 – Other factors material affecting operational performance

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors that have material influence on our operational performance that have not been mentioned in this section.

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11. Projections

11. Projections

11.1 - Projections disclosed and underlying assumptions

The words "believe," "can," "may," "should," "seeks," "estimates," "continues," "anticipates," "intends," "expects," "potential" and similar words used in this section are used to identify forward looking estimates and perspectives. Forward looking projections and perspectives include information pertaining to results and projections, strategy, financing plans, competitive position, the industry context, potential growth opportunities, the effects of future regulation, and the effects of competition. These projections and perspectives refer only to the date on which they were made.

Given the risks and uncertainties described herein, such projections may not materialize and, therefore, do not provide any guarantee of future performance. In addition, Banco Bradesco's future results and performance may differ materially from those forecast in its estimates due to, but not limited to the risk factors listed in this Reference Form, many of which are beyond the Bank's ability to control or predict. Additionally, these estimates are based on assumptions that may not materialize. In light of these limitations and uncertainties, investors should not make their investment decisions based solely on forward looking estimates and perspectives posed in this Reference Form.

Note that projections and estimates used in this item have been compiled in accordance with accounting practices adopted in Brazil and applicable to institutions whose functioning is authorized by the Central Bank of Brazil.

a)       Projection

Indicators used by market analysts to feed their forecasting models for Banco Bradesco's future results. Currently, the following indicators are disclosed:

Indicators	Metric
Loan Portfolio [(1)]	**Cumulative 12-month variation.**
Individuals [(1)]	Cumulative 12-month variation.
Legal Entities [(1)]	Cumulative 12-month variation.
Small and Medium Companies	Cumulative 12-month variation.
Large Companies	Cumulative 12-month variation.
Products	
Vehicles	Cumulative 12-month variation.
Cards [(2)]	Cumulative 12-month variation.
Housing/real estate loans (origination)	Cumulative 12-month variation.
Paycheck Loans	Cumulative 12-month variation.
Financial margin [(3)]	**Percentage growth expected for period.**
Services	**Percentage growth expected for period.**
Operational expenses [(4)]	**Percentage growth expected for period. Estimated Operational Expenses include Personnel and Administrative Expenses.**
Insurance Premiums	**Percentage growth expected for period.**

(1) Broad credit portfolio;

(2) Does not include the portfolios "BNDES Cards" and "Discounts for prepaid receivables;"

(3) On the current criterion, Guidance for Financial Margin - Interest; and

(4) Personnel and administrative expenses.

b)      Projected period and validity of projections

Banco Bradesco projections indicate values expected for the current year. On disclosing the results for each year (last quarter of each year), indicators expected for the following year are also stated. Projections are valid for the current year.

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11. Projections

c)       Underlying assumptions for projections

Assumptions for the fiscal year 2012 that may be influenced by Management

•           Our Guidance covers contractual adjustments and costs reflecting growth in our business and the organization's investment plan;

•           Expansion of the Bradesco Group's service network;

•           Estimates do not include new partnerships or acquisitions;

•           Business growth and the organization's strategy.

Assumptions for fiscal year 2012 beyond Management's control

•           Maintenance of fundamentals of the current Macro-economic Policy;

•           Resumption of growth worldwide;

•           Alteration of the Selic interest rate by COPOM to control inflation. Inflation close to target midpoint;

•           Evolution of credit market;

•           Liquidity conditions catering for demand for credit;

•           Regulatory changes affecting banking management.

d)      Values of indicators estimated

11.2 - Monitoring and alteration of projections disclosed

Projections and estimates used in this item have been compiled in accordance with accounting practices adopted in Brazil and applicable to institutions whose functioning has been authorized by the Central Bank of Brazil.

a)       Alterations or substitutions of projections

Projections for 2012 cover the same indicators that were provided and monitored in 2011.

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11. Projections

b)      Projections for past periods – Estimated x Actual

Complying with CVM Instruction 480/09 data in this item, relating to projections for past periods require the disclosure of comparisons between projected and actual data. The following table shows projected and actual data for the financial years 2009, 2010, and 2011.

Projection 2011

Reasons for deviations from projections:

•         Vehicles - The variation seen in this group was due to the organization's strategy of prioritizing portfolio margin and quality over gaining market share, thus affecting total lending to individuals.

•         Paycheck Loans - on this item, although we have gained in terms of our market share, the market's evolution was slightly lower than expected.

•         Large Companies - in this group, the variation seen was primarily due to forex lines growing well over expectations.

•         Insurance Premiums - the variation seen was due to better than expected performance from the "Life and Pensions," "Health" and "Certificated Savings" products.

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11. Projections

Projection 2010

Reasons for deviations from projections:

•         Cards – variation in this group was largely due to higher-than-expected levels of consumption as unemployment fell.

•         Real estate financing – variation in this group reflected higher levels of income leading to more demand for properties.

•         Pay check loans – positive variation in this item was due to synergy-boosting projects between Bradesco's branch network and Bradesco Promotora, especially in the pensioner loans (pay check deduction) portfolio, and also due to strong growth in consumption arising from lower levels of unemployment.

•         Services – variation of this item reflected favorable performance from the credit card segment due to growth of the card base/customer base, the effects of changes in Cielo and Visavale equity holdings, and current account revenues.

•         Operational expenses – variation in this indicator was due to: provision for profit sharing and legal actions involving labor claims; increased advertising and publicity expenses; organic growth with a consequent higher-than-projected increase in the number of points of service.

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11. Projections

Projection 2009

Reasons for deviations from projections:

•         Loan Portfolio – lower volume of major transactions with companies was due to exchange rate variation and migration to the capital market causing the variation of this indicator in relation to its projected level.

•         Vehicles - more transactions involved new/pre-owned vehicles (major dealerships), reducing exposure to older vehicles (small dealerships).

•         Cards – variation of this indicator was due to the acquisition of Banco IBI.

•         Pay check Deduction Loans – positive variation of this item was due to strong growth in the consumer market, especially in the second half year.

•         Insurance Premiums – resumption of economic growth.

c)     Projections for current periods

New projections for the current period were disclosed on 01.31.2012, as reported in item 11.1. of this Reference Form. Note that these projections for fiscal year 2012, remain valid as of the date of submitting this Reference Form.

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12. General meeting and management

12. General meeting and management

12.1 Description of management structure

Bradesco's management structure is decided by the Shareholders General Meeting as the highest body, electing the board of directors and members of the Fiscal Council, which is elected for a one-year mandate.

The board of directors has nine members, of which one is internal, one independent, and seven external, with one year mandates, and its tasks, described in item "a" below, including electing:

•         The Executive Board consisting of a CEO, six Executive Vice-presidents and nine Managing Directors and six adjunct directors whose duties, among others described in item "a" below, include drafting the strategic stance posed by the board of directors, monitoring its implementation, and managing and representing the Company;

•         The Departmental Management body comprises 44 Directors responsible for efficaciously conducting business under the responsibility of their Departments, and for advising other members of the Executive Board;

•         Nine Board members carry out duties attributed to them in Departments to which they have been assigned and advise other members of the Board;

•         Sixteen Regional Directors guide and supervise Branches and Dependencies under their jurisdiction, and carry out all duties assigned to them.

In addition, the Bank's structure has five statutory committees (Ethical Conduct, Audit, Compensation, Compliance, Internal Controls and Integrated Risk Management and Capital Allocation). In addition, the Bank's structure has five statutory committees (Ethical Conduct, Audit, Compensation, Internal Controls and Compliance and Integrated Risk Management and Capital Allocation), whose powers are also described in item "a" below..

a)     attributions of each body or committee:

Board of directors:

a)      ensure that the Board is at all times rigorously capable of carrying out its functions;

b)      ensure that company business is conducted with integrity in order to preserve the Company's good name;

c)      whenever possible, preserve management continuity, that is highly recommendable to ensure the Company's stability, prosperity and security;

d)      set general guidelines for the Company's business, including deciding on the composition and functioning of the trading portfolios;

e)      in the case of transactions with companies that are not part of the Bradesco Organization, authorize acquisition, disposal or encumbrance of Fixed-assets items and holdings of a non-permanent character of the Company and its directly and indirectly controlled subsidiaries if their value is greater than one percent (1%) of their corresponding shareholders’ Equity;

f)       decide on trading in shares issued by the Company itself, pursuant to paragraph 6 of Article 6;

g)      authorize any type of donation, contribution or assistance, regardless of the beneficiary;

h)      approve on the board's proposals for the payment of dividends and/or interest on own capital;

i)        submit proposals to the General Meeting to increase or decrease capital stock, bundle shares, conduct mergers, absorptions or splits, or amend Company bylaws;

j)        decide on associations involving the Company or its Subsidiaries, including on participation in shareholders' agreements;

k)      approve the use of funds derived from tax incentives;

l)        examine, discuss and decide budgets and financial statements submitted by the board;

m)    place specific matters of Company interest in its decision making powers and decide on cases omitted;

n)      within the overall annual amount approved by shareholders General Meeting , distribute compensation and pension allocations to Directors

o)      when deemed necessary, authorize individual representation of the Company by a Board member or an attorney, with authorization indicating the powers involved;

p)      determine remuneration of Committee for Audit members and the Ombudsman;

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12. General meeting and management

q)     approve the corporate report on compliance and internal controls and determine the adoption of strategies, policies and measures for spreading risk control and mitigation culture.

The Board may assign special duties to Executive Board or any of its members, and may set up committees for the two bodies, in order to address specific issues.

Must be at all times ready to implement, when necessary, previously conceived plans for the succession of the chief executive and those holding key positions in the Organization.

The Board meets quarterly and may hold extraordinary meetings when necessary and called by the President or half of other members, and minutes are written for each meeting.

The President of the board of directors may:

a)     chair Board meetings and hold the casting vote if there is a tied vote, and chair the Company's Meetings, or designate any member of the Board to do so instead;

b)     set the dates for Board meetings;

c)     assign special functions to any member of the Board;

d)     appraise the work and functional performance of each member of the Board in the exercise of their mandates;

e)     designate another Board member to take the place of the Vice-president of the Board in his absence or temporary incapacity;

f)       implement business procedures for the Board.

The Vice-president of the board of directors may:

a)      take the place of the President in the event of the position being vacant, or in his absence or temporary impediment;

b)      carry out duties attributed to him by the President.

Executive Board – Duties:

Executive Board members manage and represent the Company and bind it through any acts and contracts of its interest, and may waiver or forbear rights, and acquire, dispose of or encumber goods or assets pursuant to item “e” of Article 9 of its bylaws and articles of incorporation.

Audit Committee duties:

a)      make recommendations to the board of directors as to the entity to be engaged to provide independent auditors services and their remuneration, and their replacement;

b)      review financial statements, including explanatory notes, management reports and independent auditor's opinion prior to disclosure to the Market;

c)      appraise the effectiveness of independent and internal audits, including for the verification of compliance with legal and regulatory provisions applicable to the Company, and internal regulations and codes;

d)      during ordinary quarterly meetings scheduled with the Board of the Company and independent and internal auditors, verify compliance with its recommendations and/or explanations for their questions, including in relation to planning audits and drafting formal Minutes of the contents of these meetings;

e)      appraise compliance by the Company's Executive Board with recommendations made by independent or internal auditors and pose recommendations to the board of directors for settling any conflicts between outside auditors and Board;

f)       determine and disclose procedures for receiving and treating information relating to non fulfillment of legal or regulatory provisions applicable to the Company and internal regulations and codes, including specific procedures for whistleblower protection and confidentiality;

g)      make recommendations to the Company's Board for correcting or improving policies, practices and procedures identified within the ambit of their attributions;

h)      determine operational rules for its functioning;

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12. General meeting and management

i)        meet with the Fiscal Council and board of directors at their request to discuss policies, practices and procedures identified within the ambit of their respective attributions.

To fulfill its responsibilities, the Audit Committee holds meetings with the Company's Board and independent and internal auditors at least quarterly.

Committee for Internal Controls and Compliance – Duties:

a)      evaluate the effectiveness and compliance of Bradesco's Internal Controls System;

b)      check if those recommendations for improvements of internal controls have been duly implemented by Managers;

c)      ensure procedures comply with applicable rules, regulations and legislation;

d)      monitor policies, procedures, responsibilities and definitions pertaining to operational risk management structure;

e)      submit Half-yearly Reports of Internal Controls Compliance for the Organization's companies to the board of directors;

f)       review and propose updates of these Rules to the board of directors when necessary;

g)      appraise reports issued by Regulatory Bodies and Internal and External Auditors in relation to deficiencies in internal controls and the corresponding measures to be taken for the units involved;

h)      regularly report to the board of directors on the Committee's Activities and make such recommendations as deemed appropriate.

To fulfill its responsibilities, the Committee for Internal Controls and Compliance meets quarterly and whenever required.

Committee for Ethical Conduct – Duties:

a)      review any infractions and violations of corporate or industry Codes of Ethical Conduct, and/or Bradesco's Policies and Procedures, whether reported directly by the complainant or through the Organization's Dependencies;

b)      determine the measures necessary by issuing a report or opinion addressed to the competent Dependencies;

c)      ensuring that infractions and violations are followed by applicable disciplinary actions, regardless of the level of hierarchy concerned, without prejudice of applicable legal penalties;

d)      ensure that the board of directors is informed of issues that may significantly impact the Organization's image; and

e)      submit issues relating to Bradesco's Directors to the Board for appreciation.

To fulfill its responsibilities, the Ethical Conduct committee holds ordinary meeting each quarter and special meetings whenever necessary.

Committee for Integrated Risk and Capital Allocation – Duties:

a)      ensure compliance with the Organization's risk management policies;

b)      ensure the effectiveness of the risk management process;

c)      authorize exposure limits by type of risk, depending on risk appetite approved by the Board of Directors;

d)      validate and submit for approval by the board of directors:

                  i.          the policies involved in risk and capital management;

                 ii.          proposals for risk appetite and exposure limits for different types of risks; and

                iii.          the results of reviews of risk and capital management policies and structures at intervals stated in regulations or more often.

e)      reports on risk management, assessment of capital requirements and capital adequacy, relevant changes in relation to strategies adopted and the status of business continuity plans;

f)        appraise internal and external auditors' studies pertaining to risk management and the results relating to Independent Validation of Models;

g)      regularly positioning the Board in relation to the Committee's activities;

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h)      review Risk Management Executive Committees Rules and propose updates to the board of directors when necessary; and

i)        provide the board of directors with a comprehensive and integrated vision of risks and their impacts on capital.

The Integrated Risk Management and Capital Allocation Committee may engage specialized professionals when it believes this is necessary.

To fulfill its responsibilities, the Committee holds ordinary meetings every quarter and special meetings whenever necessary.

Committee for Compensation – Duties:

a)      formulate the Bradesco Organization's compensation policy and submit it to the board of directors;

b)      submit a proposal for management's overall annual compensation to the board of directors; and

c)      annual review the Bradesco Organization's management compensation policy and submit to board of directors proposals for any corrections or enhancements.

In order to propose distribution of allocations within the approved limits, the Committee must constantly assess:

a)      corporate performance and the Organization's overall performance;

b)      achieving business objectives and sustainability;

c)      the time and effort spent by Directors;

d)      the national and international economic situation: past, present and future scenarios;

e)      internal and external factors that may affect the business of the institution; and

f)       other factors believed to be convenient.

The Committee may also:

a)      at the request of the board of directors, whenever necessary, evaluate and propose compensation of members of other statutory bodies; and

b)      engaging the services of specialized professional whenever necessary.

To fulfill its responsibilities, the Remuneration Committee meets every six months and whenever necessary.

Executive Committee for Disclosure:

The committee's role is to ensure compliance with Bradesco's "Instrument of Disclosure of Policy Material Event or Fact and Securities Trading" in order to ensure control, consistency, quality and transparency for disclosure.

The Committee has the following responsibilities:

a)        Regular Reports, Income Statements and Other Disclosures: the Committee must examine annual reports and quarterly statements of income, offerings, material facts and any other accounting, financial or corporate disclosures in order to ensure that they are prepared in accordance with controls and procedures defined for their preparation.

b)        Compliance with Disclosure Rules: the Committee advises the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounting, Financial and Corporate on compliance with applicable laws, rules and certain standards, and supports senior management to appraise the disclosure of significant transactions and information relating to the Organization. The Committee may engage outside auditors and consultants when deemed necessary.

c)        Filing Annual and Periodical Reports: the Committee shall make recommendations to the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounts, Financial and Corporate on the proper registration and filing of reports required by applicable law and other information disclosed in Brazil, or Abroad, if applicable.

d)        Evaluation of Disclosure Controls and Procedures: the Committee shall advise the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounting, Financial and Corporate to conduct periodic evaluations of disclosure controls and procedures.

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e)        Responsibility for Reporting to the Committee: the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounting, Financial and Corporate and other members are responsible for bringing to the attention of the Committee any information relating to Events or Facts that may cause errors or omissions in the Organization's disclosure.

f)         Training: when deemed necessary, the Committee shall recommend training programs for staff involved in the Organization's disclosure processes.

Executive Committee for Disclosure - Duties:

a)       ensure that one or more of its members know the rules and regulations of the regulatory authorities in the capital market in which the Organization is listed;

b)      ensure correct observance of applicable rules and their updates;

c)       assess the need for outside entities to ensure adequate support for the disclosure process;

d)      examine the need to include other units of the Organization in the context of these regulations; and

e)       ensure the quality of information from the different units for disclosure purposes.

Committee for Disclosure - Functionalism:

Committee members shall meet to examine the facts in light of the "Policy Instrument for Disclosure of Material Facts and Trading Securities Issued by Banco Bradesco S.A.” and be able to ensure that controls and procedures are adequate and effective to ensure accuracy and compliance of information being disclosed to the market, safeguarding it from any material errors or equivocations that might influence the final content of these documents.

The Executive Committee for Disclosure meets quarterly and may be convened whenever necessary, by the person responsible or any other member, with the presence of a majority of its members.

Executive Committee for  Market and Liquidity Risk Management - Duties:

a)       ensure compliance with the Organization's Risk Management and Market Liquidity policies;

b)      ensure the efficacy of market and liquidity risk management processes in the ambit of the Organization;

c)       approve and review, with regards to the management of market risks and liquidity:

               i.          the definitions, criteria and tools; and

              ii.          the measure(s) to be adopted, taking the methodologies, mathematical modeling, statistics and econometrics into account;

d)      evaluate and submit policy structure, roles, responsibilities and procedures of the dependencies involved in market and liquidity risk management for validation by Bradesco's Integrated Risk Management and Capital Allocation Committee, as well as reviews conducted annually or more often;

e)       validate results from backtesting models and other matters deemed pertinent;

f)         create conditions for reviews by the Independent Models Validation unit and by internal and independent auditors; and

g)      delegate responsibilities to technical committees involved in market and liquidity risk management.

Executive Committee for Treasury – Duties:

a)       reporting and monitoring performance, behavior and risks of different portfolios and benchmarks maintained by the Organization, including liquidity reserves;

b)      defining Treasury's strategies to optimize results, based on analyzing political-economic scenarios locally and internationally;

c)       validating proposed risk exposure tolerance limits for Treasury to be submitted for approval by the Integrated Risk Management and Capital Allocation Committee;

d)      validating proposed liquidity policy, which is subject to approval by the Integrated Risk Management and Capital Allocation Committee;

e)       holding special meetings to review positions and situations in which risk exposure and tolerance limits are exceeded; and

f)       discuss and decide in relation to new products traded on financial markets.

b)     date of instating fiscal council (if is not permanent) and setting up committees:

Fiscal Council: 03.09.2012

Committee for Compensation: 12.17.2003

Committee for Audit: 12.17.2003

Committee for Internal Controls and Compliance: 12.17.2003

Committee for Ethical Conduct: 03.27.2006

Committee for Integrated Risk Management and Capital Allocation: 03.24.2008

c)     procedures for evaluating performance of each body or committee:

Bradesco's Administration bodies and committees, both statutory and executive, are evaluated in terms of fulfilling their tasks and duties determined in their respective Rules and regulations. Through periodic meetings on subjects discussed and information received as assistance from the Executive Board and Committees, the board of directors evaluates the performance of these bodies, together with members from each of them, which enriches interaction with the board through numerous meeting sessions and ultimately their designation by the board of directors or others proposed by the executive board.  If the body's performance is deemed insufficient, the board shall propose to reformulate its structure in order to evaluate the minimum attributes considered part of this assessment.

d)     in relation to board members, their individual powers and duties

In addition to normal duties conferred on them by law and by these bylaws, each member of the Board has the following specific duties:

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a)      The Chief Executive Officer shall chair the Board's meetings, and supervise and coordinate the work of its members;

b)      Executive Vice-presidents shall collaborate with the Chief Executive Officer in carrying out the latter's functions;

c)      Managing Directors shall carry out duties attributed to them;

d)      adjunct directors shall fulfill responsibilities attributed to them by Executive Vice-presidents and Managing Directors;

e)      Departmental Directors shall conduct the business of the pertinent Departments and advise other members of Management;

f)       Directors shall carry out duties attributed to them and advise other members of Management;

g)      Regional Directors shall guide and supervise Points of Service under their jurisdiction and carry out duties attributed to them.

The Company may also be represented by any member of the board of directors or by a representative with specific powers of attorney in the following cases:

a)       powers of attorney with "ad judicia" clauses, in which case the appointment may be indefinite and transferable;

b)      receiving judicial or extrajudicial summons or subpoenas;

c)       participating in bidding procedures;

d)      at Shareholder or Unit Holder General Meetings of companies or investment funds in which the Company participates, or entities of which it is part owner or affiliate;

e)       in relations with government departments or their offices when not involving taking on responsibilities and/or obligations on behalf of the Company;

f)       making legal depositions.

e)      procedures for evaluating the performance of members of the board, the committees and senior management:

Procedures for Evaluating Members of the board of directors:

The following are the chief attributes among those considered when evaluating the performance of Members of the Board determining corporate strategies, reviewing plans and business policies and supervising Senior Management activities carried out by the President:

a)       fully comply with Company’s bylaws and the board of directors' Internal Rules;

b)      loyally serve the Company and other Bradesco Companies and keep their business confidential;

c)       maintain the confidentiality of insider information obtained through their position that has not yet been disclosed to the market;

d)      ensure that company business is conducted with integrity in order to preserve the Company's good name;

e)       be aligned with the Company's values and objectives, taking into account the interests of customers, community, employees, shareholders and all other stakeholders involved directly or indirectly with the Organization;

f)       actively take part in the formulation and conduct of their attributions;

g)      take part in educational or technical programs, or refresher courses whenever necessary, in order to develop their competence in the professional exercise of their duties and evaluate the functionality of the board of directors as a whole;

h)       be able to read and understand financial and management reports and be informed of local and international markets;

i)        devote considerable time to the Board's activities assuming commitments that lead to significant absorption of its functions, using every means in their power to provide good grounds for their contributions to Board meetings;

j)        if unable to attend meetings, be informed of all subjects raised and decisions taken;

k)       remain constantly motivated, questioning and seeking innovations that contribute to the growth of the Company's business;

l)        be aware of the responsibility and challenges of the company, be familiar with its principal aspects and risks involved;

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m)     be capable of teamwork, instilling in other members a philosophy of long-term vision and at the same time work for the preservation of the management continuity that is highly recommendable for the Company's stability, prosperity and security;

n)       constantly pursue best practices for corporate governance;

o)      have experience of managing crises and identifying and managing risks;

p)      avoid conflicts of interest with the Company; and

q)      maintain a relationship of total transparency and professionalism with Executive Board and the Board's advisory and supervisory bodies, with mutual explanations and information always available, to act independently and impartially, in all cases striving for the management and development of work to be focused on compliance with legislation and respect for ethical principles.

Procedures for Evaluating Board Members:

Procedures for evaluating the performance of the CEO, conducted by the board of directors, in consonance with the Company's constant concern for proper conduct of corporate strategies, in particular:

1.     Performance / Results – the Chief Executive Officer must:

a)     make every effort to leverage growth of the Company's profits;

b)     be aware of its responsibility and the challenges facing the Company, with in depth knowledge of its business;

c)     maintain unity and harmony in conducting business;

d)     have experience of managing crises and identifying and managing risks;

e)     avoid conflicts of interest with the Company since targets set must be aligned with the strategic parameters set forth by the board of directors and comply with the Organization's corporate policy and culture, showing firm commitment to creating value for shareholders and advocating their interests; and

f)      maintain constant concern for transparency in order to allow the use of more secure and efficient means for access to Company records easily, quickly and effectively for customers, shareholders, the market, and staff;

2.     Performance of Shares / ADRs on Stock Exchanges in Brazil and Abroad – the CEO must make every effort to pursue the best results for shareholders, which essentially translates to higher prices for its Stock, payment of interest on its own capital and dividends, and equitable treatment for all. The relationship must be based on the Organization's ethical principles following applicable rules and legislation, ensuring protection of market information and absolute confidentiality of information that is not yet public knowledge, obtained through the position, that may interfere with share prices and influence market movement and/or investment decisions;

3.     Market Penetration – the CEO must act actively formulating and implementing plans in relation to:

a)     ways of growing the customer base and volume of transactions; and

b)     market opportunities that may add value to the Company, including possible acquisitions, partnerships and operational agreements;

   Policies Adopted: Corporate Governance, Sustainability  and Human Resources – the CEO is committed to:

ensuring the Organization's perpetuity, incorporating social and environmental factors when defining its business and operations, creating products for the ambit of corporate sustainability;

a)     keeping abreast of the main socio-environmental related demands in the market;

b)     constantly enhancing Corporate Governance practices;

c)     monitoring any issues that may have a significant impact on the Organization's image;

d)     taking an ethical approach in all relationships, such as those with shareholders, customers, investors, the Central Bank of Brazil and other Government Agencies; and

e)     acting fairly, in accordance with good principles in relation to employment, ensuring equal opportunities for hiring, professional development, evaluation, compensation and discipline of Directors and officers and other members of staff. Finally, note that the evaluation of other members of the Executive Board, conducted by the CEO, in as far as possible, should be based on the guidelines herein set forth and our organizational culture, in which the process of designating staff for other levels in the hierarchy depends on their showing outstanding merit in their field of work, considering factors such as competence, technical quality, interest and performance, and no event may be automatic or compulsory.

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Procedures for Evaluating Committee Members:

Members of the Bank's statutory committees are regularly evaluated by the board of directors, which takes the following aspects into account:

a)     fulfilling the attributions stated in the rules of the committee to which the member belongs;

b)     availability in terms of the time a committee member spends on the committee's work;

c)     commitment to developing reports;

d)     frequency of attending meetings and effectively taking part in them.

There is strong interaction between Committees and the board of directors at Bradesco. Numerous committee sessions, as well as their meetings with the Board and the different Departments show good relations between these bodies and the Board, as well as Senior Management's support for development activities.  In addition, the presence of the members of the board of directors and the members of Senior Management on statutory committees further facilitates relations between the bodies and their functioning, also facilitating the process of the Board's evaluation of committee members by observing the development of their activities and other aspects mentioned above.

The Committee for Audit's self-assessment is conducted by its own members, and considers subjects related to the involvement of committee members and different subjects and areas of the Bank, namely:

a)     financial statements;

b)     Internal Controls and Risk management;

c)     compliance and ethics;

d)     supervision of senior management and internal controls;

e)     relations with external auditors.

12.2 – Rules, policies and practices relating to general meetings

a)      notification in good time

Law No. 6,404/76 requires a minimum of 15 days notice for holding meetings. Bradesco provides all documentation related to meetings and does so preferably 30 days in advance. In 2012, documents relating to the ordinary and extraordinary shareholders meeting held on 03.09.2012 were made available to the market on 02.07.2012.

b)      competences

General Meetings called and officially started in accordance with legislation and bylaws have powers to decide on all business related to the Company's purpose and take decisions they deem appropriate for its defence and development. This subject is addressed in Chapter XI (Articles 121-137) of Law No. 6,404 of December 15, 1976.

Article 132 of Law No. 6,404/76 states that Business Corporations of the Joint Stock Companies format shall hold annual General Meetings within the first four (4) months following the end of the fiscal year, to address the following issues:

      i.     take management accounts, examine, discuss, and vote on the financial statements;

     ii.     decide on the use of net income for the year and distribution dividends; and

    iii.     elect officers and members of the Fiscal Council.

Extraordinary General Meetings must be called for other cases, such as amending bylaws, decisions involving transformation, consolidation, merger or split of the company, or its winding up and liquidation, appoint or dismiss liquidators, to examine their accounts, bundle or unbundle shares.

c)      addresses (street or electronic) where the documents related to the general shareholders’ meeting will be available to shareholders for analysis

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Documents relating to General Meetings, such as Call Notices and Motions from the board of directors, are available to shareholders at Bradesco's Shares and Custody Department, the Depository Financial Institution for the company's shares, in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, state of São Paulo, and may also be seen at www.bradesco.com.br – Corporate Governance/ Shareholders, or the BM&FBovespa and CVM websites.

d)      identifying and managing conflicts of interest

As Law No. 6,404/76 states, shareholders should exercise voting rights in the interests of the company. Abusive voting refers to voting for the purpose of causing damage to the company or other shareholders, or to obtain undue advantage for voters themselves or for others, and which may lead to losses for the company or other shareholders.

During the meeting, shareholders whose interests are in conflict with the company's on specific points must report this immediately and refrain from taking part in discussion and voting on this item.

e)      management's request for proxies to exercise voting rights

Bradesco's Management does not request voting proxies and shareholders may decide on their representation at General Meetings at their own discretion.

f)       formalities necessary for the acceptance of shareholders' proxy documents, indicating whether the issuer accepts electronically authorized proxies

If shareholders are represented by proxies, the validity of powers of attorney must be examined before General Meetings begin. In order to hasten the process and facilitate the work of Meetings, at the shareholder's discretion, proof of ownership of shares with preferably two (2) or more business days before the date set for the General Meeting, the proxy must be deposited at the Company's principal offices at Banco Bradesco S.A. – General Secretariat – Corporate – Cidade de Deus – 4o andar do Prédio Vermelho – Vila Yara – Osasco, state of São Paulo – CEP 06029-900. Copies of documentation may also be e-mailed to governancacorp@bradesco.com.br or faxed to 55 11 3684-4630 or 55 11 3683-2564.

Any proxies drafted in a foreign language must be translated into Portuguese and filed with the Registry of Deeds and Documents before forwarding to the Company.

g)      maintaining Internet forums and pages to receive and share investors' comments on agendas for meetings

The following electronic channels are available for shareholders to send comments:

– governancacorp@bradesco.com.br

– investidores@bradesco.com.br

h)      live video and/or audio broadcasts of meetings

Live video and/or audio broadcasts of Meetings are not available.

i)       procedures for allowing shareholders to formulate proposals for inclusion on the agenda

Notices calling the Company's General Meetings explicitly include numbered lists of all the matters to be discussed on the agenda, but other subjects that depend on a decision by the meeting may not be included.

If the Company receives proposals from formulated shareholders, they are evaluated by Management.

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12.3 – Dates and newspapers publishing information required under Law No. 6,404/76

Fiscal year	Publication	Gazette/Newspaper – State	Date
12/31/2011	Financial Statements	Diário do Comércio (São Paulo) - SP	8/2/2012
		Diário Oficial do Estado - SP	8/2/2012
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	1/2/2012 2/2/2012 3/2/2012
		Diário Oficial do Estado - SP	1/2/2012 2/2/2012 3/2/2012
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	8/2/2012 9/2/2012 10/2/2012
		Diário Oficial do Estado - SP	8/2/2012 9/2/2012 10/2/2012
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	Minutes not yet published. They are pending filing with JUCESP.
		Diário Oficial do Estado - SP	

Fiscal year	Publication	Gazette/Newspaper – State	Date
12/31/2010	Financial Statements	Diário do Comércio (São Paulo) - SP	2/16/2011
		Diário Oficial do Estado - SP	2/16/2011
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	1/2/2011 2/2/2011 3/2/2011
		Diário Oficial do Estado - SP	1/2/2011 2/2/2011 3/2/2011
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	9/2/2011 10/2/2011 11/2/2011
		Diário Oficial do Estado - SP	9/2/2011 10/2/2011 11/2/2011
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) - SP	7/6/2011
		Diário Oficial do Estado - SP	7/6/2011

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12.4 – Rules, policies and practices relating to the board of directors

a)      frequency of meetings

The Board meets quarterly and may hold extraordinary meetings when necessary and called by the President or half of its current members, and minutes are written for each meeting.

b)      if there are any provisions of the shareholders agreement that pose restrictions or conditions on the exercise of voting rights by members of the board

There are no shareholder agreements.

c)      rules for identifying and managing conflicts of interest

Law No. 6,404/76 bars officers from intervening in any corporate transaction in which they have conflicting interests with the company, or in related decisions taken by the other officers, and they must notify their impediment and have the nature and extent of their interest recorded in the minutes of the meeting of the board of directors or executive board.

Article 8 of the Internal Rules of Bradesco's board of directors identifies officer impediments that are characterized as conflicts of interest, namely:

a)      performing acts of liberality at the expense of the Company or other Bradesco companies;

b)      borrowing funds from the Company or its subsidiaries, or using the latter's assets for their own benefit;

c)      enjoying any type of advantage due to the position held;

d)      using business opportunities that they may learn of due to their position, for their own benefit or that of others, with or without prejudice to the Company;

e)      omission in the exercise or protection of the Company's rights;

f)       acquiring assets or rights known to be necessary to the Company, or that it intends to acquire, to be resold at a profit;

g)      making use of insider information to gain advantage for themselves or others by buying or selling securities;

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h)      intervening in transactions that involve interests conflicting with the Company or any Bradesco company; should this occur, the reasons for impediment must be recorded in the minutes;

i)        be directly or indirectly involved in trading Securities issued by the Company or referenced to them:

                      i.          prior to disclosure to the market of a material event or fact in the business of Banco Bradesco S.A.;

                     ii.          within fifteen (15) days of Banco Bradesco S.A.'s quarterly or annual reports being disclosed;

                    iii.          if there is the intention of promoting a corporate merger, total or partial split, conversion, or reorganization;

                    iv.          during the process of acquisition or disposal of shares issued by Banco Bradesco S.A, exclusively on dates on which the Bank is trading.

j)        decide on purchase or sale by the Company or by other Bradesco publicly held companies, of their own stock, if there are any:

                      i.          any agreement or contract seeking to transfer shareholder control;

                     ii.          intention of promoting corporate absorption, total or partial split, merger, conversion or reorganization involving significant investment in affiliates.

Bradesco's Ethical Conduct Code item 2.2. Principles, explains that a conflict of interest occurs when there is a possibility of a direct or indirect clash between the personal interests of employees and those of the organization that may undermine or improperly influence its fulfillment of its attributions and responsibilities. Interest is characterized by all and any material advantages in favour of the person themselves or others (relatives, friends, etc.) with whom they have or had personal, business or political relations. In the event of such conflicts, staff must report to their immediate superior for the latter to take a decision accordingly, in all cases safeguarding the assets of the Organization, its customers, shareholders, investors and other related parties.

In order to prevent conflicts of interest, Bradesco's Policy on Related Party Transactions consolidates the Company's procedures for the above mentioned transactions pursuant the rules issued by Regulatory Organizations, thus lending transparency to the process for our shareholders, investors and the market in general, and ensuring strict alignment with the Organization's interests in line with best practices for Corporate Governance. This Policy bars loans or advances to Directors or officers and members of Advisory Councils or the Board, or Tax committees or similar bodies, or to their spouses; relatives to the second degree of kinship, for persons mentioned above; persons or entities holding more than ten percent (10%) of Bradesco capital unless specifically authorized by the Central Bank of Brazil, in each case, for transactions collateralized by effects resulting from the purchase and sale or attachment of goods within general limits set by the National Monetary Council; legal entities of which Bradesco holds more than ten percent (10%) of capital; and legal entities in whose capital more than ten percent (10%) is held by any Bradesco director or officer, or their spouses and relatives to the second degree.

Once identified, any person involved in a conflict of interest must be removed from the arrangements made to solve the issue, which is the responsibility of the Committee for Ethical Conduct, which shall:

a)     review any infractions and violations of corporate or industry Codes of Ethical Conduct, and/or Bradesco's Policies and Procedures, whether reported directly by the complainant or through the Organization's Dependencies;

b)     determine the measures necessary by issuing a report or opinion addressed to the competent Dependencies;

c)     ensuring that infractions and violations are followed by applicable disciplinary actions, regardless of the level of hierarchy concerned, without prejudice of applicable legal penalties;

d)     ensure that the board of directors is informed of issues that may significantly impact the Organization's image; and

e)     submit issues relating to Bradesco's Directors to the Board for appreciation.

12.5 – Description of section committing to settle disputes through arbitration

The bylaws do not contain a commitment to arbitration for settling conflicts among shareholders or between the latter and the issuer.

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12.6/8 – Composition and professional experience of management and fiscal council

12.7 – Membership of statutory committees and audit, financial and compensation committees

12.9 – Existence of marital or stable relationships, or kinship to the second degree between managements of the issuer, subsidiaries and controlling shareholders

12.10 – Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Lázaro de Mello Brandão

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Lázaro de Mello Brandão

b.        age: 85 years old

c.        profession: Banking

d.        CPF or passport number: CPF 004.637.528/72

e.        elected position held: President of the board of directors

f.         date of election: 03.09.2012

g.        date took office: 05.02.2012

h.        mandate: until 03.09.2013

i.         other positions or duties with Bradesco: Member of the Statutory Committee for Compensation, acting as Coordinator.

j.         indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: President of the board of directors. In addition to legally determined attributions of the board of directors and attributions under Company bylaws, the President is responsible for chairing board meetings and general meetings.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

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Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

– Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Leasing S.A. – Arrendamento Mercantil

position and duties: President of the board of directors. In addition to legally determined attributions of the board of directors and attributions under Company bylaws, the President is responsible for chairing board meetings and general meetings.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

– Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

position and duties President of the board of directors. In addition to legally determined attributions of the board of directors and attributions under Company bylaws, the President is responsible for chairing board meetings and  general meetings.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

– Controlling group:

Direct: Cidade de Deus – Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

company: Banco Espírito Santo, S.A.

position and duties: Non-executive member of the board of directors from 03.27.2002 to 03.31.2008, whose attributions are the same as those of the board of directors stated in Company bylaws: exercise the most extensive powers of management and representation of the company and take all measures necessary or convenient for the activities stated in its business purpose.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Conducting banking business.

155 – Reference Form – 2012

12. General meeting and management

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BES securities:

– Controlling group:

Bespar – Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

– Other:

Silchester International Investors Limited

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.15.71 – Executive Director

09.12.77 – Executive Vice-president

01.08.81 – CEO

03.10.82 – CEO and Vice-president of the board of directors

02.12.90 to 03.10.99 – CEO

from 02.12.90 – President of the board of directors

Banco BERJ S.A.

from 11.03.2011 – President of the board of directors

Bradesco Leasing S.A. – Arrendamento Mercantil

02.14.78 – Director

03.30.81 – Executive Vice-president

04.23.81 – CEO

03.23.82 to 10.27.89 – Vice-president of the board of directors

09.28.90 to 04.14.99 – CEO

from 09.28.90 – President of the board of directors

Bradespar S.A.

from 03.30.2000 – President of the board of directors

Banco Baneb S.A. (extinguised 12.30.2004)

07.01.99 to 04.25.2003 – President of the board of directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (extinguished 03.12.2004)

12.15.97 to 04.07.98 – CEO

12.16.97 to 06.29.98 – President of the board of directors

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 to 04.24.2003 – President of the board of directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 06.30.2006 – President of the board of directors (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.

156 – Reference Form – 2012

12. General meeting and management

02.13.2004 to 08.30.2004 – President of the board of directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (extinguished 11.04.92)

08.26.64 – Director

02.09.78 – Executive Vice-president

04.15.81 – CEO

03.23.82 – CEO and Vice-president of the board of directors and Control

03.29.90 to 11.04.92 – CEO and President of the board of directors and Control

Bancocidade – Leasing Arrendamento Mercantil S.A. (extinguished  07.30.2004)

06.10.2002 to 04.30.2003 – President of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

12.26.97 to 04.30.98 – CEO

12.29.97 to 04.29.2003 – President of the board of directors (CVM registration canceled 06.30.98)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

04.15.2002 to 03.31.2003 – President of the board of directors

Baneb Leasing S.A. – Arrendamento Mercantil (extinguished 07.28.2000)

08.31.99 to 07.28.2000 – President of the board of directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.30.2003 – President of the board of directors

Bradesplan Participações S.A.

03.08.84 to 04.30.99 – CEO

12.28.98 to 04.26.2006 – President of the board of directors (CVM registration canceled 02.07.2006)

Everest Leasing S.A. Leasing

(ex-Zogbi Leasing S.A. Arrendamento Mercantil)

02.16.2004 to 07.05.2004 – President of the board of directors

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (extinguished 04.30.98)

01.23.98 to 04.30.98 – President of the board of directors and CEO

Finasa Leasing Arrendamento Mercantil S.A. (extinguished 04.30.2003)

04.30.2002 to 04.30.2003 – President of the board of directors

Pevê-Finasa Participações e Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – President of the board of directors

Pevê Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – President of the board of directors

Scopus Tecnologia S.A.

07.28.89 to 04.28.2004 – President of the board of directors (CVM registration canceled 08.12.92)

SID Informática S.A.

12.11.84 to 09.13.85 – Member of the board of directors

04.30.87 to 06.26.87 – Member of the board of directors

SID – Microeletrônica S.A.

157 – Reference Form – 2012

12. General meeting and management

06.27.86 to 06.26.87 – Member of the board of directors

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii.  any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.  any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  the issuer’s officers and directors

NOTHING TO DECLARE

b.  (i) the issuer’s officers and directors and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE

c.  (i) the issuer’s officers and directors and those of its directly or indirectly held  subsidiaries or controlled companies and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE.

d. (i) the issuer’s officers and directors and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer’s officers and directors and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c.   if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12.  Supply other information the issuer believes is material:

Mr. de Mello Brandão studied Economics and Business Administration.

158 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. – Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Lázaro de Mello Brandão and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.        name: Lázaro de Mello Brandão

b.        position held with Bradesco: President of the board of directors

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	President of the board of directors	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	President of the board of directors	-	Direct	President of the board of directors	-	Direct	Mandate ended September 1, 2011	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	President of the board of directors	-	Direct	President of the board of directors	-	Direct	President of the board of directors	-	Direct
Bradport – S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	-	-	-	President of the board of directors	-	Indirect

159 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

          Item 12.10. b. – Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Lázaro de Mello Brandão and the direct or indirect controllers of Bradesco (sheet 1/1):

a.   name: Lázaro de Mello Brandão

b.   position held with Bradesco: President of the board of directors

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	President of the board of directors and CEO	-	Indirect	President of the board of directors and CEO	-	Indirect	President of the board of directors and CEO	-	Indirect
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32	President of the board of directors and CEO	-	Direct	President of the board of directors and CEO	-	Direct	President of the board of directors and CEO	-	Direct
Fundação Bradesco	60.701.521/0001-06	President of the board of governors and board of directors	-	Direct	President of the board of governors and board of directors	-	Direct	President of the board of governors and board of directors	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect

160 – Reference Form – 2012

12. General meeting and management

Antônio Bornia

12.6. In relation to each of the issuer’s officers and directors and fiscal council members, state in the form of a table:

a.     name: Antônio Bornia

b.     age: 76 years old

c.     profession: Banking

d.     CPF or passport number: CPF 003.052.609/44

e.     elected position held: Vice-president of the board of directors

f.   date of election: 03.09.2012

g.     date took office: 05.02.2012

h.     mandate: until 03.09.2013

i.    other positions and duties with: Member of the Statutory Committee for Compensation

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, stating:

company: Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the Company's bylaws. The Vice-president of the Board will also substitute the President if the position becomes vacant and in his/her absence or during temporary impediments.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

– Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Leasing S.A. – Arrendamento Mercantil

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the Company's bylaws. The Vice-president of the Board will also substitute the President if the position becomes vacant and in his/her absence or during temporary impediments.

161 – Reference Form – 2012

12. General meeting and management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

– Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the Company's bylaws. The Vice-president of the Board will also substitute the President if the position becomes vacant and in his/her absence or during temporary impediments.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Member of the Statutory Committee for Compensation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

– Controlling group:

Direct: Cidade de Deus – Companhia Comercial de Participações, NCF

Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

company: Banco Espírito Santo, S.A.

position and duties: Non-executive member of the board of directors from 04.23.2010 to 03.26.2012, whose attributions are the same as those of the board of directors stated in Company bylaws: exercise the most extensive powers of management and representation of the company and take all measures necessary or convenient for the activities stated in its business purpose.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Conducting banking business.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BES securities:

– Controlling group:

Bespar – Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

– Other:

Silchester International Investors Limited

162 – Reference Form – 2012

12. General meeting and management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.29.75 – Adjunct Director

04.26.79 – Director

06.08.81 – Executive Vice-president

from 03.10.99 – Vice-president of the board of directors

Banco BERJ S.A. (ex-Banco do Estado do Rio de Janeiro S.A. – BERJ)

from 11.03.2011 – Vice-president of the board of directors

Bradesco Leasing S.A. – Arrendamento Mercantil

03.23.82 – Director

from 03.27.96 – Vice-president of the board of directors

Bradespar S.A.

from 03.30.2000 – Vice-president of the board of directors

Banco Baneb S.A. (extinguished 12.30.2004)

07.01.99 to 04.25.2003 – Vice-president of the board of directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (extinguished 03.12.2004)

12.16.97 to 06.29.98 – Member of the board of directors

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 to 04.24.2003 – Member of the board of directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 06.30.2006 – Vice-president of the board of directors (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.

02.13.2004 – Member of the board of directors

07.01.2004 to 08.30.2004 – Vice-president of the board of directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (extinguished 11.04.1992)

11.24.81 to 11.04.92 – Director

Bancocidade – Leasing Arrendamento Mercantil S.A. (extinguished  07.30.2004)

06.10.2002 to 04.30.2003 – Vice-president of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

12.29.97 to 04.28.99 – Member of the board of directors (CVM registration canceled 06.30.98)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

04.15.2002 to 03.31.2003 – Vice-president of the board of directors

Baneb Leasing S.A. – Arrendamento Mercantil (extinguished 07.28.2000)

08.31.99 to 07.28.2000 – Vice-president of the board of directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.30.2003 – Vice-president of the board of directors

Bradesplan Participações S.A.

03.10.82 – Director

163 – Reference Form – 2012

12. General meeting and management

04.30.99 to 04.26.2006 – Vice-president of the board of directors (CVM registration canceled 02.07.2006)

Brasmotor S.A.

04.25.96 to 04.07.98 – Member of the board of directors

Everest Leasing S.A. Arrendamento Mercantil

(ex-Zogbi Leasing S.A. Arrendamento Mercantil)

02.16.2004 to 07.05.2004 – Vice-president of the board of directors

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (extinguished 04.30.98)

01.23.98 to 04.30.98 – Member of the board of directors

Finasa Leasing Arrendamento Mercantil S.A. (extinguished 04.30.2003)

04.30.2002 to 04.30.2003 – Vice-president of the board of directors

Pevê-Finasa Participações e Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – Vice-president of the board of directors

Pevê Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – Vice-president of the board of directors

Scopus Tecnologia S.A.

07.28.89 to 04.29.99 – Member of the board of directors (CVM registration canceled 08.12.92)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer’s officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer’s officers and directors and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer’s officers and directors and those of its directly or indirectly held  subsidiaries or controlled companies and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE.

164 – Reference Form – 2012

12. General meeting and management

d.     (i) the issuer’s officers and directors and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer’s officers and directors and:

a.  company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c.  if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12.  Supply other information the issuer believes is material:

Mr. Bornia concluded secondary education.

165 – Reference Form – 2012

12. General meeting and management

ANNEX

Formulário de Referência – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. –  Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antônio Bornia and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.   name: Antônio Bornia

b.   position held with Bradesco: Vice-president of the board of directors

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Vice-president of the board of directors	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	Vice-president of the board of directors	-	Direct	Vice-president of the board of directors	-	Direct	President of the board of directors	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Vice-president of the board of directors	-	Direct	Vice-president of the board of directors	-	Direct	Vice-president of the board of directors	-	Direct
Bradesco Securities Hong Kong Limited	-	-	-	-	-	-	-	President of the board of directors	-	Direct
Bradesco Securities, Inc.	-	President of the board of directors	-	Direct	President of the board of directors	-	Direct	President of the board of directors	-	Direct
Bradesco Securities UK Limited	-	President of the board of directors	-	Direct	President of the board of directors	-	Direct	President of the board of directors	-	Direct
Bradport – S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	-	-	-	Vice-president of the board of directors	-	Indirect

166 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. – Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antônio Bornia and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Antônio Bornia

b.   position held with Bradesco: Vice-president of the board of directors

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Vice-president of the board of directors and executive vice-president	-	Indirect	Vice-president of the board of directors and executive vice-president	-	Indirect	Vice-president of the board of directors and executive vice-president	-	Indirect
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32	Vice-president of the board of directors and executive vice-president	-	Direct	Vice-president of the board of directors and executive vice-president	-	Direct	Vice-president of the board of directors and executive vice-president	-	Direct
Fundação Bradesco	60.701.521/0001-06	Vice-president of the board of governors and executive vice-president	-	Direct	Vice-president of the board of governors and executive vice-president	-	Direct	Vice-president of the board of governors and executive vice-president	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Executive Vice-president	-	Indirect	Executive Vice-president	-	Indirect	Executive Vice-president	-	Indirect

167 – Reference Form – 2012

12. General meeting and management

Mário da Silveira Teixeira Júnior

12.6. In relation to each of the issuer’s officers and directors and fiscal council members, state in the form of a table:

a.      name: Mário da Silveira Teixeira Júnior

b.      age: 66 years old

c.      profession: Banking

d.      CPF or passport number: CPF 113.119.598/15

e.      elected position held: Member of the board of directors

f.   date of election: 03.09.2012

g.      date took office: 05.02.2012

h.      mandate: until 03.09.2013

i.    Other positions and duties with Bradesco: Member of the Statutory Committee for Compensation and Internal Controls and Compliance, acting as Coordinator in the latter.

j.    Indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the Company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

– Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Leasing S.A. – Arrendamento Mercantil

168 – Reference Form – 2012

12. General meeting and management

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the Company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

– Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the Company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

– Controlling group:

Direct: Cidade de Deus – Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

company: Banco Espírito Santo de Investimento, S.A.

position and duties: Voting Member of the board of directors from 03.26.2002 to 03.16.2009, whose attributions are the same as those of the board of directors stated in the Company's bylaws: manage the activities of the Society and represent it in full in and out of court.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: The company's objective is to conduct banking business and all operations banks are legally allowed to undertake.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of securities of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

ii. list all management positions the person holds or held in publicly-held companies

169 – Reference Form – 2012

12. General meeting and management

Banco Bradesco S.A.

01.30.84 – Departmental director

03.12.92 – Executive managing director

03.10.98 – Executive Vice-president

03.10.99 to 07.16.2001 – Member of the board of directors

from 03.14.2002 – Member of the board of directors

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. – BERJ)

from 11.03.2011 – Member of the board of directors

Bradesco Leasing S.A. – Arrendamento Mercantil

03.27.92 to 03.26.97 – Director

03.26.98 – Director

from 03.30.98 – Member of the board of directors

Bradespar S.A.

03.30.2000 – Member of the board of directors

07.16.2001 to 03.14.2002 – CEO

from 04.30.2002 – Member of the board of directors

Vale S.A.

04.16.2003 – Full member of the board of directors

from 05.21.2003 – Vice-president of the board of directors

Banco Baneb S.A. (extinguished 12.30.2004)

07.01.99 to 07.16.2001 – Member of the board of directors (CVM registration canceled 12.01.2000)07.01.99 to 07.16.2001 - Member of the board of directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (extinguished 03.12.2004)

04.07.98 to 06.29.98 – Member of the board of directors

Banco BEA S.A. (extinguished 04.24.2003)

04.22.2002 to 04.24.2003 – Member of the board of directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 06.30.2006 – Member of the board of directors (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.

02.13.2004 to 08.30.2004 – Member of the board of directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (extinguished 11.04.92)

03.30.92 to 11.04.92 – Director

Bancocidade – Leasing Arrendamento Mercantil S.A. (extinguished  07.30.2004)

06.10.2002 to 04.30.2003 – Member of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

04.30.98 to 07.16.2001 – Member of the board of directors (CVM registration canceled 06.30.98)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

04.15.2002 to 03.31.2003 – Member of the board of directors

170 – Reference Form – 2012

12. General meeting and management

Baneb Leasing S.A. – Arrendamento Mercantil (extinguished 07.28.2000)

08.31.99 to 07.28.2000 – Member of the board of directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 07.16.2001 – Member of the board of directors

04.17.2002 to 04.30.2003 – Member of the board of directors

Bradesplan Participações S.A.

03.20.98 – Director

04.30.99 – Member of the board of directors

07.17.2001 to 03.14.2002 – CEO

04.30.2002 to 04.26.2006 – Member of the board of directors (CVM registration canceled 02.07.2006)

COFAP – Companhia Fabricadora de Peças

06.24.96 to 10.24.97 – Member of the board of directors

Companhia Paulista de Força e Luz (CPFL)

11.18.97 to 04.24.2000 – Member of the board of directors

08.02.2001 to 04.29.2005 – Full member of the board of directors

Companhia Piratininga de Força e Luz

04.30.2003 to 04.29.2005 – Full member of the board of directors

Companhia Siderúrgica Nacional – CSN

03.01.96 to 04.25.2000 – Full member of the board of directors

CPFL Energia S.A.

08.30.2001 – Member of the board of directors

04.30.2003 to 04.28.2006 – Full member of the board of directors

CPFL Geração de Energia S.A.

08.02.2001 – Member of the board of directors

04.29.2003 to 04.29.2005 – Full member of the board of directors

Everest Leasing S.A. Arrendamento Mercantil

(ex-Zogbi Leasing S.A. Arrendamento Mercantil)

02.16.2004 to  07.05.2004 – Member of the board of directors

Finasa Leasing Arrendamento Mercantil S.A. (extinguished 04.30.2003)

04.30.2002 to 04.30.2003 – Member of the board of directors

Net Serviços de Comunicação S.A.

02.05.98 to 04.25.2000 – Alternate member of the board of directors

Pevê-Finasa Participações e Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – Member of the board of directors

Pevê Prédios S.A. (extinguished 01.30.2003)

04.29.2002 to 01.30.2003 – Member of the board of directors

Rio Grande Energia S.A.

12.29.97 to 04.27.2000 – Alternate member of the board of directors

171 – Reference Form – 2012

12. General meeting and management

São Paulo Alpargatas S.A.

03.29.96 – Member of the board of directors

02.03.97 to 04.14.99 – Full member of the board of directors

Scopus Tecnologia S.A.

04.30.92 to 02.16.94 – Member of the board of directors (CVM registration canceled 08.12.92)

Tigre S.A. Tubos e Conexões

04.14.97 to 04.14.98 – Full member of the board of directors

VBC Energia S.A.

(ex-Serra da Mesa Energia S.A.)

03.21.97 to 04.25.2000 – Member of the board of directors

11.07.2001 – President of the board of directors

11.14.2003 to 04.28.2005 – Member of the board of directors

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  the issuer’s officers and directors

NOTHING TO DECLARE.

b.  (i) the issuer’s officers and directors and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE.

c.  (i) the issuer’s officers and directors and those of its directly or indirectly held  subsidiaries or controlled companies and (ii) those of the issuer’s directly and indirectly held  controlling entities:

NOTHING TO DECLARE.

d. (i) the issuer’s officers and directors and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer’s officers and directors and:

a. company directly or indirectly controlled by Bradesco:

SEE ANNEX.

172 – Reference Form – 2012

12. General meeting and management

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. da Silveira Teixeira earned degrees in Civil Engineering and Business Administration from Universidade Presbiteriana Mackenzie.

173 – Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

 Item 12.10. a. – Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Mário da Silveira Teixeira Júnior and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.      name: Mário da Silveira Teixeira Júnior

b.      position held with Bradesco: Member of the board of directors

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Member of the board of directors	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Member of the board of directors	-	Direct	Member of the board of directors	-	Direct	Member of the board of directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	-	-	-	Member of the board of directors	-	Indirect

174 – Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form – CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

 Item 12.10. b. – Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Mário da Silveira Teixeira Júnior and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.      name: Mário da Silveira Teixeira Júnior

b.      position held with Bradesco: Member of the board of directors

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the board of directors and Director	-	Indirect	Member of the board of directors and director	-	Indirect	Member of the board of directors and director	-	Indirect
Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32	Member of the board of directors	-	Direct	Member of the board of directors	-	Direct	Member of the board of directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors and managing director	-	Direct	Member of the board of governors and managing director	-	Direct	Member of the board of governors and managing director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

175 – Reference Form – 2012

12. General meeting and management

João Aguiar Alvarez

12.6. In relation to each of the issuer’s officers and directors and fiscal council members, state in the form of a table:

a.      name: João Aguiar Alvarez

b.     age: 51 years old

c.     profession: Agricultural Engineer

d.     CPF or passport number: CPF 029.533.938/11

e.     elected position held: Member of the board of directors

f.   date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until 03.09.2013

i.    other positions and duties with issuer: NOTHING TO DECLARE.

j.    indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the Company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

– Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the Company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

176 – Reference Form – 2012

12. General meeting and management

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

– Controlling group:

Direct: Cidade de Deus – Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

company: Cidade de Deus – Companhia Comercial de Participações

position and duties: Member of the board of directors From 04.30.1986 and as of 4.19.1988, also holding the position of director; whose attributions as a board member are determined by legislation and the Company's bylaws; and whose attributions as director are those of a company officer: a) determine attributions of members of senior management; and b) obey Company bylaws and ensure they are obeyed.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests in the capital of other companies, and managing, buying and selling securities on its own behalf.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Cidade de Deus – Companhia Comercial de Participações securities:

– Controlling group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

– Other:

Aguiar Family

ii.   list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 02.12.90 – Member of the board of directors

Bradespar S.A.

from 03.30.2000 – Member of the board of directors

Bradesplan Participações S.A.

04.28.2000 to 04.26.2006 – Member of the board of directors (CVM registration canceled 02.07.2006)

b. description of any of the following events occurring during the last 5 years:

i.  any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that has suspended or disqualified him/her from a professional or commercial activity of any kind

NOTHING TO DECLARE.

177 – Reference Form – 2012

12. General meeting and management

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  Bradesco’s officers and directors:

Mr. João Aguiar Alvarez is the brother of Ms. Denise Aguiar Alvarez, Member of the board of directors of Bradesco.

b.  (i) the issuer’s officers and directors and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE.

c.  (i) the issuer’s officers and directors and those of its directly or indirectly held  subsidiaries or controlled companies and (ii) those of the issuer’s directly and indirectly held  controlling entities

NOTHING TO DECLARE.

d.  (i) the issuer’s officers and directors and (ii) those of the issuer’s directly and indirectly held  controlling entities

(ii) Mr. João Aguiar Alvarez is son of Ms. Lina Maria Aguiar, Member of the board of directors of Cidade de Deus – Companhia Comercial de Participações and Member of the board of governors of the Bradesco Foundation.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer’s officers and directors and:

a. company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12.    Supply other information the issuer believes is material:

Mr. Aguiar Alvarez earned a degree in Agronomy from Faculdade de Agronomia e Zootecnia Manuel Carlos Gonçalves in Espírito Santo do Pinhal, SP.

178 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. João Aguiar Alvarez and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a. name: João Aguiar Alvarez

b. position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct	Member of the Board of Directors and Director	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Adjunct Director	-	Direct	Member of the Board of Governors and Adjunct Director	-	Direct	Member of the Board of Governors and Adjunct Director	-	Direct

179 – Reference Form – 2012

12. General meeting and management

Denise Aguiar Alvarez

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Denise Aguiar Alvarez

b.  age: 54 years old

c.  profession:Educator

d.  CPF or passport number: CPF 032.376.698/65

e.  elected position held: Member of the Board of Directors

f.  date of election: 03.09.2012

g.  date took office: 02.05.2012

h.  mandate: until 03.09.2013

i.  other positions or duties with issuer: NOTHING TO DECLARE.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years:

company: Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

180 – Reference Form – 2012

12. General meeting and management

Company’s principal activity: Holding interests as partner or shareholder in other companies. Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Direct: Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

company: Cidade de Deus - Companhia Comercial de Participações

position and duties: Member of the board of directors from 04.30.1986 and as of 07.18.1988, also holding the position of director; whose attributions as a board member are determined by legislation and the company's bylaws; and whose attributions as director are those of a company officer: a) determine attributions of members of the executive board; and b) obey Company's bylaws and ensure they are obeyed.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests in the capital of other companies, and managing, buying and selling securities on its own behalf.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Cidade de Deus - Companhia Comercial de Participações securities:

- Controlling group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Other:

Aguiar Family

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 02.12.90 - Member of the board of directors

Bradespar S.A.

From 03.30.2000 - Member of the board of directors

Bradesplan Participações S.A.

04.28.2000 to 04.26.2006 - Member of the board of directors (CVM registration canceled 02.07.2006)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

181 – Reference Form – 2012

12. General meeting and management

a.  Bradesco's officers and directors:

Mrs. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, member of the board of directors of Bradesco.

b.  (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.  (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.  (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of Bradesco

(ii) Mrs. Denise Aguiar Alvarez is daughter of Mrs. Lina Maria Aguiar, member of the board of directors of Cidade de Deus – Companhia Comercial de Participações and member of the board of governors of the Fundação Bradesco.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

NOTHING TO DECLARE.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mrs. Denise Aguiar Alvarez gained a degree in Education at PUC – Pontifícia Universidade Católica de São Paulo, and earned a Masters in Education from New York University- EUA.

182 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mrs. Denise Aguiar Alvarez and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.  name: Denise Aguiar Alvarez

b.  position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Executive Board	-	Direct	Member of the Board of Directors and Executive Board	-	Direct	Member of the Board of Directors and Executive Board	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Adjunct Director	-	Direct	Member of the Board of Governors and Adjunct Director	-	Direct	Member of the Board of Governors and Adjunct Director	-	Direct

183 – Reference Form – 2012

12. General meeting and management

Luiz Carlos Trabuco Cappi

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Luiz Carlos Trabuco Cappi

b.  age: 60 years old

c.  profession: Banking

d.  CPF or passport number: CPF 250.319.028/68

e.  elected position held: Member of the board of directors and CEO

f.  date of election: 03.09. 2012

g.  date took office: of the Board of Directors on 05.02.2012 and of the Executive Board on __-__-_____

h.  mandate: of the Board of Directors until 03.09.2012 and of the Executive Board until the first Council Meeting that is held after the Ordinary General Meeting of 2013.

i.  other positions or duties with Bradesco: Member of the Statutory Committee for Compensation, and of the executive committee for Strategic Planning and Human Resources and Personnel Management, acting as coordinator in both.

j.  indicate if elected by the controller or not: elected by the Controller to compose the Board of Directors and elected by the Board of Directors as CEO.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. Principal professional experience in the last five years:

company: Banco Bradesco S.A.

positions and duties: Member of the board of directors and CEO, whose responsibilities as Adviser are the same as the Board of Directors established in the law and in the Bylaws of the Society; and of CEO: shall chair the executive board's meetings, and supervise and coordinate the work of its members;

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Leasing S.A. - Leasing

184 – Reference Form – 2012

12. General meeting and management

positions and duties: Member of the board of directors and CEO, whose responsibilities as Adviser are the same as the Board of Directors established in the law and in the Bylaws of the Society; and of CEO: shall chair the executive board's meetings, and supervise and coordinate the work of its members;

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

positions and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Direct: Cidade de Deus - Companhia Comercial de Participações, NCF

Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A.,

NCD Participações Ltda.

company: Bradesco Seguros S.A.

positions and duties: CEO from 03.28.2003 to 03.26.2009. In addition to the normal powers pursuant legislation and Company bylaws, the chief executive officer also chairs executive board meetings; supervise and coordinate the work of its members; distributes attributions in the Company's different operational and administrative areas to other directors; settles issues or disputes arising in the executive management of the Company. Principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Seguros securities:

185 – Reference Form – 2012

12. General meeting and management

- Controlling group:

Banco Bradesco S.A. e Bradseg Participações Ltda.

company: Bradesco Auto/RE Companhia de Seguros

positions and duties: CEO from 03.31.2003 to 03.26.2009. In addition to the normal powers pursuant legislation and Company bylaws, the chief executive officer also chairs board meetings; directs company business and ensures that the board's policy and resolutions are put into practice; distributes attributions in the Company's different operational and administrative areas to other directors; settles issues or disputes arising in the executive management of the Company.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Auto / RE securities:

- Controlling group:

Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

company: Bradesco Capitalização S.A.

positions and duties: CEO from 03.28.2003 to 03.26.2009.In addition to the normal powers pursuant legislation and Company bylaws, the chief executive officer also chairs the executive board's meetings, and supervises and coordinates the actions of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Carry out all transactions allowed for companies dealing in certificated savings plans under current legal provisions and regulations.

Companies that are part of the group of shareholders that directly or indirectly hold 5% or more of the same class or type of securities issued by Bradesco Capitalização:

- Controlling group:

Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A.

company: Bradesco Saúde S.A.

positions and duties: CEO from 03.31.2003 to 03.27.2009. In addition to the normal powers pursuant legislation and Company bylaws, the chief executive officer also chairs the board's meetings, and supervises and coordinates the actions of its members.

186 – Reference Form – 2012

12. General meeting and management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Developing and managing private insurance business exclusively for health care insurance of all types defined in the legislation in force, not being allowed to deal in any other class or type of insurance, but may participate as partner or shareholder other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

company: Banco Espírito Santo, S.A.

positions and duties: Non-executive member of the board of directors from 07.16.2009 to 03.31.2010, whose attributions were the same as those of the board of directors stated in the company's bylaws: exercise the most extensive powers of management and representation of the company and take all measures necessary or convenient for the activities stated in its business purpose.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Conducting banking business.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BES securities:

- Controlling group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole

S.A., ESFG-Espirito Santo Financial Group S.A.

- Other:

Silchester International Investors Limited

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.30.84 to 03.12.92 - Departmental director

03.10.98 - Executive managing director

03.10.99 – Executive Vice-President

From 03.10.2009 - Member of the board of directors and Chief executive officer

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

From 11.03.2011 - Member of the board of directors and Chief executive officer

Bradesco Leasing S.A. - Leasing

04.14.99 - Director

187 – Reference Form – 2012

12. General meeting and management

From 04.30.2009 - Member of the board of directors and Chief executive officer

Bradespar S.A.

From 04.29.2009 - Member of the board of directors

Odontoprev S.A.

From 12.23.2009 – President of the board of directors

Banco Alvorada S.A.

06.09.2003 to 04.11.2004 – Executive vice-president (CVM registration canceled 10.28.2003)

Banco Baneb S.A. (extinguished 12.30.2004)

07.22.99 to 04.25.2002 – Executive vice-president (CVM registration canceled 12.01.2000)

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 - Director for Institutional Relations

04.22.2002 to 04.24.2003 - Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

04.25.2006 to 03.11.2006 - Director (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.

04.08.2004 to 05.30.2006 - Director (CVM registration canceled 08.06.2004)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

01.31.2003 to 03.09.2004 – Executive vice-president (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.30.2003 - Member of the board of directors

Bradesplan Participações S.A.

04.30.99 to 04.28.2000 - Director

1.1.1.1.1    Everest Leasing S.A. Leasing

(ex-Zogbi Leasing S.A. Arrendamento Mercantil)

04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

b. description of any of the following events occurring during the last 5 years:

i.  any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.  any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  the issuer's officers and directors

NOTHING TO DECLARE.

188 – Reference Form – 2012

12. General meeting and management

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a. a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Luiz Carlos Trabuco Cappi earned a degree from Faculdade de Filosofia, Ciências e Letras de São Paulo, and a postgraduate specialist qualification from the Postgraduate Social Sciences School at Fundação Escola de Sociologia e Política de São Paulo.

189 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Trabuco Cappi and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/7):

a.   name: Luiz Carlos Trabuco Cappi

b.   position held with Bradesco: Member of the board of directors and CEO

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Alpha Serviços de Rede de Autoatendimento S.A	09.092.759/0001-16	Executive Vice-president	-	-	Executive Vice-president	-	-	Executive Vice-president	-	Indirect
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Atlântica Capitalização S.A.	01.598.935/0001-84	CEO	Mandate ended March	Indirect	-	-	-	-	-	-
Atlântica Companhia de Seguros	33.151.291/0001-78	CEO	Mandate ended March	Indirect	-	-	-	-	-	-
Banco Alvorada S.A.	33.870.163/0001-84	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Member of the Board of Directors and CEO	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct

190 – Reference Form – 2012

12. General meeting and management

Banco Bradesco BBI S.A.	06.271.464/0001-19	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	-	-	-	Member of the Board of Directors	-	Direct	Vice-Chairman of the Board of Directors	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradescard Elo Participações S.A.	09.226.818/0001-00	CEO	-	-	CEO	-	-	CEO	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Bradesco Argentina de Seguros S.A.	-	CEO	Mandate ended June	Indirect	-	-	-	-	-	-
Bradesco Auto/RE Companhia de Seguros	92.682.038/0001-00	CEO	Mandate ended March	Indirect	-	-	-	-	-	-
Bradesco Capitalização S.A.	33.010.851/0001-74	CEO	Mandate ended March	Indirect	-	-	-	-	-	-
Bradesco Dental S.A.	09.060.348/0001-49	CEO	Mandate ended March	Indirect	-	-	-	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct
Bradesco Saúde S.A.	92.693.118/0001-60	CEO	Mandate ended March	Indirect	-	-	-	-	-	-

191 – Reference Form – 2012

12. General meeting and management

Bradesco SegPrev Investimentos Ltda.	07.394.162/0001-09	CEO	Mandate ended March	Indirect	-	-	-	-	-	-
Bradesco Seguros S.A.	33.055.146/0001-93	CEO	Mandate ended March	Indirect	-	-	-	-	-	-
Bradesco Services Co., Ltd.	-	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	-	-	-	-	-	-	Manager	-	Direct
Bradseg Participações Ltda.	02.863.655/0001-19	CEO	Mandate ended April	Direct	-	-	-	-	-	-
Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	CEO	-	-	CEO	-	Indirect	CEO	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
Elo Participações S.A.	09.227.099/0001-33	CEO	-	-	Executive Vice-president	-	-	Executive Vice-president	Mandate ended April	Indirect
Elo Serviços S.A.	09.227.084/0001-75	CEO	-	-	Executive Vice-president	-	-	Executive Vice-president	Mandate ended April	Indirect

192 – Reference Form – 2012

12. General meeting and management

Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	CEO	-	Indirect	CEO	-	-	CEO	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	CEO	-	Indirect	CEO	-	Indirect	CEO	Mandate ended August	Indirect
Odontoprev S.A.	58.119.199/0001-51	President of the Board of Directors	-	Indirect	President of the Board of Directors	-	Indirect	President of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct
União Participações Ltda.	05.892.410/0001-08	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect

193 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Trabuco Cappi and companies directly or indirectly holding controlling interests in Banco Bradescco S.A.:

a.     name: Luiz Carlos Trabuco Cappi

b.     position held with Bradesco: Member of the board of directors and CEO

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Director	-	Indirect	Member of the Board of Directors and Director	-	Indirect	Member of the Board of Directors and Director	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors and Director	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

194 – Reference Form – 2012

12. General meeting and management

Carlos Alberto Rodrigues Guilherme

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Carlos Alberto Rodrigues Guilherme

b.  age: 68 years old

c.  profession: Banking

d.  CPF or passport number: CPF 021.698.868/34

e.  elected position held: Member of the Board of Directors

f.  date of election: 03.09.2012

g.  date took office: 05.02.2012

h.  mandate: until 03.09.2013

i.  other positions and duties with Bradesco: Member of the Statutory Committees for Compensation, Ethical Conduct; Internal Controls and Compliance and Audit, acting as coordinator of the latter.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory22

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years:

company: Banco Bradesco S.A.

positions and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Leasing S.A. - Leasing

195 – Reference Form – 2012

12. General meeting and management

positions and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

positions and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Direct: Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.86 - Departmental director

03.10.98 - Adjunct Executive Director

03.10.99 to 03.10.2009 - Executive managing director

From 03.10.2009 - Member of the board of directors

Banco BERJ S.A.

From 11.03.2011 - Member of the board of directors

From 04.30.2009 - Member of the board of directors

Bradesco Leasing S.A. – Arrendamento Mercantil
From 04.30.2009 - Member of the board of directors

Bradespar S.A.

From 04.29.2009 - Member of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

04.30.98 to 04.29.2003 - Director (CVM registration canceled 06.30.98)

196 – Reference Form – 2012

12. General meeting and management

description of any of the following events occurring during the last 5 years:

i.   any criminal conviction:

NOTHING TO DECLARE.

ii.  any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.  any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.   issuer's management

NOTHING TO DECLARE.

b.   (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.    (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c.  if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

 NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Carlos Alberto Rodrigues Guilherme holds a Law degree from Fundação Pinhalense de Ensino.

197 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Carlos Alberto Rodrigues Guilherme and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.   name: Carlos Alberto Rodrigues Guilherme

b.   position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect

198 – Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Carlos Alberto Rodrigues Guilherme and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Carlos Alberto Rodrigues Guilherme

b.   position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct	Member of the Board of Governors and Managing Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

199 – Reference Form – 2012

12. General meeting and management

Milton Matsumoto

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Milton Matsumoto

b.  age: 67 years old

c.  profession: Banking

d.  CPF or passport number: CPF 081.225.550/04

e.  elected position held: Member of the Board of Directors

f.  date of election: 03.09.2012

g.  date took office: 05.02.2012

h.  mandate: until 03.09.2013

i.  other positions and duties with Bradesco: Member of the Statutory Committees for Compensation, Internal Controls and Compliance, and Ethical Conduct, acting as coordinator of the latter.

j.  indicate if elected by the controller or not: Elected by controlling shareholder

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. Principal professional experience in the last five years:

company: Banco Bradesco S.A.

positions and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Leasing S.A. - Leasing

positions and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

200 – Reference Form – 2012

12. General meeting and management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

positions and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Direct: Cidade de Deus - Companhia Comercial de Participações, NCF

Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A.,

NCD Participações Ltda.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.11.1985 - Departmental director

03.10.98 - Adjunct Executive Director

03.10.99 - Executive managing director

From 03.10.2011 - Member of the board of directors

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

From 11.03.2011 - Member of the board of directors

Bradesco Leasing S.A. - Leasing

From 04.29.2011 - Member of the board of directors

Bradespar S.A.

From 04.28.2011 - Member of the board of directors

CPM Braxis S.A.

02.24.2003 to 03.20.2007 – Alternate member of the board of directors

201 – Reference Form – 2012

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b. description of any of the following events occurring during the last 5 years:

i.        any criminal conviction

NOTHING TO DECLARE.

ii.   any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.    any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.    issuer's management

NOTHING TO DECLARE.

b.     (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.    (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.    (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.       direct or indirect controller of Bradesco:

SEE ANNEX.

c.   if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Milton Matsumoto holds a degree in Business Administration from Centro Universitário FIEO (UNIFIEO), Osasco.

202 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Milton Matsumoto and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Milton Matsumoto

b.     position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Leasing	47.509.120/0001-82	-	-	-	-	-	-	Member of the Board of Directors		Direct
BSP Empreendimentos Imobiliários S.A.	14.312.353/0001-31	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect

203 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Milton Matsumoto and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Milton Matsumoto

b.     position held with Bradesco: Member of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the Board of Governors	-	Direct	Member of the Board of Governors	-	Direct	Member of the board of Governors and Managing Director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	-	-	-	-	-	-	Director	-	Indirect

204 – Reference Form – 2012

12. General meeting and management

Ricardo Espírito Santo Silva Salgado

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Ricardo Espírito Santo Silva Salgado

b.  age: 67 years old

c.  profession: Banking

d.  CPF or passport number: CPF 385.154.827/20

e.  elected position held: Member of the Board of Directors

f.  date of election: 03.09.2012

g.  date took office: 05.02.2012

h.  mandate: until 03.09.2013

i.  other positions or duties with issuer: NOTHING TO DECLARE.

j.  indicate if elected by the controller or not: Yes.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory22

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years:

company: Banco Bradesco S.A.

positions and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Banco Espírito Santo, S.A.

positions and duties: Vice-chairman of the board of directors and president of the Executive Commission, whose attributions as vice-president are those of the board of directors stated in the company: exercise the most extensive powers of management and representation of the company and take all measures necessary or convenient for the activities stated in its business purpose, and of President of the Executive Committee: attributions established in the Company's bylaws : a) ensure that all information is provided to the other members of the Board of Directors concerning the activity and the deliberations of the Executive Committee; b) ensure the fulfillment of the limits of delegation, of the strategy of the Company and of the duties of cooperation between the President of the Board of Directors; c) Coordinate the activities of the Executive Committee, directing the respective meetings and making sure that the deliberations are executed. He/she is also responsible for replacing the President of the Board of Directors in his/her absence or impediments, and has a casting vote.

205 – Reference Form – 2012

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principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Conducting banking business.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BES securities:

- Controlling group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Other:

Silchester International Investors Limited.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 06.09.2003 - Member of the board of directors

b.  description of any of the following events occurring during the last 5 years:

c.   any criminal conviction

NOTHING TO DECLARE.

ii.   any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.   any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.    issuer's management

NOTHING TO DECLARE.

b.    (i)  issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.    (i)  issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

206 – Reference Form – 2012

12. General meeting and management

d.    (i)  issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.    a company directly or indirectly controlled by issuer

NOTHING TO DECLARE.

b.       direct or indirect controller of issuer

NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Ricardo Espírito Santo Silva Salgado holds an Economics degree from the Higher Institute of Economic and Financial Sciences at Universidade Técnica de Lisboa, Portugal.

207 – Reference Form – 2012

12. General meeting and management

Julio de Siqueira Carvalho de Araujo

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.       name: Julio de Siqueira Carvalho de Araujo

b.       Age: 57 years old

c.       profession: Banking

d.       CPF or passport number: CPF 425.327.017/49

e.       elected position held: Executive vice-president

f.    Date of election: 03.09.2012

g.       Date took office: 05.10.2012

h.       Mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.    other positions and duties with Bradesco: Member of the Statutory Committees for Ethical Conduct and Integrated Risk Management and Capital Allocation, acting as coordinator of the latter; and of the following executive committees: Sustainability; Products and Services; Market and Liquidity Risk Management; Credit Risk Management; Operational Risk Management; Customer Relationship Management (CRM); Corporate Governance; Human Resources and Personnel Management; Acquisition and integration of new companies with the Bradesco Organization; Capital Market, Strategic Planning Disclosure; Investment; Treasury; Basel II Application and Quality, acting as coordinator of the last two committees.

j.    indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years:

company: Banco Bradesco S.A.

positions and duties: Executive Vice-President, whose role pursuant the bylaws is to collaborate with the chief officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

208 – Reference Form – 2012

12. General meeting and management

company: Bradesco Leasing S.A. - Leasing

positions and duties: Executive Vice-President, whose role pursuant the by laws is to collaborate with the chief officer in carrying out his duties, supervising and coordinating business entrusted to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation. Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 08.02.2000 - Executive Vice-President

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

From 11.03.2011 - Executive Vice-President

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

From 05.08.2008 - Member of the board of directors (CVM registration granted 08.11.2008)

Bradesco Leasing S.A. Leasing

04.18.2001 to 04.29.2003 - Member of the board of directors

01.22.98 - Director

From 04.30.2012 - Executive Vice-President

Banco Alvorada S.A.

06.09.2003 to 04.11.2004 – Executive Vice-President (CVM registration canceled 10.28.2003)

Banco Bradesco BBI S.A.

02.13.2004 – Director Finance and Control

04.08.2004 to 05.30.2006 - Director (CVM registration canceled 08.06.2004)

Everest Leasing S.A. Leasing

(ex-Zogbi Leasing S.A. Arrendamento Mercantil)

209 – Reference Form – 2012

12. General meeting and management

04.30.2004 to 04.24.2006 – Executive Vice-President (CVM registration canceled 12.23.2004)

Banco BCN S.A. (extinguished 03.12.2004)

11.10.89 - Director

05.12.95 to 08.02.2000 – Executive vice-president (CVM registration canceled 07.28.1998)

Banco BEA S.A. (extinguished 04.25.2003)

04.22.2002 to 04.25.2003 - Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 – Director Finance and Control

04.25.2006 to 11.30.2006 - Director (CVM registration canceled 05.31.2006)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

01.31.2003 to 03.09.2004 – Executive Vice-President (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.30.2003 - Member of the board of directors

Bolsa de Mercadorias & Futuros - BM&F S.A.

08.17.2007 to 05.08.2008 – representative of Banco Alvorada with powers to exercise rights and respond for obligations on behalf of the Company

09.20.2007 to 05.08.2008 - Member of the board of directors

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinguished 04.30.98)

01.23.98 to 04.30.98 - Director

b.  description of any of the following events occurring during the last 5 years:

i.    any criminal conviction

NOTHING TO DECLARE.

iv.   any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

v.  any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.   issuer's management

NOTHING TO DECLARE.

b.   (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

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12. General meeting and management

NOTHING TO DECLARE.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.   (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c.   if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Julio de Siqueira Carvalho de Araujo concluded secondary education.

211 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Julio de Siqueira Carvalho de Araujo and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.    name: Julio de Siqueira Carvalho de Araujo

b.    position held with Bradesco: Executive Vice-president

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Executive Vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct

212 – Reference Form – 2012

12. General meeting and management

Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01	Executive Vice-president	-	Indirect	Executive Vice-president	-	Indirect	Executive Vice-president	-	Indirect
Bradescard Elo Participações S.A.	09.226.818/0001-00	Director	-	-	Director	-	-	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Bradesco Leasing S.A. Leasing	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	-	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	Executive Vice-president	-	Indirect	Executive Vice-president	-	-	Executive Vice-president	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	Executive Vice-president	-	Indirect	Executive Vice-president	-	Indirect	Executive Vice-president	Mandate ended August	Indirect

213 – Reference Form – 2012

12. General meeting and management

Tempo Serviços Ltda.	58.503.129/0001-00	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

214 – Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Julio de Siqueira Carvalho de Araujo and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Julio de Siqueira Carvalho de Araujo

b.     position held with Bradesco: Executive Vice-president

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors and managing director	-	Direct	Member of the board of governors and managing director	-	Direct	Member of the board of governors and managing director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

215 – Reference Form – 2012

12. General meeting and management

Domingos Figueiredo de Abreu

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Domingos Figueiredo de Abreu

b.  age: 53 years old

c.  profession: Banking

d.  CPF or passport number: CPF 942.909.898/53

e.  elected position held: Executive vice-president

f.  date of election: 03.09.2012

g. date took office: 05.10.2012

h. mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions and duties with Bradesco: Member of the Statutory Committees for Ethical Conduct, Integrated Risk Management and Capital Allocation and Internal Controls and Compliance; and of the following executive committees: Tender Assessments and Direct Negotiations with Public and Private Institutions; Credit; Quality; Disclosure; Corporate Governance; Investment; Basel II Application; Strategic Planning; Products and Services; Sustainability; Treasury; and Acquisition and Integration of New Companies with the Bradesco Organization, acting as coordinator of the latter.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years:

company: Banco Bradesco S.A.

positions and duties: Executive Vice-President, whose role pursuant the bylaws is to collaborate with the chief officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Leasing S.A. - Leasing

positions and duties: Executive Vice-President, whose role pursuant the by laws is to collaborate with the chief officer in carrying out his duties, supervising and coordinating business entrusted to him.

216 – Reference Form – 2012

12. General meeting and management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

06.22.2001 - Departmental director

03.15.2002 - Executive managing director

From 06.08.2009 - Executive Vice-President

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

From 11.03.2011 - Executive Vice-President

Bradesco Leasing S.A. Leasing

03.30.98 - Director

From 04.30.2012 - Executive Vice-President

Banco BCN S.A. (extinguished 03.12.2004)

15.12.97 to 06.29.2001 - Director (CVM registration canceled 07.28.1998)

Banco Mercantil de São Paulo S.A. (extinguished 11.30.2006)

01.31.2003 to 03.10.2004 - Director (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 12.03.2001 - Director

Companhia Paulista de Força e Luz - CPFL

12.10.97 to 04.26.2000 – Full member of the Fiscal Council

Companhia Siderúrgica Nacional - CSN

04.29.2009 to 04.27.2000 – Full member of the Fiscal Council

217 – Reference Form – 2012

12. General meeting and management

CPM Braxis S.A.

06.02.98 to 05.03.99 – Member of the technical board

10.05.2001 to 03.20.2007 – Alternate member of the board of directors

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinguished 04.30.98)

01.23.98 to 04.30.98 - Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

 ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.   issuer's management

NOTHING TO DECLARE.

b.   (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.   (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

218 – Reference Form – 2012

12. General meeting and management

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr Domingos Figueiredo de Abreu earned degrees in Economics and Accounting from the School of Economics, Universidade de Mogi das Cruzes and from Faculdade de Ciências Econômicas e Administrativas de Osasco – FAC-FITO. He also holds a postgraduate specialist qualification in Financial Administration from Fundação Getúlio Vargas and an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

219 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Domingos Figueiredo de Abreu and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a. name: Domingos Figueiredo de Abreu

b. position held with Bradesco: Executive Vice-president

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	Director	-	-	Director	-	-	Executive vice-president	-	Indirect
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Banco BERJ S.A.	33.147.315/0001-15	-	-	-	-	-	-	Executive Vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct

220 – Reference Form – 2012

12. General meeting and management

Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01	Executive Vice-president	-	Indirect	Executive Vice-president	-	Indirect	Executive Vice-president	-	Indirect
Bradescard Elo Participações S.A.	09.226.818/0001-00	Director	-	-	Director	-	-	Director	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
Bradesco Leasing S.A. Leasing	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	-	Director	-	Indirect	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
CPM Holdings Limited	-	Alternate member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	Executive Vice-president	-	Indirect	Executive Vice-president	-	-	Executive Vice-president	-	-

221– Reference Form – 2012

12. General meeting and management

Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	Executive Vice-president	-	Indirect	Executive Vice-president	-	Indirect	Executive Vice-president	Mandate ended August	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct	Executive Vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

222– Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Domingos Figueiredo de Abreu and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.    name: Domingos Figueiredo de Abreu

b.    position held with Bradesco: Executive Vice-president

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors and managing director	-	Direct	Member of the board of governors and managing director	-	Direct	Member of the board of governors and managing director	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

223– Reference Form – 2012

12. General meeting and management

 José Alcides Munhoz

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: José Alcides Munhoz

b.  age: 63 years old

c.  profession: Banking

d.  CPF or passport number: CPF 064.350.330/72

e.  elected position held: Executive vice-president

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions and duties with Bradesco: Member of the Statutory Committees for Integrated Risk Management and Capital Allocation; and of the following executive committees: Credit; Treasury; Acquisition and integration of new companies with the Bradesco Organization; Human Resources and Personnel Management; Capital Market; Strategic Planning; Credit Risk Management; Investment; Anti-Money Laundering and Terrorist Financing; Basel II Application; Products and Services and Collection and Loan Recovery, acting as coordinator of the last two committees.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

 a. curriculum vitae, containing the following information:

i. Principal professional experience in the last five years:

company: Banco Bradesco S.A.

positions and duties: Executive Vice-President, whose role pursuant the bylaws is to collaborate with the chief officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.89 - Director

224– Reference Form – 2012

12. General meeting and management

01.02.1995 - Departmental director

03.10.98 - Adjunct Executive Director

03.10.99 - Executive managing director

From 01.03.2012 - Executive Vice-President

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

From 04.30.2012 - Executive Vice-President

Bradesco Leasing S.A. - Leasing

From 04.30.2012 - Executive Vice-President

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

 ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

225– Reference Form – 2012

12. General meeting and management

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. José Alcides Munhoz concluded secondary education.

226– Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: José Alcides Munhoz

b.     position held with Bradesco: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Managing director	-	Direct	Managing director	Mandate ended April	Direct	-	-	-

227– Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Alcides Munhoz and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: José Alcides Munhoz

b.     position held with Bradesco: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Director	Member of the board of governors	-	Director	Member of the board of governors	-	Director

228– Reference Form – 2012

12. General meeting and management

Aurélio Conrado Boni

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.      name: Aurélio Conrado Boni

b.      age:60 years old

c.      profession: Banking

d.      CPF or passport number: CPF 191.617.008/00

e.      elected position held: Executive vice-president

f.   date of election: 03.09.2012

g.      date took office: 05.10.2012

h.      mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.    other positions or duties with Bradesco: Member of the Executive Committees for Sustainability; Strategic Planning; Corporate Security; Information Technology; Products and Services and Basel II Application.

j.     indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years, stating:

company: Banco  Bradesco S.A.

positions and duties: Executive Vice-President, whose role pursuant the bylaws is to collaborate with the chief executive officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.19.1997- Departmental director

12.03.2001 - Executive managing director

229– Reference Form – 2012

12. General meeting and management

From 01.03.2012 - Executive Vice-President

b. description of any of the following events occurring during the last 5 years:

i.        any  criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.   issuer's management

NOTHING TO DECLARE.

b.   (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.   (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by issuer

SEE ANNEX.

b.  direct or indirect controller of issuer

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Aurélio Conrado Boni holds a specialist qualification in Business Administration, from Technical Trade School “Campo Salles”.

230– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12. 009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Aurélio Conrado Boni and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Aurélio Conrado Boni

b.     position held with Bradesco: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Bradesco Seguros S.A.	33.055.146/0001-93	Managing director	-	Indirect	Managing director	-	Indirect	Managing director	-	Indirect

231– Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Aurélio Conrado Boni and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Aurélio Conrado Boni

b.     position held with Bradesco: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
BBD Participações S.A.	07.838.611/0001-52	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

232 – Reference Form – 2012

12. General meeting and management

Sérgio Alexandre Figueiredo Clemente

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.    name: Sérgio Alexandre Figueiredo Clemente

b.    Age: 52 years old

c.    profession: Banking

d.    CPF or passport number: CPF 373.766.326/20

e.    elected position held: Executive vice-president

f.    Date of election: 03.09. 2012

g.    Date took office: 05.10.2012

h.    Mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.   other positions and duties with Bradesco: Member of the Statutory Committees for Integrated Risk Management and Capital Allocation, and of the following executive committees: Credit; Investment; Basel II Application; Strategic Planning; Anti-Money Laundering and Terrorist Financing; Products and Services; Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora and Capital Market, acting as coordinator of the last two committes.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years, stating:

company: Banco Bradesco S.A.

positions and duties: Executive Vice-President, whose role pursuant the bylaws is to collaborate with the chief executive officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.2000- Departmental director

12.13.2006- Executive managing director

233 – Reference Form – 2012

12. General meeting and management

From 01.03.2012 - Executive Vice-President

Banco BCN S.A. (extinguished 03.12.2004)

05.13.96 – Adjunct Director

15.12.97 to 06.29.2001 - Director (CVM registration canceled 12.01.2000)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by issuer

SEE ANNEX.

b.  direct or indirect controller of issuer

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Sérgio Alexandre Figueiredo Clemente has a degree in Mechanical Engineering from Pontifícia Universidade Católica de Minas Gerais (PUC), an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC) and a specialization diploma in Finance from the Executive Management Development program run by Sociedade de Desenvolvimento Empresarial.He took the Advanced Management program at Fundação Dom Cabral and INSEAD.

234 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Sérgio Alexandre Figueiredo Clemente and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Sérgio Alexandre Figueiredo Clemente

b.     position held with Bradesco: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bradesco Europa S.A.	05.720.915/0001-95	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	-	-	-	-	-	-	Vice-Chairman of the Board of Directors	-	Direct
Bradesco Securities UK Limited	-	-	-	-	-	-	-	Vice-Chairman of the Board of Directors	-	Direct

235 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Sérgio Alexandre Figueiredo Clemente and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

c.     name: Sérgio Alexandre Figueiredo Clemente

d.     position held with Bradesco: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

236 – Reference Form – 2012

12. General meeting and management

Marco Antonio Rossi

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.    name: Marco Antonio Rossi

b.    age: 51 years old

c.    profession: Banking

d.    CPF or passport number: CPF 015.309.538/55

e.    elected position held: Executive vice-president

f.    date of election: 03.09.2012

g.    date took office: 05.10.2012

h.    mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.   other positions and duties with Bradesco: Member of the Statutory Committees for Internal Controls and Compliance; Ethical Conduct and of the Integrated Risk and Capital Allocation Committee; and of the Executive Committees for Disclosure; Basel II Application; Strategic Planning; Sustainability; Acquisition and Integration of New Companies with the Bradesco Organization and Information Technology.

j.     indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. Principal professional experience in the last five years, stating:

company: Banco Bradesco S.A.

positions and duties: Executive Vice-President, whose role pursuant the bylaws is to collaborate with the chief executive officer in carrying out his duties.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Seguros S.A.

positions and duties: CEO, whose job, according to the bylaws, is to chair the Executive Board meetings, supervise and coordinate the action of its members; distributes attributions in the Company's different operational and administrative areas to other directors; settles issues or disputes arising in the executive management of the Company.

237 – Reference Form – 2012

12. General meeting and management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Seguros securities:

- Controlling group:

Direct: Bradseg Participações S.A.

Indirect: Banco Bradesco S.A.

company: Bradseg Participações S.A.

positions and duties: CEO, whose job, according to the bylaws, is to chair the Executive Board meetings, supervise and coordinate the action of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: The holding in the Capital Stock of Banco Bradesco S.A. and/or of other companies that detain, direct or indirectly, shares of the Capital Stock of that Institution.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradseg Participações securities:

- Controlling group:

Banco Bradesco S.A.

company: Bradesco Vida e Previdência S.A.

positions and duties: CEO from 08.07.2002 to 03.26.2010. In addition to the normal powers pursuant legislation and Company bylaws, the chief executive officer also chairs the board's meetings, and supervises and coordinates the actions of its members.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Arranging and operating life insurance, including all forms of personal insurance and excluding any type of casualty insurance, or pension plans of the risk benefits and income type, as defined by law.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Vida e Previdência securities:

- Controlling group:

Direct: Bradesco Seguros S.A.

Indirect: Banco Bradesco S.A. e Bradseg Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 01.03.2012 - Executive Vice-President

Banco BERJ S.A.

238 – Reference Form – 2012

12. General meeting and management

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

From 04.30.2012 - Executive Vice-President

Bradesco Leasing S.A. - Arrendamento Mercantil

From 04.30.2012 - Executive Vice-President

Odontoprev S.A.

From 07.01.2010 - Vice-Chairman of the board of directors

b. description of any of the following events occurring during the last 5 years:

j. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.   issuer's management

NOTHING TO DECLARE.

b.   (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.  (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.   (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by issuer

SEE ANNEX.

b.  direct or indirect controller of issuer

NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

241– Reference Form – 2012

12. General meeting and management

12.12. Supply other information the issuer believes is material

Mr. Rossi graduated in Marketing Management Technology, holds a Post-Graduation "Lato Sensu" in Customer Relationship Management from Universidade Paulista – UNIP, and a Post-Graduation "Lato Sensu" in Higher Studies of Strategy and Geo-politics from Fundação Armando Álvares Penteado – FAAP.

240 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marco Antonio Rossi and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: Marco Antonio Rossi

b.     position held with Bradesco: Executive vice-president

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Atlântica Capitalização S.A.	01.598.935/0001-84	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Atlântica Companhia de Seguros	33.151.291/0001-78	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradesco Argentina de Seguros S.A.	-	President	-	Indirect	President	-	Indirect	President	-	Indirect
Bradesco SegPrev Investimentos Ltda.	07.394.162/0001-09	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradesco Seguros S.A.	33.055.146/0001-93	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradesco Vida e Previdência S.A.	51.990.695/0001-37	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Bradseg Participações S.A.	02.863.655/0001-19	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct

241– Reference Form – 2012

12. General meeting and management

Bradseg Participações S.A.	02.863.655/0001-19	CEO	-	Direct	CEO	-	Direct	CEO	-	Direct

242– Reference Form – 2012

12. General meeting and management

Candido Leonelli

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Candido Leonelli

b.  age: 64 years old

c.  profession: Banking

d.  CPF or passport number: CPF 375.739.268/04

e.  elected position held: Executive Managing Director

f.   date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions and duties with Bradesco: Member of theExecutive Committees for Operational Risk Management; Strategic Planning; Anti-Money Laundering and Terrorist Financing; Corporate Security; Products and Services; Customer Relationship Management (CRM), acting as coordinator of the latter.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years, stating:

company: Banco Bradesco S.A.

positions and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.07.97 - Departmental director

From 07.14.2009 - Executive managing director

Scopus Tecnologia S.A.

243– Reference Form – 2012

12. General meeting and management

07.28.89 - Member of the board of directors and Director

05.16.90 - Member of the board of directors e Superintendent Executive Director

04.30.91 to 04.30.98 - Member of the board of directors and Chief executive officer

(CVM registration canceled 08.12.92)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by issuer

SEE ANNEX.

b.  direct or indirect controller of issuer

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Candido Leonelli graduated in Electronic Engineering from Escola de Engenharia Mauá and took postgraduate degrees in Financial Management at FEA/USP, Macro Economics at FGV/SP, and the Advanced Management Program on Harvard Business School's International Senior Management Program.

244– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Candido Leonelli and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Candido Leonelli

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	-	-	-	-	-	-	Executive Director	-	Indirect
Scopus Tecnologia Ltda.	47.379.565/0001-95	CEO	-	Indirect	CEO	-	Indirect	CEO	-	Indirect

245– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Candido Leonelli and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Candido Leonelli

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

246– Reference Form – 2012

12. General meeting and management

Maurício Machado de Minas

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Maurício Machado de Minas

b.  age: 52 years old

c.  profession: Banking

d.  CPF or passport number: CPF 044.470.098/62

e.  elected position held: Executive Managing Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i. other positions and duties with Bradesco: Member of the Executive Committees for Strategic Planning; Brazilian Payments System (SPB); Products and Services; Operational Risk Management; Corporate Security, Basel II Application and Information Technology.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years, stating:

company: Banco Bradesco S.A.

positions and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

247– Reference Form – 2012

12. General meeting and management

From 07.14.2009 - Executive managing director

Eletrodigi Eletr Digital S.A.

1983 to 1986 - Director of technical support (CVM registration canceled 04.25.1985)

Polymax Informática S.A.

From 1983 to 1986 - Director of technical support

CPM Braxis S.A.

2004 to 2006 - Senior vice president

2007 to 07/2009 - Senior vice president Sales and Marketing (CVM registration canceled 09.04.2007)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

(i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by issuer

SEE ANNEX.

b.  direct or indirect controller of issuer

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

248– Reference Form – 2012

12. General meeting and management

12.12. Supply other information the issuer believes is material

Mr. Maurício Machado de Minas graduated in Electrical Engineering from the Polytechnic School, Universidade de São Paulo (USP).

249– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Maurício Machado de Minas and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: Maurício Machado de Minas

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
CPM Braxis S.A.	65.599.953/0001-63	-	-	-	Alternate member of the Board of Directors	-	Indirect	Alternate member of the Board of Directors	-	Indirect

250– Reference Form – 2012

12. General meeting and management

Alexandre da Silva Glüher

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Alexandre da Silva Glüher

b.     age: 51 years old

c.     profession: Banking

d.     CPF or passport number: CPF 282.548.640/04

e.     elected position held: Executive Managing Director

f.   date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions and duties with Bradesco: Member of the Statutory Committees for Ethical Conduct, Internal Controls and Compliance, and Integrated Risk and Capital Allocation Committee; and of the following executive committees: Strategic Planning; Disclosure; Basel II Application; Products and Services; Corporate Governance; Investment; Brazilian Payments System (SPB); Human Resources and Personnel Management; Quality; Treasury; Sustainability; Capital Market, Acquisition and integration of new companies with the Bradesco Organization; Accounting Policies and Practices Management; Credit Risk Management; Operational Risk Management; Market and Liquidity Risk Management; Anti-Money Laundering and Terrorist Financing and Corporate Security, acting as coordinator of the last six committees.

j.     indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years, stating:

company: Banco Bradesco S.A.

positions and duties: Executive Managing Director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

251– Reference Form – 2012

12. General meeting and management

Banco Bradesco S.A.

08.27.2001 - Regional director

03.10.2005 - Departmental director

12.17.2010 - Adjunct Executive Director

From 01.03.2012 - Executive managing director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by issuer

NOTHING TO DECLARE.

b.  direct or indirect controller of issuer

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Alexandre da Silva Glüher earned degrees in Accounting from Universidade Federal do Rio Grande do Sul, in Business Administration from Universidade Luterana do Brasil (ULBRA) and Advanced Management Program – University of Pennsylvania – The Wharton School.

252– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Alexandre da Silva Glüher and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Alexandre da Silva Glüher

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

253– Reference Form – 2012

12. General meeting and management

Alfredo Antônio Lima de Menezes

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Alfredo Antônio Lima de Menezes

b.  Age: 49 years old

c.  profession: Banking

d.  CPF or passport number: CPF 037.958.008/03

e.  elected position held: Executive Managing Director

f.  Date of election: 03.09.2012

g.  Date took office: 05.10.2012

h.  Mandate: until the first meeting of the board of directors held after the 2013 OGM.

i. other positions and duties with Bradesco: Member of the Executive Committees for Market and Liquidity Risk Management; Investment; Capital Market; Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora; Strategic Planning and Treasury, acting as coordinator of the latter.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last five years, stating:

company: Banco Bradesco S.A.

positions and duties: Executive Managing Director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

254– Reference Form – 2012

12. General meeting and management

01.15.2001 - Departmental director

12.17.2010 - Adjunct Executive Director

from 01.03.2012 - Executive managing director

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.27.2001 - Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by issuer

NOTHING TO DECLARE.

b.  direct or indirect controller of issuer

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Alfredo Antônio Lima de Menezes has a degree in Business Administration from Faculdades Integradas Tibiriçá (FATI).

255– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 07.12. 2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Alfredo Antônio Lima de Menezes and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Alfredo Antônio Lima de Menezes

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

256– Reference Form – 2012

12. General meeting and management

André Rodrigues Cano

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: André Rodrigues Cano

b.  Age: 53 years old

c.  profession: Banking

d.  CPF or passport number: CPF 005.908.058/27

e.  elected position held: Executive Managing Director

f.  Date of election: 03.09.2012

g.  Date took office: 05.10.2012

h.  Mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions and duties with Bradesco: Member of the Statutory Committee for Ethical Conduct and of the following Executive Committees: Quality; Customer Relationship Management (CRM); Sustainability; Brazilian Payments System (SBP); Products and Services; Human Resources and Personnel Management; Corporate Security; Anti-Money Laundering and Terrorist Financing; Strategic Planning and Operational Risk Management.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See Item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. Principal professional experience in the last five years, stating:

company: Banco Bradesco S.A.

positions and duties: Executive Managing Director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.03.2001 to 09.12.2008 - Departmental director

12.08.2009 - Departmental director

257– Reference Form – 2012

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12.17.2010 - Adjunct Executive Director

from 01.03.2012 - Executive managing director

Tele Nordeste Celular Participações S.A.

08.10.98 to 04.28.99 – Alternate member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. André Rodrigues Cano has a Business Administration degree from Faculdades Metropolitanas Unidas (FMU), and an MBA-Controller from the Accounting, Finance and Actuarial Research Institute (FIPECAFI) at Universidade de São Paulo (FEA-USP); he also took the Advanced Management Program at Harvard Business School.

258– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. André Rodrigues Cano and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: André Rodrigues Cano

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	General Director	Mandate ended December	Direct	-	-	-	-	-	-

259– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. André Rodrigues Cano and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: André Rodrigues Cano

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

260– Reference Form – 2012

12. General meeting and management

Josué Augusto Pancini

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     Name: Josué Augusto Pancini

b.     age: 52 years old

c.     profession: Banking

d.     CPF or passport number: CPF 966.136.968/20

e.     elected position held: Executive Managing Director

f.   date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Statutory Committee for Ethical Conduct and of the following executive committees: Customer Relationship Management (CRM); Credit Risk Management; Operational Risk Management; Investment; Products and Services; Corporate Security; Anti-Money Laundering and Terrorist Financing; Strategic Planning; Credit and Tender Assessments and Direct Negotiations with Public and Private Institutions, acting as coordinator of the latter.

j.    indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

07.30.97 - Director

07.29.2003 - Departmental director

261– Reference Form – 2012

12. General meeting and management

12.17.2010 - Adjunct Executive Director

From 01.03.2012 - Executive managing director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by Bradesco:

 SEE ANNEX.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Pancini graduated in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos, and earned a postgraduate degree "Lato Sensu" in Business Economics – Finance from Pontifícia Universidade Católica de Campinas, SP (PUC).

262– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Josué Augusto Pancini and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Josué Augusto Pancini

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01	-	-	-	-	-	-	Adjunct Director	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	-	-	-	Adjunct Director	Mandate ended August	Indirect

263– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Josué Augusto Pancini and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.        name: Josué Augusto Pancini

b.        position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

264– Reference Form – 2012

12. General meeting and management

Luiz Carlos Angelotti

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.      Name: Luiz Carlos Angelotti

b.      age: 47 years old

c.      profession: Banking

d.      CPF or passport number: CPF 058.042.738/25

e.      elected position held: Executive Managing Director

f.   date of election: 03.09.2012

g.      date took office: 05.10.2012

h.      mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions or duties with Bradesco: Member of the Executive Committee for Tender Assessments and Direct Negotiations with Public and Private Institutions; Acquisition and integration of new companies with the Bradesco Organization; Investment; Capital Market; Strategic Planning; Treasury; Corporate Governance; Accounting Policies and Practices Management; Sustainability and Disclosure, acting as coordinator in the last four committees.

j.    indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.15.2002 - Departmental director

12.17.2010 - Adjunct Executive Director

265– Reference Form – 2012

12. General meeting and management

From 01.03.2012 - Executive managing director

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. - BERJ)

From 04.30.2012 – Managing Director

Bradesco Leasing S.A. - Arrendamento Mercantil

From 04.30.2012 – Managing Director

Banco BEA S.A. (extinguished 04.25.2003)

01.29.2002 to 04.22.2002 – Full member of the fiscal council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

NOTHING TO DECLARE.

b.   (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.   (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by Bradesco:

 SEE ANNEX.

b.   direct or indirect controller of Bradesco:

 SEE ANNEX.

c.  if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

266– Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Angelotti graduated in Accounting and Actuarial Sciences at the School of Economics, Business and Accounting of Universidade de São Paulo – FEA-USP, Law at UNIFEO – Centro Universitário FIEO, MBA in Finance at Insper – Instituto de Ensino e Pesquisa, EDP – Executive Development Program and AMP - Advanced Management Program at the University of Chicago Booth School of Business.

267– Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Angelotti and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Angelotti

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Elo Participações S.A.	09.227.099/0001-33	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect

268– Reference Form – 2012

12. General meeting and management

ANNEX

 Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Angelotti and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Luiz Carlos Angelotti

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

269– Reference Form – 2012

12. General meeting and management

Marcelo de Araújo Noronha

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  Name: Marcelo de Araújo Noronha

b.  age: 46 years old

c.  profession: Banking

d.  CPF or passport number: CPF 360.668.504/15

e.  elected position held: Executive Managing Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  Mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions or duties with Bradesco: Member of the Executive Committees for Credit Risk Management; Operational Risk Management; Anti-Money Laundering and Terrorist Financing and Strategic Planning.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.05.2004 - Departmental director

12.17.2010 - Adjunct Executive Director

270– Reference Form – 2012

12. General meeting and management

From 01.03.2012 - Executive managing director

Cielo S.A.

From 05.03.2011 – Full member of the board of directors

Banco Alvorada S.A.

06.09.2003 to 04.12.2004 - Director (CVM registration canceled 10.28.2003)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.   issuer's management

NOTHING TO DECLARE.

b.   (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.  (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.   (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

271– Reference Form – 2012

271

12. General meeting and management

Mr. de Araújo Noronha graduated in Business Administration from UFPE – Universidade Federal de Pernambuco, and earned a specialization diploma in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and took the Advanced Management Program at Instituto de Estudios Empresariales (IESE), Universidad de Navarra, Barcelona.

272– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcelo de Araújo Noronha and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.        name: Marcelo de Araújo Noronha

b.        position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	-	-	-	-	-	-	Director	-	Indirect
Banco Bankpar S.A.	60.419.645/0001-95	General Director	-	Direct	Superintendent Director	-	Direct	Superintendent Director	Mandate ended April	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	General Director	-	Direct	Superintendent Director	-	Direct	Superintendent Director	-	Direct
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01	General Director	-	Indirect	Superintendent Director	-	Indirect	Superintendent Director	-	Indirect
Cielo S.A.	01.027.058/0001-91	-	-	-	-	-	-	Full member of the board of directors	-	Indirect
Elo Participações S.A.	09.227.099/0001-33	-	-	-	-	-	-	Chairman of the board of directors	-	Indirect

273– Reference Form – 2012

12. General meeting and management

Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	General Director	-	Indirect	-	-	-	-	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	General Director	-	Indirect	Superintendent Director	-	Indirect	CEO	Mandate ended September	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	General Director	-	Direct	Superintendent Director	-	Direct	Superintendent Director	Mandate ended April	Direct

274– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcelo de Araújo Noronha and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     Name: Marcelo de Araújo Noronha

b.     position held with Bradesco: Executive Managing Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

275– Reference Form – 2012

12. General meeting and management

Nilton Pelegrino Nogueira

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  Name: Nilton Pelegrino Nogueira

b.  Age: 58 years old

c.  Profession: Banking

d.  CPF or passport number: CPF 680.389.338/34

e.  Elected position held: Executive Managing Director

f.  Date of election: 03.09.2012

g.  Date took office: 05.12.2012

h.  Mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions or duties with Bradesco: Member of the Executive Committees for Operational Risk Management; Investment; Anti-Money Laundering and Terrorist Financing and Strategic Planning.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.13.95 to 09.29.2000 - Director

03.15.2002 - Departmental director

276– Reference Form – 2012

12. General meeting and management

12.17.2010 - Adjunct Executive Director

From 01.03.2012 - Executive managing director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.  direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Pelegrino Nogueira earned a degree in Business Administration from Universidade Presbiteriana Mackenzie.

277– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Nilton Pelegrino Nogueira and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Nilton Pelegrino Nogueira

b.     position held with Bradesco: Executive Managing director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

278– Reference Form – 2012

12. General meeting and management

Altair Antônio de Souza

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Altair Antônio de Souza

b.  age: 51 years old

c.  profession: Banking

d.  CPF or passport number: CPF 244.092.606/00

e.  elected position held: Adjunct Executive Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions or duties with Bradesco: Member of the Executive Committees for Collection and Loan Recovery, Tender Assessments and Direct Negotiations with Public and Private Institutions, Investment and Strategic Planning.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him by the executive vice-presidents and executive managing directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.04.98 - Director

01.02.2009 - Departmental director

From 01.03.2012 - Adjunct Executive Director

279– Reference Form – 2012

12. General meeting and management

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c.  if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. de Souza graduated in Law from Universidade Bandeirante de São Paulo (UNIBAN).

280– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Altair Antônio de Souza and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.        name: Altair Antônio de Souza

b.        position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

281– Reference Form – 2012

12. General meeting and management

André Marcelo da Silva Prado

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: André Marcelo da Silva Prado

b.  age: 50 years old

c.  profession: Banking

d.  CPF or passport number: CPF 797.052.867/87

e.  elected position held: Adjunct Executive Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i. other positions or duties with Bradesco: Member of the Executive Committees for Collection and Loan Recovery; Tender Assessments and Direct Negotiations with Public and Private Institutions; Credit; Credit Risk Management; Investment; Strategic Planning; Corporate Security and Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him by the executive vice-presidents and executive managing directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 - Departmental director

From 01.03.2012 - Adjunct Executive Director

282– Reference Form – 2012

12. General meeting and management

Banco Boavista Interatlântico S.A.

12.01.97 to 02.28.2001 - Director (CVM registration canceled 12.08.99)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

NOTHING TO DECLARE.

b.   (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.   (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.    (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. da Silva Prado graduated in Production Engineering at Universidade Federal do Rio de Janeiro, and holds an executive MBA in Finance from IBMEC – Instituto Brasileiro de Mercado de Capitais, took the Senior International Bankers Course, at The International Centre for Banking and Financial Services (Manchester Business School), Wharton Executive Development Program, at The Wharton School (University of Pennsylvania) and the Advanced Management Programme, at INSEAD

283– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. André Marcelo da Silva Prado and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: André Marcelo da Silva Prado

b.     position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

284– Reference Form – 2012

12. General meeting and management

Denise Pauli Pavarina

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Denise Pauli Pavarina

b.     age: 49 years old

c.     profession: Banking

d.     CPF or passport number: CPF 076.818.858-03

e.     elected position held: Adjunct Executive Director

f.   date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions and duties with issuer: Member of the Executive Committees for Investment, Strategic Planning and Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora.

j.    indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to her by the executive vice-presidents and executive managing directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.15.2001 to 01.22.2007 - Departmental director

12.08.2009 - Departmental director

285– Reference Form – 2012

12. General meeting and management

From 01.03.2012 - Adjunct Executive Director

Cielo S.A.

Sep/2008 to Jul/2009 - Member of the board of directors (CVM registration granted 06.25.2009)

CPM Braxis S.A.

06.16.2000 to 02.21.2003 – Alternate member of the board of directors

São Paulo Alpargatas S.A.

09.09.2001 to 02.20.2003 – Full member of the board of directors

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

NOTHING TO DECLARE.

b.  (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.  (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.  (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c.  if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

286– Reference Form – 2012

12. General meeting and management

12.12. Supply other information the issuer believes is material:

Ms. Pauli Pavarina graduated in Economics from Faculdade Armando Álvares Penteado (FAAP) and in Law at Universidade Paulista (UNIP). She holds an Executive MBA in Finance from Insper - Instituto de Ensino e Pesquisa.

287– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Denise Pauli Pavarina and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.     name: Denise Pauli Pavarina

b.     position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bradesco BBI S.A.	06.271.464/0001-19	Managing director	Mandate ended December	Direct	-	-	-	-	-	-
Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	Superintendent Director	-	Indirect	Superintendent Director	-	Indirect	Superintendent Director	-	Indirect

288– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Denise Pauli Pavarina and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     Name: Denise Pauli Pavarina

b.     position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

289– Reference Form – 2012

12. General meeting and management

Luiz Fernando Peres

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Luiz Fernando Peres

b.  age: 61 years old

c.  profession: Banking

d.  CPF or passport number: CPF 411.482.078/72

e.  elected position held: Adjunct Executive Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions or duties with Bradesco: Member of the Executive Committees for Collection and Loan Recovery; Credit Risk Management; Strategic Planning Credit and Capital Market.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him by the executive vice-presidents and executive managing directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

06.30.99 - Departmental director

From 01.03.2012 - Adjunct Executive Director

290– Reference Form – 2012

12. General meeting and management

Banco BCN S.A. (extinguished 03.12.2004)

07.05.90 to 06.29.99 - Director (CVM registration canceled 07.28.98)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.  direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Peres holds a degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO).

291– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Fernando Peres and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.        name: Luiz Fernando Peres

b.        position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

292– Reference Form – 2012

12. General meeting and management

Moacir Nachbar Junior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Moacir Nachbar Junior

b.  age: 47 years old

c.  profession: Banking

d.  CPF or passport number: CPF 062.947.708/66

e.  elected position held: Adjunct Executive Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions or duties with Bradesco: Member of the Executive Committees for Operational Risk Management; Market and Liquidity Risk Management; Disclosure; Accounting Policies and Practices Management; Tender Assessments and Direct Negotiations with Public and Private Institutions; Corporate Governance; Investment; Capital Market; Strategic Planning Sustainability; Treasury; Products and Services; Basel II Application; Brazilian Payments System (SBP) and Information Technology.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him by the executive vice-presidents and executive managing directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.2005 - Departmental director

293– Reference Form – 2012

12. General meeting and management

From 01.03.2012 - Adjunct Executive Director

Bradespar S.A.

04.30.2004 to 04.29.2005 – Alternate member of the fiscal council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.  issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Nachbar Junior graduated in Accounting Sciences, and holds a Post-Graduation "Lato Sensu" degree in Financial Management from the Integrated Schools “Campos Salles” and an MBA - Controller at FIPECAFI – Fundação Instituto de Pesquisa Contábeis, Atuárias e Financeiras (FEA-USP).

294– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Moacir Nachbar Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Moacir Nachbar Junior

b.     position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

295– Reference Form – 2012

12. General meeting and management

Octávio de Lazari Júnior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Octávio de Lazari Júnior

b.  age: 48 years old

c.  profession: Banking

d.  CPF or passport number: CPF 044.745.768/37

e.  elected position held: Adjunct Executive Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions and duties with issuer: NOTHING TO DECLARE.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him by the executive vice-presidents and executive managing directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

05.25.2009 - Director

08.02.2010 - Departmental director

296– Reference Form – 2012

12. General meeting and management

From 01.03.2012 - Adjunct Executive Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.  direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. de Lazari Júnior graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco, with specialization in Marketing and Financial Strategies MBA BRADESCO from Fundação Instituto de Administração (FIA -FEA-USP).

297– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Octávio de Lazari Júnior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Octávio de Lazari Júnior

b.     position held with Bradesco: Adjunct Executive Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

298– Reference Form – 2012

12. General meeting and management

Adineu Santesso

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Adineu Santesso

b.  age: 59 years old

c.  profession: Banking

d.  CPF or passport number: CPF 401.747.518/34

e.  elected position held: Departmental Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions or duties with Bradesco: Member of the Executive Committees for Credit Risk Management and Collection and Loan Recovery.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.12.90 to 09.29.2000 - Director

From 08.27.2001 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

299– Reference Form – 2012

12. General meeting and management

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.  direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Santesso concluded secondary education.

300– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Adineu Santesso and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Adineu Santesso

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

301– Reference Form – 2012

12. General meeting and management

Amilton Nieto

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Amilton Nieto

b.  age: 51 years old

c.  profession: Banking

d.  CPF or passport number: CPF 011.136.138/90

e.  elected position held: Departmental Director

f.   date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions or duties with Bradesco: Member of the Executive Committee for Sustainability.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.08.2009 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

302– Reference Form – 2012

12. General meeting and management

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b. direct or indirect controller of Bradesco:

SEE ANNEX.

c.  if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Nieto earned a degree in Electronic Technology from Universidade Presbiteriana Mackenzie, and an MBA – Controller from Universidade de São Paulo.

303– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Amilton Nieto and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Amilton Nieto

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

304– Reference Form – 2012

12. General meeting and management

André Bernardino da Cruz Filho

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: André Bernardino da Cruz Filho

b.  age: 52 years old

c.  profession: Banking

d. CPF or passport number: CPF 192.221.224/53

e.  elected position held: Departmental Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions or duties with Bradesco: Member of the Executive Committee for Brazilian Payments System (SPB), Capital Market, Investment and Market and Liquidity Risk Management.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.07.2009 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

305– Reference Form – 2012

12. General meeting and management

i. any criminal conviction:

NOTHING TO DECLARE.

ii.     any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.   any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

 I.    issuer's management

NOTHING TO DECLARE.

   II.    (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

 III.    (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

 IV.    (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.   direct or indirect controller of Bradesco:

SEE ANNEX.

c.  if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. da Cruz Filho holds a degree in Business Administration from Universidade Paulista (UNIP), and a postgraduate degree ("Lato Sensu")  in International Relations from Fundação Armando Álvares Penteado (FAAP).

306– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. André Bernardino da Cruz Filho and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: André Bernardino da Cruz Filho

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

307– Reference Form – 2012

12. General meeting and management

Antonio Carlos Melhado

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.  name: Antonio Carlos Melhado

b.  age: 52 years old

c.  profession: Banking

d.  CPF or passport number: CPF 851.955.538/15

e.  elected position held: Departmental Director

f.  date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.  other positions or duties with Bradesco: Member of the Executive Committees for Brazilian Payments System (SPB) and Information Technology.

j.  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.02.2010 - Director

308– Reference Form – 2012

12. General meeting and management

From 06.01.2011 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.  direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Melhado holds a degree in Business Administration from Faculdades Metropolitanas Unidas (FMU).

309– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antonio Carlos Melhado and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Antonio Carlos Melhado

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

310– Reference Form – 2012

12. General meeting and management

Antonio de Jesus Mendes

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     Name: Antonio de Jesus Mendes

b.     Age: 59 years old

c.     Profession: Banking

d.     CPF or passport number: CPF 531.807.478/20

e.     Elected position held: Departmental Director

f.   Date of election: 03.09.2012

g.     Date took office: 05.10.2012

h.     Mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.    other positions or duties with Bradesco: Member of the Statutory Committee for Integrated Risk Management and Capital Allocation, and of the following Executive Committees: Investment; Basel II Application; Tender Assessments and Direct Negotiations with Public and Private Institutions and Treasury.

j.    indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

311– Reference Form – 2012

12. General meeting and management

Banco Bradesco S.A.

From 05.25.2009 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

 i.   any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.    a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.    direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. de Jesus Mendes graduated in Accounting and has a Masters in Accounting (Credits) from the School of Economics at FEA/USP, and an MBA in Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), USP.

312– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antonio de Jesus Mendes and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Antonio de Jesus Mendes

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

313– Reference Form – 2012

12. General meeting and management

Antonio José da Barbara

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Antonio José da Barbara

b.     age: 43 years old

c.     profession: Banking

d.     CPF or passport number: CPF 083.858.728/33

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.    other positions or duties with Bradesco: Member of the Executive Committees for Sustainability, Corporate Governance and Disclosure.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

05.25.2009 - Director

from 12.18.2009 - Departmental Director

314– Reference Form – 2012

12. General meeting and management

Bradespar S.A.

04.30.2007 to 04.30.2010 – Full Member of the Fiscal Council

Vale S.A.

04.25.2001 to 04.29.2002 – Alternate Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital  or stable relationship or kinship to the second degree between:

a.     issuer's management

NOTHING TO DECLARE.

b.     (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

i.      a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

ii.       direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. da Barbara graduated in Business Administration from Centro Universitário Anhanguera de São Paulo (Ibero-Americano), and has a postgraduate degree “Lato Sensu” in Financial Management from Fundação Escola de Comércio Álvares Penteado (FECAP).

315– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

              Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Antonio José da Barbara and the direct or indirect controllers: Banco Bradesco S.A. (sheet 1/1):

a.   name: Antonio José da Barbara

b.   position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

316– Reference Form – 2012

12. General meeting and management

Arnaldo Nissental

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Arnaldo Nissental

b.     age: 56 years old

c.     profession: Banking

d.     CPF or passport number: CPF 425.048.807/15

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Customer Relationship Management (CRM) and Corporate Security.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Departmental Director

317– Reference Form – 2012

12. General meeting and management

b. description of any of the following events occurring during the last 5 years:

 i.         any criminal conviction

NOTHING TO DECLARE.

ii.         any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.         any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital  or stable relationship or kinship to the second degree between:

a.     issuer’s management

NOTHING TO DECLARE.

b.     (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.     a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.         direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Nissental graduated in Civil Engineering from Universidade Gama Filho, and has an Executive MBA from FEA/USP and an MBA in Marketing from Madia Marketing School e Cursos de Extensão realizados na Harvard Business School, Massachusetts Institute of Technology e University of California - Berkeley.

318– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

             Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Arnaldo Nissental and the direct or indirect controllers: Banco Bradesco S.A. (sheet 1/1):

a.    name: Arnaldo Nissental

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

319– Reference Form – 2012

12. General meeting and management

Aurélio Guido Pagani

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Aurélio Guido Pagani

b.     age: 52 years old

c.     profession: Banking

d.     CPF or passport number: CPF 349.838.999/87

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Investment, Sustainability and Tenders and Direct Negotiations with Public and Private Institutions.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.27.2001 - Director

320– Reference Form – 2012

12. General meeting and management

from 08.02.2010 - Departmental Director

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 – Administrative and Technology Director

04.22.2002 to 04.24.2003 - Director (CVM registration canceled 01.30.2003)

b. description of any of the following events occurring during the last 5 years:

i.          any criminal conviction

NOTHING TO DECLARE.

iii.   any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iv.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital  or stable relationship or kinship to the second degree between:

 i.    issuer’s management

NOTHING TO DECLARE.

ii.   (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

iii.   (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

iv.   (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a     company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.        direct or indirect controller of Bradesco:

SEE ANNEX.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Pagani has a degree in Business Administration from Universidade São Francisco, and an MBA in Corporate Financial Management and Strategies from Fundação Getúlio Vargas.

321– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Aurélio Guido Pagani and the direct or indirect controllers by Banco Bradesco S.A. (sheet 1/1):

a.     name: Aurélio Guido Pagani

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

322– Reference Form – 2012

12. General meeting and management

Cassiano Ricardo Scarpelli

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Cassiano Ricardo Scarpelli

b.     age: 43 years old

c.     profession: Banking

d.     CPF or passport number: CPF 082.633.238/27

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Market and Liquidity Risk Management, Investment and Treasury.

j.      indicate if elected by the controller or not No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

 a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 - Departmental Director

323– Reference Form – 2012

12. General meeting and management

Bradespar S.A.

04.30.2002 to 04.30.2007 – Full Member of the Fiscal Council

CP Cimento e Participações S.A.

04.28.2000 to 10.31.2002 - Member of the board of directors (CVM registration granted 01.22.2002)

1.1.1.1.1.1.1.1    Iochpe-Maxion S.A.

04.27.2000 – Alternate Member of the board of directors

03.24.2003 to 03.22.2004 – Full Member of the board of directors

São Paulo Alpargatas S.A.

11.09.2001 to 01.20.2003 – Alternate Member of the board of directors

b. description of any of the following events occurring during the last 5 years:

    i.         any criminal conviction

NOTHING TO DECLARE.

   ii.         any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

 iii.         any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

 i.         a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

ii.         direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

324– Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Scarpelli graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

325– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Cassiano Ricardo Scarpelli and the direct or indirect controllers: Banco Bradesco S.A. (sheet 1/1):

a.    name: Cassiano Ricardo Scarpelli

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

326– Reference Form – 2012

12. General meeting and management

Clayton Camacho

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

  name: Clayton Camacho
  age: 50 years old
  profession: Banking
  CPF or passport number: CPF 049.313.418-29
  elected position held: Departmental Director
  date of election: 03.09.2012
  date took office:05.10.2012
  mandate: until the first meeting of the board of directors held after the 2013 OGM.
  other positions or duties with Bradesco: Member of the Executive Committees for Ethical Conduct, Internal Controls and Compliance; as well as Operational Risk Management and Corporate Security.
  indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

 a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2005 - Departmental Director

327– Reference Form – 2012

12. General meeting and management

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 to 04.22.2002 - Full Member and President of the Fiscal Council

Banco Bradesco BBI S.A.

02.13.2004 to 04.08.2004 - Full Member and President of the Fiscal Council

Bradespar S.A.

04.29.2002 to 04.29.2005 – Full Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

 iii.     any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer’s management

NOTHING TO DECLARE.

b.     (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.      a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.      direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

328– Reference Form – 2012

12. General meeting and management

12.12. Supply other information the issuer believes is material:

Mr. Camacho graduated in Law at Universidade Braz Cubas, earned a Masters in Labor Law, and a specialization diploma in Business Administration from Pontifícia Universidade Católica (PUC/SP), and a postgraduate degree in Corporate Finance from Fundação Getúlio Vargas.

329– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Clayton Camacho and the direct or indirect controllers:

Banco Bradesco S.A. (sheet 1/1):

a.          name: Clayton Camacho

b.      position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

330– Reference Form – 2012

12. General meeting and management

Diaulas Morize Vieira Marcondes Junior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Diaulas Morize Vieira Marcondes Junior

b.     age: 54 years old

c.     profession: Banking

d.     CPF or passport number: CPF 010.673.678/70

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.    other positions and duties with issuer: Member of the Executive Committee for Investment.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 - Regional Director

from 01.03.2012 - Departmental Director

331– Reference Form – 2012

12. General meeting and management

b. description of any of the following events occurring during the last 5 years:

 i.      any criminal conviction

NOTHING TO DECLARE.

ii.      any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

(i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

(i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

(i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.      a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.     Issuer’s direct or indirect controller

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Morize Vieira Marcondes Junior graduated in Mechanical Engineering from Instituto Mauá de Tecnologia – Escola de Engenharia Mauá, and holds an Executive MBA in Finance – major in Finance from IBMEC São Paulo, and an MBA in Banking Business from Fundação Getúlio Vargas (EAESP – FGV).

332– Reference Form – 2012

12. General meeting and management

Douglas Tevis Francisco

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Douglas Tevis Francisco

b.     age: 49 years old

c.     profession: Banking

d.     CPF or passport number: CPF 040.066.838/63

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committee for Information Technology.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

333– Reference Form – 2012

12. General meeting and management

Banco Bradesco S.A.

from 12.03.2001 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.      a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.      direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Tevis Francisco graduated in Technology.

334– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Douglas Tevis Francisco and the direct or indirect controllers: Banco Bradesco S.A. (sheet 1/1):

a.        name: Douglas Tevis Francisco

b.        position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

335– Reference Form – 2012

12. General meeting and management

Edilson Wiggers

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Edilson Wiggers

b.     age: 43 years old

c.     profession: Banking

d.     CPF or passport number: CPF 641.036.099/15

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committes for Brazilian Payments System (SPB); Information Technology; Basel II Application; Products and Services; Quality; Sustainability and Corporate Security.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

336– Reference Form – 2012

12. General meeting and management

08.02.2010 - Director

from 06.01.2011 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

NOTHING TO DECLARE.

ii.qualquer condenação em processo administrativo da CVM e as penas aplicadas

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer’s management

NOTHING TO DECLARE.

b.     (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.      a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.     direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Wiggers concluded secondary education.

337– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

          Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Edilson Wiggers and the direct or indirect controllers:

          Banco Bradesco S.A. (sheet 1/1):

a)     name: Edilson Wiggers

b)     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

338– Reference Form – 2012

12. General meeting and management

Eurico Ramos Fabri

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Eurico Ramos Fabri

b.        age: 39 years old

c.        profession: Banking

d.        CPF or passport number: CPF 248.468.208/58

e.        elected position held: Departmental Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions or duties with Bradesco: Member of the Executive Committees for Credit Risk Management; Collection and Loan Recovery; Capital Market; Credit and Sustainability.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Banco Bradesco Financiamentos S.A.

positions and duties: Director from 04.22.2008 to 12.01.2009, whose role under the bylaws, was to collaborate with other senior managers performing their duties, and supervising and coordinating business entrusted to him.

339– Reference Form – 2012

12. General meeting and management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: the practice of all asset, liability and accessory transactions allowed to financial institutions and inherent to portfolios of commercial banks, leasing and credit, finance and investment companies pursuant to current legislation and regulations.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Banco Bradesco Financiamentos S.A. securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Finasa Promotora de Vendas Ltda. (current BF Promotora de Vendas Ltda.)

positions and duties: Director from 07.21.2008 to 04.25.2011, whose role under the bylaws was to coordinate and direct the activities of the corresponding units, reporting to the CEO, vice-presidents directors and the Managing Director and General Director.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Provision of services: a) technical - financial assistance and consulting; b) brokerage business, collection, completing and forwarding documents in the free market for automotive vehicles and other movable assets, comprising the identification and assessment of potential sellers and buyers, through the preparation, analysis and confirmation of registration forms, credit approval, marketing assistance and risk selection.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Finasa Promotora de Vendas Ltda. securities: (current BF Promotora de Vendas Ltda.)

- Controlling group:

Direct: Banco Bradesco Financiamentos S.A.

Indirect: Banco Bradesco S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.17.2010 - Director

from 01.03.2012 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

 i.      any criminal conviction

NOTHING TO DECLARE

ii.      any conviction in CVM administrative proceedings and penalties applied

340– Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer's management

NOTHING TO DECLARE.

b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.     a company directly or indirectly controlled by Bradesco:

 SEE ANNEX.

b.     Issuer’s direct or indirect controller

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Ramos Fabri holds a degree in Economics from Universidade Estadual de Campinas (UNICAMP), Executive MBA in Finance from IBMEC Business School and Executive STC from Fundação Dom Cabral (FDC) - and Kellogg Graduate School of Management.

341– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Eurico Ramos Fabri and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.   name: Eurico Ramos Fabri

b.   position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Director	Mandate ended December	Direct	-	-	-	-	-	-

342– Reference Form – 2012

12. General meeting and management

Fernando Roncolato Pinho

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Fernando Roncolato Pinho

b.     age: 57 years old

c.     profession: Banking

d.     CPF or passport number: CPF 562.941.588/34

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions and duties with Bradesco: Member of the Executive Committees for Brazilian Payments System (SPB), Information Technology and Corporate Security.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 09.05.2009 - Departmental Director

343– Reference Form – 2012

12. General meeting and management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

NOTHING TO DECLARE.

ii.      any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

Mr. Fernando Roncolato Pinho is the brother of Mr. Osmar Roncolato Pinho, Bradesco's Director.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.     a company directly or indirectly controlled by the issuer:

 NOTHING TO DECLARE.

b.      direct or indirect controller of Bradesco:

 SEE ANNEX.

 c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Roncolato Pinho graduated in Business Administration from UNIFIEO – Centro Universitário FIEO, with specialization diplomas in Organization and Methods and Systems Analysis from Fundação Armando Alvares Penteado (FAAP), and an MBA in Financial Management from Fundação Getúlio Vargas (FGV).

344– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Fernando Roncolato Pinho and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Fernando Roncolato Pinho

b.   position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

345– Reference Form – 2012

12. General meeting and management

Frederico Willian Wolf

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: Frederico Willian Wolf

b.     age: 55 years old

c.     profession: Banking

d.      CPF or passport number: CPF 882.992.108/44

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Statutory Committees for Internal Controls and Compliance and Ethical Conduct, and of the following Executive Committees: Brazilian Payments System (SPB); Operational Risk Management; Corporate Governance; Basel II Application; Anti-Money Laundering and Terrorist Financing; and Corporate Security.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 - Departmental Director

346– Reference Form – 2012

12. General meeting and management

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. the issuer's officers and directors

NOTHING TO DECLARE.

b. (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.      a company directly or indirectly controlled by the issuer:

 NOTHING TO DECLARE.

b.      direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Willian Wolf graduated in Business Administration from Faculdade de Ciências Econômicas e Administrativas de Osasco - FAC-FITO.

347– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Frederico Willian Wolf and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

  name: Frederico Willian Wolf
  position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

348– Reference Form – 2012

12. General meeting and management

Glaucimar Peticov

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: Glaucimar Peticov

b.     age: 49 years old

c.     profession: Banking

d.     CPF or passport number: CPF 059.348.278/63

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Statutory Committee for Ethical Conduct and of the Executive Committee for Quality.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 – Departmental Director

349– Reference Form – 2012

12. General meeting and management

b. description of any of the following events occurring during the last 5 years:

i.      any criminal conviction

NOTHING TO DECLARE.

ii.     any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.   any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.     a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.     direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Ms. Peticov graduated in Psychology at Universidade São Marcos, and holds a Post-graduation degree "Lato Sensu" in Human Resource Management from Fundação Armando Alvares Penteado - CENAP.

350– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Glaucimar Peticov and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

  name: Glaucimar Peticov
  position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

351– Reference Form – 2012

12. General meeting and management

 Guilherme Muller Leal

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Guilherme Muller Leal

b.        age: 44 years old

c.        profession: Banking

d.        CPF or passport number: CPF 965.442.017/15

e.        elected position held: Departmental Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: Member of the Executive Committees for Investment and Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora and Capital Market.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

352– Reference Form – 2012

12. General meeting and management

02.01.2011 - Director

from 01.03.2012 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

 i.         any criminal conviction

NOTHING TO DECLARE.

ii.   any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.   any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.      a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.      direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Leal Muller graduated in Economics from Universidade Santa Ursula (USU), and earned a postgraduate degree in Corporate Finance from Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ).

353– Reference Form – 2012

12. General meeting and management

João Albino Winkelmann

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: João Albino Winkelmann

b.     age: 49 years old

c.     profession: Banking

d.     CPF or passport number: CPF 394.235.810/72

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Investment; Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora and Information Technology - BBI, Private, brokerage, forex, securities and international units.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

354– Reference Form – 2012

12. General meeting and management

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.08.2009 - Departmental Director

b.    description of any of the following events occurring during the last 5 years:

c.        any criminal conviction

NOTHING TO DECLARE.

d.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

e.        any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      the issuer's officers and directors

NOTHING TO DECLARE.

b.      (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.      (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.      (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.       a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.                           direct or indirect controller of Bradesco:

SEE ANNEX.

c.        if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Winkelmann concluded secondary education.

355– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. João Albino Winkelmann and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.    name: João Albino Winkelmann

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

356– Reference Form – 2012

12. General meeting and management

João Carlos Gomes da Silva

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.      name: João Carlos Gomes da Silva

b.      age: 51 years old

c.      profession: Banking

d.      CPF or passport number: CPF 044.972.398/45

e.      elected position held: Departmental Director

f.   date of election: 03.09.2012

g.      date took office: 05.10.2012

h.      mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.    other positions and duties with issuer: NOTHING TO DECLARE.

j.    indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 - Regional Director

from 01.03.2012 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

357– Reference Form – 2012

12. General meeting and management

 i.    any criminal conviction

NOTHING TO DECLARE.

ii.   any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.   any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      the issuer's officers and directors

NOTHING TO DECLARE.

b.      (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.      (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.      (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.      a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.      direct or indirect controller of the issuer:

NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Gomes da Silva has a degree in Accounting from Faculdade de Administração e Economia (FAE), and an MBA in Business Management and an Executive MBA in Business Administration – concentration Banking, from Fundação Getúlio Vargas.

358– Reference Form – 2012

12. General meeting and management

Joel Antonio Scalabrini

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: Joel Antonio Scalabrini

b.     age: 52 years old

c.     profession: Banking

d.     CPF or passport number: CPF 926.230.698/91

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Corporate Security and Operational Risk Management.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

359– Reference Form – 2012

12. General meeting and management

Banco Bradesco S.A.

from 06.01.2011 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

     i.               any criminal conviction

NOTHING TO DECLARE.

    ii.               any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

   iii.               any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

    i.    the issuer's officers and directors

NOTHING TO DECLARE.

   ii.    (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

 iii.    (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

  iv.    (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.      a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.      direct or indirect controller of Bradesco:

 SEE ANNEX.

c.      if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Joel Antonio Scalabrini graduated in Law from UNIFIEO – Centro Universitário FIEO.

360– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Joel Antonio Scalabrini and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Joel Antonio Scalabrini

b.   position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

361– Reference Form – 2012

12. General meeting and management

Jorge Pohlmann Nasser

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Jorge Pohlmann Nasser

b.        age: 46 years old

c.        profession: Banking

d.        CPF or passport number: CPF 399.055.270/87

e.        elected position held: Departmental Director

f.         date of election: 03.09.2012

g.        date took office:05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions or duties with Bradesco: Member of the Executive Committees for Customer Relationship Management (CRM) and Sustainability.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Seguros S.A.

positions and duties: Director, from 04.22.2008 to 03.30.2011, whose duties under the bylaws were supervising and coordinating business of the department, reporting to the chief executive officer, executive vice-president or managing director(s) to whom he is subordinated.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

362– Reference Form – 2012

12. General meeting and management

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Seguros securities:

- Controlling group:

Direct: Bradseg Participações S.A.

Indirect: Banco Bradesco S.A.

company: Bradesco Vida e Previdência S.A.

positions and duties: Director, from 07.24.2006 to 03.30.2011, whose duties under the bylaws were collaborating with other senior managers in fulfilling their duties, supervising and coordinating business entrusted to them.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Arranging and operating life insurance, including all forms of personal insurance and excluding any type of casualty insurance, or pension plans of the risk benefits and income type, as defined by law.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Vida e Previdência securities:

- Controlling group:

Direct: Bradesco Seguros S.A.

Indirect: Banco Bradesco S.A. and Bradseg Participações S.A.

company: BMC Previdência Privada S.A.

positions and duties: Director, from 09.10.2007 to 03.31.2011, whose duties under the bylaws were collaborating with the chief executive officer, executive vice-president and managing directors in fulfilling their duties, and supervising and coordinating business entrusted to them.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: The establishment and enforcement of any pension benefit plans authorized by the regulatory body and the practice of any other activity germane to open private pension entities. The Company will be organized as a supplement to the social security system but will be independently in this respect and may hold interests in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BMC Previdência Privada securities:

- Controlling group:

Direct: Alvorada Vida S.A.

Indirect: Bradesco Vida e Previdência S.A.

ii.   list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.17.2010 - Director

from 02.01.2011 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

363– Reference Form – 2012

12. General meeting and management

 i.         any criminal conviction

NOTHING TO DECLARE.

ii.         any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.         any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      the issuer's officers and directors

NOTHING TO DECLARE.

b.      (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.        (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.      (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.      a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.       direct or indirect controller of Bradesco:

SEE ANNEX.

c.     c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Pohlmann Nasser took a degree in Advertising and Marketing at Universidade Paulista (UNIP).

364– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Jorge Pohlmann Nasser and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.      name: Jorge Pohlmann Nasser

b.      position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Bradesco Seguros S.A.	33.055.146/0001-93	Director	-	Indirect	Director	-	Indirect	Director	Mandate ended March	Indirect
Bradesco Vida e Previdência S.A.	51.990.695/0001-37	Director	-	Indirect	Director	-	Indirect	Director	Mandate ended March	Indirect

365– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Jorge Pohlmann Nasser and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.         name: Jorge Pohlmann Nasser

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

366– Reference Form – 2012

12. General meeting and management

José Luis Elias

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: José Luis Elias

b.        age: 56 years old

c.        profession: Banking

d.        CPF or passport number: CPF 719.038.288/72

e.        elected position held: Departmental Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.          other positions or duties with Bradesco: Member of the Executive Committees for Market and Liquidity Risk Management, Investment, Treasury and Brazilian Payments System (SPB).

j.          indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Banco Bradesco Cartões S.A.

positions and duties: Director, from 12.18.2009 to 04.26.2011, whose role under the bylaws, was to collaborate with other senior managers performing their duties, and supervising and coordinating business entrusted to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

367– Reference Form – 2012

12. General meeting and management

Company’s principal activity: Asset and liability transactions, and others inherent to their corresponding authorized portfolios (commercial, investment, credit, finance and investment), including foreign exchange, pursuant to current legislation and regulations.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Banco Bradesco Cartões securities:

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.17.2010 - Director

from 06.01.2011 - Departmental Director

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 04.25.2006 – Full Member of the Fiscal Council

Bradespar S.A.

04.29.2005 – Alternate Member of the Fiscal Council

04.29.2009 to 04.30.2010 – Full Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

    i.         any criminal conviction

NOTHING TO DECLARE.

   ii.         any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

 iii.         any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      the issuer's officers and directors

NOTHING TO DECLARE.

b.      (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.      (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

368– Reference Form – 2012

12. General meeting and management

d.      (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.      a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.       direct or indirect controller of the issuer:

SEE ANNEX

c.     if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Elias graduated in Law from – Centro Universitário FIEO (UNIFIEO).

369– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Luis Elias and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: José Luis Elias

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Director	-	Direct	Director	-	Direct	Director	-	Direct

370– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Luis Elias and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.      name: José Luis Elias

b.      position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

371– Reference Form – 2012

12. General meeting and management

José Luiz Rodrigues Bueno

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: José Luiz Rodrigues Bueno

b.     age: 58 years old

c.     profession: Banking

d.     CPF or passport number: CPF 586.673.188-68

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Statutory Committee for Ethical Conduct, and of the Executive Committees for Quality, Sustainability and Corporate Security.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2000 - Departmental Director

Banco Baneb S.A. (extinguished 12.30.2004)

372– Reference Form – 2012

12. General meeting and management

07.22.99 to 03.10.2000 - Director (CVM registration canceled 12.01.2000)

b. description of any of the following events occurring during the last 5 years:

 i.         any criminal conviction

NOTHING TO DECLARE.

ii.         any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.         any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

i.          a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

ii.          direct or indirect controller of Bradesco:

SEE ANNEX

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Rodrigues Bueno concluded elementary education.

373– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Luiz Rodrigues Bueno and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: José Luiz Rodrigues Bueno

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

374– Reference Form – 2012

12. General meeting and management

José Maria Soares Nunes

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: José Maria Soares Nunes

b.     age: 54 years old

c.     profession: Banking

d.     CPF or passport number: CPF 001.666.878/20

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Corporate Governance and Disclosure.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 08.26.2012 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

375– Reference Form – 2012

12. General meeting and management

 i.      any criminal conviction

NOTHING TO DECLARE.

ii.      any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

 i.       a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

ii.      direct or indirect controller of Bradesco:

SEE ANNEX

iii.      if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Soares Nunes has a degree in Accounting from Universidade São Francisco and an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

376– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Maria Soares Nunes and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.    name: José Maria Soares Nunes

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

377– Reference Form – 2012

12. General meeting and management

José Ramos Rocha Neto

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: José Ramos Rocha Neto

b.     age: 43 years old

c.     profession: Banking

d.     CPF or passport number: CPF 624.211.314/72

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: NOTHING TO DECLARE.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 - Director

from 06.01.2011 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

378 – Reference Form – 2012

12. General meeting and management

i. any criminal conviction

NOTHING TO DECLARE.

ii.   any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.   any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

 i.       a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

ii.       direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Rocha Neto holds a degree in Economics from UFPE – Universidade Federal de Pernambuco, a postgraduate diploma "Lato Sensu" in Business Administration from CEAG – Fundação Getúlio Vargas (FGV – EAESP).

379 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. José Ramos Rocha Neto and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.    name: José Ramos Rocha Neto

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

380– Reference Form – 2012

12. General meeting and management

Júlio Alves Marques

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: Júlio Alves Marques

b.     age: 59 years old

c.     profession: Banking

d.     CPF or passport number: CPF 618.635.808/91

e.     elected position held: Departmental Director

f.   date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.    other positions or duties with Bradesco: NOTHING TO DECLARE.

j.    indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 05.25.2009 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

381– Reference Form – 2012

12. General meeting and management

 i.    any criminal conviction

NOTHING TO DECLARE.

ii.   any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.   any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

 i.       a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

ii.       direct or indirect controller of Bradesco:

SEE ANNEX

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

(i) Mr. Alves Marques has a degree in Business Administration from FAAP – Fundação Armando Alvares Penteado, an MBA in Banking Management from the Business Administration School at Fundação Getúlio Vargas (EAESP/FGV).

(ii) Alves Marques holds the position of Ombudsman at Banco Bradesco S.A.

382– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Júlio Alves Marques and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Júlio Alves Marques

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

383– Reference Form – 2012

12. General meeting and management

Laércio Carlos de Araújo Filho

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: Laércio Carlos de Araújo Filho

b.     age: 56 years old

c.     profession: Banking

d.     CPF or passport number: CPF 567.041.788/72

e.     elected position held: Departmental Director

f.   date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.    other positions and duties with issuer: NOTHING TO DECLARE.

j.    indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.14.2000 - Director

from 02.05.2004 - Departmental Director

384– Reference Form – 2012

12. General meeting and management

b. description of any of the following events occurring during the last 5 years:

 i.         any criminal conviction

NOTHING TO DECLARE.

ii.         any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.         any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

i.     a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

ii.      direct or indirect controller of Bradesco:

SEE ANNEX

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. de Araújo Filho holds a degree in Economics from Universidade Santana.

385– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Laércio Carlos de Araújo Filho and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Laércio Carlos de Araújo Filho

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

386– Reference Form – 2012

12. General meeting and management

Layette Lamartine Azevedo Junior

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Layette Lamartine Azevedo Junior

b.        age: 50 years old

c.        profession: Banking

d.        CPF or passport number: CPF 337.092.034/49

e.        elected position held: Departmental Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 - Departmental Director

387– Reference Form – 2012

12. General meeting and management

b. description of any of the following events occurring during the last 5 years:

 i.      any criminal conviction

NOTHING TO DECLARE.

ii.      any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.     a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.      direct or indirect controller of the issuer:

SEE ANNEX

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Lamartine Azevedo Junior graduated in Civil Engineering at Universidade Federal de Pernambuco.

388– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Layette Lamartine Azevedo Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a)    name: Layette Lamartine Azevedo Junior

b)    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

389– Reference Form – 2012

12. General meeting and management

Lúcio Rideki Takahama

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: Lúcio Rideki Takahama

b.     age: 48 years old

c.     profession: Banking

d.     CPF or passport number: CPF 052.446.968/74

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Investment and Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.18.2009 - Director

from 02.24.2010 - Departmental Director

390– Reference Form – 2012

12. General meeting and management

Banco Boavista Interatlântico S.A.

04.07.98 to 02.28.2001 - Director (CVM registration canceled 12.08.1999)

b. description of any of the following events occurring during the last 5 years:

 i.  any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.      a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.      direct or indirect controller of the issuer:

NOTHING TO DECLARE.

c.     if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Rideki Takahama graduated in Civil Engineering from Universidade Estadual Paulista (UNESP), and earned a postgraduate degree in Business Administration from Fundação Escola de Comércio Álvares Penteado (FECAP), and an MBA in Finance from IBMEC/SP.

391– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Lúcio Rideki Takahama and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a)    name: Lúcio Rideki Takahama

b)    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

932– Reference Form – 2012

12. General meeting and management

Luiz Alves dos Santos

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: Luiz Alves dos Santos

b.     age: 60 years old

c.     profession: Banking

d.     CPF or passport number: CPF 387.923.898/72

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Brazilian Payments System (SPB) and Information Technology.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.03.2001 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

933– Reference Form – 2012

12. General meeting and management

    i.     any criminal conviction

NOTHING TO DECLARE.

   ii.     any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

 iii.     any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b. direct or indirect controller of Bradesco:

 SEE ANNEX

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Alves dos Santos has a degree in Economics and Accounting from Faculdades Integradas de Marília.

934– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Alves dos Santos and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a)     name: Luiz Alves dos Santos

b)     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

935– Reference Form – 2012

12. General meeting and management

Luiz Carlos Brandão Cavalcanti Junior

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: Luiz Carlos Brandão Cavalcanti Junior

b.     age: 50 years old

c.     profession: Banking

d.     CPF or passport number: CPF 226.347.385/87

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Corporate Security and Tender Assessments and Direct Negotiations with Public and Private Institutions.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2005 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

936– Reference Form – 2012

12. General meeting and management

 i.      any criminal conviction

NOTHING TO DECLARE.

ii.      any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.     a company directly or indirectly controlled by the issuer

SEE ANNEX.

b.      direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Brandão Cavalcanti Júnior has a degree in Economics with an extension in Statistics from Faculdade Católica de Ciências Econômicas da Bahia, and an MBA in Advanced Management from Amana Key and FGV.

937– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Brandão Cavalcanti Junior and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: Luiz Carlos Brandão Cavalcanti Junior

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Alpha Serviços de Rede de Autoatendimento S.A.	09.092.759/0001-16	-	-	-	-	-	-	Director	-	Indirect

398– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Luiz Carlos Brandão Cavalcanti Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a)     name: Luiz Carlos Brandão Cavalcanti Junior

b)     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2008		Controlled Company	2009		Controlled Company	2010		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

399 – Reference Form – 2012

12. General meeting and management

Marcos Aparecido Galende

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Marcos Aparecido Galende

b.        age: 44 years old

c.        profession: Banking

d.        CPF or passport number: CPF 089.419.738/05

e.        elected position held: Departmental Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions or duties with Bradesco: Member of the Executive Committees for Accounting Policies and Practices Management and Disclosure.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

positions and duties: Full Member of the Fiscal Council, from 04.30.2010 to 04.28.2011, having worked as alternate, whose assignments were established in article No. 163 of Law No. 6.404/76.

400– Reference Form – 2012

12. General meeting and management

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

Direct:  Cidade  de  Deus  -  Companhia  Comercial  de Participações, NCF Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.02.2010 - Director

From 06.01.2011 - Departmental Director

Bradespar S.A.

04.29.2009 – Alternate Member of the Fiscal Council

04.30.2010 to 04.28.2011 – Full Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

    i.  any criminal conviction

NOTHING TO DECLARE.

   ii.  any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

 iii.  any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

401– Reference Form – 2012

12. General meeting and management

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a)     a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b)      direct or indirect controller of the issuer:

NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Aparecido Galende earned a degree in Economics and Accounting from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC – FITO), an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and an MBA – Controller from the Accounting, Actuarial and Financial Research Institute at USP (FIPECAFI – FEA-USP)

402– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form - CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcos Aparecido Galende Junior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcos Aparecido Galende

b.        position held with Bradesco: Departmental Directror

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

403– Reference Form – 2012

12. General meeting and management

Marcos Bader

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.     name: Marcos Bader

b.     age: 54 years old

c.     profession: Banking

d.     CPF or passport number: CPF 030.763.738/70

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: NOTHING TO DECLARE.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of the board of directors.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 04.15.99 - Departmental Director

404– Reference Form – 2012

12. General meeting and management

Banco BCN S.A. (extinguished 03.12.2004)

10.11.89 to 03.31.99 - Director (CVM registration canceled 07.28.1998)

b. description of any of the following events occurring during the last 5 years:

 i.  any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     the issuer's officers and directors

NOTHING TO DECLARE.

b.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.     (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.     (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.      a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.      direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Bader has a degree in Civil Engineering and doctorate in Production Engineering from the Polytechnic School at Universidade de São Paulo (USP); a degree in Business Administration, Economics, Accounting and Actuarial Sciences from the School of Economics, Management and Accounting – USP; and a Masters in Administration from the School of Economics, Management and Accounting, USP; and a doctorate in Psychology from USP. He is a professor at the School of Economics, Management and Accounting, USP, and guest professor with the MBA program at Fundação Instituto de Administração (FIA) and with the Continuing Education Program (GVpec) at Fundação Getúlio Vargas. Formerly adjunct professor for eight years at Universidade Mackenzie.

405– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcos Bader and companies directly or indirectly controlled by Banco Bradesco S.A.:

a.     name: Marcos Bader

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Subsidiary	2010		Subsidiary	2011		Subsidiary
		Position	Note		Position	Note		Position	Note
Banco Bankpar S.A.	60.419.645/0001-95	-	-	-	General Director	-	Direct	General Director	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	General Director	-	Direct	General Director	-	Direct
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01	-	-	-	General Director	-	Indirect	General Director	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	General Director	-	Indirect	General Director	Mandate ended August	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	General Director	-	Direct	General Director	-	Direct

406– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcos Bader and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Marcos Bader

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

407– Reference Form – 2012

12. General meeting and management

Marcos Daré

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Marcos Daré

b.     age: 54 years old

c.     profession: Banking

d.     CPF or passport number: CPF 874.059.628/15

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committee for Investment.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.05.2004 - Director

from 12.18.2009 - Departmental Director

               b. description of any of the following events occurring during the last 5 years:

408– Reference Form – 2012

12. General meeting and management

 i.      any criminal conviction

NOTHING TO DECLARE.

ii.      any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

NOTHING TO DECLARE.

b.     (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.      a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.     direct or indirect controller of Bradesco:

SEE ANNEX

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Daré graduated in Accounting at Faculdades Associadas Ipiranga (FAI).

409– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Marcos Daré and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a)   name: Marcos Daré

b)   position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

410– Reference Form – 2012

12. General meeting and management

Marlene Morán Millan

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Marlene Morán Millan

b.     age: 48 years old

c.     profession: Banking

d.     CPF or passport number: CPF 076.656.518/10

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committee for Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

411– Reference Form – 2012

12. General meeting and management

 i.      any criminal conviction

NOTHING TO DECLARE.

ii.      any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

NOTHING TO DECLARE.

b.     (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.     a company directly or indirectly controlled by Bradesco:

NOTHING TO DECLARE.

b.      direct or indirect controller of Bradesco:

 SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Ms. Moran Millan graduated in Social Sciences from Faculdade de Filosofia Nossa Senhora Medianeira, and earned MBAs in Financial and Marketing Strategies from FIA/USP (Fundação Instituto de Administração), and in Finance from INSPER (Instituto de Ensino e Pesquisa).

412– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Marlene Moran Millan and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a)      name: Marlene Moran Millan

b)     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

413– Reference Form – 2012

12. General meeting and management

Nobuo Yamazaki

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Nobuo Yamazaki

b.     age: 47 years old

c.     profession: Banking

d.     CPF or passport number: CPF 180.387.998/01

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions and duties with issuer: NOTHING TO DECLARE.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.30.2008 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

    i.     any criminal conviction

414– Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

   ii.     any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

  iii.     any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

NOTHING TO DECLARE.

b.      (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.      (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

 i.       a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

ii.           direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Yamazaki graduated in Economics from Waseda University in Tokyo, Japan.

415 – Reference Form – 2012

12. General meeting and management

Octavio Manoel Rodrigues de Barros

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Octavio Manoel Rodrigues de Barros

b.     age: 56 years old

c.     profession: Banking

d.     CPF or passport number: CPF 817.568.878/53

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committee for Treasury and Basel II Application.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.  list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.27.2005 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

416 – Reference Form – 2012

12. General meeting and management

    i.  any criminal conviction

NOTHING TO DECLARE.

   ii.  any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

 iii.  any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

NOTHING TO DECLARE.

b.      (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.      (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.  a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.  direct or indirect controller of Bradesco:

SEE ANNEX

c. if material, a supplier, client, debtor or creditor of the issuer, or itssubsidiary or parent companies or subsidiaries of any of the latterNOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Rodrigues de Barros has a degree in Economics from Universidade Federal do Rio de Janeiro with Masters and doctorate degrees from other countries.

417 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Octavio Manoel Rodrigues de Barros and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.      name: Octavio Manoel Rodrigues de Barros

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

418 – Reference Form – 2012

12. General meeting and management

Paulo Aparecido dos Santos

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Paulo Aparecido dos Santos

b.     age: 47 years old

c.     profession: Banking

d.     CPF or passport number: CPF 072.150.698/42

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions and duties with issuer: NOTHING TO DECLARE.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 05.25.2009 - Departmental Director

a.      description of any of the following events occurring during the last 5 years:

419 – Reference Form – 2012

12. General meeting and management

b.     any criminal conviction

NOTHING TO DECLARE.

any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

c.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

NOTHING TO DECLARE.

b.      (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.      (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.         a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of Bradesco:

SEE ANNEX

if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. dos Santos has a degree in Business Administration from Universidade Anhembi Morumbi, and a postgraduate degree in Materials Management and Services from Universidade São Judas Tadeu, an MBA from the School of Business Administration at Fundação Armando Alvares Penteado (FAAP), and took an international module at the University of New Mexico – USA, and the Advanced Management program at Amana-Key.

420– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Paulo Aparecido dos Santos and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a)    name: Paulo Aparecido dos Santos

b)    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

421– Reference Form – 2012

12. General meeting and management

Paulo Faustino da Costa

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Paulo Faustino da Costa

b.     age: 47 years old

c.     profession: Banking

d.     CPF or passport number: CPF 055.681.898/97

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Sustainability, Corporate Governance and Disclosure.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 01.27.2010 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

 i.  any criminal conviction

422– Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

ii.  any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.  any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

NOTHING TO DECLARE.

b.     (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.      a company directly or indirectly controlled by Bradesco:

SEE ANNEX.

b.      direct or indirect controller of Bradesco:

SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. da Costa has degrees in Business Administration from Faculdades Integradas Nove de Julho and in Law from Universidade Bandeirante de São Paulo (UNIBAN).

423– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. a. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Paulo Faustino da Costa and companies directly or indirectly controlled by Banco Bradesco S.A. (sheet 1/1):

a.    name: Paulo Faustino da Costa

b.    position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		2010		2011
		Position	Note	Position	Note	Position	Note
Bradesco Securities, Inc.	-	Member of the board of directors and CEO	-	Member of the board of directors and CEO	-	Alternate member of the Board of Directors	-
Bradesco Securities UK Limited	-	Member of the board of directors and CEO	-	Member of the board of directors and CEO	-	Alternate member of the Board of Directors	-

424– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Paulo Faustino da Costa and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.     name: Paulo Faustino da Costa

b.     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlled Company	2010		Controlled Company	2011		Controlled Company
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

425– Reference Form – 2012

12. General meeting and management

Roberto Sobral Hollander

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Roberto Sobral Hollander

b.        age: 61 years old

c.        profession: Banking

d.        CPF or passport number: CPF 301.257.408/59

e.        elected position held: Departmental Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions or duties with Bradesco: Member of Statutory Committees for Integrated Risk Management and Capital Allocation and Internal Controls and Compliance, and of the following Executive Committees: Credit Risk Management; Operational Risk Management; Market and Liquidity Risk Management; Corporate Governance; Basel II Application; Sustainability; Corporate Security; Brazilian Payments System (SPB); Information Technology and Treasury.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 02.10.2003 - Departmental Director

426– Reference Form – 2012

12. General meeting and management

Banco Boavista Interatlântico S.A.

07.01.98 to 10.18.2000 – Executive Director (CVM registration canceled 12.08.99)

Boavista S.A. Arrendamento Mercantil

11.17.2000 to 04.30.2003 - Director

b. description of any of the following events occurring during the last 5 years:

    i.     any criminal conviction

NOTHING TO DECLARE.

   ii.     any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

 iii.     any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

NOTHING TO DECLARE.

b.      (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.      (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.      a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.      direct or indirect controller of Bradesco:

               SEE ANNEX

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Sobral Hollander holds a degree in Business Administration from Fundação Getúlio Vargas.

427– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. -  Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Roberto Sobral Hollander and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a)      name: Roberto Sobral Hollander

b)     position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

428– Reference Form – 2012

12. General meeting and management

Rogério Pedro Câmara

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Rogério Pedro Câmara

b.        age: 48 years old

c.        profession: Banking

d.        CPF or passport number: CPF 063.415.178/90

e.        elected position held: Departmental Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions or duties with Bradesco: Member of the Statutory Committees for Internal Controls and Compliance and for Ethical Conduct, and of the following Executive Committees: Information Technology; Corporate Governance; Basel II Application; Anti-Money Laundering and Terrorist Financing; Corporate Security and Operational Risk Management.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 – Director

429– Reference Form – 2012

12. General meeting and management

from 01.03.2012 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

    i.     any criminal conviction

NOTHING TO DECLARE.

   ii.     any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

 iii.     any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.      issuer's management

NOTHING TO DECLARE.

b.      (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.      (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.      (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

 i.       a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

ii.       direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Câmara graduated in Administration from Universidade Paulista - UNIP, with an MBA - Comtroller from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras of Universidade de São Paulo - FIPECAFI/USP; post-graduation degree “Latu Sensu” - MBA with specialization in Knowledge, Technology and Innovation from Fundação Instituto de Administração - FIA (FEA/USP); and International Module - MBA in Knowledge, Innovation and Technology from Bentley College - Waltham Massachussetts - USA.

430– Reference Form – 2012

12. General meeting and management

Waldemar Ruggiero Júnior

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Waldemar Ruggiero Júnior

b.     age: 54 years old

c.     profession: Banking

d.     CPF or passport number: CPF 047.681.808/76

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committees for Information Technology, Operational Risk Management and Brazilian Payments System (SPB).

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.  list all management positions the person holds or held in publicly-held companies

431– Reference Form – 2012

12. General meeting and management

Banco Bradesco S.A.

from 03.10.2011 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

    i.  any criminal conviction

NOTHING TO DECLARE.

   ii.  any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

 iii.  any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.     issuer's management

               NOTHING TO DECLARE.

b.     (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.     (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.     (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.      a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.      direct or indirect controller of the issuer:

 SEE ANNEX

c.      if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

               NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Ruggiero Jr. graduated in Electrical Engineering and took a postgraduate degree in Integrated Circuit Design at Centro Universitário (FEI), and a masters in Computer Architecture from Universidade de São Paulo (USP).

432– Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Mr. Waldemar Ruggiero Júnior and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.   name: Waldemar Ruggiero Júnior

b.   position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	-	-	-	-	-	-	Member of the board of governors	-	Direct

433– Reference Form – 2012

12. General meeting and management

Walkiria Schirrmeister Marquetti

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.     name: Walkiria Schirrmeister Marquetti

b.     age: 51 years old

c.     profession: Banking

d.     CPF or passport number: CPF 048.844.738/09

e.     elected position held: Departmental Director

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

h.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.      other positions or duties with Bradesco: Member of the Executive Committee for Information Technology.

j.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Departmental Director, whose role pursuant the bylaws is conducting the business of the pertinent department and advising other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.12.2007 - Departmental Director

b. description of any of the following events occurring during the last 5 years:

e.  any criminal conviction

               NOTHING TO DECLARE.

f.  any conviction in CVM administrative proceedings and penalties applied

               NOTHING TO DECLARE.

434 – Reference Form – 2012

12. General meeting and management

g.  any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

               NOTHING TO DECLARE.

               b. (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c. (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d. (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of Bradesco:

               SEE ANNEX.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

               NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Ms. Schirrmeister Marquetti graduated in Mathematics from Faculdade de Ciências e Letras Teresa Martin, earned a specialization diploma in Systems Analysis from Instituto Mackenzie, and an MBA in Banking from Fundação Instituto de Administração (FIA).

435 – Reference Form – 2012

12. General meeting and management

ANNEX

Reference Form CVM Instruction No. 480, of 12.07.2009

Banco Bradesco S.A.

Item 12.10. b. - Relationships of subordination maintained, in the last 3 fiscal years, between Ms. Walkiria Schirrmeister Marquetti and the direct or indirect controllers of Banco Bradesco S.A. (sheet 1/1):

a.        name: Walkiria Schirrmeister Marquetti

b.        position held with Bradesco: Departmental Director

Company	Corporate Tax No. (CNPJ)	2009		Controlling shareholder	2010		Controlling shareholder	2011		Controlling shareholder
		Position	Note		Position	Note		Position	Note
Fundação Bradesco	60.701.521/0001-06	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct	Member of the board of governors	-	Direct

436 – Reference Form – 2012

12. General meeting and management

Antonio Chinellato Neto

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Antonio Chinellato Neto

b.        age: 54 years old

c.        profession: Banking

d.        CPF or passport number: CPF 029.888.168/32

e.        elected position held: Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

 company:  Banco Bradesco S.A.positions and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of the executive board. principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Director

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

               NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

437– Reference Form – 2012

12. General meeting and management

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.        direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c.        if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Chinellato Neto has a degree in Business Administration from Escola Superior de Administração de Negócios de São Paulo, and an MBA in Foreign Trade and International Operations from the Institute of Economic Research (FIPE) at USP.

438– Reference Form – 2012

12. General meeting and management

Cláudio Borges Cassemiro

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Cláudio Borges Cassemiro

b.        age: 54 years old

c.        profession: Banking

d.        CPF or passport number: CPF 849.805.678/00

e.        elected position held: Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

 company:  Banco Bradesco S.A.

 positions and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of the executive board.

 principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 08.02.2010 - Director

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

439– Reference Form – 2012

12. General meeting and management

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

               NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.        direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Borges Cassemiro graduated in Law from Centro Universitário das Faculdades Metropolitanas Unidas (FMU), and earned a “Lato Sensu” MBA in Business Management from the Institute of Administration at USP (FIA – FEA/USP).

440– Reference Form – 2012

12. General meeting and management

Cláudio Fernando Manzato

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Cláudio Fernando Manzato

b.        age: 58 years old

c.        profession: Banking

d.        CPF or passport number: CPF 594.044.938/72

e.        elected position held: Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

  company:  Banco Bradesco S.A.

positions and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2000 - Director

b. description of any of the following events occurring during the last 5 years:

441– Reference Form – 2012

12. General meeting and management

i.         any criminal conviction

               NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

               NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.         a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Manzato holds an Accounting degree from Faculdades Integradas de Fátima do Sul (FIFASUL).

442– Reference Form – 2012

12. General meeting and management

João Sabino

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: João Sabino

b.        age: 56 years old

c.        profession: Banking

d.        CPF or passport number: CPF 989.560.358/49

e.        elected position held: Director

f.         date of election: 03.09.2012

g.        date took office: __.__.____

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: In the last five years, he acted as a representative of Banco Bradesco S.A. in Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (FIMADEN), a non-profit organization, in the position of Executive Superintendent in charge of the Edmundo Vasconcelos Hospital Complex and of the annual budget planning and management. On February 10, 2012, acting as a Director, he started to represent Banco Bradesco S.A. in Fundação Bradesco, in charge of its administration and management.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 02.10.2012 - Director

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

               NOTHING TO DECLARE.

443– Reference Form – 2012

12. General meeting and management

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b. direct or indirect controller of the issuer

NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Sabino graduated in Law from UNIFIEO - Centro Universitário FIEO, with a post-graduation degree in Hospital Administration from Faculdade de Administração - IPH.

444 – Reference Form – 2012

12. General meeting and management

Osmar Roncolato Pinho

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Osmar Roncolato Pinho

b.        age: 58 years old

c.        profession: Banking

d.        CPF or passport number: CPF 689.926.298/34

e.        elected position held: Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 10.17.2008 - Director

CIBRASEC - Companhia Brasileira de Securitização

from 04.19.2007 – Alternate Member of the board of directors

Banco BEC S.A. (extinguished 11.30.2006)

445 – Reference Form – 2012

12. General meeting and management

01.03.2006 to 04.25.2006 – Alternate Member of the Fiscal Council

Bradespar S.A.

04.30.2002 – Alternate Member of the Fiscal Council

04.29.2005 to 04.29.2009 – Full Member of the Fiscal Council

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

               NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

               NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

Mr. Osmar Roncolato Pinho is the brother of Mr. Fernando Roncolato Pinho, Departmental Director of Bradesco.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Roncolato Pinho holds a specialist diploma in Accounting. He graduated in Law from UNIFIEO – Centro Universitário FIEO.

446 – Reference Form – 2012

12. General meeting and management

Paulo Manuel Taveira de Oliveira Ferreira

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Paulo Manuel Taveira de Oliveira Ferreira

b.        age: 47 years old

c.        profession: Banking

d.        CPF or passport number: CPF 127.009.368/17

e.        elected position held: Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: In the last five years, he has worked in the Corporate Department, which main duty is to seek excellence in client management by anticipating solutions, creating long-lasting relationships and perpetuating the generation of wealth for shareholders, employees and the community, where he currently acts as a Director.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 02.10.2012 - Director

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

               NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

447 – Reference Form – 2012

12. General meeting and management

               NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

               NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Taveira de Oliveira Ferreira graduated in Law from Universidade de São Paulo - USP.

448 – Reference Form – 2012

12. General meeting and management

Renan Mascarenhas Carmo

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Renan Mascarenhas Carmo

b.        age: 51 years old

c.        profession: Banking

d.        CPF or passport number: CPF 179.652.845/53

e.        elected position held: Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions or duties with Bradesco: Member of the Executive Committee for Tender Assessments and Direct Negotiations with Public and Private Institutions.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

See item 12.12.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 08.02.2010 - Director

Baneb Leasing S.A. - Arrendamento Mercantil (extinguished 07.28.2000)

07.31.98 to 07.28.2000 - Director (CVM registration canceled 06.20.2000)

449 – Reference Form – 2012

12. General meeting and management

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

               NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

               NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

               NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer:

NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Mascarenhas Carmo graduated in Economics from Faculdade Católica de Ciências Econômicas da Bahia (FACCEBA), and Law from Universidade Católica do Salvador (UCSAL), and has a postgraduate degree in Public Sector Economics from Instituto Nacional de Administración Pública (INAP) in Madrid, and a Masters in Management, Marketing and International Trade from Universidad de Extremadura, in Spain.

450 – Reference Form – 2012

12. General meeting and management

Roberto de Jesus Paris

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Roberto de Jesus Paris

b.        age: 39 years old

c.        profession: Banking

d.        CPF or passport number: CPF 106.943.838/30

e.        elected position held: Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 - Director

451 – Reference Form – 2012

12. General meeting and management

CETIP S.A.- Balcão Organizado de Ativos e Derivativos

from 05.08.2009 - Member of the board of directors (CVM registration granted 10.26.2009)

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

               NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

               NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

 12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

               NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

 NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. de Jesus Paris graduated in Administration from Universidade Paulista - UNIP, with an Executive MBA in Finance with focus on Market Finance from Faculdade Ibmec São Paulo.

452– Reference Form – 2012

12. General meeting and management

Vinicius José de Almeida Albernaz

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Vinicius José de Almeida Albernaz

b.        age: 41 years old

c.        profession: Banking

d.        CPF or passport number: CPF 013.908.097/06

e.        elected position held: Director

f.         date of election: 09.03.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of the executive board.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Banco Bradesco BBI S.A.

positions and duties: Superintendent, from 05.07.2007 to 01.31.2009. He worked in the Treasury area, being in charge of the international trading desk and the Private Banking commercial desk.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Asset and liability transactions, and others inherent to their corresponding authorized portfolios (commercial, investment, credit, finance, investment and real estate loans), including foreign exchange and securities management, pursuant to current legislation and regulations.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Banco Bradesco BBI securities:

453– Reference Form – 2012

12. General meeting and management

- Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 - Director

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

               NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

               NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

               NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer:

 NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. de Almeida Albernaz graduated in Economics from Pontifícia Universidade Católica of Rio de Janeiro - PUC-RIO.

454 – Reference Form – 2012

12. General meeting and management

Alex Silva Braga

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Alex Silva Braga

b.        age: 47 years old

c.        profession: Banking

d.        CPF or passport number: CPF 509.505.336/53

e.        elected position held: Regional Director

f.         date of election: 03.09.2013

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

455 – Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

               NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer:

NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

               NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Silva Braga has a degree in Technology in Marketing from FATEC Internacional – Faculdade de Tecnologia Internacional.

456 – Reference Form – 2012

12. General meeting and management

Almir Rocha

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Almir Rocha

b.        age: 47 years old

c.        profession: Banking

d.        CPF or passport number: CPF 125.546.708/89

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b. description of any of the following events occurring during the last 5 years:

457 – Reference Form – 2012

12. General meeting and management

i.         any criminal conviction

               NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

               NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

               NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer:

NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Rocha graduated in Economics from Centro Universitário das Faculdades Metropolitanas Unidas, and earned an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP)

458 – Reference Form – 2012

12. General meeting and management

Antonio Gualberto Diniz

12.6. In relation to both the issuer's management and the fiscal council members, state in the form of a table:

a.        name: Antonio Gualberto Diniz

b.        age: 50 years old

c.        profession: Banking

d.        CPF or passport number: CPF 053.485.748/56

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer's management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

positions and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

               NOTHING TO DECLARE.

459 – Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

               NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer's management

               NOTHING TO DECLARE.

b.        (i) issuer's management and (ii) the managements of directly or indirectly controlled companies of the issuer

               NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

               NOTHING TO DECLARE.

d.        (i) issuer's management and (ii) the managements of the companies directly and indirectly holding control of the issuer

               NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer:

NOTHING TO DECLARE.

c. if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Diniz holds a degree in Business Administration from Faculdades Integradas “Senador Fláquer”, and earned a specialization diploma in Financial and Marketing Strategies MBA-BRADESCO from Fundação Instituto de Administração FIA (FEA/USP).

460– Reference Form – 2012

12. General meeting and management

Antonio Piovesan

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.       name: Antonio Piovesan

b.      age: 51 years old

c.       profession: Banking

d.      CPF or passport number: CPF 015.525.598/31

e.       elected position held: Regional Director

f.       date of election: 03.09.2012

g.      date took office: 05.10.2012

h.       mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.        other positions and duties with issuer: NOTHING TO DECLARE.

j.        indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b.     description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

461 – Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer’s management

NOTHING TO DECLARE.

b.        (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.      if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Piovesan completed secondary education.

462– Reference Form – 2012

12. General meeting and management

Carlos Alberto Alástico

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.       name: Carlos Alberto Alástico

b.      age: 51 years old

c.       profession: Banking

d.      CPF or passport number: CPF 002.744.798/77

e.       elected position held: Regional Director

f.       date of election: 03.09.2012

g.      date took office: 05.10.2012

h.       mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.        other positions and duties with issuer: NOTHING TO DECLARE.

j.        indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 01.03.2012 - Regional Director

b.   description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

463– Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer’s management

NOTHING TO DECLARE.

b.        (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i) issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.    a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.    direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Alástico graduated in Business Administration at UNIP – Universidade Paulista, and holds an MBA in Company –“Banking Business” Program, from Fundação Getúlio Vargas – School of Business Administration of São Paulo – FGV/EAESP.

464 – Reference Form – 2012

12. General meeting and management

Delvair Fidencio de Lima

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.        name: Delvair Fidencio de Lima

b.        age: 52 years old

c.        profession: Banking

d.        CPF or passport number: CPF 005.645.288/89

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i.  principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b.  description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

465 – Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer’s management

NOTHING TO DECLARE.

b.        (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i)  issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.    a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.    direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. de Lima holds an Accounting degree from Faculdade de Administração e Ciências Contábeis Luzwell, and an MBA in Banking Business at Fundação Getúlio Vargas (FGV – EAESP).

466 – Reference Form – 2012

12. General meeting and management

Francisco Aquilino Pontes Gadelha

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.        name: Francisco Aquilino Pontes Gadelha

b.        age: 54 years old

c.        profession: Banking

d.        CPF or passport number: CPF 089.915.023/34

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i.  principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b. description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

467 – Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer’s management

NOTHING TO DECLARE.

b.        (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i)  issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.     a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.     direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.     if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

 12.12. Supply other information the issuer believes is material:

Mr. Pontes Gadelha graduated in Business Administration from FCHFOR – Faculdade de Ciências Humanas de Fortaleza (UNICE – Higher Education).

468 – Reference Form – 2012

12. General meeting and management

Francisco Assis da Silveira Junior

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.        name: Francisco Assis da Silveira Junior

b.        age: 46 years old

c.        profession: Banking

d.        CPF or passport number: CPF 075.811.178/98

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b.     description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

469 – Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer’s management

NOTHING TO DECLARE.

b.        (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i)  issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.   direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.   if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

 12.12. Supply other information the issuer believes is material:

Mr. da Silveira Junior has a degree in Business Administration from Faculdade AIEC – Associação Internacional de Educação Continuada.

470 – Reference Form – 2012

12. General meeting and management

Geraldo Dias Pacheco

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.        name: Geraldo Dias Pacheco

b.        age: 52 years old

c.        profession: Banking

d.        CPF or passport number: CPF 389.678.049/20

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

471– Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer’s management

NOTHING TO DECLARE.

b.        (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i)  issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.    a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.    direct or indirect controller of the issuer

NOTHING TO DECLARE

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

 12.12. Supply other information the issuer believes is material:

Mr. Dias Pacheco holds a degree in Business Administration from Centro Universitário do Maranhão (UNICEUMA), and an Executive MBA in Business Administration, concentration Banking, from Fundação Getúlio Vargas.

472– Reference Form – 2012

12. General meeting and management

João Alexandre Silva

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.        name: João Alexandre Silva

b.        age: 48 years old

c.        profession: Banking

d.        CPF or passport number: CPF 534.562.979/04

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

473– Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer’s management

NOTHING TO DECLARE.

b.        (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i)  issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.        direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

 12.12. Supply other information the issuer believes is material:

Mr. Silva has a degree in Technology in Financial Management from FATEC Internacional – Faculdade de Tecnologia Internacional.

474 – Reference Form – 2012

12. General meeting and management

José Sergio Bordin

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.        name: José Sergio Bordin

b.        age: 43 years old

c.        profession: Banking

d.        CPF or passport number: CPF 095.407.008/92

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

475 – Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer’s management

NOTHING TO DECLARE.

b.        (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i)  issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

 12.12. Supply other information the issuer believes is material:

Mr. Bordin holds a degree in Accounting from Faculdade de Ciências Contábeis e Atuariais da Alta Noroeste, and an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

476 – Reference Form – 2012

12. General meeting and management

Leandro José Diniz

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.        name: Leandro José Diniz

b.        age: 45 years old

c.        profession: Banking

d.        CPF or passport number: CPF 062.643.218/93

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 01.03.2012 - Regional Director

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

477 – Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a. issuer’s management

NOTHING TO DECLARE.

b. (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i)  issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's management and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

 12.12. Supply other information the issuer believes is material:

Mr. Diniz  holds a graduate degree in Business Administration from UNAERP – Universidade de Ribeirão Preto, was awarded a MBA degree in Banking Business by FGV – Fundação Getúlio Vargas, and a Post-Graduation degree in Economics by Moura Lacerda University Center.

478 – Reference Form – 2012

12. General meeting and management

Luis Carlos Furquim Vermieiro

12.6. In relation to both the issuer’s management and the fiscal council members, state in the form of a table:

a.        name: Luis Carlos Furquim Vermieiro

b.        age: 50 years old

c.        profession: Banking

d.        CPF or passport number: CPF 424.289.559/34

e.        elected position held: Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to both the issuer’s management and the fiscal council members, provide:

a.  curriculum vitae, containing the following information:

i.   principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 06.01.2011 - Director

b.    description of any of the following events occurring during the last 5 years:

i.     any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

479 – Reference Form – 2012

12. General meeting and management

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        issuer’s management

NOTHING TO DECLARE.

b.        (i) issuer’s management and (ii) the managements of directly or indirectly controlled companies of the issuer

NOTHING TO DECLARE.

c.        (i)  issuer's management and the management of its directly or indirectly held subsidiaries or controlled companies and (ii) issuer's direct or indirect controllers

NOTHING TO DECLARE.

d.        (i) issuer’s management and (ii) the managements of the companies directly and indirectly holding control of the issuer

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.        a company directly or indirectly controlled by the issuer:

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12.   Supply other information the issuer believes is material:

Mr. Vermieiro holds a graduate degree in Business Administration from UNIPAR - Universidade Paranaense, and was awarded a MBA in Business Management, with emphasis on Banking, by Fundação Getúlio Vargas.

480– Reference Form – 2012

12. General meeting and management

Mauricio Gomes Maciel

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Mauricio Gomes Maciel

b.        age: 44 years old

c.        profession: Banking

d.        CPF or passport number: CPF 074.061.198/44

e.        elected position held: Regional Director

f.         date of election: 03.10.2011

g.        date took office: 05.10.2012

h.        mandate: Until the first meeting of the board of directors held after the 2012 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities of the same class or type.

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Regional Director

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

481– Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        the issuer's officers and directors

NOTHING TO DECLARE.

b.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.        (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.      if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Gomes Maciel holds a degree in Economics from Universidade Municipal de São Caetano do Sul, and a postgraduate degree "Lato Sensu" in Business Administration, concentration Finance, from Fundação Escola de Comércio Álvares Penteado, and an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

482– Reference Form – 2012

12. General meeting and management

Volnei Wulff

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Volnei Wulff

b.        age: 53 years old

c.        profession: Banking

d.        CPF or passport number: CPF 292.938.559/68

e.        elected position held: Regional Director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a.  curriculum vitae, containing the following information:

i.   principal professional experience in the last 5 years, stating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b.     description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

483– Reference Form – 2012

12. General meeting and management

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        the issuer's officers and directors

NOTHING TO DECLARE.

b.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.        (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.     company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.    direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Wulff holds a degree in Technology in Management Processes from FATEC Internacional – Faculdade de Tecnologia Internacional, and an Executive MBA in Business Administration, concentration Banking, from Fundação Getúlio Vargas.

484 – Reference Form – 2012

12. General meeting and management

Wilson Reginaldo Martins

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Wilson Reginaldo Martins

b.        age: 46 years old

c.        profession: Banking

d.        CPF or passport number: CPF 337.633.301/78

e.        elected position held: Regional director

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a.  curriculum vitae, containing the following information:

i.  principal professional experience in the last 5 years, stating:

company: Banco Bradesco S.A.

position and duties: Regional Director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.     list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 12.18.2009 - Regional Director

b.   description of any of the following events occurring during the last 5 years:

i.         any criminal conviction:

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

485 – Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        the issuer's officers and directors

NOTHING TO DECLARE.

b.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.        (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.         direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.   if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material

Mr. Martins holds a degree in Business Administration from Centro Universitário de Santo André, and has an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

486 – Reference Form – 2012

12. General meeting and management

Ricardo Abecassis Espírito Santo Silva

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Ricardo Abecassis Espírito Santo Silva

b.        age: 53 years old

c.        profession: Economist

d.        CPF or passport number: CPF 692.405.237/15

e.        elected position held: Full Member of the Fiscal Council

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until 03.09.2013

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.          indicate if elected by the controller or not: Yes

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, stating:

company: Banco Bradesco S.A.

position and duties: Full member of the fiscal council, with the attributions set forth in Article 163 of Law No. 6.404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

position and duties: Voting Member of the board of directors from 03.14.2001 to 04.28.2011, whose attributions are the same as those of the board of directors stated in the Company's bylaws:

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

- Controlling group:

487 – Reference Form – 2012

12. General meeting and management

Direct: Cidade de Deus - Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

company: Banco Espírito Santo, S.A.

position and duties: Voting Member of the board of directors from 2002, whose attributions are the same as those of the board of directors stated in the Company's bylaws: exercise the most extensive powers of management and representation of the Company and take all measures necessary or convenient for the activities stated in its business purpose.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Conducting banking business.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of BES securities:

- Controlling group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- OTHER

Silchester International Investors Limited.

company: Banco Espírito Santo de Investimento, S.A.

position and duties: Vice-President of the board of directors from 03.16.2009, being a Member of the board of directors from 07.25.2003 to 03.15.2009; whose attributions are those set forth in the Company's bylaws. manage the Company's activities and represent it in full in and out of court. The Vice-president of the Board will also substitute the President in his/her absence or during impediments.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

 Company’s principal activity: to conduct banking business and all operations banks are legally allowed to undertake.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of securities of Banco Espírito Santo de Investimento, S.A.: wholly-owned by Banco Espírito Santo S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.14.2002 – Full Member of the Fiscal Council

BES Investimento do Brasil S.A. - Investment Bank

From 03.01.2000 - Member of the board of directors (CVM registration canceled 06.20.2000)

Bradespar S.A.

from 03.14.2001 to 04.28.2011 - Member of the board of directors

BHG S.A. - Brazil Hospitality Group

Alternate Member of the board of directors

Monteiro Aranha S.A.

Alternate Member of the board of directors

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction:

488 – Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

ii.   any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.        the issuer's officers and directors

NOTHING TO DECLARE.

b.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.         (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.     a company directly or indirectly controlled by the issuer:

NOTHING TO DECLARE.

b.     direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.   if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Espírito Santo Silva graduated in Economics from City University in London, UK.

489 – Reference Form – 2012

12. General meeting and management

Domingos Aparecido Maia

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Domingos Aparecido Maia

b.        age: 60 years old

c.        profession: Accountant

d.        CPF or passport number: CPF 714.810.018/68

e.        elected position held: Full Member of the Fiscal Council, acting as Coordinator.

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until 03.09.2013

i.         other positions and duties with issuer: NOTHING TO DECLARE.

j.         indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Full member of the fiscal council, with the attributions set forth in Article 163 of Law No. 6.404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

from 03.10.2005 – Full Member of the Fiscal Council

Banco Baneb S.A.

09.01.99 to 03.31.2001 - Director (CVM registration canceled 12.01.2000)

CPM Braxis S.A.

1995 to 1996 - Vice-President / Director

490 – Reference Form – 2012

12. General meeting and management

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.         the issuer's officers and directors

NOTHING TO DECLARE.

b.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.        (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.    direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Maia graduated in Accounting from Faculdades Integradas Campos Salles, and holds an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

491– Reference Form – 2012

12. General meeting and management

Nelson Lopes de Oliveira

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.         name: Nelson Lopes de Oliveira

b.         age: 70 years old

c.         profession: Business

d.         CPF or passport number: CPF 036.974.608/20

e.         elected position held: Full Member of the Fiscal Council

f.          date of election: 03.09.2012

g.         date took office: 05.10.2012

h.         mandate: until 03.09.2013

i.          other positions and duties with issuer: NOTHING TO DECLARE.

j.          indicate if elected by the controller or not: Yes

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Full member of the fiscal council, with the attributions set forth in Article 163 of Law No. 6,404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Other:

Grupo Espírito Santo de Portugal

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.01.89 - Regional Director

03.10.98 - Departmental Director

03.14.2002 – Alternate Member of the Fiscal Council

from 09.03.2008 – Full Member of the Fiscal Council

492– Reference Form – 2012

12. General meeting and management

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.         the issuer's officers and directors

NOTHING TO DECLARE.

b.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.        (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.    direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12.   Supply other information the issuer believes is material:

Mr. Lopes de Oliveira concluded secondary education.

493– Reference Form – 2012

12. General meeting and management

Renaud Roberto Teixeira

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.         name: Renaud Roberto Teixeira

b.         age: 69 years old

c.         profession: Business

d.         CPF or passport number: CPF 057.180.078/53

e.         elected position held: Alternate Member of the Fiscal Council

f.          date of election: 03.09.2012

g.         date took office: 05.10.2012

h.        mandate: until 03.09.2013

i.         other positions and duties with issuer: Yes

j.          indicate if elected by the controller or not: elected by the controller.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Alternate member of the fiscal council, with the attributions set forth in Article 163 of Law No. 6,404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.02.1995 to 03.10.2004 - Regional Director

From 03.10.2005 – Alternate Member of the Fiscal Council

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

494– Reference Form – 2012

12. General meeting and management

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.         the issuer's officers and directors

NOTHING TO DECLARE.

b.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.        (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.        direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12.  Supply other information the issuer believes is material:

Mr. Teixeira concluded secondary education.

495– Reference Form – 2012

12. General meeting and management

João Batistela Biazon

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.         name: João Batistela Biazon

b.         age: 67 years old

c.         profession: Business

d.         CPF or passport number: CPF 003.505.919/20

e.         elected position held: Alternate Member of the Fiscal Council

f.          date of election: 03.09.2012

g.         date took office: 05.10.2012

h.         mandate: until 03.09.2013

i.          other positions and duties with issuer: NOTHING TO DECLARE.

j.          indicate if elected by the controller or not: No

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

 a. curriculum vitae, containing the following information:

i: principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Alternate member of the fiscal council, with the attributions set forth in Article 163 of Law No. 6,404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii.    list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.89 - Regional Director

08.27.2001 - Departmental Director

from 03.12.2007 – Alternate Member of the Fiscal Council

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

NOTHING TO DECLARE.

496– Reference Form – 2012

12. General meeting and management

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.       any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.         the issuer's officers and directors

NOTHING TO DECLARE.

b.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.        (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.        direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Batistela Biazon concluded secondary education.

497– Reference Form – 2012

12. General meeting and management

Jorge Tadeu Pinto de Figueiredo

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.         name: Jorge Tadeu Pinto de Figueiredo

b.         age: 60 years old

c.         profession: Attorney

d.         CPF or passport number: CPF 399.738.328/68

e.         elected position held: Alternate Member of the Fiscal Council

f.         date of election: 03.09.2012

g.         date took office: 05.10.2012

h.         mandate: until 03.09.2013

i.          other positions and duties with issuer: NOTHING TO DECLARE.

j.          indicate if elected by the controller or not: Yes

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, indicating:

company: Banco Bradesco S.A.

position and duties: Alternate member of the fiscal council, with the attributions set forth in Article 163 of Law No. 6,404/76.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

- Controlling group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.98 to 03.10.2000 - Departmental Director

03.14.2002 to 03.12.2007 – Alternate Member of the Fiscal Council

from 03.10.2009 – Alternate Member of the Fiscal Council

b.    description of any of the following events occurring during the last 5 years:

i.         any criminal conviction

498– Reference Form – 2012

12. General meeting and management

NOTHING TO DECLARE.

ii.        any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii.      any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

12.9. Inform the existence of marital or stable relationship or kinship to the second degree between:

a.         the issuer's officers and directors

NOTHING TO DECLARE.

b.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

c.        (i) the issuer's officers and directors and those of its directly or indirectly held subsidiaries or controlled companies and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

d.        (i) the issuer's officers and directors and (ii) those of the issuer's directly and indirectly held controlling entities

NOTHING TO DECLARE.

12.10. Report relationships of subordination, services provided or controlling interests held, in the last 3 fiscal years, between the issuer's officers and directors and:

a.        a company directly or indirectly controlled by the issuer

NOTHING TO DECLARE.

b.        direct or indirect controller of the issuer

NOTHING TO DECLARE.

c.    if material, a supplier, client, debtor or creditor of the issuer, or its subsidiary or parent companies or subsidiaries of any of the latter

NOTHING TO DECLARE.

12.12. Supply other information the issuer believes is material:

Mr. Pinto de Figueiredo graduated in Business Administration and Law from Centro Universitário FIEO – UNIFIEO.

499 – Reference Form – 2012

12. General meeting and management

12.11 – Agreements including insurance policies for payment or reimbursement of expenses incurred by directors and officers

Banco Bradesco S.A. annually arranges the Seguro de Responsabilidade Civil Geral de Administradores (Directors and Officers insurance – D&O coverage) for itself and its subsidiaries, for the duration of 12 months, in order to provide worldwide coverage of its directors' or officers' risk of claims for damages and compensation or legal actions made by individuals, corporations or government bodies, or by agencies alleging they have been harmed by acts committed by the insured. Policies cover claims against those insured exclusively for harmful events (culpable, but not intentional actions) committed by the insured.

"Insured" herein means any person who has been, is, or may be, as applicable, a member of the board of directors, executive board, fiscal councilor any other statutory body or body created by Bradesco's bylaws or those of its subsidiaries, or any employee who has powers of representation in relation to third parties, or whose job involves representing a fact or right of the Company to third parties.

Coverage is worldwide except for claims for environmental damage in the United States. Coverage arranged for 2011 was US$ 75 million.

Total insurance premiums	US$ 1.6 mn (+ 7% IOF)
Chubb	USD 560 thousand (+ 7% IOF)
Ace	USD 525 thousand (+ 7% IOF)
Chubb	USD 180 thousand (+ 7% IOF)
Zurich	USD 335 thousand (+ 7% IOF)

12.12. Supply other information the issuer believes is material:

Item 12.12. Other material information – Shareholders’ Meeting and Management

Item	Described matters
1)	Information related to item 12.7 of this Reference Form.
2)

Positions held by members of the board of directors in the board of directors and Fiscal Council, Committees and Executive Bodies of other Companies or Entities, pursuant to Item 4.4 of Corporate Governance Level-1 List of BM&FBovespa, in addition to those referred to in Items 12.6/8 and 12.10.

3)	Information on ABRASCA Open Company Self-Regulation and Good Practices Code.

500 – Reference Form – 2012

12. General meeting and management

1)     Information related to item 12.7 of this Reference Form

Committee for Compensation

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Lázaro de Mello Brandão	85	Banking	004.637.528/72	Coordinator	None	03.09.2012	Indefinite	President of the board of directors
Antônio Borni	76	Banking	003.052.609/44	Member	None	03.09.2012	Indefinite	Vice-president of the board of directors
Mário da Silveira Teixeira Júnior	66	Banking	113.119.598/15	Member	None	03.09.2012	Indefinite	Member of the board of directors
Luiz Carlos Trabuco Cappi	60	Banking	250.319.028/68	Member	None	03.09.2012	Indefinite	Member of the board of directors and CEO
Carlos Alberto Rodrigues Guilherme	68	Banking	021.698.868/34	Member	None	03.09.2012	Indefinite	Member of the board of directors
Milton Matsumoto	67	Banking	081.225.550/04	Member	None	03.09.2012	Indefinite	Member of the board of directors
Sérgio Nonato Rodrigues	57	Banking	762.457.308/30	Member	None	03.09.2012	Indefinite	Executive Superintendent

Committee for Audit

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Carlos Alberto Rodrigues Guilherme	68	Banking	021.698.868/34	Member	05.10.2012	It depends on Bacen homologation of the member election	Indefinite	Member of the board of directors
José Lucas Ferreira Neto	55	Accountant	117.307.901/78	Member	05.10.2012	It depends on Bacen homologation of the member election	Indefinite	None
Romulo Nagib Lasmar	66	Lawyer	010.923.241/00	Member	05.10.2012	It depends on Bacen homologation of the member election	Indefinite	None

501– Reference Form – 2012

12. General meeting and management

Osvaldo Watanabe	58	Economist and Accountant	668.886.388/04	Member	05.10.2012	It depends on Bacen homologation of the member election	Indefinite	None

502– Reference Form – 2012

12. General meeting and management

Description of the Members of the Audit Committee, according to ICVM no. 509, of 16.11.2011

Carlos Alberto Rodrigues Guilherme

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.        name: Carlos Alberto Rodrigues Guilherme

b.        age: 68 years old

c.        profession: Banking

d.        CPF or passport number: CPF 021.698.868/34

e.        elected position held: Member of the Executive Committee for Audit, acting as Coordinator.

f.         date of election: 03.09.2012

g.        date took office: 05.10.2012

h.        mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.         other positions or duties with Bradesco: Member of the board of directors. Member of the Statutory Committees for Compensation; Ethical Conduct and Internal Controls and Compliance.

j.         indicate if elected by the controller or not: No.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, stating:

company: Banco Bradesco S.A.

position and duties: Member of the Committee for Audit in the capacity of Coordinator, whose duties are established by Article 15 of Resolution No. 3,198, of 05.27.2004, of Central Bank of Brazil; and Member of the board of directors, whose duties are the same of the board of directors that are established in the law and in the Company’s Articles of Incorporation.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

– Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradesco Leasing S.A. – Arrendamento Mercantil

position and duties: Voting Member of the board of directors, whose attributions are the same as those of the board of directors stated in the Company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

503– Reference Form – 2012

12. General meeting and management

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Leasing securities:

– Controlling group:

Direct: Banco Bradesco S.A.

Indirect: Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

company: Bradespar S.A.

position and duties: Voting Member of the board of directors, whose attributions are the same as those of the board of directors stated in the Company's bylaws.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradespar securities:

– Controlling group:

Direct: Cidade de Deus – Companhia Comercial de Participações, NCF Participações S.A., Fundação Bradesco.

Indirect: Nova Cidade de Deus Participações S.A., BBD Participações S.A., NCD Participações Ltda.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.86 - Departmental Director

03.10.98 - Adjunct Executive Director

03.10.99 - Executive Managing Director

from 03.10.2009 – Member of the board of directors

Banco BERJ S.A.

(ex-Banco do Estado do Rio de Janeiro S.A. – BERJ)

from 11.03.2011 – Member of the board of directors

Bradesco Leasing S.A. – Arrendamento Mercantil

from 04.30.2009 – Member of the board of directors

Bradespar S.A.

from 04.29.2009 – Member of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

04.30.98 to 04.29.2003 – Director (CVM registration canceled 06.30.98)

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction:

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

504– Reference Form – 2012

12. General meeting and management

José Lucas Ferreira de Melo

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a. name: José Lucas Ferreira de Melo

b. age: 55 years old

c. profession: Accountant

d. CPF or passport number: CPF 117.307.901/78

e. elected position held: Member of the Committee for Audit.

f. date of election: 03.09.2012

g. date took office: 05.10.2012

h   mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.   other positions or duties with Bradesco: NOTHING TO DECLARE.

j.   indicate if elected by the controller or not: No.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, stating:

company: Banco Bradesco S.A.

position and duties: Member of the Committee for Audit, whose duties are established by Article 15 of Resolution No. 3,198, of 05.27.2004, of Central Bank of Brazil.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

– Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

DASA – Diagnósticos da América S.A.

from April/2009 – Member of the board of directors

Dibens Leasing S.A. – Arrendamento Mercantil

from 2007 to 2009 – Member of the board of directors

Dufry South America

from April/2009 – Member of the board of directors (CVM registration canceled 05.21.2010)

Unibanco – União de Bancos Brasileiros S.A.

from 1999 to 2004 – Executive Director

from 2004 to 2007 – Executive Vice-president

Unibanco Holdings S.A. (incorporated by Banco Itaú S.A.)

505 – Reference Form – 2012

12. General meeting and management

from 2003 to 2009 – Executive Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

Romulo Nagib Lasmar

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.  name: Romulo Nagib Lasmar

b.  age: 66 years old

c.     profession: Attorney

d.     CPF or passport number: CPF 010.923.241/00

e.     elected position held: Member of the Committee for Audit.

f.      date of election: 03.09.2012

g.     date took office: 05.10.2012

c.     mandate: until the first meeting of the board of directors held after the 2013 OGM.

h.     other positions or duties with Bradesco: NOTHING TO DECLARE.

i.      indicate if elected by the controller or not: No.

12.7. Supply the information mentioned in item 12.6 related to members of statutory committees, and audit, risk, financial and compensation committees, even if such committees or structures are not statutory

NOTHING TO DECLARE.

12.8. In relation to each of the officers and directors and fiscal council members, provide:

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, stating:

company: Banco Bradesco S.A.

position and duties: Member of the Committee for Audit, whose duties are established by Article 15 of Resolution No. 3,198, of 05.27.2004, of Central Bank of Brazil.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

506– Reference Form – 2012

12. General meeting and management

– Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.98 to 03.12.2007 – Departmental Director

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

507– Reference Form – 2012

12. General meeting and management

Osvaldo Watanabe

12.6. In relation to each of the issuer's officers and directors and fiscal council members, state in the form of a table:

a.  name: Osvaldo Watanabe

b.  age: 58 years old

c.  profession: Economist and Accountant

d.  CPF or passport number: CPF 668.886.388/04

e.  elected position held: Member of the Committee for Audit.

f.   date of election: 03.09.2012

g.  date took office: 05.10.2012

h.  mandate: until the first meeting of the board of directors held after the 2013 OGM.

i.   other positions or duties with Bradesco: NOTHING TO DECLARE.

j.   indicate if elected by the controller or not: No.

X

a. curriculum vitae, containing the following information:

i. principal professional experience in the last 5 years, stating:

company: Banco Bradesco S.A.

position and duties: Member of the Committee for Audit, whose duties are established by Article 15 of Resolution No. 3,198, of 05.27.2004, of Central Bank of Brazil.

principal activity of the company in which these experiences occurred, highlighting companies or organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or indirectly holding 5% or more of the issuer's securities the same class or type

Company’s principal activity: Banking transactions in general, including forex.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco securities:

– Controlling group:

Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

ii. list all management positions the person holds or held in publicly-held companies

NOTHING TO DECLARE.

b. description of any of the following events occurring during the last 5 years:

i. any criminal conviction

NOTHING TO DECLARE.

ii. any conviction in CVM administrative proceedings and penalties applied

NOTHING TO DECLARE.

iii. any final and conclusive judicial or administrative decision that suspended or disqualified him/her from professional or business activity of any kind

NOTHING TO DECLARE.

508 – Reference Form – 2012

12. General meeting and management

Committee for Internal Controls and Compliance

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Mário da Silveira Teixeira Júnior	66	Banking	113.119.598/15	Coordinator	None	03.09.2012	Indefinite	Member of the board of directors
Carlos Alberto Rodrigues Guilherme	68	Banking	021.698.868/34	Member	None	03.09.2012	Indefinite	Member of the board of directors
Milton Matsumoto	67	Banking	081.225.550/04	Member	None	03.09.2012	Indefinite	Member of the board of directors
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	03.09.2012	Indefinite	Executive vice-president
Marco Antonio Rossi	51	Banking	015.309.538/55	Member	None	03.09.2012	Indefinite	Executive vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	03.09.2012	Indefinite	Executive Managing Director
Clayton Camacho	50	Banking	049.313.418-29	Member	None	03.09.2012	Indefinite	Departmental Director
Frederico William Wolf	55	Banking	882.992.108/44	Member	None	03.09.2012	Indefinite	Departmental Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	03.09.2012	Indefinite	Departmental Director
Rogério Pedro Câmara	48	Banking	063.415.178/90	Member	None	03.09.2012	Indefinite	Departmental Director

509 – Reference Form – 2012

12. General meeting and management

Committee for Ethical Conduct

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Milton Matsumoto	67	Banking	081.225.550/04	Coordinator	None	03.09.2012	Indefinite	Member of the board of directors
Carlos Alberto Rodrigues Guilherme	68	Banking	021.698.868/34	Member	None	03.09.2012	Indefinite	Member of the board of directors
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	03.09.2012	Indefinite	Executive vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	03.09.2012	Indefinite	Executive vice-president
Marco Antonio Rossi	51	Banking	015.309.538/55	Member	None	03.09.2012	Indefinite	Executive vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	03.09.2012	Indefinite	Executive Managing Director
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	03.09.2012	Indefinite	Executive Managing Director
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	03.09.2012	Indefinite	Executive Managing Director
Clayton Camacho	50	Banking	049.313.418-29	Member	None	03.09.2012	Indefinite	Departmental Director
Frederico William Wolf	55	Banking	882.992.108/44	Member	None	03.09.2012	Indefinite	Departmental Director
Glaucimar Peticov	49	Banking	059.348.278/63	Member	None	03.09.2012	Indefinite	Departmental Director
José Luiz Rodrigues Bueno	58	Banking	586.673.188/68	Member	None	03.09.2012	Indefinite	Departmental Director
Júlio Alves Marques	59	Banking	618.635.808/91	Member	None	03.09.2012	Indefinite	Departmental Director
Rogério Pedro Câmara	48	Banking	063.415.178/90	Member	None	03.09.2012	Indefinite	Departmental Director

510 – Reference Form – 2012

12. General meeting and management

Committee for Integrated Risk Management and Capital Allocation

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Coordinator	None	03.09.2012	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	03.09.2012	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	03.09.2012	Indefinite	Executive Vice-president
Aurélio Conrado Boni	60	Banking	191.617.008/00	Member	None	03.09.2012	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	52	Banking	373.766.326/20	Member	None	03.09.2012	Indefinite	Executive Vice-president
Marco Antonio Rossi	51	Banking	015.309.538/55	Member	None	03.09.2012	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	03.09.2012	Indefinite	Executive Managing Director
Alfredo Antônio Lima de Menezes	49	Banking	037.958.008/03	Member	None	03.09.2012	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Member	None	03.09.2012	Indefinite	Executive Managing Director
Antonio de Jesus Mendes	59	Banking	531.807.478/20	Member	None	03.09.2012	Indefinite	Departmental Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	03.09.2012	Indefinite	Departmental Director

511 – Reference Form – 2012

12. General meeting and management

Executive Committee for Corporate Governance

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Coordinator	None	None	Indefinite	Executive Managing Director
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Antonio José da Barbara	43	Banking	083.858.728/33	Member	None	None	Indefinite	Departmental Director
Frederico William Wolf	55	Banking	882.992.108/44	Member	None	None	Indefinite	Departmental Director
José Maria Soares Nunes	54	Banking	001.666.878/20	Member	None	None	Indefinite	Departmental Director
Paulo Faustino da Costa	47	Banking	055.681.898/97	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Rogério Pedro Câmara	48	Banking	063.415.178/90	Member	None	None	Indefinite	Departmental Director

Executive Committee for Market and Liquidity Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Executive Managing Director
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Alfredo Antônio Lima de Menezes	49	Banking	037.958.008/03	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
André Bernardino da Cruz Filho	52	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
Cassiano Ricardo Scarpelli	43	Banking	082.633.238/27	Member	None	None	Indefinite	Departmental Director
José Luis Elias	56	Banking	719.038.288/72	Member	None	None	Indefinite	Departmental Director
Tarcísio José Massote de Gody	48	Banking	316.688.601/64	Member	None	None	Indefinite	None

512 – Reference Form – 2012

12. General meeting and management

Executive Committee for Credit Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Executive Managing Director
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Marcelo de Araújo Noronha	46	Banking	360.668.504/15	Member	None	None	Indefinite	Executive Managing Director
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	None	Indefinite	Executive Managing Director
Luiz Fernando Peres	61	Banking	411.482.078/72	Member	None	None	Indefinite	Adjunct Executive Director
André Marcelo da Silva Prado	50	Banking	797.052.867/87	Member	None	None	Indefinite	Adjunct Executive Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Adineu Santesso	59	Banking	401.747.518/34	Member	None	None	Indefinite	Departmental Director
Eurico Ramos Fabri	39	Banking	248.468.208/58	Member	None	None	Indefinite	Departmental Director
Tarcísio José Massote de Gody	48	Banking	316.688.601/64	Member	None	None	Indefinite	None

Executive Committee for Operational Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco

Alexandre da Silva Glüher	51	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Executive Managing Director
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director
Nilton Pelegrino Nogueira	58	Banking	680.389.338/34	Member	None	None	Indefinite	Executive Managing Director
Marcelo de Araújo Noronha	46	Banking	360.668.504/15	Member	None	None	Indefinite	Executive Managing Director
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	None	Indefinite	Executive Managing Director
Candido Leoneli	64	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	52	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director

513 – Reference Form – 2012

12. General meeting and management

Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Frederico William Wolf	55	Banking	882.992.108/44	Member	None	None	Indefinite	Departmental Director
Helio Biagi	50	Banking	032.368.408/46	Member	None	None	Indefinite	None
Waldemar Ruggiero Júnior	54	Banking	047.681.808/76	Member	None	None	Indefinite	Departmental Director
Clayton Camacho	50	Banking	049.313.418-29	Member	None	None	Indefinite	Departmental Director
Joel Antonio Scalabrini	52	Banking	926.230.698/91	Member	None	None	Indefinite	Departmental Director
Rogério Pedro Câmara	48	Banking	063.415.178/90	Member	None	None	Indefinite	Departmental Director
Marcos Suryan Neto	51	Insurance	014.196.728/51	Member	None	None	Indefinite	Insurance

Executive Committee for Anti-Money Laundering and Terrorist Financing

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Executive Managing Director
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	52	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Vice-president
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director
Candido Leoneli	64	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	None	Indefinite	Executive Managing Director
Marcelo de Araújo Noronha	46	Banking	360.668.504/15	Member	None	None	Indefinite	Executive Managing Director
Nilton Pelegrino Nogueira	58	Banking	680.389.338/34	Member	None	None	Indefinite	Executive Managing Director
Frederico William Wolf	55	Banking	882.992.108/44	Member	None	None	Indefinite	Departmental Director
Rogério Pedro Câmara	48	Banking	063.415.178/90	Member	None	None	Indefinite	Departmental Director
Tarcísio José Massote de Gody	48	Banking	316.688.601/64	Member	None	None	Indefinite	None

514 – Reference Form – 2012

12. General meeting and management

Executive Committee for Brazilian Payments System (SPB)

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Aurélio Conrado Boni	60	Banking	191.617.008/00	Coordinator	None	None	Indefinite	Executive Vice-president
Maurício Machado de Minas	52	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
André Bernardino da Cruz Filho	52	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	57	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
Luiz Alves dos Santos	60	Banking	387.923.898/72	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Waldemar Ruggiero Júnior	54	Banking	047.681.808/76	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	43	Banking	641.036.099/15	Member	None	None	Indefinite	Departmental Director
Antonio Carlos Melhado	52	Banking	851.955.538/15	Member	None	None	Indefinite	Departmental Director
José Luis Elias	56	Banking	719.038.288/72	Member	None	None	Indefinite	Departmental Director
Frederico William Wolf	55	Banking	882.992.108/44	Member	None	None	Indefinite	Departmental Director
Iezio Ribeiro Sousa	60	Banking	584.287.558/68	Member	None	None	Indefinite	Banking

515 – Reference Form – 2012

12. General meeting and management

Executive Committee for Basel II Application

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Coordinator	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Vice-president
Aurélio Conrado Boni	60	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	52	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Vice-president
Marco Antonio Rossi	51	Banking	015.309.538/55	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	52	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Frederico William Wolf	55	Banking	882.992.108/44	Member	None	None	Indefinite	Departmental Director
Antonio de Jesus Mendes	59	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	43	Banking	641.036.099/15	Member	None	None	Indefinite	Departmental Director
Rogério Pedro Câmara	48	Banking	063.415.178/90	Member	None	None	Indefinite	Departmental Director
Octávio Manoel Rodrigues de Barros	56	Banking	044.745.768/37	Member	None	None	Indefinite	Departmental Director

Executive Committee for Corporate Security

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Aurélio Conrado Boni	60	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Executive Managing Director
André Marcelo da Silva Prado	50	Banking	797.052.867/87	Member	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	64	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	52	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director

516 – Reference Form – 2012

12. General meeting and management

Arnaldo Nissental	56	Banking	425.048.807/15	Member	None	None	Indefinite	Departmental Director
Clayton Camacho	50	Banking	049.313.418-29	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	43	Banking	641.036.099/15	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	57	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
Frederico William Wolf	55	Banking	882.992.108/44	Member	None	None	Indefinite	Departmental Director
Joel Antonio Scalabrini	52	Banking	926.230.698/91	Member	None	None	Indefinite	Departmental Director
José Luiz Rodrigues Bueno	58	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director
Luiz Carlos Brandao Cavalcante Junior	50	Banking	226.347.385/87	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Rogério Pedro Câmara	48	Banking	063.415.178/90	Member	None	None	Indefinite	Departmental Director
Enrique Adan Y Coello	52	Insurance	037.520.188/28	Member	None	None	Indefinite	None
Marcelo Frontini	56	Engineer	126 724 118/75	Member	None	None	Indefinite	None

Executive Committee for Information Technology

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Aurélio Conrado Boni	60	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Vice-president
Marco Antonio Rossi	51	Banking	015.309.538/55	Member	None	None	Indefinite	Executive Vice-president
Maurício Machado de Minas	52	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Douglas Tevis Francisco	49	Banking	040.066.838/63	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	57	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
Luiz Alves dos Santos	60	Banking	387.923.898/72	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Waldemar Ruggiero Júnior	54	Banking	047.681.808/76	Member	None	None	Indefinite	Departmental Director
Antonio Carlos Melhado	52	Banking	851.955.538/15	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	43	Banking	641.036.099/15	Member	None	None	Indefinite	Departmental Director
Rogério Pedro Câmara	48	Banking	063.415.178/90	Member	None	None	Indefinite	Departmental Director
Walkiria Schirrmeister Marquetti	51	Banking	048.844.738/09	Member	None	None	Indefinite	Banking

517 – Reference Form – 2012

12. General meeting and management

Executive Committee for Investment

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	52	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
Alfredo Antônio Lima de Menezes	49	Banking	037.958.008/03	Member	None	None	Indefinite	Executive Managing Director
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	None	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Member	None	None	Indefinite	Executive Managing Director
Nilton Pelegrino Nogueira	58	Banking	680.389.338/34	Member	None	None	Indefinite	Executive Managing Director
Altair Antônio de Souza	51	Banking	244.092.606/00	Member	None	None	Indefinite	Adjunct Executive Director
André Marcelo da Silva Prado	50	Banking	797.052.867/87	Member	None	None	Indefinite	Adjunct Executive Director
Denise Pauli Pavarina	49	Banking	076.818.858/03	Member	None	None	Indefinite	Adjunct Executive Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Octávio Manoel Rodrigues de Barros	56	Banking	044.745.768/37	Member	None	None	Indefinite	Departmental Director
André Bernardino da Cruz Filho	52	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
Antonio de Jesus Mendes	59	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Aurélio Guido Pagani	52	Banking	349.838.999/87	Member	None	None	Indefinite	Departmental Director
Cassiano Ricardo Scarpelli	43	Banking	082.633.238/27	Member	None	None	Indefinite	Departmental Director
Diaulas Morize Vieira Marcondes Junior	54	Banking	010.673.678/70	Member	None	None	Indefinite	Departmental Director
Guilherme Muller Leal	44	Banking	965.442.017/15	Member	None	None	Indefinite	Departmental Director
João Albino Winkelmann	49	Banking	394.235.810/72	Member	None	None	Indefinite	Departmental Director

518 – Reference Form – 2012

12. General meeting and management

José Luis Elias	56	Banking	719.038.288/72	Member	None	None	Indefinite	Departmental Director
Lúcio Rideki Takahama	48	Banking	052.446.968/74	Member	None	None	Indefinite	Departmental Director
Marcos Daré	54	Banking	874.059.628/15	Member	None	None	Indefinite	Departmental Director

Executive Committee for Credit

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Coordinator	None	None	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	52	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Vice-president
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	None	Indefinite	Executive Managing Director
André Marcelo da Silva Prado	50	Banking	797.052.867/87	Member	None	None	Indefinite	Adjunct Executive Director
Luiz Fernando Peres	61	Banking	411.482.078/72	Member	None	None	Indefinite	Adjunct Executive Director
Octávio de Lazari Júnior	48	Banking	044.745.768/37	Member	None	None	Indefinite	Adjunct Executive Director
Eurico Ramos Fabri	39	Banking	248.468.208/58	Member	None	None	Indefinite	Departmental Director

Executive Committee for Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Sérgio Alexandre Figueiredo Clemente	52	Banking	373.766.326/20	Coordinator	None	None	Indefinite	Executive Vice-president
Alfredo Antônio Lima de Menezes	49	Banking	037.958.008/03	Member	None	None	Indefinite	Executive Managing Director
André Marcelo da Silva Prado	50	Banking	797.052.867/87	Member	None	None	Indefinite	Adjunct Executive Director
Denise Pauli Pavarina	49	Banking	076.818.858/03	Member	None	None	Indefinite	Adjunct Executive Director
Guilherme Muller Leal	44	Banking	965.442.017/15	Member	None	None	Indefinite	Departmental Director
João Albino Winkelmann	49	Banking	394.235.810/72	Member	None	None	Indefinite	Departmental Director
Lúcio Rideki Takahama	48	Banking	052.446.968/74	Member	None	None	Indefinite	Departmental Director

519 – Reference Form – 2012

12. General meeting and management

Marlene Moran Millan	48	Banking	076.656.518/10	Member	None	None	Indefinite	Departmental Director
Luiz Antonio de Ulhôa Galvão	51	Banking	065.849.808/80	Member	None	None	Indefinite	Banking
Renato Ejnisman	42	Banking	156.901.608/90	Member	None	None	Indefinite	Banking

Executive Committee for Products and Services

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Aurélio Conrado Boni	60	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Coordinator	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	52	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director
Candido Leoneli	64	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	52	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Edilson Wiggers	43	Banking	641.036.099/15	Member	None	None	Indefinite	Departmental Director

520 – Reference Form – 2012

12. General meeting and management

Executive Committee for Tenders and Direct Negotiations with Public and Private Institutions

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office:	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Josué Augusto Pancini	52	Banking	966.136.968/20	Coordinator	None	None	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Altair Antônio de Souza	51	Banking	244.092.606/00	Member	None	None	Indefinite	Adjunct Executive Director
André Marcelo da Silva Prado	50	Banking	797.052.867/87	Member	None	None	Indefinite	Adjunct Executive Director
Aurélio Guido Pagani	52	Banking	349.838.999/87	Member	None	None	Indefinite	Departmental Director
Antonio de Jesus Mendes	59	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Luiz Carlos Brandão Cavalcanti Júnior	50	Banking	226.347.385/87	Member	None	None	Indefinite	Departmental Director
Renan Mascarenhas Carmo	51	Banking	179.652.845/53	Member	None	None	Indefinite	Director

521 – Reference Form – 2012

12. General meeting and management

Executive Committee for Capital Market

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	52	Banking	373.766.326/20	Coordinator	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
Alfredo Antônio Lima de Menezes	49	Banking	037.958.008/03	Member	None	None	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Member	None	None	Indefinite	Executive Managing Director
Luiz Fernando Peres	61	Banking	411.482.078/72	Member	None	None	Indefinite	Adjunct Executive Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
André Bernardino da Cruz Filho	52	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
Eurico Ramos Fabri	39	Banking	248.468.208/58	Member	None	None	Indefinite	Departmental Director
Guilherme Muller Leal	44	Banking	965.442.017/15	Member	None	None	Indefinite	Departmental Director
Renato Ejnisman	42	Banking	156.901.608/90	Member	None	None	Indefinite	Banking
Luiz Antonio de Ulhôa Galvão	51	Banking	065.849.808/80	Member	None	None	Indefinite	Banking

522 – Reference Form – 2012

12. General meeting and management

Executive Committee for Treasury

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Alfredo Antônio Lima de Menezes	49	Banking	037.958.008/03	Coordinator	None	None	Indefinite	Executive Managing Director
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	None	Indefinite	Executive vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Member	None	None	Indefinite	Executive Managing Director
Nilton Pelegrino Nogueira	58	Banking	680.389.338/34	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Antonio de Jesus Mendes	59	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Cassiano Ricardo Scarpelli	43	Banking	082.633.238/27	Member	None	None	Indefinite	Departmental Director
José Luis Elias	56	Banking	719.038.288/72	Member	None	None	Indefinite	Departmental Director
Octavio Manoel Rodrigues de Barros	56	Banking	817.568.878/53	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director

523 – Reference Form – 2012

12. General meeting and management

Executive Committee for Accounting Policies and Practices Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Marcos Aparecido Galende	45	Banking	089.419.738/05	Member	None	None	Indefinite	Departmental Director
Mauro Roberto Vasconcellos Gouvêa	53	Banking	010.721.218/83	Member	None	None	Indefinite	Banking
Alexandre Rappaport	38	Banking	261.852.188/95	Member	None	None	Indefinite	Banking
Haydewaldo Roberto Chamberlain da Costa	52	Insurance	756.039.427/20	Member	None	None	Indefinite	Insurance
Daniel José Liberati	51	Banking	011.291.758/55	Participant	None	None	Indefinite	Departmental Assistant Manager

Executive Committee for Acquisition and Integration of New Companies to the Bradesco Organization

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	None	Indefinite	Executive vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Member	None	None	Indefinite	Executive Managing Director
Marco Antonio Rossi	51	Insurance	069.798.638/19	Member	None	None	Indefinite	Executive Vice-president

524 – Reference Form – 2012

12. General meeting and management

Executive Committee for Human Resources and Personnel Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Trabuco Cappi	60	Banking	250.319.028/68	Coordinator	None	None	Indefinite	CEO
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director

Executive Committee for Quality

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date elected	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Coordinator	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director
José Luiz Rodrigues Bueno	58	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	43	Banking	641.036.099/15	Member	None	None	Indefinite	Departmental Director
Glaucimar Peticov	49	Banking	059.348.278/63	Member	None	None	Indefinite	Departmental Director

525 – Reference Form – 2012

12. General meeting and management

Executive Committee for Disclosure

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Coordinator	None	None	Indefinite	Executive Managing Director
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Marco Antonio Rossi	51	Banking	069.798.638/19	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Haydewaldo Roberto Chamberlain da Costa	52	Insurance	756.039.427/20	Member	None	None	Indefinite	Insurance
Antonio José da Barbara	43	Banking	083.858.728/33	Member	None	None	Indefinite	Departmental Director
José Maria Soares Nunes	54	Banking	001.666.878/20	Member	None	None	Indefinite	Departmental Director
Marcos Aparecido Galende	45	Banking	089.419.738/05	Member	None	None	Indefinite	Departmental Director
Paulo Faustino da Costa	47	Banking	055.681.898/97	Member	None	None	Indefinite	Departmental Director

526 – Reference Form – 2012

12. General meeting and management

Executive Committee for Strategic Planning

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Trabuco Cappi	60	Banking	250.319.028/68	Coordinator	None	None	Indefinite	CEO
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	63	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Vice-president
Aurélio Conrado Boni	60	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	52	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Vice-president
Marco Antonio Rossi	51	Banking	069.798.638/19	Member	None	None	Indefinite	Executive Vice-president
Candido Leonelli	64	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	52	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
Alfredo Antônio Lima de Menezes	49	Banking	037.958.008/03	Member	None	None	Indefinite	Executive Managing Director
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	None	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Member	None	None	Indefinite	Executive Managing Director
Marcelo de Araújo Noronha	46	Banking	360.668.504/15	Member	None	None	Indefinite	Executive Managing Director
Nilton Pelegrino Nogueira	58	Banking	680.389.338/34	Member	None	None	Indefinite	Executive Managing Director

527 – Reference Form – 2012

12. General meeting and management

Executive Committee for Sustainability

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	53	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
Aurélio Conrado Boni	60	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Vice-president
Marco Antonio Rossi	51	Banking	069.798.638/19	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	51	Banking	282.548.640/04	Member	None	None	Indefinite	Executive Managing Director
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director
Luiz Carlos Angelotti	47	Banking	058.042.738/25	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	47	Banking	062.947.708/66	Member	None	None	Indefinite	Adjunct Executive Director
Amilton Nieto	51	Banking	011.136.138/90	Member	None	None	Indefinite	Departmental Director
Antonio José da Barbara	43	Banking	083.858.728/33	Member	None	None	Indefinite	Departmental Director
Aurélio Guido Pagani	52	Banking	349.838.999/87	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	43	Banking	641.036.099/15	Member	None	None	Indefinite	Departmental Director
Eurico Ramos Fabri	39	Banking	248.468.208/58	Member	None	None	Indefinite	Departmental Director
Jorge Pohlmann Nasser	46	Banking	399.055.270/87	Member	None	None	Indefinite	Departmental Director
José Luiz Rodrigues Bueno	58	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director
Paulo Faustino da Costa	47	Banking	055.681.898/97	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	61	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director

528 – Reference Form – 2012

12. General meeting and management

Executive Committee for Customer Relationship Management (CRM)

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election*	Date took office*	Mandate*	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	57	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Candido Leonelli	64	Banking	375.739.268/04	Coordinator	None	None	Indefinite	Executive Managing Director
André Rodrigues Cano	53	Banking	005.908.058/27	Member	None	None	Indefinite	Executive Managing Director
Josué Augusto Pancini	52	Banking	966.136.968/20	Member	None	None	Indefinite	Executive Managing Director
Arnaldo Nissental	56	Banking	425.048.807/15	Member	None	None	Indefinite	Departmental Director
Jorge Pohlmann Nasser	46	Banking	399.055.270/87	Member	None	None	Indefinite	Departmental Director

Executive Committee for Collection and Loan Recovery

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election*	Date took office*	Mandate*	Other positions and duties with Bradesco
José Alcides Munhoz	63	Banking	064.350.330/72	Coordinator	None	None	Indefinite	Executive Vice-president
Luiz Fernando Peres	61	Banking	411.482.078/72	Member	None	None	Indefinite	Adjunct Executive Director
Altair Antônio de Souza	51	Banking	244.092.606/00	Member	None	None	Indefinite	Adjunct Executive Director
André Marcelo da Silva Prado	50	Banking	797.052.867/87	Member	None	None	Indefinite	Adjunct Executive Director
Adineu Santesso	59	Banking	401.747.518/34	Member	None	None	Indefinite	Departmental Director
Eurico Ramos Fabri	39	Banking	248.468.208/58	Member	None	None	Indefinite	Departmental Director
Manoel Guedes de Araújo Neto	45	Banking	387.789.395/34	Member	None	None	Indefinite	Superintendent

529 – Reference Form – 2012

12. General meeting and management

2)      Positions held by members of the board of directors in the board of directors and Fiscal Council, Committees and Executive Bodies of other Companies or Entities, pursuant to Item 4.4 of Corporate Governance Level-1 List of BM&FBovespa, in addition to those referred to in Items 12.6/8 and 12.10:

a.      Name: Lázaro de Mello Brandão

b.      Position held with Bradesco: Chairman of the board of directors

Company	Position	Mandate
Associação Comercial do Rio de Janeiro	Honorary member of the Adolpho Bloch Committee – Business Council for Culture	From 10. 18.2007
Caixa Beneficente dos Funcionários do Bradesco	Chairman of the Deliberative Council	04.30.2012 to 04.30.2013
Comunitas: Parcerias para o Desenvolvimento Solidário	Founder member and Member of General Council	from 06.16.2000
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	President of the board of directors	from 01.02.91
	CEO	04.30.2012 to 04.30.2013
Top Clube Bradesco, Segurança, Educação e Assistência Social	CEO	04.30.2012 to 04.30.2013

a.     Name: Antônio Bornia

b.     Position held with Bradesco: Vice-chairman of the board of directors

Company	Position	Mandate
ABEL – Associação Brasileira das Empresas de Leasing	President of the Deliberative Council	03.14.2012 to 03.14.2015
Bradesco Securities Hong Kong Limited	President of the board of directors	indefinite
Caixa Beneficente dos Funcionários do Bradesco	Vice-president of the Deliberative Council	04.30.2012 to 04.30.2013
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Vice-president of the board of directors	from 04.23.99
	Executive Vice-president	04.30.2012 to 04.30.2013
Top Clube Bradesco, Segurança, Educação e Assistência Social	Executive Vice-president	04.30.2012 to 04.30.2013

a.     Name: Mário da Silveira Teixeira Júnior

b.     Position held with Bradespar: Member of the board of directors

Company	Position	Mandate
Caixa Beneficente dos Funcionários do Bradesco	Member of the Deliberative Council	04.30.2012 to 04.30.2013
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	from 04.19.2002
	Managing Director	04.30.2012 to 04.30.2013
Telecel Telecomunicações Ltda.	Director	from 04.29.2005
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04.30.2012 to 04.30.2013

a.     Name: João Aguiar Alvarez

b.     Position held with Bradespar: Member of the board of directors

530 – Reference Form – 2012

12. General meeting and management

Company	Position	Mandate
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	from 01.02.90
	Adjunct Director	04.30.2012 to 04.30.2013

a.     Name: Denise Aguiar Alvarez

b.     Position held with Bradespar: Member of the board of directors

Company	Position	Mandate
ADC Bradesco – Associação Desportiva Classista	CEO	03.23.2012 to 03.23.2013
Associação de Apoio ao Programa Alfabetização Solidária - AAPAS	Full Member	from 04.19.2005
Associação dos Amigos da Pinacoteca do Estado	Member of the board of directors	04.13.2009 to 04.13.2013
Canal Futura	Member of the Consultative Council	indefinite
Comunitas: Parcerias para o Desenvolvimento Solidário	Member of General Council	from 04.18.2005
	Member	from 01.10.2006
Fundação Dorina Nowill para Cegos	Member of the board of governors	02.22.2011 to January/2014
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	from 01.02.91
	Adjunct Director	04.30.2012 to 04.30.2013
GIFE – Grupo de Institutos, Fundações e Empresas	President of the Governance Council	05.18.2011 to 05.18.2013
Santa Maria Agropecuária Ltda.	Vice-president of the board of directors	04.26.2010 to 04.26.2013

a.     Name: Luiz Carlos Trabuco Cappi

b.     Position held with Bradespar: Member of the board of directors

Company	Position	Mandate
Aicaré Holdings Ltda.	CEO	indefinite
Alvorada Administradora de Cartões Ltda.	CEO	indefinite
Alvorada Companhia Securitizadora de Créditos Financeiros	CEO	04.24.2012 to 04.30.2013
Alvorada Serviços e Negócios Ltda.	CEO	indefinite
Amapari Holdings S.A.	CEO	12.02.2011 to 04.30.2012
Andorra Holdings S.A.	CEO	04.25.2012 to 04.30.2013
Aporé Holdings S.A.	CEO	03.15.2012 to 04.30.2013
Aquarius Holdings Ltda.	CEO	indefinite
Aranaú Holdings S.A.	CEO	03.15.2012 to 04.30.2013

531 – Reference Form – 2012

12. General meeting and management

Baíra Holdings Ltda.	CEO	indefinite
Baneb Corretora de Seguros S.A.	CEO	04.16.2012 to 04.16.2013
Bankpar Arrendamento Mercantil S.A.	CEO	04.16.2012 to 04.16.2013
Bankpar Brasil Ltda.	CEO	indefinite
Bankpar Consultoria e Serviços Ltda.	CEO	indefinite
Barinas Holdings S.A.	CEO	03.15.2012 to 03.15.2013
BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.	CEO	indefinite
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	CEO	indefinite
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	CEO	indefinite
Beverly Holdings S.A.	CEO	03.15.2012 to 03.15.2013
BF Promotora de Vendas Ltda.	CEO	indefinite
BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.	CEO	indefinite
BP Promotora de Vendas Ltda.	CEO	indefinite
Bpar Corretagem de Seguros Ltda.	CEO	indefinite
Bradescor Corretora de Seguros Ltda.	CEO	indefinite
Brasilia Cayman Investments II Limited	Director	from 12.09.2008
Brasilia Cayman Investments II Limited	Director	from 12.09.2008
Caboquenas Empreendimentos e Participações Ltda.	CEO	indefinite
Caetê Holdings Ltda.	CEO	indefinite
Caixa Beneficente dos Funcionários do Bradesco	Member of the Deliberative Council	04.30.2012 to 04.30.2013
Carson Holdings Ltda.	CEO	indefinite
Celta Holdings S.A.	CEO	04.30.2012 to 04.30.2013
Cidade Capital Markets Ltd.	CEO	indefinite
Confederação Nacional das Instituições Financeiras – CNF	President of the Council of Representatives and of the Executive Board	10.14.2011 to 03.29.2014
Dueville Holdings S.A.	CEO	03.15.2012 to 04.30.2013
Elba Holdings Ltda.	CEO	indefinite
Elvas Holdings Ltda.	CEO	indefinite
Embaúba Holdings Ltda.	CEO	indefinite

532 – Reference Form – 2012

12. General meeting and management

Everest Holdings Ltda.	CEO	indefinite
Everest Leasing S.A. Arrendamento Mercantil	CEO	04.05.2012 to 04.05.2013
Federação Brasileira de Bancos (FEBRABAN)	Member of the Consultative Council	from 06.17.2009
	Member of Officers Board	03.16.2011 to 03.16.2014
Ferrara Participações S.A.	CEO	04.23.2012 to 04.30.2013
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	from 04.24.98
	Managing Director	04.30.2012 to 04.30.2013
Ganant Corretora de Seguros Ltda.	CEO	indefinite
Imagra Imobiliária e Agrícola Ltda.	CEO	indefinite
Itaúna Holdings Ltda.	CEO	indefinite
Japira Holdings S.A.	CEO	03.22.2012 to 03.22.2013
Lecce Holdings S.A.	CEO	03.15.2012 to 03.15.2013
Ligúria Holdings S.A.	CEO	03.15.2012 to 03.15.2013
Lyon Holdings Ltda.	CEO	indefinite
Lyra Holdings Ltda.	CEO	indefinite
Manacás Holdings Ltda.	CEO	indefinite
Maníbu Holdings Ltda.	CEO	indefinite
Maracay Holdings Ltda.	CEO	indefinite
Marselha Holdings Ltda.	CEO	indefinite
Miramar Holdings S.A.	CEO	03.22.2012 to 03.22.2013
Mississipi Empreendimentos e Participações Ltda.	CEO	indefinite
Montauban Holdings Ltda.	CEO	indefinite
Niágara Participações e Empreendimentos Ltda.	CEO	indefinite
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	CEO	indefinite
Nova Paiol Participações Ltda.	CEO	indefinite
Oviedo Holdings Ltda.	CEO	indefinite
Paineira Empreendimentos e Participações Ltda.	CEO	indefinite
Promosec Companhia Securitizadora de Créditos Financeiros	CEO	04.02.2012 to 04.02.2013
PTS Viagens e Turismo Ltda.	CEO	indefinite
Quixaba Empreendimentos e Participações Ltda.	CEO	indefinite
Quixaba Investimentos S.A.	CEO	04.24.2012 to 04.30.2013

533 – Reference Form – 2012

12. General meeting and management

Rieti Holdings Ltda.	CEO	indefinite
Riverside Holdings Ltda.	CEO	indefinite
Rubi Holdings Ltda.	CEO	indefinite
Serel Participações em Imóveis S.A.	CEO	04.19.2012 to 04.30.2013
Settle Consultoria, Assessoria e Sistemas Ltda.	CEO	indefinite
STVD Holdings S.A.	CEO	04.20.2012 to 04.30.2013
Taíba Holdings Ltda.	CEO	indefinite
Tandil Holdings Ltda.	CEO	indefinite
Tapajós Holdings Ltda.	CEO	indefinite
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	CEO	indefinite
Tibre Holdings Ltda.	CEO	indefinite
Titanium Holdings S.A.	CEO	04.30.2012 to 04.30.2013
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04.30.2012 to 04.30.2013
Trenton Holdings Ltda.	CEO	indefinite
Treviglio Holdings Ltda.	CEO	indefinite
Varese Holdings Ltda.	CEO	indefinite
Veneza Empreendimentos e Participações S.A.	CEO	04.12.2012 to 04.12.2013
Viareggio Holdings Ltda.	CEO	indefinite

a.     Name: Carlos Alberto Rodrigues Guilherme

b.     Position held with Bradespar: Member of the board of directors

Company	Position	Mandate
Caixa Beneficente dos Funcionários do Bradesco	Member of the Deliberative Council	04.30.2012 to 04.30.2013
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	from 04.24.98
	Managing Director	04.30.2012 to 04.30.2013
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04.30.2012 to 04.30.2013

534 – Reference Form – 2012

12. General meeting and management

a.     Name: Milton Matsumoto

b.     Position held with Bradespar: Member of the board of directors

Company	Position	Mandate
Caixa Beneficente dos Funcionários do Bradesco	Member of the Deliberative Council	04.30.2012 to 04.30.2013
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	from 04.24.98
	Managing Director	04.30.2012 to 04.30.2013
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04.30.2012 to 04.30.2013

a.        name: Ricardo Espírito Santo Silva Salgado

b.     Position held with Bradesco: Member of the board of directors

Company	Position	Mandate from
Banque Espírito Santo Et de La Vénétie	Member of the board of directors	10.15.86
Banque Privée Espírito Santo, SA	Member of the board of directors	06.21.83
Bespar - SGPS, S.A.	President of the board of directors	04.30.91
Euronext	Member of Euronext	2002
	Member of the Board of NYSE Euronext	2007
Espírito Santo Financial Group, SA	President of the board of directors	04.10. 91
IIEB – Institut International d’Études Bancaires	Member of Board	2002
	Member of Executive Committee	2003
Partran – SGPS, S.A.	President of the board of directors	01.05. 90

3)      Information on ABRASCA Open Company Self-Regulation and Good Practices Code:

ABRASCA Open Company Self-Regulation and Good Practices Code.

On June 7, 2011, Banco Bradesco S.A. (Bradesco) has voluntarily adhered to  ABRASCA (Brazilian Association of Open Companies) Open Company Self-Regulation and Good Practices Code, which is based on the best corporate governance practices prevailing in Brazil and abroad.

The Code, which may be accessed at ABRASCA website (www.abrasca.org.br), adopts an approach known as “apply or explain” that gives flexibility to Adhering Companies to decide not to apply one or more rules, provided that they explain the reasons for that decision.

In compliance with that Code, Bradesco informs that is applies all principles listed therein, provided that the application of rules set out in Chapters 1 and 11-14 is mandatory.

With respect to the rules included in Chapters 2-10 of the Code, which are to be applied or the reasons for their non-application must be explained, we provide Bradesco explanations related to those where adopted procedures are not in agreement with the Code:

Chapter 2 – Administrative Board

Item 2.4.3

Bradesco has five (5) statutory committees that report to the Administrative Board, as follows: Audit Committee, Compensation Committee, Internal Controls and Compliance Committee, Executive Committee for Ethical Conduct and Executive Committee for Integrated Risk Management and Capital Allocation. In all of them, only the Committee for Integrated Risk and Capital Allocation Management is not coordinated by an Administrative Board member, being currently coordinated by a Vice-President Director.

However, as mentioned above, that Committee reports directly to the Administrative Board with the objective of assisting the Board in the performance of their duties related to the approval of institutional policies and operational guidelines, and determination of risk exposure limits to achieve its effective management in Bradesco Organization.

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12. General meeting and management

The duties of that Committee include, without limitation:

a)    approve exposure limits for different types of risks in accordance with the overall limit set by the Board of Directors;

b)    validate and submit for approval by the Board of Directors:

I -     risk management policies and guidelines;

II -   proposed tolerance limits for overall risk exposure segregated by category; and

III -      the results of reviews of risk management policies and structures at least as often as determined in regulations;

c)    report to the board of directors on risk positions in the ambit of the Organization, as well as any significant alterations to the strategies adopted, the amount of capital to be allocated and the status  of business continuity plans; and

d)    regularly positioning the board of directors in relation to the Committee's activities.

The Committee meets at least quarterly.

Item 2.4.4

Bradesco Independent Board Member, Mr. Ricardo Espírito Santo Silva Salgado, lives in Portugal, what makes its participation in committees, including in the Audit Committee, unfeasible.

However, we understand that the absence of Independent Board Members is fully compensated by the Audit Committee composition constituted according to legal provisions for its operation, which establishes the basic conditions for the position of committee member, his/her level of report to the Administrative Board and especially to the Brazilian Central Bank.

Bradesco Audit Committee meets a legal requirement provided in Resolution no. 3,198 of the National Monetary Council, dated of May 27, 2004, which establishes that, in addition to the provisions of Resolution no. 3,041 of the National Monetary Council dated of November 28, 2002, which establishes the conditions for holding offices in statutory bodies of financial and other institutions authorized to operate by the Brazilian Central Bank, the following are basic conditions to be a member of an audit committee in listed companies:

a)    Not to be or have been over the last twelve months:

I -     director of the institution of any of its affiliates;

II -    employee of the institution of any of its affiliates;

III -   technical officer, director, manager, supervisor or any other member with management duties of the team involved in the institution’s audits matters;

IV -      member of the supervisory board of the institution of any of its affiliates;

b)    spouse or direct, collateral or in-law kin up to the second degree of any person mentioned in sub-item “a” above of items I and II;

c)    receive no type of remuneration from the institution of any of its affiliates, other than that related to its position of audit committee member;

It also establishes that the Audit Committee should report directly to the Administrative Board and that, if the audit committee member of the institution is also a member of the administrative board of the institution of any of its affiliates, he/she shall have the right to opt for the remuneration received from one of those positions.

Another aspect that must be highlighted is that the Audit Committee is expected to prepare at the closing of semesters ended in June 30 and December 31 a document titled audit committee report to remain available to the Brazilian Central Bank for five (5) years and contain, at least, the following information:

I -     activities performed under its duties in the period;

536 – Reference Form – 2012

12. General meeting and management

II -    evaluation of the institution’s internal control systems effectiveness, with emphasis on the compliance with Resolution 2,554, of September 24, 1998, evidencing all detected deficiencies;

III -   description of recommendations made to the Board, with emphasis on those that have not been followed and the respective reasons;

IV -      evaluation of independent and internal audit effectiveness, including the determination of compliance with legal and regulatory provisions applicable to the institution, in addition to internal regulations and codes, and evidence of any detected deficiencies;

V -   evaluation of the quality of financial statements related to the respective periods, with emphasis on the application of accounting practices adopted in Brazil and compliance with regulations issued by the Brazilian Central Bank, with evidence of any detected deficiencies.

Currently, Bradesco Audit Committee is composed of one (1) member of its Administrative Board acting in the capacity of Coordinator, who is remunerated only by his activities in said Administrative Board; one (1) member who is a former executive; and two (2) other members who currently have or previously had no relationship with Bradesco or its affiliates and are highly skilled professionals.

537 – Reference Form – 2012

13. Directors' Compensation

13. Directors' compensation

13.1 - Description of compensation policy or practice, including non-statutory executive board

a)        Objectives of compensation policy or practice

In general, for the Board of Directors and Executive Board (composed exclusively of statutory members), Bradesco does not adopt the practice of compensation taking into consideration individual performance or of the business unit. The purpose of the policy is mainly:

-   to guarantee that the practice of compensation does not encourage behaviors that increase exposure to risk above the levels considered as prudent in the short, medium and long-term strategies; and

-    to ensure compliance with the legislation, norms and regulations that guide the subject, based on: (a) the responsibilities of the Administrators, originating from the jobs they have and the duties they perform: (b) in the time dedicated to their duties; (c) in the competence and professional reputation, considering their experience and qualification; and (d) in the value of their services in the market.

b)        Composition of compensation, including:

i. description of components of compensation and objectives of each of them

a)      Board of directors and executive board:

Compensation is fixed and limited to the overall annual amount approved by the General Meeting, and the Board of Directors decides the amount and periodicity of payments.

In addition, every year, a motion is submitted for approval by the Shareholders' Meeting to fund the Private Pension Plan for Management and Staff of Bradesco Organization, the amounts of which are shown in item 13.2 as post-employment benefits.

Pursuant to CVM circular (CVM/SEP/No. 007/2011), in item 13.2, for the years 2011, 2010 and 2009, we are showing the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)      Fiscal Council

Compensation of Fiscal Council members is set by the General Meeting that elects them and may not be less than 10% (ten percent) of the average amount attributed to each Director, not computing, under current legislation, the Company's payments of benefits, representation allowances and bonuses.

c)      Audit Committee

The composition of compensation for Audit Committee Members, except one member who only receives compensation for being on the Board of Directors, is 100% honorariums, in order to reward each member's contribution in advising the Board of Directors on fulfillment of its attributions, relating to monitoring accounting practices on preparing financial statements for the Company and its subsidiaries, as well as designating independent auditors and evaluating their effectiveness.

Another important factor for defining compensation is that Committee members must be highly qualified for the technical requirements of this position, and at least one of them must have proven knowledge in the areas of accounting and auditing financial institutions to qualify for the position, and show the high degree of specialization required of them by regulatory bodies too.

d)      Compensation Committee

Under National Monetary Council Resolution 3921 of 11.25.2010, there must be 1 (one) member of the Compensation Committee that is not an officer or director. If the Company engages an outside member, the latter will be paid according to market parameters.

e)      Other Committees

The remaining committees are composed of members who sit on other Bradesco bodies (Board of Directors and Executive Board), and they are remunerated only for their role as members of these bodies.

ii. proportion of each component in total compensation

538 – Reference Form – 2012

13. Directors' Compensation

Board of Directors and Executive Board:

Officers and Officers and Senior Managers' compensation is fixed and limited to the overall annual amount approved by General Meetings.

In addition to that, there is an allocation to fund the Private Pension Plan for Bradesco Organization Management and Staff in the amounts shown in item 13.2 as post-employment benefits.

There are no other benefits for officers and senior managers that are funded by the Company.

Fiscal Council

Compensation of Fiscal Council Members consists wholly of fixed honorariums.

Audit Committee

Compensation of Members of the Audit Committee, except for one member who receives compensation only for being on the Board of Directors, consists entirely of fixed honorariums.

iii. methodology used to calculate and adjust each component of compensation

Board of Directors and Executive Board

The process of calculating total annual compensation of the Board of Directors and Executive Board starts in the ambit of the Compensation Committee.

To determine the grand total of the compensation, the Compensation Committee takes into consideration the following aspects:

-    size and results of Bradesco in comparison to its peers in the market;

-    time and dedication spent by the Administrators;

-    domestic and international economic situation: past, present and future scenario;

-    internal and external factors that could affect the business of the Institution; and

-    global performance of the Organization.

The Compensation Committee could use other parameters, when justified, not limited to those mentioned above, besides studies, assessments, surveys and other subsidies elaborated by the technical areas of the Organization.

The Board of Directors then evaluates this Committee's proposals and recommendations and sets ceilings for compensation and pension to be submitted to the General Meetings.

Within the limit of the overall annual amount approved by the General Meeting, the Board of Directors arranges distribution of officers and senior managers’ compensation and pension payments.

Audit Committee

The process of calculating and adjusting Audit Committee compensation begins in the ambit of the Compensation Committee.

The Board of Directors then evaluates this Committee's proposals and recommendations and defines the amount to be paid in fees for each board member.

iv. reasons for composition of compensation

This practice of compensation adopted reflects Bradesco's prevailing policy of being a "career bank."

In the course of time, the Bank has recruited for most of its executive positions professionals trained in the institution itself, since most of them started their career at the Bank many years ago. They acquired experience in the process of rising through the ranks, which gave them a thorough grounding in the Organization's activities and particularities, and enabled them to faithfully represent its corporate culture. These characteristics show the executives have a strong long-term commitment to the Bank. As an example, a requirement for the positions of CEO and Executive Vice President is having been engaged in activities in the Organization for at least 10 consecutive years.

Highlights that the Administrators are periodically submitted to a rotation of duties to give them greater integration and experience, which makes any type of compensation unfeasible as a result of the activities they execute.

539 – Reference Form – 2012

13. Directors' Compensation

The Administrators are assessed permanently and daily, not in order to stipulate their compensation, but for an assessment focused exclusively on their career plan, which facilitates them in decisions exempt from any type of influence.

Given this strong commitment, Bradesco's policy does not have a policy of compensation to distinguish performance by individuals, business units and relation to risks assumed.

The prevailing mood at Banco Bradesco is one of acting collectively. All officers and senior managers act cohesively and in the common interests of solidity and growth. We take into account the importance of acting in all segments, regardless of cyclical results.

Besides the aforementioned rotation of duties, Bradesco is structured so that all the relevant decisions, of business or administrative, may be taken conjointly, in view of the existence of more than 40 committees composed by advisers and directors.

This practice, in our opinion, enables the Administrators to focus more appropriately on guidelines for strategic planning aligned with the mission of the Organization. Consequently, the possible visibility of ascension culminates in a strong commitment of these staff members with the objectives of the Bank.

This commitment favors the maintenance of its compensation policy, whose method contemplates indistinctively all of the Administrators and is not associated to specific results, making decision making exempt from any influence feasible.

c)        key performance indicators used when determining each component of compensation

Given the strong commitment of its officers and senior managers, Bradesco does not have a policy of compensation to distinguish performance of individuals, business units and relation to risks assumed. The compensation model is simplified and takes the form of fixed compensation.

Therefore, the use of performance indicators to determine components of Bradesco’s Management compensation does not apply to Bradesco.

d)        how compensation is structured to reflect the evolution of performance indicators

Not applicable, in light of the response to item 13.1.c.

e)        how compensation policy or practice aligns with short, medium and long term interests of the issuer

As mentioned in item 13.1.b.iv, over time, the Bank has recruited for most of its executive positions professionals trained in the institution itself, since most of them started their career at the Bank many years ago. They acquired experience in the process of rising through the ranks, which gave them a thorough grounding in the Organization's activities and particularities, and enabled them to faithfully represent its corporate culture. These characteristics show the executives have a strong long-term commitment to the Bank. As an example, a requirement for the positions of CEO and Executive Vice-President is having been engaged in activities in the Organization for at least 10 consecutive years.

Given this strong commitment, Bradesco's policy does not have a policy of compensation to distinguish performance by individuals, business units and relation to risks assumed. The compensation model is simplified and takes the form of fixed compensation.

f)         the existence of compensation paid by subsidiaries, or directly or indirectly controlled or controlling companies

Bradesco does not provide this type of compensation for members of the above-mentioned bodies.

g)        existence of any compensation or benefit related to the occurrence of certain corporate events such as sale of the issuer's controlling shareholder interest

Bradesco does not pay this type of compensation.

540 – Reference Form – 2012

13. Directors' Compensation

13.2 - Total compensation of the board of directors, statutory board and Fiscal Council

Total compensation planned for current fiscal year 12/31/2012 – Annual amounts				
	Board of Directors	Statutory Board	Supervisory council	Total
Number of members	7.00	92.00	3.00	102.00
Fixed annual compensation				
Salary or withdrawal	46,000,000.00	204,000,000.00	432,000.00	250,432,000.00
Direct and indirect benefits	-	-	-	-
Commitee membership	-	-	-	-
Other	-	-	-	-
Description of other fixed compensation				
Variable compensation				
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation				
Post-employment	46,000,000.00	204,000,000.00	-	250,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	
Total compensation	92,000,000.00	408,000,000.00	432,000.00	500,432,000.00

Total compensation planned for current fiscal year 12/31/2011 – Annual amounts				
	Board of Directors	Statutory Board	Supervisory council	Total
Number of members	6.83	87.75	3.00	97.58
Fixed annual compensation				
Salary or withdrawal	20,440,000.00	87,004,800.00	432,000.00	107,876,800.00
Direct and indirect benefits	-	-	-	-
Commitee membership	-	-	-	-
Other	36,611,235.83	162,193,964.17	97,200.00	198,902,400.00
Description of other fixed compensation	Additional Honorariums: R$ 26.132.437,41 INSS amount recorded in the Company's income: R$ 10.478.798,42	Additional Honorariums: R$ 116.422.762,59 INSS amount recorded in the Company's income: R$ 45.771.201,58	INSS amount recorded in the Company's income: R$ 97.200,00	
Variable compensation				
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation				
Post-employment	47,391,229.63	202,608,770.37	-	250,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	
Total compensation	104,442,465.46	451,807,534.54	529,200.00	556,779,200.00

541 – Reference Form – 2012

13. Directors' Compensation

Total compensation planned for current fiscal year 12/31/2010 – Annual amounts				
	Board of Directors	Statutory Board	Supervisory council	Total
Number of members	6.75	82.08	3.00	91.83
Fixed annual compensation				
Salary or withdrawal	19,260,000.00	86,502,600.00	432,000.00	106,194,600.00
Direct and indirect benefits	-	-	-	-
Commitee membership	-	-	-	-
Other	19,940,000.00	82,547,400.00	97,200.00	102,584,600.00
Description of other fixed compensation	Additional Honorariums: R$12.740.000,00 INSS amount recorded in the Company's income: R$ 7.200.000,00	Additional Honorariums: R$ 51.497.400,00 INSS amount recorded in the Company's income: R$ 31.050.000,00	INSS amount recorded in the Company's income: R$ 97.200,00	
Variable compensation				
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation				
Post-employment	32,000,000.00	137,999,425.63	-	169,999,425.63
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	
Total compensation	71,200,000.00	307,049,425.63	529,200.00	378,778,625.63

Total compensation planned for current fiscal year 12/31/2009 – Annual amounts				
	Board of Directors	Statutory Board	Supervisory council	Total
Number of members	6.67	65.92	3.00	75.59
Fixed annual compensation				
Salary or withdrawal	18,520,000.00	92,527,000.00	432,000.00	111,479,000.00
Direct and indirect benefits	-	-	-	-
Commitee membership	-	-	-	-
Other	4,167,000.00	21,127,275.00	97,200.00	25,391,475.00
Description of other fixed compensation	INSS amount recorded in the Company's income: R$ 4.167.000,00	Additional Honorariums R$ 252.000,00 INSS amount recorded in the Company's income: R$ 20.875.275,00	INSS amount recorded in the Company's income: R$ 97.200,00	
Variable compensation				
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation				
Post-employment	19,366,299.88	80,294,166.12	-	99,660,466.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	
Total compensation	42,053,299.88	193,948,441.12	529,200.00	236,530,941.00

542 – Reference Form – 2012

13. Directors' Compensation

13.3 - Variable compensation of the board of directors, statutory board and Fiscal Council

a. body

b. number of members

c. in relation to bonus:

i. minimum amount stipulated in compensation plan

Banco Bradesco does not pay variable compensation to members of the Board of Directors, Statutory Board or Fiscal Council.

ii. maximum amount stipulated in compensation plan

Maximum value regarding the possible bonus scheduled for the year 2011

Banco Bradesco does not pay variable compensation to members of the board of directors, statutory board or Fiscal Council.

Maximum value regarding the possible bonus scheduled for the year 2010

Banco Bradesco does not pay variable compensation to members of the board of directors, statutory board or Fiscal Council.

iii. minimum amount stipulated in compensation plan if targets are met

Banco Bradesco does not pay variable compensation to members of the board of directors, statutory board or Fiscal Council.

iv. value actually recognized in income, 2011, 2010 and 2009

Banco Bradesco does not pay variable compensation to members of the board of directors, statutory board or Fiscal Council.

d. in relation to profit sharing:

i. minimum amount stipulated in compensation plan

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Fiscal Council.

ii. maximum amount stipulated in compensation plan

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Fiscal Council.

iii. minimum amount stipulated in compensation plan if targets are met

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Fiscal Council.

iv. amount actually recognized in results of the last three periods

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Fiscal Council..

543 – Reference Form – 2012

13. Directors' Compensation

13.4 - Stock-based compensation plan for the board of directors and statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Fiscal Council.

13.5 - Holdings in stocks, shares and other convertible securities held by members of the board of directors and the fiscal council– by body

No equity interest held by members of the Board of Directors, Statutory Board or Fiscal councilwas received under stock-based compensation plan.

13.6 - Stock-based compensation of the board of directors and statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Fiscal Council.

13.7 - Details of outstanding options held by members of the board and the statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Fiscal Council.

13.8 - Options exercised and shares delivered relating to stock-based compensation of members of the board of directors and statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Fiscal Council.

13.9 - Information required to comprehend data disclosed in items 13.6 to 13.8 – Method for pricing value of shares and options

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Fiscal Council.

13.10 - Information on pension plans provided to members of the board of directors and statutory directors

a)     body

See table 13.10

b)     number of members

See table 13.10

c)     Plan

Private Pension Plan II - PGBL

544 – Reference Form – 2012

13. Directors' Compensation

d)     officers eligible for retirement

See table 13.10

e)     officers eligible for early retirement

If the participant is aged over 55 on leaving the Organization, has INSS retirement benefits and has been in the plan for 10 years or more, he or she may choose to be paid proportional immediate monthly income resulting from the amount accumulated in their individual account (containing contributions deposited by the company and the participant).

f)       updated value of accumulated contributions to the pension plan at the end of the previous fiscal year, excluding the portion relating to contributions made directly by directors and officers

See table 13.10

g)     total cumulative amount of contributions made during the last fiscal year, excluding the portion relating to contributions made directly by directors and officers

See table 13.10

h)     whether early redemption is possible, and under which conditions

There is the possibility of early redemption after two years subsequent to contributions made, subject to rules governing the matter.

Table 13.10

In relation to pension plans in force for members of the Board of Directors and Officers, we are informing the following:

i)         officers eligible for retirement;

ii)     the current value of contributions accumulated in the pension plan until the end of the year 2011, excluding the portion relating to contributions made directly by the directors and officers; and

iii)   the total accumulated value of contributions made during the year 2011, excluding the portion relating to contributions made directly by the directors and officers.

13.11 - Maximum, minimum and average individual compensation for members of the board of directors, statutory board and Fiscal Council

Reasons for not filling out table:

Our management and supervisory bodies includes professionals associated with the Brazilian Institute of Finance Executives ("IBEF" – Instituto Brasileiro de Executivos de Finanças) - Rio de Janeiro. On March 2, 2010, at the 5th Federal Court of the Judicial Section of Rio de Janeiro (Case 20105101002888-5), the IBEF obtained an injunction stating the following:

"I thereby grant the injunction ordering suspension of the effectiveness of subitem 13.11 of Annex 24 of CVM Instruction 480, in relation to members of the IBEF, and therefore the companies with they which are related, and prohibit any penalties being applied to members or companies to which they belong, until further ruling from this Court."

545 – Reference Form – 2012

13. Directors' Compensation

This injunction comes into effect due to a decision of the Higher Court of Justice (Injunctive Relief No. 17350 - RJ).

The reason for suspending the requirement to disclose maximum, average and minimum compensation of members of management and supervisory bodies of the companies is based on the preservation of individual rights to privacy and security of the individuals that comprise said statutory bodies.

In obedience to these principles and the judicial ruling, the Company will not disclose such information unless and until a Brazilian court rules to the contrary.

13.12 - Means of compensation for directors in the event of removal from position or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board or Fiscal Council.

13.13 - Percentage of total compensation for directors and members of the fiscal councilthat are related parties of the controlling shareholders

13.14 - Compensation for directors and members of the fiscal councilgrouped by body, received for any reason other than the position they hold

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board or Fiscal Council.

546 – Reference Form – 2012

13. Directors' Compensation

13.15 - Compensation of directors and members of the fiscal councilrecognized in results of directly or indirect controlling shareholders of companies under common control or the issuer's subsidiaries

Directors and fiscal council members did not receive compensation from direct or indirect controlling shareholders of companies under common control or Banco Bradesco's subsidiaries.

13.16 - Other material information

There is no further information that we consider relevant.

547 – Reference Form – 2012

14. Human Resources

14. Human resources

14.1 - Description of human resources

a)     Headcount (total, grouped by business and geographical location)

548 – Reference Form – 2012

14. Human Resources

b)     outsourcer headcount (total, grouped by business and geographical location)

549 – Reference Form – 2012

14. Human Resources

c)     turnover

d)     issuer exposure to labor claim liabilities and contingencies

Details of the issuer's exposure to labor claim liabilities and contingencies have no material relevance for Banco Bradesco as shown in item 4.3 of the Reference Form.

14.2 - Significant alterations – Human Resources

There has been no material alteration in relation to the numbers disclosed in item 14.1.

14.3 - Description of employee compensation policy

a)     policy for salaries and variable compensation

Bradesco as an Organization adopts a closed career system, in which new entrants always start at the bottom in career entry positions, and we prioritize recognizing employees with potential for achievement. Our Recruitment and Selection has a characteristic strategy involving great responsibility in relation to hiring, since hiring professionals that are right for the Organization is vital to career and succession dynamics. Bradesco prioritizes recognizing potential from the start with a focus on choice and selection, through skills shown and through selective processes designed to meet its needs.

Compensation practices for employees are designed to recognize services rendered by these professionals, and to encourage them to find solutions for customer satisfaction and business growth.

Compensation consists of monthly salary, rewarding the contribution made by the performance of each employee, as well as any payments intended to recognize the contribution made by each one to the results and performance achieved by Bradesco.

The composition of monthly compensation for employees is 100% salary. There may be payments of bonus/profit-sharing depending on appraisal of organizational results achieved.

Evaluation by Results programs, when applied, are designed to recognize extra efforts made to procure results and based on quantitative and qualitative criteria, and on whether or not financial or non-financial targets are met at different levels: global, area of business, and individual. These programs are characterized by aligned and competitive appraisals in the market and by the fact of reaching and surpassing targets for sustainable results.

Our organizational structure includes a specific Committee to deal with compensation issues, which has a permanent character and makes proposals to the Board for the Organization's compensation policies and guidelines, based on targets set by the Board for the Organization's performance.

Compensation practices adopted by the Organization are aligned with the Company's interests through constantly upholding policies and guidelines devised by the Compensation Committee, whose analysis prioritizes shareholder returns.

b)     benefits policy

Payment of benefits is based on the Organization's Human Resources Management policy.

This management strategy conveys security and trust for employees, making the assumption that a good working environment based on respect, empathy, trust and security for employees and their families will have an effect on the quality of services provided. Therefore we have structured a benefit package that goes well beyond those legally stipulated, in order to provide employees and their dependents with security and comfort in responding to their basic needs, professional development, with loans under special conditions for the purchase of consumer goods and homes. The benefits shown below cover all employees irrespective of their working day (full- or part-time):

550 – Reference Form – 2012

14. Human Resources

•         Free Health Plan for all employees and their dependents, including non-traditional treatments such as correction of myopia, acupuncture, homeopathy, RPG, heart valve, dialysis, organ transplants, and treatment of AIDS (with reimbursement of prescription drugs for the treatment of illness);

•         Dental insurance for all employees and their dependents including preventative, surgical, restorative, endodontic, periodontal and prosthetic treatments;

•         Supplementary retirement plan with the Bank contributing 50%;

•         Group life and personal accident insurance at a subsidized cost. Retirees leaving the staff are given the option of remaining in the group of insured policyholders;

•         Distribution of free snacks twice a day averaging 108,243 every day;

•         Loans at subsidized rates for buying homes, vehicles, and personal computers, and for personal expenses;

•         Social loans for emergencies, schooling, orthopaedic devices, funerals, psychologists, psychiatrists, speech therapists, and others;

•         Social and psychological care for employees and dependents in emergencies, with 24/7 coverage;

•         In order to supplement social and psychological care for employees and their dependents, Bradesco provided a new channel. Through an independent company founded by specialized professionals, a toll free number - 0800 Viva Bem (meaning "Live Well") - provides 100% confidential assistance with personal, professional, family and affective issues;

•         For the states of São Paulo, Rio de Janeiro, Santa Catarina and Rio Grande do Sul we have special arrangements with the major drugstore chains enabling employees to buy medications at reduced prices;

•         Influenza vaccine provided for all employees free of charge and at special prices for dependents;

•         Health and dental insurance, as well as assistance with day care or other child care, with no age limit for employees' children with disabilities; and

•         Facilities for employees shopping arrangements: a special online shopping channel operating through Bradesco's website, in which the Bank negotiates special discounts directly with suppliers of various products. Employees also receive special offers by e-mail.

c)     characteristics of stock-based compensation plans for non-officer or director employees, identifying:

The Organization does not have stock-based compensation for employees.

14.4 - Description of relations between issuer and trade unions

In terms of relations with trade unions, the functional structure of the HR unit has a Union Relations section tasked with holding constant dialogue and interacting with representatives of the trade union movement nationally, listening to their concerns, clarifying any doubts voiced and enabling a relationship characterized by ease of access, responsiveness and proactivity among the parties. All employees enjoy freedom of association, have union representation and are covered by collective bargaining agreements.

551 – Reference Form – 2012

15. Control

15. Control

15.1 / 15.2 - Share ownership

552 – Reference Form – 2012

15. Control

553 – Reference Form – 2012

15. Control

554 – Reference Form – 2012

15. Control

555 – Reference Form – 2012

15. Control

Controlling / Investor	Shareholder tax No. (CPF/CNPJ)	Share capital
Nova Cidade de Deus Participações S.A	04.866.462/0001-47	

Shareholder

BBD Participações S.A

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration
07.838.611/0001-52	Brazilian-SP	No	Yes	03/31/2012

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
140,131,899	53.7000%	0	0.000000%	140,131,899	26.070000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder

Fundação Bradesco

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration
60.701.521/0001-06	Brazilian-SP	No	Yes	03/31/2012

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
120,829,336	46.3000%	276,524,008	100.000000%	397,353,344	73.930000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder

OTHER

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000000%	0	0.000000%	0	0.0000000%

TOTAL

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
260,961,235	100.0000%	276,524,008	100.0000%	537,485,243	100.0000%

Controlling / Investor	Shareholder tax No. (CPF/CNPJ)	Share capital
Nova Cidade de Deus Participações S.A	04.866.462/0001-47	

Shareholder

BBD Participações S.A

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration
07.838.611/0001-52	Brazilian-SP	No	Yes	03/31/2012

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
140,131,899	53.7000%	0	0.000000%	140,131,899	26.070000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder

Fundação Bradesco

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration
60.701.521/0001-06	Brazilian-SP	No	Yes	03/31/2012

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
120,829,336	46.3000%	276,524,008	100.000000%	397,353,344	73.930000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder

OTHER

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
0	0.0000000%	0	0.000000%	0	0.0000000%

TOTAL

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
260,961,235	100.0000%	276,524,008	100.0000%	537,485,243	100.0000%

Controlling / Investor	Shareholder tax No. (CPF/CNPJ)	Share capital
Fundação Bradesco	60.701.521/0001-06	

Shareholder

OTHER

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

TOTAL

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.0000%	1	100.0000%

556 – Reference Form – 2012

15. Control

Controlling / Investor	Shareholder tax No. (CPF/CNPJ)	Share capital
Fundação Bradesco	**60.701.521/0001-06**	

Shareholder

OTHER

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

TOTAL

1	100.0000%	0	0.0000%	1	100.0000%

Controlling / Investor	Shareholder tax No. (CPF/CNPJ)	Share capital
BBD Participações S.A	**07.838.611/0001-52**	

Shareholder

Shares in Treasury

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration
		No	**No**	**03/31/2012**

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
75,373,459	42.7800%	18,739,125	14.100000%	94,112,584	30.450000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	**0**	**0.00%**

Shareholder

Lázaro de Mello Brandão

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration
004.637.528-72	**Brazilian-SP**	**No**	**Yes**	**03/31/2012**

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
10,997,761	6.2400%	0	0.000000%	10,997,761	3.560000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	**0**	**0.00%**

Shareholder

OTHER

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
89,835,079	50.9800000%	114,131,486	85.900000%	203,966,565	65.9900000%

TOTAL

176,206,299	100.0000%	132,870,611	100.0000%	309,076,910	100.0000%

Controlling / Investor	Shareholder tax No. (CPF/CNPJ)	Share capital
BBD Participações S.A	**07.838.611/0001-52**	

Shareholder

Shares in Treasury

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration
		No	**No**	**03/31/2012**

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
75,373,459	42.7800%	18,739,125	14.100000%	94,112,584	30.450000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	**0**	**0.00%**

Shareholder

Lázaro de Mello Brandão

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration
004.637.528-72	**Brazilian-SP**	**No**	**Yes**	**03/31/2012**

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
10,997,761	6.2400%	0	0.000000%	10,997,761	3.560000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	**0**	**0.00%**

Shareholder

OTHER

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
89,835,079	50.9800000%	114,131,486	85.900000%	203,966,565	65.9900000%

TOTAL

176,206,299	100.0000%	132,870,611	100.0000%	309,076,910	100.0000%

557 – Reference Form – 2012

15. Control

558 – Reference Form – 2012

15. Control

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
BBD Participações S.A				07.838.611/0001-52	

Shareholder

Shares in Treasury

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration	
		No	No	03/31/2012	
Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
75,373,459	42.7800%	18,739,125	14.100000%	94,112,584	30.450000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder

Lázaro de Mello Brandão

Shareholder tax No. (CPF/CNPJ)	Nationality-State	Party to shareholder agreement	Controlling shareholder	Latest alteration	
004.637.528-72	Brazilian-SP	No	Yes	03/31/2012	
Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
10,997,761	6.2400%	0	0.000000%	10,997,761	3.560000%

Details by type of shares (units)

Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.00%

Shareholder

OTHER

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
89,835,079	50.9800000%	114,131,486	85.900000%	203,966,565	65.9900000%

TOTAL

176,206,299	100.0000%	132,870,611	100.0000%	309,076,910	100.0000%

Controlling / Investor				Shareholder tax No. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06	

Shareholder

OTHER

Common shares - quantity (units)	Common shares %	Preferred shares - quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%

TOTAL

1	100.0000%	0	0.0000%	1	100.0000%

15.3 - Distribution of capital

Float Shares

Float shares corresponding to all issuer's shares except those of the controlling block and its related persons, the issuer's officers and shares held in Treasury.

559 – Reference Form – 2012

15. Control

15.4 - Shareholders

See item 8.1.a in this Reference Form.

15.5 - Shareholders agreement filed at the headquarters of the issuer or that the controlling block is party to

There are no Shareholders' Agreements filed at the headquarters of the issuer or any agreements which the controlling are parties to, regulating the exercise of voting rights or transfer of the issuer's shares.

15.6 - Significant alterations in holdings of members of the issuer's controlling group and management

On June 09, 2011, Cidade de Deus – Companhia Comercial de Participações – “Cidade de Deus” (representing the controlling shareholders of Banco Bradesco S.A. - “Bradesco”) in compliance with the provisions in CVM Instruction No. 358, of 01.03.2002, communicated to the market that, it concluded through its subsidiary NCF Participações S.A. - “NCF”, headquartered in Cidade de Deus, Vila Yara, Osasco, SP, under CNPJ No. 04.233.319/0001-18, the acquisition of 102,375,023 (one hundred and two million, three hundred and seventy five thousand and twenty three) common nominative-book-entry shares, equivalent to approximately 5.4% of the common capital of Bradesco, detained by Banco Espírito Santo, S.A. and by the Funds managed by ESAF – Sociedade Gestora de Fundos de Investimento Mobiliários, S.A., for the sum of R$ 2.9 billion.

In 2009 and 2011 there were no significant alterations in the equities of members of the controlling group or of the issuer's management.

15.7 - Other material information

Item 15.1/2

We are reporting that all other shareholders of BBD Participações S.A. are individuals and none of them alone owns more than 3.5% of total capital.

A Fundação Bradesco participa do controle acionário do Banco Bradesco S.A. Em virtude de tratar-se de entidade de utilidade pública, a mesma não possui acionistas a serem identificados. A administração do Bradesco (Diretoria e Conselho de Administração) compõe a Mesa Regedora da Fundação Bradesco, Órgão Deliberativo máximo desta Entidade.

On March 16, 2011, Companhia Capital Research and Management reduced the holding it manages in Bradesco's preferred shares ("PN preferred shares") from 10.18% to 5.08%, and thereafter managed a total of 97,147,278 PN preferred shares (partly in American Depositary Receipts or ADRs and partly in subscription receipts).

560 – Reference Form – 2012

16. Related Party Transactions

16. Related party transactions

16.1 - Description of the issuer's rules, policies and practices for transactions with related parties

Bradesco's Related Party Transactions Policy consolidates the company's procedures for the above-mentioned transactions pursuant to rules issued by regulatory bodies, thus lending transparency to the process for our shareholders, investors and the market in general, and ensuring strict alignment with the organization's interests in line with best practices for corporate governance.

Therefore the following related party transactions are not allowed:

•           in non-market conditions;

•           contracts for services to be provided by related parties that are based on revenue/invoicing; and

•           providing loans or advances to the following:

o           directors or officers, members of advisory councils, the board of directors, or members of the fiscal council or similar bodies;

o           relatives of the above-mentioned persons up to the second degree of kinship;

o          persons or entities holding more than 10% (ten percent) of Bradesco's capital, unless specifically authorized by the Central Bank of Brazil in each case, for transactions collateralized by commercial effects resulting from purchase and sale transactions or attachment of goods within limits of a general nature set by the National Monetary Council;

o           legal entities in which Bradesco holds more than 10% (ten percent) of capital; and

o           legal entities if more than 10% (ten percent) of their capital is held by any Bradesco director or officer, or their spouses or relatives to the second degree of kinship.

16.2 - Information on transactions with related parties

Related party	Date transaction	Amount involved (Brazilian reals)	Current balance	Amount (Brazilian reals)	Duration	Loan or other type of debt	Interest rate charged
Fidelity Processadora e Serviços	12/15/2011	1,984,000.00	1,984,000.00	Not applicable	Maturity 12/01/2014	No	0.0000
Relation to issuer	Subsidiary						
Contract purpose	Bond / debenture issue proceeds						
Guarantee and insurance	Not applicable						
Rescission or extinction	Not applicable						
Nature of transaction and reason							

Related party	Date transaction	Amount involved (Brazilian reals)	Current balance	Amount (Brazilian reals)	Duration	Loan or other type of debt	Interest rate charged
União Participações Ltda	10/22/2008	120,000,000.00	0.00	Not applicable	36 months (Maturity 10.24.2011) Written off in Apr/2011	Yes	2.0000
Relation to issuer	Subsidiary						
Contract purpose	Loan made to Companhia Braxis S.A., balance due to be adjusted at CDI plus 2% p.a. which will be paid as follows: R$ 45,000,000.00 paid 10.20.2010 and the remaining R$ 41,679,193.34 in 18 successive equal installments due on the 20th of each month. Loan agreement transferred from Bradesplan Participações Ltda on 04.14.2010.						
Guarantee and insurance	As guarantee for the obligations assumed in this contract, the borrower will assign creditor receivables arising from services contracts with customers in the minimum volume to cover 100% of principal and interest on each of the loans disbursed, including the first loan, by means of a specific instrument.						
Rescission or extinction	On failure to pay when due. In the event of bankruptcy, state of liquidation suspension of activities for more than 30 days or protest of any obligations. Failure to fulfill any obligation during contract period. Arising from sale, merger, absorption or any process of reorganization or disposition of assets.						
Nature of transaction and reason	Intra-company (CDI rate plus 2% p.a.)

561 – Reference Form – 2012

16. Related Party Transactions

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Cia. Brasileira de Soluções e Serviços - Alelo	12/16/2011	3,593,329,000.00	3,293,885,000.00	Not applicable	48 months (Maturity 12.15.2015)	No	0.0000
Relation to issuer	Shared Control						
Contract purpose	Administering / issuing magnetic cards and providing amounts in Brazilian reais as predetermined by Contractor.						
Guarantee and insurance	The services contract between Banco Bradesco S.A. and CBSS (Visa Vale) does not contain anything that could cause any kind of "conflict of interest." Remuneration paid Processor depends on credits made on members of staff cards at rates and conditions similar to those for other parties in effect on transaction dates.						
Rescission or extinction	Valid for 48 months, may be prorogued for 24 months by agreement between parties. May be terminated at any time by either party giving written notice to the other party at least 30 days in advance. There is no guarantee or insurance related to the contract.						
Nature of transaction and reason							

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Fidelity Processadora e Serviços	02/22/2007	51,774,000.00	51,774,000.00	It is not possible to measure it, since it changes based on the volume of services provided.	Indefinite	No	0.0000
Relation to issuer	Shared Control						
Contract purpose	The purpose of the contract is for Fidelity Processadora e Serviços to provide services to Banco Bradesco S.A and its related companies consisting of outbound and inbound telemarketing services for Banco Bradesco customers, including all physical infrastructure and part of the technology infrastructure, through its own employees and at its facilities, available at Card Support (Service of the Contact Center).						
Guarantee and insurance	Fidelity Processadora e Serviços agrees to provide services within the parameters of quality set forth in the Service Level Agreement and to do so without interruption or adverse effect on services. If during the ordinary course of service provision, disputes arise between the Bank and Processor related to quality and performance under their Service Level Agreement, and they cannot be resolved by the Processor's service managers, they shall be submitted to the Operational Advisory Committee.						
Rescission or extinction	Renewable every 12 months, signed 60 days prior to expiration.						
Nature of transaction and reason							

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Cia. Brasileira de Soluções e Serviços - Alelo	01/18/2011	40,606,000.00	40,606,000.00	Not applicable	Maturity 12.03.2012	No	0.0000
Relation to issuer	Subsidiary						
Contract purpose	Bond / debenture issue proceeds						
Guarantee and insurance	Not applicable						
Rescission or extinction	Not applicable						
Nature of transaction and reason							

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Crediare S.A. Crédito, Financiamento e Investimento	12/30/2011	246,220,000.00	246,220,000.00	Not applicable	Maturity 01/02/2012	No	0.0000
Relation to issuer	Joint venture						
Contract purpose	Inter-financial deposits - CDI floating rate						
Guarantee and insurance	Not applicable						
Rescission or extinction	Not applicable						
Nature of transaction and reason

562 – Reference Form – 2012

16. Related Party Transactions

563 – Reference Form – 2012

16. Related Party Transactions

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Fundação Bradesco	03/25/2002	38,708,000.00	38,708,000.00	Not applicable	Maturity 03/25/2012	No	0.0000
Relation to issuer	Controlling shareholder						
Contract purpose	Subordinated debt						
Guarantee and insurance	Not applicable						
Rescission or extinction	Not applicable						
Nature of transaction and reason							

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Cidade de Deus Companhia Comercial de Participações	12/31/2011	571,254,000.00	571,254,000.00	Not applicable	Indefinite	No	0.0000
Relation to issuer	Controlling shareholder						
Contract purpose	Dividends and bonuses receivable						
Guarantee and insurance	Not applicable						
Rescission or extinction	Not applicable						
Nature of transaction and reason

564 – Reference Form – 2012

16. Related Party Transactions

565 – Reference Form – 2012

16. Related Party Transactions

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Crediare S.A. Crédito Financiamento e Investimento	12/31/2011	1,380,000.00	1,380,000.00	Not applicable	Indefinite	No	0.0000
Relation to issuer	Joint venture						
Contract purpose	Dividends and bonuses receivable						
Guarantee and insurance	Not applicable						
Rescission or extinction	Not applicable						
Nature of transaction and reason							

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Servinet Serviços S/C - Ltda	12/1/2011	4,523,000.00	4,523,000.00	Not applicable	Maturity 10/21/2013	No	0.0000
Relation to issuer	Subsidiary						
Contract purpose	Bond / debenture issue proceeds						
Guarantee and insurance	Not applicable						
Rescission or extinction	Not applicable						
Nature of transaction and reason

16.3 - Identification of measures taken to address conflicts of interest and demonstration of a strictly commutative character of conditions agreed or appropriate compensation payment

Transactions shown in item 16.2, and related parties involving controlling shareholders, subsidiaries and shared-control subsidiaries, are conducted on the basis of usual market values and fees under arm's length conditions, or with compensatory payment, and therefore do not generate any benefit or loss for either party.

Management has internal control structure to ensure that transactions are conducted under similar conditions to those that may be conducted with unrelated parties.

If there are violations of the provisions in item 16.1, cases will be forwarded to the Ethical Conduct Committee, which reports to the board of directors, and it will apply the appropriate penalties, and advise that such violations are offenses and that persons responsible will be subject to penalties under current legislation.

566 – Reference Form – 2012

17. Share Capital

17. Share capital

17.1 - Information on share capital

17.2 - Share Capital increases

Date of resolution	Body deciding increase	Issue date	Total (R$)	Type of increase	Common (units)	Preferred (units)	Total shares (units)	Subscription / Previous capital	Issue price	Quotation factor
10/29/2009	General Meeting	10/29/2009	1,368,183,000	Private	22,831,389	22,831,386	45,662,775	1.48744989	29.96	R$ per unit
Criteria for setting issue price	It is the merger of total shares representing the capital stock of Ibi Participações S.A.. The Exchange ratio was 0.049401676 of Bradesco's share to each share issued by Ibi Participações, attributable to shareholders of Ibi Participações, of which 0.024700839 is for the common share and 0,024700837 is for the preferred share. The shareholders' equity of the companies involved was stated at book value and the share exchange ratio was determined as follows: (i) in relation to Bradesco, it took into account the daily average intraday quote of the common and preferred shares issued by Bradesco on BM&FBovespa in the thirty (30) sessions prior to the decision-making date; and (ii) in relation to Ibi Participações, it took into account the values determined by the parties within the parameters set in the appraisal report on its equity, stated at economic value.									
Period to be paid in	Merger of shares of Ibi Participações.									

Date of resolution	Body deciding increase	Issue date	Total (R$)	Type of increase	Common (units)	Preferred (units)	Total shares (units)	Subscription / Previous capital	Issue price	Quotation factor
10/29/2009	General Meeting	10/29/2009	131,817,000	Without issuing shares	0	0	0	0.00000000	-	R$ per unit
Criteria for setting issue price										
Period to be paid in										

Date of resolution	Body deciding increase	Issue date	Total (R$)	Type of increase	Common (units)	Preferred (units)	Total shares (units)	Subscription / Previous capital	Issue price	Quotation factor
12/18/2009	General Meeting	12/18/2009	2,000,000,000	Private	155,776,637	155,776,621	311,553,258	10.00000000	6.42	R$ per unit
Criteria for setting issue price	The cost attributed to bonus shares, irrespective of the type, complies with the provision set forth in paragraph one of Article 25 of Federal Revenue Service Regulatory Instruction SRF No. 25, of 03.06.2001.									
Period to be paid in	Not applicable. It is the 10% bonus in shares, as it attributes to the Company's shareholders, on a non-onerous basis, one (1) new share to each ten (10) shares of the same type of those shareholders previously held.									

Date of resolution	Body deciding increase	Issue date	Total (R$)	Type of increase	Common (units)	Preferred (units)	Total shares (units)	Subscription / Previous capital	Issue price	Quotation factor
10/6/2010	General Meeting	10/6/2010	2,000,000,000	Private	171,020,483	171,020,465	342,040,948	10.00000000	5.85	R$ per unit
Criteria for setting issue price	The cost attributed to bonus shares, irrespective of the type, complies with the provision set forth in paragraph one of Article 25 of Federal Revenue Service Regulatory Instruction SRF No. 25, of 03.06.2001.									
Period to be paid in	Not applicable. It is the 10% bonus in shares, as it attributes to the Company's shareholders, on a non-onerous basis, one (1) new share to each ten (10) shares of the same type of those shareholders previously held.

567 – Reference Form – 2012

17. Share Capital

17.3 - Information on skills, unbundling, grouping and bonuses

17.4 - Information on reductions of share capital

Reason for not filling out table:

In the fiscal years 2009, 2010 and 2011 and the first quarter of 2012, there was no reduction of capital of the Company.

17.5 - Other material information

There is no further information that we believe to be significant.

568 – Reference Form – 2012

18. Securities

18. Securities

18.1 - Shareholders rights

Type of shares or CDA	**Common**
Tag along	100.000000
Dividend rights	**Minimum mandatory dividend –** Pursuant to item III of Article 30 of Bradesco's bylaws, shareholders are assured 30% of net income, each year, as a minimum mandatory dividend, adjusted for any decrease or increase of the amounts specified in items I, II and III of Article 202 of Law 6,404/76. Therefore this percentage is above the minimum of 25% set by § 2 of Article 202 of Law 6,404/76. **Interim dividends –** On approval from the Board of Directors, management is authorized to declare and pay semi-annual and monthly interim dividends to the existing Retained Earnings or Income Reserve accounts. It may also authorize payment of interest on own capital in total or partial substitution of interim dividends. "PN" shareholders – Dividends paid holders of preferred shares shall be 10% higher than those paid common shares.
Voting right	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of characteristics of capital reimbursement	Preferred shares have priority in reimbursement of share capital in the event of liquidation.
Restriction on circulation	No
Conditions for altering rights guaranteed by these securities	The bylaws do not include any conditions, in addition to those set forth in the law, to change the rights vested by the securities issued by the Company.
Other material characteristics	There are no further characteristics that we believe to be significant.

569 – Reference Form – 2012

18. Securities

18.2 - Description of any statutory rules restricting voting rights of significant shareholders or obliging them to make public offering

There were no statutory rules that limit the voting rights of significant shareholders or oblige them to make public offering.

18.3 - Description of exceptions and suspensive clauses relating to political or economic rights stipulated in bylaws

There were no exceptions and suspensive clauses relating to political or economic rights stipulated in the Company's bylaws.

18.4 - Trading volume and highest and lowest prices of securities traded

570 – Reference Form – 2012

18. Securities

Fiscal year	12/31/2011							
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (R$)	Highest quotation (R$)	Lowest quotation (R$) Quotation factor
03/31/2011	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,133,256,876	27.88	23,40 R$ per unit
06/30/2011	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	2,520,348,403	28.24	25,30 R$ per unit
09/30/2011	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	816,639,944	26.99	21,40 R$ per unit
12/31/2011	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	829,072,926	25.65	22,09 R$ per unit
03/31/2011	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	10,230,542,246	33.95	29,20 R$ per unit
06/30/2011	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	8,596,453,635	33.50	29,85 R$ per unit
09/30/2011	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	12,949,320,587	32.25	25,26 R$ per unit
12/31/2011	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	10,889,469,136	31.45	26,90 R$ per unit

Fiscal year	12/31/2010							
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (R$)	Highest quotation (R$)	Lowest quotation (R$) Quotation factor
03/31/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	570,052,718	25.60	22,39 R$ per unit
06/30/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	881,964,952	24.41	20,85 R$ per unit
09/30/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,044,781,230	26.93	21,79 R$ per unit
12/31/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,432,102,346	28.87	24,79 R$ per unit
03/31/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	7,640,946,436	31.03	27,16 R$ per unit
06/30/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	7,693,974,992	30.60	25,45 R$ per unit
09/30/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	8,970,538,602	33.78	26,40 R$ per unit
12/31/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	10,051,206,137	36.95	31,70 R$ per unit

Fiscal year	12/31/2009							
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (R$)	Highest quotation (R$)	Lowest quotation (R$) Quotation factor
03/31/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	160,554,594	17.59	14,06 R$ per unit
06/30/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	717,369,064	20.65	16,15 R$ per unit
09/30/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,164,744,014	24.07	18,32 R$ per unit
12/31/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	1,244,327,568	25.89	22,59 R$ per unit
03/31/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	8,176,688,934	20.99	16,30 R$ per unit
06/30/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	9,419,339,590	25.37	19,57 R$ per unit
09/30/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	9,023,354,022	29.01	22,12 R$ per unit
12/31/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	9,794,905,328	31.61	27,70 R$ per unit

18.5 - Description of other securities issued

571 – Reference Form – 2012

18. Securities

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	10/24/2003
Maturity date	10/24/2013
Quantity (units)	1
Total (R$)	833,100,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	04/15/2004
Maturity date	04/15/2014
Quantity (units)	1
Total (R$)	501,300,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

572 – Reference Form – 2012

18. Securities

Security	**Subscription Warrant**
Security identification	Subordinate Debt
Issue date	09/29/2009
Maturity date	09/29/2019
Quantity (units)	1
Total (R$)	1,249,650,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	No
Redemption cases and value	Not applicable
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	**Subscription Warrant**
Security identification	Subordinate Debt
Issue date	08/16/2010
Maturity date	01/16/2021
Quantity (units)	1
Total (R$)	1,832,820,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

573 – Reference Form – 2012

18. Securities

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	01/13/2011
Maturity date	01/16/2021
Quantity (units)	1
Total (R$)	835,050,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 51
Issue date	03/23/2010
Maturity date	03/23/2015
Quantity (units)	1
Total (R$)	1,249,650,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

574– Reference Form – 2012

18. Securities

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 52
Issue date	04/22/2010
Maturity date	04/22/2013
Quantity (units)	1
Total (R$)	416,550,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 53
Issue date	05/16/2011
Maturity date	05/16/2016
Quantity (units)	1
Total (R$)	815,850,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

575 – Reference Form – 2012

18. Securities

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 54
Issue date	05/16/2011
Maturity date	05/16/2014
Quantity (units)	1
Total (R$)	1,386,945,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Series 59
Issue date	12/1/2012
Maturity date	12/1/2017
Quantity (units)	1
Total (R$)	1,429,920,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

576 – Reference Form – 2012

18. Securities

18.6 - Brazilian markets which securities are admitted to trading

Bradesco's shares are part of all the stock exchange's indices in which financial sector stock shares may be listed (in addition to the Ibovespa index), such as: the Corporate Sustainability Index (locally ISE); Special Tag Along Stocks Index - (ITAG), the Special Corporate Governance Stock Index (IGC), the Brasil – IBrX and IBrX50 indices - (most actively traded stocks), and the Mid-Large Cap index (MLCX). Internationally, Bradesco is part of the of the New York Stock Exchange's Dow Jones Sustainability World Index and the Madrid Stock Exchange's FTSE Latibex Brasil index.

18.7 - Information on class and type of securities admitted to trading on foreign markets

ADR – BBD

a)      Country: United States of America

b)      Market: Secondary

c)      Entity managing market on which securities are admitted to trading: New York Stock Exchange (NYSE)

d)      Date admitted to trading: 10/01/2001

e)      Trading segment, if applicable: Tier II

f)       Date listed in trading segment: 11/21/2001

g)      Foreign trading as a percentage of total trading volume for each class and type of share in the last period: 65%

h)      Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per preferred share)

i)        Depositary bank, if applicable: The Bank of New York Mellon

j)        Custody institution, if applicable: Banco Bradesco S.A.

ADR – BBDO

a)      Country: United States of America

b)      Market: Secondary

c)      Entity managing market on which securities are admitted to trading: New York Stock Exchange (NYSE)

d)      Date admitted to trading: 03/13/2012

577 – Reference Form – 2012

18. Securities

e)      Trading segment, if applicable: Tier II

f)       Date listed in trading segment: 03/13/2012

g)      Foreign trading as a percentage of total trading volume for each class and type of share in the last period: 2.6% (1)

h)      Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per common share)

i)        Depositary bank, if applicable: The Bank of New York Mellon

j)        Custody institution, if applicable: Banco Bradesco S.A.

(1) Percentage calculation based on trading volume from 03/13/2012 through 03/30/2012.

GDR – XBBDC

a)      Country: Spain

b)      Market: Secondary

c)      Entity managing market on which securities are admitted to trading: Bolsa de Madrid

d)      Date admitted to trading: 02/16/2001

e)      Trading segment, if applicable: Latibex

f)       Date listed in trading segment: 02/16/2001

g)      Foreign trading as a percentage of total trading volume for each class and type of share in the last period: 0.04%

h)      Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per preferred share)

i)        Depositary bank, if applicable: Iberclear

j)        Custody institution, if applicable: CBLC

18.8 - Public offerings of distribution made by the issuer or by third parties, including controlling block and associated companies or subsidiaries, in relation to issuer's securities

In 2011 there were no public offerings of distribution made by the issuer or by third parties, including controlling block and associated companies or subsidiaries, in relation to issuer's securities.

On December 17, 2010, resolutions were submitted to shareholders to vote a capital increase with new share subscription, which were approved at the Extraordinary General Meeting of March 10, 2011, for a R$ 1,500 million capital increase through the issue of 62,344,140 new shares, of which 31,172,072 were common and 31,172,068 preferred shares, at a price per share of R$ 24.06. These transactions were approved by the Central Bank on March 18, 2011.

Laboratório Fleury (Other investments)

On December 15, 2009, Laboratório Fleury held an Initial Public Offering (IPO) for the following amounts, in which the Bradesco affiliate Integritas Participações had its holding altered from 97.38% to 70.95%.

•           Shares offered – quantity: totaling 39,389,570 shares, including a supplementary lot of 5,137,770 shares.

•           Price per share: R$ 16.00

•           Total value of distribution: R$  630,233,120.00

CETIP (Other investments)

In the fourth quarter of 2009, Bradesco disposed of part of its interest in CETIP through a process related to the Initial Public Offering (IPO).

•           Shares offered – quantity: totaling 67,797,926 shares, including a supplementary lot of 8,843,108 shares.

•           Price per share: R$ 13.00

•           Total value of distribution: R$  881,373,038.00

Cielo (formerly VisaNet Brasil) (Jointly controlled company)

On June 30, 2009, Bradesco disposed of part of its interest in Cielo (formerly VisaNet Brasil) through a process relating to the Initial Public Offering (IPO); and on July 3, 2009, in light of the closure of Public Offering of shares of Cielo (formerly VisaNet Brasil), Bradesco sold a supplementary lot of shares, representing 2.2% of Cielo's share capital.

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18. Securities

•           Shares offered – quantity: totaling 559,813,928 shares, including a supplementary lot of 71,651,149 shares.

•           Price per share: R$ 15.00

•           Total value of distribution: R$ 8,397,208,920.00

18.9 - Description of issuer’s public bids for other companies’ shares

For the 2011, 2010 and 2009 periods, there were no public offerings to acquire shares made by the issuer in relation to shares issued by third parties. It should be noted that on April 16, 2012, the CVM (Securities and Exchange Commission) approved a unified public tender offer for acquisition of common and preferred shares issued by Banco BERJ S.A. (BERJ) held by its minority shareholders. The total number of shares covered by the unified tender offering will be 623,256,094 common shares, representing 1.72% of BERJ's total capital and 738,664,623 preferred shares, representing 2.04% of BERJ's total capital. The unified public offering's purchase price will be R$ 33.819280 per thousand common and preferred shares. The auction will adopt procedures to ensure Bradesco's right to raise the bid price during the unified public tender offer, and the new price will be extended to all shareholders that accepted previous bids. The auction took place on May 22, 2012.

18.10 - Other material information

To enhance comparability, the highest and lowest share prices in item 18.4  were adjusted to reflect company events in the periods.

Highest and lowest share prices (before adjustments) for the respective periods are shown below.

Supplement to item 18.5: Describe securities issued other than shares, stating:

I.a) Security: SUBORDINATED DEBT – US$ 500,000,000 – maturing on 10/24/2013

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18. Securities

G.I) Possibility of redemption:

The Notes shall not be subject to optional redemption by the issuer stated above, except under "Early Redemption for Taxation Reasons" below.

Early Redemption for Tax Reasons

The issuer may redeem the Notes in whole but not in part at a redemption price equal to 100% of the principal amount of Notes plus accrued interest on the agreed redemption date and any other amounts due noteholders under the terms of the Issue Indenture or Notes on notifying noteholders at least 30 days and at most to 60 days in advance, if:

•         it be required, or may be required to pay Additional Amounts in excess of the Additional Amounts which it would have to pay if interest payments under the Notes were subject to withholding or deduction at a rate of 15% as a result of any alteration to generally applicable laws or regulations in a tax jurisdiction or any pertinent alteration in general to the application or official interpretation of said laws and tax regulations, in each case, occurring after the original issue date of any of the Notes;

•         it cannot avoid through reasonable measures available to us, our obligation to pay such excess Additional Amounts; and

•         the Central Bank has approved this redemption.

However, the issuer shall not redeem the Notes for tax reasons before the fifth anniversary of the notes' issue date unless the Central Bank grants permission to do so at an earlier date.  No notice of redemption may be given more than 60 days in advance of the first date that it would be required to pay excess Additional Amounts if a payment relating to the Notes were due at that time. Before sending any notice of redemption as described above, the issuer shall deliver to the Trustee (1) a certificate stating that it is entitled to redeem the Notes under the Issue Indenture terms and stating the facts relating to the redemption and (2) a written legal counsel opinion stating that it is obligated to pay said excess Additional Amounts due to a change or amendment as described above, that it cannot avoid paying said excess Additional Amounts by taking measures available to it, and that all governmental approvals required for said redemption have been obtained and are in full force and effect, and specifying any approvals required but not obtained.

G.II) Formula for calculating redemption value:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be redeemed for payment of principal, interest or other amounts to be received, except for redemption or final payment of principal on maturity date.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 10/24/2013, unless maturity date is prorogued as detailed below.

Prorogation of maturity date

Although the stated expiration date of the Notes is 10/24/2013, the issuer may prorogue maturity date to April 24, 2015 and, within 30 days after the end of a currency inconvertibility/non-transfer event deliver a certificate stating that it has have sufficient funds in Brazilian reais at the reference exchange rate, or in dollars, to pay the principal amount of the Notes and other debt payable on the maturity date stated, and cannot make such payment on the Notes due to a currency inconvertibility/non-transfer event occurring and persisting as of said date, and that it has made reasonable efforts to convert and transfer such funds.

If the maturity date is prorogued, the maturity date stated shall be an interest payment date, and interest on the Notes at the Note Rate shall be payable on that date and on each interest payment date subsequent to the prorogued maturity date. If the maturity date is prorogued, the issuer shall notify noteholders within two business days of prorogation.

Early maturity events (event of default):

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18. Securities

The following events shall each be an event of default under the terms of the Notes and Issue Indenture:

•         our failing to make any payment of principal of any of the Notes, whether on maturity date, for redemption or otherwise, except due to a deferral of principal or a prorogation of maturity date described under "– Deferral of Interest and Principal" and "– Prorogation of Maturity Date;"

•         our failing to make any interest payment or any payment of Additional Amounts under the Notes and the Issue Indenture, except due to deferred interest described under "– Deferral of Interest and Principal," and that non-payment persisting for 15 days, and the Trustee has not otherwise received those amounts from the insurer under to the Insurance Policy, or otherwise; excepting that if the insurer recognizes that any interest payment is due and overdue from the insurer under the Insurance Policy, our lack of payment shall not constitute an event of default;

•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or judicial decision or sentence in order to obtain adjudication on the basis of any law of bankruptcy, insolvency, reorganization, readjustment of debt, rating of priority of assets and liabilities or similar law, or order our liquidation or dissolution of our business or the rule of our bankruptcy or insolvency, (2) issue a court ruling or decision that approves as properly filed against us for creditor composition (concordata) or adjustment or settlement under any applicable law except a creditor composition (concordata) permitted under the Issue Indenture, (3) proffers a sentence or court order appointing a receiver, liquidator, assignee, custodian, trustee, agent, sequestration agent or other similar official for us or for all or substantially all of our assets, and said proceedings, or judicial rulings or orders are not annulled, suspended and remain in effect for a period of 60 days, or (4) any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events;

•         we bring an action or start proceedings voluntarily based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding filed for ruling our bankruptcy or insolvency, or we consent in our defence or otherwise, to issuance of a court verdict or decision in an action or proceedings based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, in which we are the defendants, or with the filing of an action or proceedings for a ruling on our bankruptcy or dissolution or insolvency or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

•         we submit Proof of Loss that would cause payment of compensation by the insurer under the Insurance Policy, in circumstances in which we were not entitled to submit Proof of Loss.

H.II) Interest:

8.75% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

   Subordinated.

H.V) Any restrictions imposed on the issuer in connection with:

•       distribution of dividends

None.

•       disposal of certain assets

Merger, absorption, assignment or transference:

Without the consent of noteholders owning at least 66 2/3% of the total principal of Notes    outstanding, we shall not to merge or consolidate with any other person or convey or transfer substantially all our assets and property to any other person, unless, subsequently:

•       the person formed by such consolidation or resulting from such merger or the person acquiring all or substantially all of our property and assets expressly assumes duly punctual payment of principal and interest on all Notes, and fulfillment or observance of each agreement of the Issue Indenture to be fulfilled or observed by us;

•       immediately after the consummation of said transaction, no event of default or event which through notice, lapse of time or other conditions, become an event of default, has occurred and persisted and no agreement or obligation included in the Issue Indenture has been significantly violated; and

•       the person formed by said consolidation or resulting from the merger or the person acquiring all or substantially all our assets and assets delivers to the Trustee a certificate from the directors and legal counsel's opinion each stating that the consolidation, merger, conveyance or transference and – if a supplementary Indenture relating to the transaction is required – the supplementary Issue Indenture are in compliance with the Issue Indenture and that all preceding conditions in the Issue Indenture relating to the transaction have been duly fulfilled.

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•       new debts being assumed

None.

•       issuing new securities

None.

H.VI) Trustee, stating principal contractual terms:

The Bank of New York Trust Company (Cayman) Limited is the Trustee under the Issue Indenture

The Indenture, document signed by the Bank and the Trustee, governs various rights and obligations of the parties in relation to note issues, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among others. The most relevant terms in the Indenture are described in other items herein.

I) Conditions for altering rights assured by these securities:

We and the Trustee may not amend or waive any Note or Issue Indenture term or condition without obtaining prior written consent from the insurer.

   We and the Trustee, without consent from noteholders, may modify the Issue Indenture for certain specified purposes, including, among others, to provide for the issuing of additional notes as described in "– Additional Notes," to remedy ambiguities, defects or inconsistencies, or include any other provisions in relation to matters or issues arising from the Issue Indenture, as long as said correction or additional provision does not adversely affect the interests of noteholders in any material aspect.

In addition, the Issue Indenture may be modified by us and the Trustee with the consent of holders owning a majority of the principal amount of Notes outstanding at the time. Nevertheless, without the consent of all holders of outstanding Notes affected by an alteration, no alteration may:

•         alter the due date of any payment of principal or any portion of interest charges of any Note;

•         reduce the principal amount or interest charges, or alter the method used to calculate the principal amount or interest payable on any date;

•         alter any place of payment where principal or interest on Notes are to be paid;

•         alter the currency in which principal or interest on Notes are to be paid;

•         prejudice the noteholders' right to bring legal actions to enforce payment on maturity date or thereafter;

•         modify the Issue Indenture's subordination provisions said a way as to adversely affect holders;

•         reduce the percentage of the principal of outstanding Notes whose holders are required to consent to any alteration or waiver of any provision in the Issue Indenture or defaults under the Issue Indenture and their consequences; or

•         modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

After an alteration described in the previous paragraph, we are obliged to mail notification to noteholders through the Trustee briefly describing the alteration.  However, failure to send said notice to all noteholders, or error in the notification, shall not affect the validity of the alteration.

Cancellation

We may, at our discretion and at any time, with prior approval from the Central Bank cancel our obligations relating to the Notes through "cancellation by operation of law" or "contractual cancellation."  In general, on cancellation by operation of law, we shall be deemed to have paid and settled all our debt under the Notes and honoured all our obligations under the Notes and the Issue Indenture except the following items, which will survive: (1) noteholders' rights to receive payments of principal and interest on Notes (including any Additional Amounts) when payments are due, (2) our obligations in relation to transfer and exchange of Notes, payment of Additional Amounts, maintaining a payments agent and registrar of the notes and other matters specified in the Issue Indenture and (3) the Trustee's rights, powers, obligations, duties and immunities.

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In addition, through contractual cancellation, we may cancel our obligations under the obligations described in "-Certain Obligations" except the obligations described in "– Fulfillment of obligations under the Notes and Issue Indenture" and "– Use of Proceeds from Sale of Notes" and certain agreements relating to depositing amounts to pay principal and interest on the Notes, measures related to payment agents, the return of unclaimed amounts and other matters.  After contractual cancellation, we may fail to fulfill any cancelled obligation and the subordination provisions in the Indenture shall no longer to be valid.

To exercise cancellation or contractual cancellation we must meet the following conditions:

•         irrevocably deposit with the Trustee, in dollars or in US government obligations or any combination thereof, amounts that in the opinion of internationally recognized independent auditor firms are sufficient to pay and settle the principal and each portion of interest on the Notes under the terms of the Issue Indenture and Notes, Insurance Policy and Issuer's statement of consent;

•         in the event of cancellation by operation of law, we must deliver to the Trustee a legal counsel's opinion stating that (1) we received a regulation from the Federal Revenue Department, or the Federal Revenue Department issued a regulation, or (2) since the date of the Issue Indenture, there has been an alteration in U.S. income tax legislation or its interpretation, in any case for which noteholders do not recognize income, gain or loss for United States income tax purposes as a result of said deposit, withholding and settlement and will be subject to income tax in the United States in the same amount, in the same way and at the same time they would be if said a deposit, withdrawal and settlement had not occurred, unless the Trustee has received written evidence that each noteholder is not subject to, or is exempt from, United States income tax;

•         in the event of contractual cancellation, we must deliver to the Trustee a legal counsel's opinion stating that the noteholders will not recognize income, gain or loss for income tax in the United States as a result of said deposit and cancellation of commitment, and will be subject to United States income tax in the same amount, in the same way and at the same time as they would be if said deposit and contractual cancellation had not occurred;

•         no event of default or event which would become an event of default through notification, lapse of time or other conditions, has occurred and persist on the date of the deposit and in relation to bankruptcy, insolvency and other events described in the third and fourth items above under "– Events of Default" at any time during the period that ends on the 123rd day after the date of that deposit or, if longer, ending on the day after that period expires, preferably the longest applicable, relating to that filing;

•         we must deliver to the Trustee a legal counsel's opinion stating that payment of the amounts deposited with the Trustee will not be subject to future taxes or other governmental charges applied by any Tax Jurisdiction, except where said related Additional Amounts have been deposited in trust with the Trustee;

•         said cancelation does not result in any violation or breach of contract or other instrument to which we are a party or by which we are bound;

•         said cancellation will mean that the trust resulting from that deposit constitutes an investment company as per the definition attributed by the 1940 U.S. Investment Company Act and amendments;

•         we delivered a certificate and legal counsel's opinion stating that all conditions for revocation were met; and

•         no default in payment of principal, premium, if any, or interest on any of the Other Obligations has occurred and continues, said Other Obligations have not become due in advance and no other event of default under those Other Obligations has occurred and continues in such a way as to allow early maturity of these obligations.

J) Other relevant characteristics:

Insurance Policy

An Insurance Policy has been issued to the Trustee for the benefit of noteholders.  The Insurance Policy shall provide coverage in case of the issuer's inability to convert Brazilian reais to dollars in order to make a scheduled payment of interest charges under the terms of the Notes, or to transfer converted funds out of Brazil, or to use or control said funds, due to certain actions or omissions by the Brazilian government, or due to the fact of the Brazilian government not approving said actions or measures. The insurer's obligation in relation to payment of compensation under the Insurance Policy is limited to 18 months interest on the Notes and certain premium payments under the Insurance Policy and is subject to certain conditions, limitations and exclusions that could affect noteholders' ability to receive payments of Notes.

Reserve Account

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On the Notes issue date, the Trustee shall open a separate trust account ("Reserve Account") at The Bank of New York Trust Company (Cayman) Limited, in its name and under its sole control for the benefit of the noteholders. The Reserve Account will initially be supplied with an amount equal to the initial premium refundable, of to six months interest charges on the Notes at the Note Rate.

If the funds held in the account for payment are insufficient to pay all accrued and unpaid interest due on any payment date, and the Trustee has received a Proof of Loss from the issuer, the Trustee shall withdraw the required amount from the Reserve Account in order to honour the issuer's obligations to pay interest under the Notes, unless the amounts may be required on this payment date under the Insurance Policy. The Trustee will transfer these funds on the applicable payment date.

II.a) Security: SUBORDINATED DEBT – EUR 225,000,000 – maturing on 04/15/2014

G.I) Possibility of redemption:

The Notes shall not be subject to optional redemption by us except as stated above in "Early Redemption for Tax Reasons."

Early Redemption for Tax Reasons

We may redeem the Notes in whole but not in part at a redemption price equal to 100% of the principal amount of the Notes together with accrued interest through the date set for redemption, and any other amounts payable to noteholders under the terms of the Issue Indenture or the Notes, by notifying noteholders at least 30 days and at most 60 days in advance, if:

•         we are compelled, or may be compelled to pay Additional Amounts in excess of the Additional Amounts that we would be required to pay if interest payments due the Notes were subject to withholding or deduction at a rate of 15% as a result of any generally applicable alteration to laws or regulations in a tax jurisdiction or any pertinent alteration in general to the official application or interpretation of said laws and Tax Regulations, in each case, occurring after the date of original issue of any of the Notes;

•         we may not avoid, through reasonable measures available to us, our obligations to pay said excess Additional Amounts; and

•         the Central Bank has approved this redemption.

However, we may not redeem the Notes for tax reasons before the fifth anniversary of the notes' issue date unless the Central Bank grants us permission to do so at an earlier date.  No notice of redemption may be given more than 60 days in advance of the first date on which we would be obliged to pay excess Additional Amounts if a payment for the Notes were to be due at this time. Before sending any notice of redemption as described above, we shall deliver to the Trustee (1) a certificate stating that we have the right to redeem the Notes under the terms of the Issue Indenture and stating the facts relating to redemption and (2) a written opinion from attorneys stating that we are obliged to pay said excess Additional Amounts due to a change or alteration described above, that we cannot avoid paying said excess Additional Amounts by taking the measures available to us, and that all necessary governmental approvals required for said redemption have been obtained and are in full force and effect, specifying any approvals required that were not obtained.

G.II) Formula for calculating redemption value:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

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Maturity: 04/15/2014, unless maturity date is prorogued.

Prorogation of maturity date

Although the stated maturity date of the Notes is April 15, 2014, we may prorogate the maturity date to the earlier of October 15, 2015 or 30 days after the date on which the currency inconvertibility/non-transferability event which prevented our honouring payment of our obligations under the Notes ended, if we submit a certificate stating that we have sufficient funds in Brazilian reais at the reference exchange rate or in Euros, to pay the principal amount of Notes and any other debt payable on the stated maturity date and we may not make said payment in relation to the Notes because of a currency inconvertibility/non-transferability event, which occurred, and continues on said date, and that we have made reasonable efforts to convert and transfer said funds.

If the maturity date is prorogued, the maturity date stated shall be an interest payment date, and interest on the Notes at the Note Rate shall be payable on that date and on each interest payment date subsequent to the prorogued maturity date. If the maturity date is prorogued, we shall notify noteholders within two business days of prorogation.

Early maturity events (event of default):

Any of the following events shall be an event of default under the terms of the Notes and Issue Indenture:

•         our failing to make any payment of principal of any of the Notes, whether on maturity date, for redemption or otherwise, except due to a deferral of principal or a prorogation of maturity date described under "– Deferral of Interest and Principal" and "– Prorogation of Maturity Date;"

•         our failing to make any interest payment or any payment of Additional Amounts under the Notes and the Indenture, except when due to a deferral of interest described under "– Deferral of Interest and Principal," and this non-payment continues for 15 days, and the Trustee has not otherwise received those amounts from the insurer under the Insurance Policy, from the Reserve Account or otherwise; except that if the insurance company recognizes that an interest payment is due and payable by the insurer under the Insurance Policy, our lack of payment shall not constitute an event of default;

•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers judicial decision or sentence in order to obtain adjudication on the basis of any law of bankruptcy, insolvency, reorganization, readjustment of debt, prioritizing assets and liabilities or similar law, or orders our liquidation or dissolution of our business or our declaration of bankruptcy or insolvency, (2) issues a ruling or court decision approving as properly filed against us an application for creditor composition (concordata) settlement, adjustment or composition under any applicable law except a creditor composition (concordata) permitted under the Issue Indenture, (3) issue a sentence or court order appointing a custodian, depositary, liquidator, assignee, sequestration agent or other similar official for us or for all or substantially all our assets, and said judicial proceedings, sentences or rulings are not annulled or suspended and remain in effect for a period of 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

•         we bring an action or start proceedings voluntarily based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding filed for ruling our bankruptcy or insolvency, or we consent in our defence or otherwise, to issuance of a court verdict or decision in an action or proceedings based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, in which we are the defendants, or with the filing of an action or proceedings for a ruling on our bankruptcy or dissolution or insolvency or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

•         we submit Proof of Loss that would cause payment of compensation by the insurer under the Insurance Policy, in circumstances in which we were not entitled to submit Proof of Loss.

H.II) Interest:

8% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Subordinated.

H.V) Any restrictions imposed on the issuer in connection with:

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18. Securities

•         distribution of dividends

None.

•         disposal of certain assets

Merger, absorption, assignment or transference:

Without the consent of noteholders that own at least 66 2/3% of the aggregate principal amount of outstanding Notes, we shall not merge or consolidate with any other person or convey or transfer all or substantially all our properties, assets and liabilities to any other person, unless, after this:

•         the person formed by said consolidation or resulting from said merger or the person acquiring all or substantially all of our goods and assets, or all or substantially all of our properties, assets and liabilities, expressly assumes due and punctual payment of principal and interest on all Notes and performance or observance of every agreement of the Issue Indenture to be performed or observed by us;

•         immediately after the consummation of said transaction, no event of default or event which through notice, lapse of time or other conditions, become an event of default, has occurred and persisted and no agreement or obligation included in the Issue Indenture has been significantly violated; and

•         the person formed by said consolidation or resulting from the merger or the person acquiring all or substantially all of our property and assets, or all of the substantially all of our properties, assets and liabilities delivers to the Trustee an officers certificate and legal counsel's opinion each stating that the consolidation, merger, transfer or conveyance and – if a supplemental Issue Indenture for the transaction is required – the supplemental Issue Indenture conforms with the Issue Indenture and that all suspensive conditions in the Issue Indenture relating to the transaction have been adequately fulfilled.

•         new debts being assumed

None.

•         issuing new securities

None.

H.VI) Trustee, stating principal contractual terms:

The Bank of New York Trust Company (Cayman) Limited is the Trustee under the Issue Indenture

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) Conditions for altering rights assured by these securities:

Modification of Issue Indenture

We and the Trustee may not amend or waive any Note or Issue Indenture term or condition without obtaining prior written consent from the insurer.

We and the Trustee shall be able, without the consent of the noteholders, modify the Issue Indenture for certain specified purposes, including, among other things, stipulate issuance of Additional Notes as described under "– Additional Notes," to remedy ambiguities, defects or inconsistencies, or include any other provisions relating to matters or issues arising from the Issue Indenture, as long as this correction or additional provision shall not adversely affect noteholders' interests in any material respect.

In addition, the Issue Indenture may be modified by us and the Trustee with the consent of holders owning a majority of the principal amount of Notes outstanding at the time. Nevertheless, without the consent of all holders of outstanding Notes affected by an alteration, no alteration may:

•         alter the due date of any payment of principal or any portion of interest charges of any Note;

•         reduce the principal amount or interest charges, or alter the method used to calculate the principal amount or interest payable on any date;

•         alter any place of payment at which principal or interest on the Notes is to be paid;

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•         alter the currency in which the principal or interest on the Notes shall be paid;

•         prejudice the right of noteholders to bring legal actions to enforce the obligation to pay on maturity date or thereafter;

•         modify the Issue Indenture's subordination provisions said a way as to adversely affect holders;

•         reduce the percentage of the principal of outstanding Notes whose holders are required to consent to any alteration or waiver of any provision in the Issue Indenture or defaults under the Issue Indenture and their consequences; or

•         modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder prejudiced by the modifications.

After an alteration described in the previous paragraph, we are obliged to mail notification to noteholders through the Trustee briefly describing the alteration. However, failure to send said notice to all noteholders, or error in the notification, shall not affect the validity of the alteration.

Cancellation

We may, at our discretion and at any time, with prior approval from the Central Bank cancel our obligations relating to the Notes through "cancellation by operation of law" or "contractual cancellation."  In general, on cancellation by operation of law, we shall be deemed to have paid and settled all our debt under the Notes and honoured all our obligations under the Notes and the Issue Indenture except the following items, which will survive: (1) noteholders' rights to receive payments of principal and interest on Notes (including any Additional Amounts) when payments are due, (2) our obligations in relation to transfer and exchange of Notes, payment of Additional Amounts, maintaining a payments agent and registrar of the notes and other matters specified in the Issue Indenture and (3) the Trustee's rights, powers, obligations, duties and immunities.

In addition, through contractual cancellation, we may cancel our obligations under the obligations described in "-Certain Obligations" except the obligations described in "– Fulfillment of obligations under the Notes and Issue Indenture" and "– Use of Proceeds from Sale of Notes" and certain agreements relating to depositing amounts to pay principal and interest on the Notes, measures related to payment agents, the return of unclaimed amounts and other matters.  After contractual cancellation, we may fail to fulfill any cancelled obligation and the subordination provisions in the Indenture shall no longer to be valid.

To exercise cancellation or contractual cancellation we must meet the following conditions:

•         we must irrevocably deposit with the Trustee amounts in (i) Euro; or (ii) permitted investments (certain Euro-denominated obligations or repurchase agreements, as defined in the Issue Indenture); or (iii) a combination of the above in amounts that, in the opinion of internationally recognized independent auditor firms, are sufficient to pay and settle the principal and each portion of interest of the Notes (including any amounts payable to the Insurer under the Issue Indenture, the Insurance Policy and Supplementary Insurance Contract) under the terms of the Issue Indenture and the Notes, Insurance Policy and Supplementary Insurance Contract;

•         no event of default or event which, by notice, lapse of time or other conditions, would become an event of default has occurred and continues on the deposit date and in relation to bankruptcy, insolvency and other events described in the third and fourth items above under "– Events of Default" at any time during the period ending on the 123rd day after the date of that deposit or, if longer, ending the day after that period expires, preferably the longest applicable, related to that deposit;

•         we must deliver to the Trustee a legal counsel's opinion stating that payment of the amounts deposited in trust with the Trustee will not be subject to future taxes or other governmental charges levied by any Tax Jurisdiction, unless said related Additional Amounts have been deposited in trust with the Trustee;

•         said cancelation does not result in any violation or breach of contract or other instrument to which we are a party or by which we are bound;

•         said cancellation does not mean the trust resulting from that deposit constituting an investment company as defined by the 1940 U.S. Investment Company Act) as amended;

•         we have delivered a certificate and legal counsel's opinion stating that all conditions for revocation or cancellation were met; and

•         no default in payment of principal, premium, if any, or interest on any of the Other Obligations has occurred and continues, said Other Obligations have not become due in advance and no other event of default under those Other Obligations has occurred and continues in such a way as to allow early maturity of these obligations.

J) Other relevant characteristics:

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18. Securities

Insurance Policy

The insurer will issue the Insurance Policy to the Trustee for the benefit of noteholders. The Insurance Policy shall provide coverage in case of the issuer's inability to convert Brazilian reais to dollars in order to make a scheduled payment of interest charges under the terms of the Notes, or to transfer converted funds out of Brazil, or to use or control funds deposited in the Trustee's account due to certain actions or omissions by the Brazilian government. The insurer's obligation in relation to payment of compensation under the Insurance Policy is limited to 12 months interest on Notes and is subject to certain conditions, limitations and exclusions that could affect the ability of noteholders to receive payments from Notes. The Insurance Policy is issued to the Trustee for the benefit of noteholders.

Reserve Account

On the Closing Date, the Trustee shall open a separate trust account for the benefit of the noteholders ("Reserve Account") at The Bank of New York Trust Company (Cayman) Limited, in its name and under its sole control. The Reserve Account will initially be supplied with funds on the Notes' Closing Date in an amount equal to the payment of six months interest on the Notes at the Note Rate.

If the funds held in the payment account should be insufficient to pay all accrued and unpaid interest due on any payment date, and the Trustee has received a Proof of Loss from the issuer, as long as no Subordination Event has occurred and continues, the Trustee shall withdraw the necessary sum from the Reserve Account to honour the issuer's obligations to pay interest under the terms of the Notes, unless the amounts may be required on this payment date under the terms of the Insurance Policy. The Trustee will transfer these funds on the applicable payment date.

III.a) Security: SUBORDINATED DEBT – US$ 750,000,000 – maturing on 09/29/2019

G.I) Possibility of redemption

The issuer shall not have the right to redeem all or part of the notes before their maturity date.

G.II) Formula for calculating redemption value:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

Characteristics of securities

H.I) Maturity, including conditions for early maturity

Maturity: 09/29/2019.

Early redemption:

Early Maturity Events (Default)

•         the issuer does not make payment of the principal on any notes on maturity date, through redemption or otherwise, except due to a deferral of principal;

•         the issuer fails to pay interest or pay additional amounts under the terms of the notes and Indenture except when due to a deferral of interest and said default continues for 15 days;

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•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers a judicial decision or sentence declaring bankruptcy under any law of bankruptcy, insolvency, recovery, debt readjustment, compulsory reorganization of assets and liabilities or similar law, or orders the issuer's liquidation or dissolution of its business or rules that the issuer is bankrupt or insolvent, or (2) issues a ruling or court decision approving as properly filed an application for reorganization of the issuer and creditor composition under any applicable law except a reorganization permitted under the Indenture, (3) issue a sentence or court order appointing a custodian, administrator, liquidator, assignee, intervener or other similar authority for the issuer for all or substantially all its assets, and said judicial proceedings, sentences or rulings have not been annulled or have remained in full effect for 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to the above mentioned events; or

•         the issuer files for voluntary bankruptcy, or proceedings under any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consent through response or otherwise, with the proffering of a ruling or sentence declaring bankruptcy in an involuntary action or proceeding under any applicable law of bankruptcy, insolvency, reorganization, intervention, liquidation or other similar law, or the commencement of any action or proceedings for bankruptcy or insolvency against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occurs and continues, the principal of all notes and interest due and unpaid on all notes will become immediately due and payable without any declaration or action by the trustee or any noteholders. However, the issuer will be required to make the payments described in this paragraph only after having been declared bankrupt or in liquidation or otherwise winding up, and such payments will be subject to subordination provisions specified in the Issue Indenture.

H.II) Interest

6.75% p.a.

H.III) Guarantee, and if collateral description of asset

No guarantee.

H.IV) In the absence of guarantee, whether the receivable is subordinated or unsecured

Subordinated.

H.V) Any restrictions imposed on the issuer in connection with

•         distribution of dividends

None.

•         disposal of certain assets

Merger, absorption, assignment or transference

Without the consent of holders of not less than 65 2/3% of the principal amount of notes outstanding, the issuer shall not agree to any consolidation or merger with any other person or convey or transfer all or substantially all of its property or assets or all or substantially all its property, assets and liabilities (including the notes issued under the Indenture) to any other person, unless thereafter:

•         the person formed by such consolidation or with which the issuer has merged, or the person acquiring all or substantially all property and assets of the issuer or all or substantially all property, assets and liabilities of the issuer (including notes under the Indenture) expressly assume the due and punctual payment of principal and interest charges on all notes, and fulfillment and observance of all obligations in the Indenture and notes to be fulfilled and observed by the issuer;

•         immediately after the transaction comes into effect, no event of default or event which, through notice, lapse of time or other conditions would become an event of default, has occurred and persisted, and no obligations or agreements specified in the Indenture or in the notes have been significantly breached; and

•         the person formed by said consolidation or with which the issuer has made a merger, or the person acquiring all or substantially all the issuer's property and assets, or all or substantially all the issuer's property and assets and liabilities (including notes issued under the Indenture) delivers to the Trustee a certificate from an officer and legal counsel's an opinion stating that the consolidation, merger, disposition or transfer, and if necessary a supplementary Indenture relating to the transaction, stating that said supplementary Indenture complies with the Indenture and that all suspensive conditions stipulated in the Indenture relating to the transaction have been fulfilled.

Additionally, the above conditions apply only if the issuer wishes to merge or consolidate with another entity or sell its assets substantially as a whole to another entity. The issuer need not meet those conditions if it signs other types of transactions, including any transaction in which it acquires shares or assets of another entity, or any transaction involving a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

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•         new debts being assumed

None.

•         issuing new securities

None.

H.VI) THE TRUSTEE, STATING THE PRINCIPAL TERMS OF THE CONTRACT:

The Bank of New York Mellon is the Trustee under the Issue Indenture.

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) conditions for altering rights assured by these securities

Modifications that do not require approval

The issuer and the trustee may once, without prior consent from noteholders, modify terms and conditions of notes solely to meet the requirements of the Central Bank for the notes to be eligible as Tier 2 capital notes under CVM Resolution No. 3,444 and subsequent amendments. The issuer is not authorized to make any changes without the consent of noteholders if this change in any way affects the interest rate on notes, the cumulative nature of any interest payment due on amounts in arrears, the outstanding principal amount of the notes, their ratings, or their original maturity date.

The trustee will request the opinion of the issuer's Brazilian attorney describing modifications to terms and conditions of the notes required by the Central Bank for the notes to qualify as Tier 2 capital.  On receiving the legal counsel's opinion, the issuer shall sign a ratified endorsement to the Indenture, a new note form and any other documents necessary to implement modifications required by the Central Bank.

The issuer and Trustee may also, without the consent of noteholders, modify the Indenture for certain specific purposes, including, among other things, to issue additional notes, correct ambiguities, inconsistencies or defects and include any other provisions referring to matters or issues arising from the Indenture, as long as said correction or provision added does not adversely affect the interests of noteholders in any material respect.

Modifications that require approval

In addition, the Indenture may be modified by the issuer and the Trustee with the consent of noteholders of a majority of the aggregate principal amount of notes then outstanding. However, without the consent of the holder of each outstanding note affected by a modification, no such modification may:

•         alter the maturity of any payment of principal or interest on any portion of any note;

•         reduce the principal amount or interest rate, or modify the method of calculating the principal amount or interest to be paid on any date;

•         alter any place of payment at which principal or interest on the notes is to be paid;

•         change the currency in which principal or interest on the notes is to be paid;

•         prejudice the noteholders' right to bring an action to enforce any payment on due date or thereafter;

•         modify the Indenture's subordination provisions in such a way as to adversely affect noteholders;

•         reduce the percentage of the principal amount of outstanding notes for which noteholders' consent is required for any modification or waiver for observance of any Indenture provision or defaults and their consequences; or

•         modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

After a modification described in the preceding paragraph, the issuer is required to submit, through the Trustee, a notice to holders briefly describing said alteration. However, the fact of not sending said notice to noteholders, or any error in the notice, will not affect the validity of the modification.

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The Trustee may at any time, convene a noteholders meeting. The issuer or the holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said holders have made a written request to the Trustee to call said a meeting and the Trustee fails to send notice calling the meeting within 20 days of receiving the request. Notices calling meetings shall include the time and place of meeting and a general description of the measure proposed to be taken at the meeting and shall be delivered not less than 30 days and not more than 60 days before the date of the meeting, except that all notices of meetings reconvened after adjournment shall be given not less than 10 days and not more than 60 days before the meeting date. At any meeting, the presence of noteholders owing an aggregate amount of the principal sufficient to take the measure for which the meeting was convened shall constitute a quorum. Any modifications or waivers to the Indenture or notes shall be final and binding on all noteholders whether or not they have given their consent (unless required under the Indenture) or were present at any duly convened meeting.

J) Other relevant characteristics

Relevant characteristics are described above.

IV.a) Security: SUBORDINATED DEBT – US$ 1,600,000,000 – maturing on 01/16/2021

G.I) Possibility of redemption

The issuer is not entitled to redeem all or part of the notes before their maturity date, except as provided below in "Tax Event Redemption through."

Early Redemption through Tax Event

On any interest payment date, with prior approval from the Central Bank and any other governmental authority (if applicable), the notes may be redeemed after the occurrence of a Tax Event (term defined below). In the event of redemption after a Tax Event, the notes will be redeemed at redemption price equal to 100% of aggregate principal amount, plus accrued and unpaid interest, if any, until the date of such redemption, including any additional amounts.

In the case of a Tax Event, the issuer is obliged, before exercising the right of redemption, to deliver to the Trustee a written notice together with a certificate from the management of Banco Bradesco S.A. and a legal opinion from Brazilian attorney, in both cases confirming in a satisfactory manner for the Trustee, that it is entitled to exercise said right of redemption.

"Tax Event" means the determination by the issuer that, immediately before sending the appropriate notice on the date of payment of interest applicable, the issuer would be obliged, for reasons beyond its control, to pay Additional Amounts beyond the Additional Amounts that the issuer would be required to pay if interest payments on the notes were subject to withholding or deduction at a rate of (a) 15% in case of taxes levied in Brazil, (b) 25% in the case of taxes levied in Brazil on money paid to residents of countries in which they are exempt from income tax or subject to an income tax rate of 20% or less, or when the laws of that country restrict disclosure of (i) share ownership structure; or (ii) ownership of the investment; or (iii) beneficial ownership of income paid to non-resident persons pursuant to Law No. 9,779 of January 19, 1999, (c) 0% in case of any taxes levied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date the issuer designates said paying agent, and if in each of these cases, the issuer is unable to avoid said circumstances through reasonable measures.

G.II) Formula for calculating redemption value:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

Characteristics of securities

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18. Securities

H.I) Maturity, including conditions for early maturity

Maturity: 01/16/2021.

Early redemption:

Early Maturity Events (Default)

•         the issuer does not make payment of the principal on any notes on maturity date, through redemption or otherwise, except due to a deferral of principal;

•         the issuer fails to pay interest or pay additional amounts under the terms of the notes and Indenture except when due to a deferral of interest and said default continues for 15 days;

•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers a judicial decision or sentence declaring bankruptcy under any law of bankruptcy, insolvency, recovery, debt readjustment, compulsory reorganization of assets and liabilities or similar law, or orders the issuer's liquidation or dissolution of its business or rules that the issuer is bankrupt or insolvent, or (2) issues a ruling or court decision approving as properly filed an application for reorganization of the issuer and creditor composition under any applicable law except a reorganization permitted under the Indenture, (3) issue a sentence or court order appointing a custodian, administrator, liquidator, assignee, intervener or other similar authority for the issuer for all or substantially all its assets, and said judicial proceedings, sentences or rulings have not been annulled or have remained in full effect for 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to the above mentioned events; or

•         the issuer files for voluntary bankruptcy, or proceedings under any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consent through response or otherwise, with the proffering of a ruling or sentence declaring bankruptcy in an involuntary action or proceeding under any applicable law of bankruptcy, insolvency, reorganization, intervention, liquidation or other similar law, or the commencement of any action or proceedings for bankruptcy or insolvency against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occurs and continues, the principal of all notes and interest due and unpaid on all notes will become immediately due and payable without any declaration or action by the trustee or any noteholders. However, the issuer will be required to make the payments described in this paragraph only after having been declared bankrupt or in liquidation or otherwise winding up, and such payments will be subject to subordination provisions specified in the Issue Indenture.

H.II) INTEREST

5.90% p.a.

H.III) Guarantee, and if collateral description of asset

No guarantee.

H.IV) In the absence of guarantee, whether the receivable is subordinated or unsecured

Subordinated.

H.V) Any restrictions imposed on the issuer in connection with

•         distribution of dividends

None.

•         disposal of certain assets

Merger, absorption, assignment or transference

Without the consent of holders of not less than 66 2/3% of the principal amount of notes outstanding, the issuer shall not agree to any consolidation or merger with any other person or convey or transfer all or substantially all of its property or assets or all or substantially all its property, assets and liabilities (including the notes issued under the Indenture) to any other person, unless thereafter:

•         the person formed by such consolidation or with which the issuer has merged, or the person acquiring all or substantially all property and assets of the issuer or all or substantially all property, assets and liabilities of the issuer (including notes under the Indenture) expressly assume the due and punctual payment of principal and interest charges on all notes, and fulfillment and observance of all obligations in the Indenture and notes to be fulfilled and observed by the issuer;

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18. Securities

•           immediately after the transaction comes into effect, no event of default or event which, through notice, lapse of time or other conditions would become an event of default, has occurred and persisted, and no obligations or agreements specified in the Indenture or in the notes have been significantly breached; and

•           the person formed by said consolidation or with which the issuer has made a merger, or the person acquiring all or substantially all the issuer's property and assets, or all or substantially all the issuer's property and assets and liabilities (including notes issued under the Indenture) delivers to the Trustee a certificate from an officer and legal counsel's an opinion stating that the consolidation, merger, disposition or transfer, and if necessary a supplementary Indenture relating to the transaction, stating that said supplementary Indenture complies with the Indenture and that all suspensive conditions stipulated in the Indenture relating to the transaction have been fulfilled.

Additionally, the above conditions apply only if the issuer wishes to merge or consolidate with another entity or sell its assets substantially as a whole to another entity. The issuer need not meet those conditions if it signs other types of transactions, including any transaction in which it acquires shares or assets of another entity, or any transaction involving a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

•           new debts being assumed

None.

•           issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York Mellon is the Trustee under the Issue Indenture.

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) Conditions for altering rights assured by these securities

Modifications that do not require approval

The issuer and the trustee may once, without prior consent from noteholders, modify terms and conditions of notes solely to meet the requirements of the Central Bank for the notes to be eligible as Tier 2 capital notes under CVM Resolution No. 3,444 and subsequent amendments. The issuer is not authorized to make any changes without the consent of noteholders if this change in any way affects the interest rate on notes, the cumulative nature of any interest payment due on amounts in arrears, the outstanding principal amount of the notes, their ratings, or their original maturity date.

The trustee will request the opinion of the issuer's Brazilian attorney describing modifications to terms and conditions of the notes required by the Central Bank for the notes to qualify as Tier 2 capital.  On receiving the legal counsel's opinion, the issuer shall sign a ratified endorsement to the Indenture, a new note form and any other documents necessary to implement modifications required by the Central Bank.

The issuer and Trustee may also, without the consent of noteholders, modify the Indenture for certain specific purposes, including, among other things, to issue additional notes, correct ambiguities, inconsistencies or defects and include any other provisions referring to matters or issues arising from the Indenture, as long as said correction or provision added does not adversely affect the interests of noteholders in any material respect.

Modifications that require approval

In addition, the Indenture may be modified by the issuer and the Trustee with the consent of noteholders of a majority of the aggregate principal amount of notes then outstanding. However, without the consent of the holder of each outstanding note affected by a modification, no such modification may:

•           alter the maturity of any payment of principal or interest on any portion of any note;

•           reduce the principal amount or interest rate, or modify the method of calculating the principal amount or interest to be paid on any date;

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18. Securities

•           alter any place of payment at which principal or interest on the notes is to be paid;

•           change the currency in which principal or interest on the notes is to be paid;

•           prejudice the noteholders' right to bring an action to enforce any payment on due date or thereafter;

•           modify the Indenture's subordination provisions in such a way as to adversely affect noteholders;

•           reduce the percentage of the principal amount of outstanding notes for which noteholders' consent is required for any modification or waiver for observance of any Indenture provision or defaults and their consequences; or

•           modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

After a modification described in the preceding paragraph, the issuer is required to submit, through the Trustee, a notice to holders briefly describing said alteration. However, the fact of not sending said notice to noteholders, or any error in the notice, will not affect the validity of the modification.

The Trustee may at any time, convene a noteholders meeting. The issuer or the holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said holders have made a written request to the Trustee to call said a meeting and the Trustee fails to send notice calling the meeting within 20 days of receiving the request. Notices calling meetings shall include the time and place of meeting and a general description of the measure proposed to be taken at the meeting and shall be delivered not less than 30 days and not more than 60 days before the date of the meeting, except that all notices of meetings reconvened after adjournment shall be given not less than 10 days and not more than 60 days before the meeting date. At any meeting, the presence of noteholders owing an aggregate amount of the principal sufficient to take the measure for which the meeting was convened shall constitute a quorum. Any modifications or waivers to the Indenture or notes shall be final and binding on all noteholders whether or not they have given their consent (unless required under the Indenture) or were present at any duly convened meeting.

J) Other relevant characteristics

Relevant characteristics are described above.

V. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 51

G.I) POSSIBILITY OF REDEMPTION

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 per cent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized director, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

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G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 03/23/2015

Early Maturity Events (Defaults):

(i)     the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)   (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii)  the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)   any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v)     the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)   any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii)  is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii) Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

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(ix)   the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6,024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x)    if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

4.1% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

H.V) Any restrictions imposed on the issuer in connection with:

•           distribution of dividends

None.

•           disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)      the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)     immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii)   after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two executive directors of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)    the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•           new debts being assumed

596 – Reference Form – 2012

18. Securities

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

•         issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (except if o agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

J) Other relevant characteristics

All relevant characteristics are described above.

VI. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 52

597 – Reference Form – 2012

18. Securities

G.I) Possibility of redemption

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 per cent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized director, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 04/22/2013

Early Maturity Events (Defaults):

(i)      the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)    (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

598 – Reference Form – 2012

18. Securities

(iii)  the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)  any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v)    the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)  any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii) is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii)  Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix)  the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6,024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x)    if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

3.125% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

H.V) Any restrictions imposed on the issuer in connection with:

•           distribution of dividends

None.

•           disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)      the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)     immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

599 – Reference Form – 2012

18. Securities

(iii)   after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two executive directors of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)    the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•           new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

•           issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

600 – Reference Form – 2012

18. Securities

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (except if o agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

J) Other relevant characteristics

All relevant characteristics are described above.

VII. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 53

G.I) POSSIBILITY OF REDEMPTION

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 per cent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized director, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

601– Reference Form – 2012

18. Securities

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 05/16/2016

Early Maturity Events (Defaults):

(i)     the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)   any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii)  the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)   any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v)    the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)  any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii) is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii)  Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix)   the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6.024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x)    if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

4.125% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

602 – Reference Form – 2012

18. Securities

H.V) Any restrictions imposed on the issuer in connection with:

•           distribution of dividends

None.

•           disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)      the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)     immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii)   after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two executive directors of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)    the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•           new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

•           issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

603 – Reference Form – 2012

18. Securities

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (except if o agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

J) Other relevant characteristics

All relevant characteristics are described above.

VIII. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 54

G.I) Possibility of redemption

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 per cent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized director, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

604 – Reference Form – 2012

18. Securities

G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 05/16/2014

Early Maturity Events (Defaults):

(i)     the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)   (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii)  the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)   any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v)    the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)   any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii) is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii)  Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix)  the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6,024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

605 – Reference Form – 2012

18. Securities

(x)    if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

3-month libor + 2.10% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

H.V) Any restrictions imposed on the issuer in connection with:

•           distribution of dividends

None.

•           disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)      the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)     immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii)   after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two executive directors of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)    the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•           new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

606 – Reference Form – 2012

18. Securities

•           issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (except if o agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

J) Other relevant characteristics

All relevant characteristics are described above.

IX. a) Securities: GLOBAL MEDIUM-TERM NOTE – Series 59

G.I) Possibility of redemption

607 – Reference Form – 2012

18. Securities

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 per cent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized director, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) Formula for calculating redemption value:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

Characteristics of securities

H.I) Maturity, including conditions for early maturity:

Maturity: 01/12/2017

Early Maturity Events (Defaults):

(i)     the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii)    (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii)  the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv)  any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

608 – Reference Form – 2012

18. Securities

(v)    the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi)   any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii) is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii)  Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix)  the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6,024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x)    if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) Interest:

4.5% p.a.

H.III) Guarantee, and if collateral description of asset:

No guarantee.

H.IV) In the absence of guarantee, whether receivable is subordinate or unsecured:

Unsecured credit.

H.V) Any restrictions imposed on the issuer in connection with:

•           distribution of dividends

None.

•           disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i)      the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii)     immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii)   after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two executive directors of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv)    the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

609 – Reference Form – 2012

18. Securities

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

•           new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

•           issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) Conditions for altering rights assured by these securities

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (except if o agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

610 – Reference Form – 2012

18. Securities

J) Other relevant characteristics

All relevant characteristics are described above.

X. a) Security: SUBORDINATED DEBT – US$ 1,100,000,000 – maturing on 03/01/2022

G.I) Possibility of redemption

The issuer is not entitled to redeem all or part of the notes before their maturity date, except as provided below in "Tax Event Redemption through."

Early Redemption through Tax Event

On any interest payment date, with prior approval from the Central Bank and any other governmental authority (if applicable), the notes may be redeemed after the occurrence of a Tax Event (term defined below). In the event of redemption after a Tax Event, the notes will be redeemed at redemption price equal to 100% of aggregate principal amount, plus accrued and unpaid interest, if any, until the date of such redemption, including any additional amounts.

In the case of a Tax Event, the issuer is obliged, before exercising the right of redemption, to deliver to the Trustee a written notice together with a certificate from the management of Banco Bradesco S.A. and a legal opinion from Brazilian attorney, in both cases confirming in a satisfactory manner for the Trustee, that it is entitled to exercise said right of redemption.

"Tax Event" means the determination by the issuer that, immediately before sending the appropriate notice on the date of payment of interest applicable, the issuer would be obliged, for reasons beyond its control, to pay Additional Amounts beyond the Additional Amounts that the issuer would be required to pay if interest payments on the notes were subject to withholding or deduction at a rate of (a) 15% in case of taxes levied in Brazil, (b) 25% in the case of taxes levied in Brazil on money paid to residents of countries in which they are exempt from income tax or subject to an income tax rate of 20% or less, or when the laws of that country restrict disclosure of (i) share ownership structure; or (ii) ownership of the investment; or (iii) beneficial ownership of income paid to non-resident persons pursuant to Law No. 9,779 of January 19, 1999, (c) 0% in case of any taxes levied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date the issuer designates said paying agent, and if in each of these cases, the issuer is unable to avoid said circumstances through reasonable measures.

G.II) Formula for calculating redemption value:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

Characteristics of securities

H.I) Maturity, including conditions for early maturity

Maturity: 03/01/2022.

Early redemption:

Early Maturity Events (Default)

•         the issuer does not make payment of the principal on any notes on maturity date, through redemption or otherwise, except due to a deferral of principal;

•         the issuer fails to pay interest or pay additional amounts under the terms of the notes and Indenture except when due to a deferral of interest and said default continues for 15 days;

•         a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers a judicial decision or sentence declaring bankruptcy under any law of bankruptcy, insolvency, recovery, debt readjustment, compulsory reorganization of assets and liabilities or similar law, or orders the issuer's liquidation or dissolution of its business or rules that the issuer is bankrupt or insolvent, or (2) issues a ruling or court decision approving as properly filed an application for reorganization of the issuer and creditor composition under any applicable law except a reorganization permitted under the Indenture, (3) issue a sentence or court order appointing a custodian, administrator, liquidator, assignee, intervener or other similar authority for the issuer for all or substantially all its assets, and said judicial proceedings, sentences or rulings have not been annulled or have remained in full effect for 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to the above mentioned events; or

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18. Securities

•         the issuer files for voluntary bankruptcy, or proceedings under any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consent through response or otherwise, with the proffering of a ruling or sentence declaring bankruptcy in an involuntary action or proceeding under any applicable law of bankruptcy, insolvency, reorganization, intervention, liquidation or other similar law, or the commencement of any action or proceedings for bankruptcy or insolvency against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occurs and continues, the principal of all notes and interest due and unpaid on all notes will become immediately due and payable without any declaration or action by the trustee or any noteholders. However, the issuer will be required to make the payments described in this paragraph only after having been declared bankrupt or in liquidation or otherwise winding up, and such payments will be subject to subordination provisions specified in the Issue Indenture.

H.II) Interest

5.75% p.a.

H.III) Guarantee, and if collateral description of asset

No guarantee.

H.IV) In the absence of guarantee, whether the receivable is subordinated or unsecured

Subordinated.

H.V) Any restrictions imposed on the issuer in connection with

•         distribution of dividends

None.

•         disposal of certain assets

Merger, absorption, assignment or transference

Without the consent of holders of not less than 66 2/3% of the principal amount of notes outstanding, the issuer shall not agree to any consolidation or merger with any other person or convey or transfer all or substantially all of its property or assets or all or substantially all its property, assets and liabilities (including the notes issued under the Indenture) to any other person, unless thereafter:

•         the person formed by such consolidation or with which the issuer has merged, or the person acquiring all or substantially all property and assets of the issuer or all or substantially all property, assets and liabilities of the issuer (including notes under the Indenture) expressly assume the due and punctual payment of principal and interest charges on all notes, and fulfillment and observance of all obligations in the Indenture and notes to be fulfilled and observed by the issuer;

•         immediately after the transaction comes into effect, no event of default or event which, through notice, lapse of time or other conditions would become an event of default, has occurred and persisted, and no obligations or agreements specified in the Indenture or in the notes have been significantly breached; and

•         the person formed by said consolidation or with which the issuer has made a merger, or the person acquiring all or substantially all the issuer's property and assets, or all or substantially all the issuer's property and assets and liabilities (including notes issued under the Indenture) delivers to the Trustee a certificate from an officer and legal counsel's an opinion stating that the consolidation, merger, disposition or transfer, and if necessary a supplementary Indenture relating to the transaction, stating that said supplementary Indenture complies with the Indenture and that all suspensive conditions stipulated in the Indenture relating to the transaction have been fulfilled.

612 – Reference Form – 2012

18. Securities

Additionally, the above conditions apply only if the issuer wishes to merge or consolidate with another entity or sell its assets substantially as a whole to another entity. The issuer need not meet those conditions if it signs other types of transactions, including any transaction in which it acquires shares or assets of another entity, or any transaction involving a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

•         new debts being assumed

None.

•         issuing new securities

None.

H.VI) The trustee, stating the principal terms of the contract

The Bank of New York Mellon is the Trustee under the Issue Indenture.

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) Conditions for altering rights assured by these securities

Modifications that do not require approval

The issuer and the trustee may once, without prior consent from noteholders, modify terms and conditions of notes solely to meet the requirements of the Central Bank for the notes to be eligible as Tier 2 capital notes under CVM Resolution No. 3,444 and subsequent amendments. The issuer is not authorized to make any changes without the consent of noteholders if this change in any way affects the interest rate on notes, the cumulative nature of any interest payment due on amounts in arrears, the outstanding principal amount of the notes, their ratings, or their original maturity date.

The trustee will request the opinion of the issuer's Brazilian attorney describing modifications to terms and conditions of the notes required by the Central Bank for the notes to qualify as Tier 2 capital.  On receiving the legal counsel's opinion, the issuer shall sign a ratified endorsement to the Indenture, a new note form and any other documents necessary to implement modifications required by the Central Bank.

The issuer and Trustee may also, without the consent of noteholders, modify the Indenture for certain specific purposes, including, among other things, to issue additional notes, correct ambiguities, inconsistencies or defects and include any other provisions referring to matters or issues arising from the Indenture, as long as said correction or provision added does not adversely affect the interests of noteholders in any material respect.

Modifications that require approval

In addition, the Indenture may be modified by the issuer and the Trustee with the consent of noteholders of a majority of the aggregate principal amount of notes then outstanding. However, without the consent of the holder of each outstanding note affected by a modification, no such modification may:

•         alter the maturity of any payment of principal or interest on any portion of any note;

•         reduce the principal amount or interest rate, or modify the method of calculating the principal amount or interest to be paid on any date;

•         alter any place of payment at which principal or interest on the notes is to be paid;

•         change the currency in which principal or interest on the notes is to be paid;

•         prejudice the noteholders' right to bring an action to enforce any payment on due date or thereafter;

•         modify the Indenture's subordination provisions in such a way as to adversely affect noteholders;

•         reduce the percentage of the principal amount of outstanding notes for which noteholders' consent is required for any modification or waiver for observance of any Indenture provision or defaults and their consequences; or

•         modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

613 – Reference Form – 2012

18. Securities

After a modification described in the preceding paragraph, the issuer is required to submit, through the Trustee, a notice to holders briefly describing said alteration. However, the fact of not sending said notice to noteholders, or any error in the notice, will not affect the validity of the modification.

The Trustee may at any time, convene a noteholders meeting. The issuer or the holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said holders have made a written request to the Trustee to call said a meeting and the Trustee fails to send notice calling the meeting within 20 days of receiving the request. Notices calling meetings shall include the time and place of meeting and a general description of the measure proposed to be taken at the meeting and shall be delivered not less than 30 days and not more than 60 days before the date of the meeting, except that all notices of meetings reconvened after adjournment shall be given not less than 10 days and not more than 60 days before the meeting date. At any meeting, the presence of noteholders owing an aggregate amount of the principal sufficient to take the measure for which the meeting was convened shall constitute a quorum. Any modifications or waivers to the Indenture or notes shall be final and binding on all noteholders whether or not they have given their consent (unless required under the Indenture) or were present at any duly convened meeting.

J) Other relevant characteristics

Relevant characteristics are described above.

Securities converted:

Security		Value in US$ and EUR		Value in Reais		Date of quotation
I	Subordinate Debt	$	500,000,000.00	R$	833.100.000,00	12/31/2010
II	Subordinate Debt	€	225.000.000,00	R$	501.300.000,00	12/31/2010
III	Subordinate Debt	$	750,000,000.00	R$	1.249.650.000,00	12/31/2010
IV	Subordinate Debt	$	1,100,000,000.00	R$	1.832.820.000,00	12/31/2010
		$	500,000,000.00	R$	835.050.000,00	01/13/2011
V	Subordinate Debt	$	1,100,000,000.00	R$	1.886.720.000,00	1/3/2012
VI	Global Medium – Term Note – Series 51	$	750,000,000.00	R$	1.249.650.000,00	12/31/2010
VII	Global Medium – Term Note – Series 52	$	250,000,000.00	R$	416.550.000,00	12/31/2010
VIII	Global Medium – Term Note – Series 53	$	500,000,000.00	R$	815.850.000,00	05/16/2011
IX	Global Medium – Term Note – Series 54	$	850,000,000.00	R$	1.386.945.000,00	05/16/2011
X	Global Medium – Term Note – Series 59	$	800,000,000.00	R$	1,429,920,000.00	1/12/2012

Date	Dollar (sale)		Euro (sale)	
12/31/2010	R$	1.67	R$	2.23
01/13/2011	R$	1.67	R$	2.23
05/16/2011	R$	1.63	R$	2.32
12/1/2012	R$	1.79	R$	2.29
1/3/2012	R$	1.72	R$	2.29

Source: Central Bank of Brazil

614 – Reference Form – 2012

19. Share buyback/treasury plans

19. Share buyback/treasury plans

19.1 - Information on plans to repurchase the issuer's shares

615 – Reference Form – 2012

19. Share buyback/treasury plans

19.2 - Transactions of securities held in treasury

Period ended 12/31/2011

Type of share	Preferred class share	Description of securities	
Preferred			
Movement	**Quantity (units)**	**Total (R$)**	**Weighted average price (R$)**
Opening balance	-	-	-
Acquisition	4,466,400	120,017,526.71	26.87
Disposal	-	-	-
Cancellation	-	-	-
Closing Balance	**4,466,400**	**120,017,526.71**	**26.87**

Type of share	Preferred class share	Description of securities	
Common			
Movement	**Quantity (units)**	**Total (R$)**	**Weighted average price (R$)**
Opening balance	395,300	**10,048,958.75**	**25.42**
Acquisition	2,091,700	53,042,242.85	25.36
Disposal	-	-	-
Cancellation	-	-	-
Closing Balance	**2,487,000**	**63,091,201.60**	**25.37**

616 – Reference Form – 2012

19. Share buyback/treasury plans

Period ended 12/31/2010

Type of share	Preferred class share	Description of securities	
Preferred			
Movement	**Quantity (units)**	**Total (R$)**	**Weighted average price (R$)**
Opening balance	**3,197,260**	**103,011,300.23**	**32.22**
Acquisition	140,910	4,740,056.32	33.64
Disposal	-	-	-
Cancellation	3,338,170	107,751,356.55	32.28
Closing Balance	-	-	-

Type of share	Preferred class share	Description of securities	
Common			
Movement	**Quantity (units)**	**Total (R$)**	**Weighted average price (R$)**
Opening balance	**3,338,170**	**85,862,509.17**	**25.72**
Acquisition	395,300	10,048,958.75	25.42
Disposal	-	-	-
Cancellation	3,338,170	85,862,509.17	25.72
Closing Balance	**395,300**	**10,048,958.75**	**25.42**

617 – Reference Form – 2012

19. Share buyback/treasury plans

Period ended 12/31/2009

Type of share	Preferred class share	Description of securities	
Preferred	-	-	-
Movement	**Quantity (units)**	**Total (R$)**	**Weighted average price (R$)**
Opening balance	**34,600**	**1,334,119.82**	**38.56**
Acquisition	3,162,660	101,677,180.41	32.15
Disposal	-	-	-
Cancellation	-	-	-
Closing Balance	**3,197,260**	**103,011,300.23**	**32.22**

Type of share	Preferred class share	Description of securities	
Common			
Movement	**Quantity (units)**	**Total (R$)**	**Weighted average price (R$)**
Opening balance	**129,021**	**3,518,480.82**	**27.27**
Acquisition	3,209,170	82,344,500.85	25.66
Disposal	21	472.50	22.50
Cancellation	-	-	-
Closing Balance	**3,338,170**	**85,862,509.17**	**25.72**

19.3 - Information on securities held in treasury at the close of the last fiscal year

19.4 Other material information

Item 19.2

As a complement to item 19.2, treasury movements for March 2012 are shown below.

618 – Reference Form – 2012

19. Share buyback/treasury plans

619 – Reference Form – 2012

20. Trading policy

20. Trading policy

20.1 - Information on trading policy for securities

a)      date approved

07/29/2002

b)      related persons

 The Policy for Trading in Securities Issued by Banco Bradesco S.A. applies to directly and indirectly controlling shareholders, members of its board of directors, officers and supervisory board members, as well as members of any bodies carrying out technical or advisory duties created by statutory provision, and all those who know of information relating to material events or facts in the course of their duties or position with Bradesco or its related companies.

c)      main characteristics

The Policy for Trading in Securities Issued by Banco Bradesco S.A., follows the guidelines of CVM Instruction 358 of January 3, 2002, in particular stating:

1.      Officers and directors and members of the supervisory board or any bodies having technical or advisory duties created by statutory provision, must inform Banco Bradesco S.A. of ownership and trades in securities issued by the company, its parent or controlled companies, provided that they are publicly listed companies;

2.      Directly or indirectly controlling shareholders, and shareholders that elect members of the board of directors or supervisory board, and any natural or legal person, or group of persons acting jointly or representing the same interest, must inform the company if they directly or indirectly own shares corresponding to 5% (five percent) or more of the type or class of shares representing the capital of Banco Bradesco S.A.;

3.      A person or group of persons representing the same interest and holding 5%, or more must inform the company whenever said holding increases by 5% (five percent) of the type or class of shares of the share capital of Banco Bradesco S.A.;

4.      The persons mentioned in item "1" above must report disposal or cancellation of shares or other securities, or rights over the latter, whenever their holding in the type or class of securities in question reaches 5% (five percent) of the total in this class or type of share, and whenever said holding is reduced by 5% (five percent) of the total of the type or class of share;

5.      Directly or indirectly controlling shareholders, members of the board of directors, officers, members of the fiscal counciland of any technical or advisory bodies set up under its bylaws, and whosoever, owing to their position or function in Banco Bradesco S.A., its controlling company, subsidiaries or affiliates, knows of information relating to a material event or fact, must refrain from trading in certain restricted periods.

d)      provisions for trading blackout periods and description of procedures adopted to monitor trading in such periods

The direct or indirect controlling shareholders, members of the board of directors, officers, members of the fiscal counciland any technical or advisory bodies set up under bylaws, or anyone who has signed the term of adhesion due to their position, job or duties at Banco Bradesco S.A., its controlling companies, subsidiaries or affiliates, who become aware of information relating to a material event or fact, must refrain from trading securities issued by the Company or referenced to them:

a)      prior to disclosure to the market of a material event or fact in the business of Bradesco;

b)      within 15 (fifteen) days of Banco Bradesco's disclosing its quarterly or annual reports (locally referred to by the acronyms ITR and DFP);

c)      if there is the intention of promoting a corporate merger, total or partial split, conversion, or reorganization; and

d)      in relation to the direct or indirect controlling shareholders, members of the board of directors and officers, whenever there is an ongoing acquisition or disposal of Banco Bradesco S.A.'s own shares or those of its subsidiaries, affiliates or other companies under joint control, or if an option or mandate for this purpose has been granted, only on the dates on which the Company trades or inform the broker that it will trade its own shares.

At the beginning of each year and whenever there are alterations, all Company officers and directors are given a calendar specifying periods in which they will be barred from trading securities issued by the Company or securities referenced to them.

At the same time, quotations of securities issued by the Company are monitored in order to identify any variations that require investigation.

620 – Reference Form – 2012

20. Trading policy

20.2 - Other material information

The prohibitions stipulated  in item 20.1 also apply to:

a)      anyone cognizant of a material event or fact, and knowing that it has not yet been disclosed to the market, in particular persons who have a business, professional or confidential relationship with Banco Bradesco S.A., such as independent auditors, stock analysts, consultants and distribution system institutions, who must be informed of the materiality of such information by whoever provided it, must verify the situation in relation to disclosure before trading Banco Bradesco S.A. securities or its related securities;

b)      members of the board of directors and officers leaving Banco Bradesco S.A.'s management before public disclosure of a business event or fact initiated during their period in management, to be extended for a period of 6 (six) months after their departure.

The stipulated prohibitions cease to have effect when Banco Bradesco S.A. discloses the material fact to the market, unless trading in the shares might affect the conditions of the above mentioned business to the detriment of Banco Bradesco S.A. or its shareholders.

Our policy on trading in securities is an integral part of our Instrument of Policy for Disclosure of Material Facts and Trading in Securities, which is available on our website www.bradesco.com - Governança Corporativa – Políticas [Corporate Governance – Policies], and is also available on the BM&FBovespa and CVM websites.

621 – Reference Form – 2012

21. Disclosure policy

21. Disclosure policy

21.1 - Description of internal rules, regulations or procedures relating to disclosure

In the internal environment, senior management states that, although access to insider knowledge is inherent to the work of staff of the Company and related companies, use of such information for the benefit of themselves or others prior to disclosure to the market amounts to an illicit act and an affront to the Company's basic principles, such as responsibility, ethics, transparency, loyalty and good faith, and will subject an "insider" or other beneficiaries to civil liability, administrative and criminal penalties.

The following precautions are to be taken in the conduct of business:

a)      staff shall periodically reread the document named "Policies for Disclosure of Material Event or Fact and Trading in Securities", and its appendices "Memorandum of Adhesion" and "Codes of Ethical Conduct", all available on the corporate Internet, and encourage their team to do so;

b)      only those who must know should take part in transactions that may involve insider information;

c)      there must be full transparency for those involved, clearly showing the legal responsibility of each of them, warning them that the business being developed is confidential and should not be discussed even with their own family members or relatives;

d)      absolute secrecy must be kept in relation to details of insider information, irrespective of the media on which they are stored (paper or magnetic media); there must be restriction of any type of unauthorized access, and such information must not be transferred or sent to others through media that are not adequately protected; and

e)      subordinates who have access to insider information in the course of their business, and others who have similar access, such as independent auditors, lawyers, financial advisors and analysts, accountants, consultants and other entities in the stock distribution system, must sign and hand in a Memorandum of Adhesion to the document known as "Policies for Disclosure of Material Event or Fact and Trading in Securities."

21.2 - Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Banco Bradesco S.A.'s policy for disclosing material events or facts was approved on 7/29/2002 and follows the basic guidelines of CVM Instruction 358 of January 3, 2002.

Disclosure of material events or facts is centralized, thus facilitating control over this information, in which those involved strictly adhere to the rules described in item 21.1 above.

21.3 - Directors and officers responsible for the implementation, maintenance, evaluation and supervision of policy for disclosure of information

The Investor Relations officer is responsible for implementing and monitoring Banco Bradesco S.A.'s Policies for Disclosure and Use of Material Event or Fact Information and Trading in Securities.

21.4 - Other material information

There is no further information that we believe to be significant.

622 – Reference Form – 2012

22. Extraordinary business

22. Extraordinary business

22.1 - Acquisition or disposal of any relevant asset that does not fall within normal operations of the issuer's business

All disposals and acquisitions of assets we consider relevant for the years 2009, 2010 and 2011, and for the first quarter of 2012, have been duly described in item 6.5 of this Reference Form.

22.2 - Significant alterations in the issuer's manner of conducting business

In the years 2009, 2010 and 2011, and in the first quarter of 2012, there were no significant alterations in the issuer's manner of conducting its business.

22.3 - Significant contracts not directly related to operating activities entered into by the issuer or its subsidiaries

There were no material contracts entered into by Banco Bradesco or its subsidiaries not directly related to its operational activities.

22.4 - Other material information

There is no further information that we believe to be significant.

623 – Reference Form – 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.